Form 20-F
period 2025-12-31
Yuanbao Inc.
filed 2026-04-30
CIK 1995520

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES

EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT

OF 1934

For the fiscal year ended December 31, 2025

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE

ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from   to

Commission file number: 001-42616

Yuanbao Inc.

(Exact name of registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation)

Building 2, No.8 Beichen West Road,

Chaoyang District, Beijing 100101

People’s Republic of China

(Address of principal executive offices)

Huirui Wan, Chief Financial Officer

Telephone: +86-10 64849901

E-mail: ray.wan@ybbx.com

Building 2, No.8 Beichen West Road,

Chaoyang District, Beijing 100101

People’s Republic of China

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered, pursuant to Section 12(b) of the Act

Title of each class	Trading Symbol	Name of each exchange on which registered
American depositary shares, each representing six Class A ordinary shares, par value US$0.0001 per share	YB	The Nasdaq Global Market
Class A ordinary shares, par value US$0.0001 per share*

*	Not for trading, but only in connection with the listing on the Nasdaq Global Market of American depositary shares

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

Indicate the number of issued and outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Class A ordinary shares, par value US$0.0001 each, 194,348,706 shares outstanding as of December 31, 2025

Class B ordinary shares, par value US$0.0001 each, 82,132,500 shares outstanding as of December 31, 2025

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards † provided pursuant to Section 13(a) of the Exchange Act. ☐

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (10 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued	Other ☐
by the International accounting Standards Board ☐

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐ No ☐

i

INTRODUCTION

Except where the context otherwise requires and for purposes of this annual report on Form 20-F only:

●	“ADRs” refers to the American depositary receipts which, if issued, evidence the ADSs;
●	“ADSs” refers to American depositary shares, each of which represents six Class A ordinary shares;
●	“Affiliated Entities” refers to the VIE and its subsidiaries;
●	“CAGR” refers to compound annual growth rate;
●	“China” or the “PRC” refers to the People’s Republic of China, and only in the context of describing laws, regulations and other legal or tax matters of Chinese mainland in this annual report, excludes the Hong Kong Special Administrative Region, the Macau Special Administrative Region and the Taiwan Region. To the extent that Chinese mainland laws and regulations are applied in Hong Kong and Macau, the legal and operational risks associated with operating in Chinese mainland also apply to operations in Hong Kong and Macau;
●	“long-term policy” refers to an insurance policy with a covered tenor that is longer than one year;
●	“retention rate of active users” in a certain year refers to the proportion of users who made payments on our platform in the previous year and purchased insurance policies in the current year, out of the total number of users who made payments on our platform in the previous year;
●	“RMB” and “Renminbi” refers to the legal currency of China;
●	“shares” or “ordinary shares” refers to our Class A ordinary shares and Class B ordinary shares, par value US$0.0001 per share;
●	“short-term policy” refers to an insurance policy with a covered tenor that is one year or shorter;
●	“US$,” “U.S. dollars,” “$,” or “dollars” refers to the legal currency of the United States;
●	“VIE” refers to the variable interest entity, Yuanbao Shuke (Beijing) Technology Co., Ltd., which is a PRC company whose financial results have been consolidated into our consolidated financial statements for accounting purposes, but is not an entity in which we own equity interest;
●	“we,” “us,” “our company,” “our” or “Yuanbao” refers to Yuanbao Inc., its subsidiaries, and affiliated entities. For the avoidance of confusion, “our holding company” only refers to Yuanbao Inc.; “our subsidiaries” refers to the entities in which Yuanbao Inc. holds direct or indirect equity ownership, and thus consolidates their financial information; for “Affiliated Entities,” “VIE,” and “WFOE,” see stand-alone definitions set forth herein. Yuanbao Inc. is a holding Company with operations primarily conducted by its wholly-owned Chinese mainland subsidiaries and through contractual arrangements with the VIE and the VIE’s subsidiaries; and
●	“WFOE” refers to our wholly foreign-owned enterprise, Yuanbao Kechuang (Beijing) Technology Co., Ltd.

Names of certain companies provided in this annual report are translated or transliterated from their original Chinese legal names.

Discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

This annual report on Form 20-F includes our audited consolidated financial statements as of December 31, 2024 and 2025 and for the fiscal years ended December 31, 2023, 2024 and 2025.

This annual report contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise stated, the translation of Renminbi into U.S. dollars has been made at RMB6.9931 to US$1.00, the noon buying rate in effect on December 31, 2025 as set forth in the H.10 Statistical Release of the Federal Reserve Board. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

The ADSs are listed on the Nasdaq Global Market under the symbol “YB.”

FORWARD LOOKING STATEMENT

This annual report contains forward-looking statements that reflect our current expectations and views of future events. These forward-looking statements are made under the “safe harbor” provision under Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and as defined in the Private Securities Litigation Reform Act of 1995. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. All statements other than statements of historical fact in this annual report constitute forward-looking statements. We have used words or phrases such as “may,” “would,” “will,” “expect,” “anticipate,” “intend,” “seek,” “estimate,” “plan,” “believe,” “is/are likely to” or other similar expressions in this annual report to identify some of these forward-looking statements. These forward-looking statements, including, among others, those relating to our future business prospects, product development, revenues, profits, costs, capital expenditures, cash flows and working capital, are necessarily estimates reflecting the best judgment of directors and management and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this annual report.

These statements involve risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Although we believe that we have a reasonable basis for each forward-looking statement contained in this annual report, we caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, about which we cannot be certain. Forward-looking statements in this annual report include, but are not limited to, statements about:

●	our future business development, financial condition and results of operations;
●	the expected growth of the personal life and A&H insurance industry in Chinese mainland;
●	our expectations regarding the prospects of our business model and the demand for and market acceptance of our products and services;
●	our expectations regarding maintaining and strengthening our relationships with insurance consumers, insurance carriers, user traffic channels, marketing partners, customers, suppliers, other collaborators, as well as other stakeholders;
●	competition in our industry;
●	relevant government policies and regulations relating to our industry; and
●	general economic and business conditions in the regions where we operate, and globally.

You should read this annual report, including the risk factors disclosed in “Item 3. Key Information—D. Risk Factors” and the documents that we refer to in this annual report thoroughly and with the understanding that our actual future results may be materially different from and worse than what we expect. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements.

Market data and certain industry forecasts used in this annual report were obtained from internal surveys, market research, publicly available information and industry publications. Industry publications generally state that the information contained therein has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Similarly, internal surveys, industry forecasts and market research, while believed to be reliable, have not been independently verified, and we make no representation as to the accuracy of such information.

You should not rely upon forward-looking statements as predictions of future events. The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this annual report and the documents that we refer to in this annual report and have filed as exhibits to the registration statement, of which this annual report is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Our Company

We are a leading technology-driven online insurance distributor in China. We take pride in pioneering the seamless integration of insurance with cutting-edge technologies, and have constructed a highly efficient full consumer service cycle engine. Through this engine, we successfully distribute suitable and high-quality insurance products to over ten million insurance consumers.

Our Holding Company Structure

Yuanbao Inc. is a Cayman Islands holding company and conducts its business operations in Chinese mainland primarily through (i) its wholly-owned Chinese mainland subsidiary, our WFOE, namely, Yuanbao Kechuang (Beijing) Technology Co., Ltd., and our WFOE’s subsidiary, in which we hold equity ownership interests, and (ii) the VIE, namely, Yuanbao Shuke (Beijing) Technology Co., Ltd., with which we have maintained contractual arrangements, and its subsidiaries.

We operate our business this way due to the current legal restrictions of Chinese mainland on foreign ownership of value-added telecommunications business and qualification requirements on foreign investors in the insurance intermediary business. We do not have any equity interests in the VIE. However, the contractual arrangements entered into with the VIE allow us to be considered the primary beneficiary of the VIE for accounting purposes, and to consolidate the financial results of the VIE in our consolidated financial statements under U.S. GAAP. These contractual arrangements include the exclusive business cooperation agreement, exclusive equity option agreement, equity pledge agreement, exclusive asset purchase agreement, shareholder entrustment agreement, power of attorney, spousal consent letter, undertaking letter and loan agreement, as the case may be. For a summary of these contractual arrangements, see “Item 4. Information of the Company—C. Organizational Structure—Contractual Arrangements with the VIE and Its Shareholders.” If the VIE or its shareholders fail to perform their respective obligations under the contractual arrangements, we could be limited in our ability to enforce the contractual arrangements that enable us to direct the activities of the VIE that most significantly impact its economic performance and to receive economic benefits that may be significant to the VIE. Furthermore, if we are unable to maintain such direction, we would not be able to continue to consolidate the financial results of the VIE and its subsidiaries in our financial statements. For a detailed description of the risks associated with our corporate structure, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.” As of the date of this annual report, such contractual arrangements have not been tested in any of the courts in Chinese mainland.

The following chart illustrates our corporate structure, including our principal subsidiaries, the VIE and its principal subsidiaries, as of the date of this annual report.

(1)Mr. Rui Fang and Beijing Yibao Technology Limited Partnership hold 79% and 21% equity interests in Yuanbao Shuke (Beijing) Technology Co., Ltd., respectively.

Permissions Required from the PRC Authorities for Our Operations and Offerings

Prerequisite regulatory licenses, permits and approvals

We conduct our business operations in Chinese mainland primarily through our WFOE and the Affiliated Entities. Our operations in Chinese mainland are governed by laws and regulations of Chinese mainland. As of the date of this annual report, we have obtained the requisite licenses, permits and approvals from the Chinese mainland government authorities that are material for the business operations of our holding company, our WFOE and the Affiliated Entities in Chinese mainland, including, among others, the insurance intermediary license for providing the insurance agency and insurance brokerage business and the value-added telecommunications business operation license for providing online data processing and transaction processing services (only limited to e-commerce business) and information services business (only limited to internet information services). Given that the interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant governmental authorities may change from time to time, we may be required to obtain additional licenses, permits or approvals for business operations in the future. If any of our WFOE and the Affiliated Entities is found to be in violation of any existing or future laws or regulations of Chinese mainland, or fail to obtain or maintain any of the requisite licenses, permits and approvals, the relevant Chinese mainland government authorities would have discretion to take action in dealing with such violations or failures. For details of the associated risks, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Any failure to obtain, renew or maintain the requisite approvals, licenses or permits applicable to our business operation may have a material and adverse impact on our business and results of operations.”

Cash Flows through Our Organization

We conduct our business operations in Chinese mainland primarily through our WFOE and the Affiliated Entities. Under laws of Chinese mainland, Yuanbao Inc. may, via its intermediary holding companies, provide funding to our Chinese mainland subsidiary only through capital contributions or loans, and to the VIE only through loans, subject to satisfaction of applicable government registration and approval requirements.

In 2023, 2024 and 2025, transfers of cash were made across our organization through capital contributions, intragroup loans, repayment of loans and payments for services provided. In 2023, 2024 and 2025, our Chinese mainland subsidiary transferred nil, RMB76.7 million and RMB225.2 million (US$32.2 million) to Yuanbao HK, respectively, and transferred RMB36.0 million, RMB1.5 million and RMB130.0 million (US$18.6 million) to the VIE, respectively, through intra-group loans and repayment of loans. In 2023, 2024 and 2025, the VIE transferred RMB73.3 million, RMB842.9 million and RMB865.5 million (US$123.8 million) to our Chinese mainland subsidiary, respectively, through repayment of loans, intra-group loans and payment for services. In 2023, 2024 and 2025, Yuanbao HK transferred nil, RMB70.1 million and RMB599.1 million (US$85.7 million) to Yuanbao Inc., respectively, and transferred nil, nil and RMB184.1 million (US$26.3 million) to our Chinese mainland subsidiary, respectively, through repayment of loans. In 2023, 2024 and 2025, Yuanbao Inc. transferred nil, nil and RMB869.8 million (US$124.4 million) to Yuanbao HK, respectively, through capital contributions and intra-group loans. The significant increase in transfer of cash across our organization in 2025 was primarily attributable to our operational and business development needs. Apart therefrom, no other cash or asset was transferred within our organization for the years ended December 31, 2023, 2024 and 2025.

As of the date of this annual report, we do not have cash management policies and procedures in place that dictate how funds are transferred through our organization. Rather, the funds can be transferred in accordance with the applicable laws and regulations of Chinese mainland without limitations, subject to satisfaction of applicable government registration and approval requirements.

As of the date of this annual report, Yuanbao Inc. has not declared or paid any cash dividend or dividend in kind. We may consider declaring dividends. In the future, our ability to pay dividends, if any, to our shareholders and ADS holders and to service any debt it may incur will depend upon dividends paid by our Chinese mainland subsidiary. Under laws and regulations of Chinese mainland, our Chinese mainland subsidiary is subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets offshore to Yuanbao Inc. In particular, under the current effective laws and regulations of Chinese mainland, dividends may be paid only out of distributable profits. Distributable profits are the net profit as determined under PRC GAAP, less any recovery of accumulated losses and appropriations to statutory and other reserves required to be made. Our Chinese mainland subsidiary is required to set aside at least 10% of its after-tax profits each year, after making up previous years’ accumulated losses, if any, to fund certain statutory reserve funds, until the aggregate amount of such a fund reaches 50% of its registered capital. At its discretion, our Chinese mainland subsidiary may allocate a portion of their after-tax profits based on PRC GAAP to discretional funds. As a result, our Chinese mainland subsidiary may not have sufficient distributable profits to pay dividends to us in the near future. In addition, if any Chinese mainland subsidiary incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to Yuanbao Inc.

Financial Information Relating to the Affiliated Entities

The following tables set forth the summary consolidated statement of operations, summary consolidated balance sheet and summary consolidated cash flow for (i) Yuanbao Inc., our Cayman parent holding company, (ii) Yuanbao Kechuang (Beijing) Technology Co., Ltd., or the WFOE, the primary beneficiary of the VIE under U.S. GAAP, and its subsidiary, and (iii) Yuanbao Shuke (Beijing) Technology Co., Ltd., or the VIE, and its subsidiaries. The VIE’s subsidiaries are primarily engaged in and generate revenue from the provision of insurance distribution services to partnered insurance carriers and incur various types of related expenses. The WFOE and its subsidiary and the VIE, on the other hand, are primarily engaged in and generate revenue from the provision of system services to partnered insurance carriers to optimize the efficiency of insurance distribution. You should read the following tables together with our consolidated financial statements and the related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report.

Condensed consolidated statements of operations information

	For the Year Ended December 31, 2025
			WFOE	The VIE
	Yuanbao	Other	and WFOE’s	and VIE’s
	Inc.	Subsidiaries	subsidiaries	subsidiaries	Elimination	Consolidated

	(RMB in thousands)
Third-party revenues	—	—	2,714,994	1,658,159	—	4,373,153
Inter-company revenues(1)	—	—	765,703	—	(765,703)	—
Operating costs and expenses
Operations and support	—	(4)	(122,323)	(45,131)	—	(167,458)
Selling and marketing expenses	—	(344)	(1,373,877)	(842,938)	—	(2,217,159)
General and administrative expenses	(13,096)	(12,052)	(243,060)	(18,635)	—	(286,843)
Research and development expenses	—	—	(342,704)	(788,112)	765,703	(365,113)
Total operating costs and expenses	(13,096)	(12,400)	(2,081,964)	(1,694,816)	765,703	(3,036,573)
Income from subsidiaries and the VIE(2)	1,317,111	1,449,989	(9,852)	—	(2,757,248)	—
Others, net	3,525	9,522	55,100	3,984	—	72,131
Income tax expense	—	(130,000)	6,008	22,821	—	(101,171)
Net (loss)/income	1,307,540	1,317,111	1,449,989	(9,852)	(2,757,248)	1,307,540

	For the Year Ended December 31, 2024
			WFOE	The VIE
	Yuanbao	Other	and WFOE’s	and VIE’s
	Inc.	Subsidiaries	subsidiaries	subsidiaries	Elimination	Consolidated

	(RMB in thousands)
Third-party revenues	—	—	1,845,928	1,438,597	—	3,284,525
Inter-company revenues(1)	—	—	710,721	—	(710,721)	—
Operating costs and expenses
Operations and support	—	—	(107,617)	(58,714)	—	(166,331)
Selling and marketing expenses	—	—	(1,188,125)	(601,783)	—	(1,789,908)
General and administrative expenses	(15,820)	(846)	(195,954)	(26,019)	—	(238,639)
Research and development expenses	—	—	(202,186)	(739,576)	710,721	(231,041)
Total operating costs and expenses	(15,820)	(846)	(1,693,882)	(1,426,092)	710,721	(2,425,919)
Income from subsidiaries and the VIE(2)	871,798	872,890	25,933	—	(1,770,621)	—
Others, net	9,868	(246)	15,426	7,760	—	32,808
Income tax expense	—	—	(31,236)	5,668	—	(25,568)
Net income	865,846	871,798	872,890	25,933	(1,770,621)	865,846

	For the Year Ended December 31, 2023
			WFOE	The VIE
	Yuanbao	Other	and WFOE’s	and VIE’s
	Inc.	Subsidiaries	subsidiaries	subsidiaries	Elimination	Consolidated

	(RMB in thousands)
Third-party revenues	—	—	1,241,246	803,906	—	2,045,152
Inter-company revenues(1)	—	—	51,258	—	(51,258)	—
Operating costs and expenses
Operations and support	—	—	(58,943)	(79,019)	—	(137,962)
Selling and marketing expenses	—	—	(831,094)	(630,679)	—	(1,461,773)
General and administrative expenses	(16,875)	(27)	(107,267)	(17,362)	—	(141,531)
Research and development expenses	—	—	(104,542)	(75,244)	51,258	(128,528)
Total operating costs and expenses	(16,875)	(27)	(1,101,846)	(802,304)	51,258	(1,869,794)
Income from subsidiaries and the VIE(2)	213,269	213,298	12,237	—	(438,804)	—
Others, net	8,792	(2)	10,403	10,926	—	30,119
Income tax expense	—	—	—	(291)	—	(291)
Net income from continuing operations	205,186	213,269	213,298	12,237	(438,804)	205,186
Net loss from discontinued operations	—	—	—	(2,069)	—	(2,069)
Net income	205,186	213,269	213,298	10,168	(438,804)	203,117

Condensed consolidated balance sheets information

	As of December 31, 2025
			WFOE	The VIE
	Yuanbao	Other	and WFOE’s	and VIE’s
	Inc.	Subsidiaries	subsidiaries	subsidiaries	Elimination	Consolidated

	(RMB in thousands)
Cash and cash equivalents	175,993	1,842	96,738	585,882	—	860,455
Time deposits	—	151,826	41,324	80,266	—	273,416
Restricted cash	—	8,429	—	15,096	—	23,525
Short-term investments	—	148,379	2,681,083	—	—	2,829,462
Accounts receivable, net	—	—	322,266	119,148	—	441,414
Prepayments and other current assets	451	2,327	16,367	10,623	—	29,768
Amounts due from related parties	—	—	—	—	—	—
Intangible assets, net	—	1,735	5,178	57,640	—	64,553
Amount due from group companies(3)	310,097	105,432	374,613	—	(790,142)	—
Investment in subsidiaries(4)	2,971,039	3,093,553	—	—	(6,064,592)	—
Other non-current assets	—	2,111	88,321	42,543	—	132,975
Total assets	3,457,580	3,515,634	3,625,890	911,198	(6,854,734)	4,655,568
Current liabilities	5,780	3,495	468,782	660,669	—	1,138,726
Amount due to group companies(3)	105,505	410,235	17,699	256,703	(790,142)	—
Deficit in VIE	—	—	20,630	—	(20,630)	—
Non-current liabilities	—	130,865	25,226	14,456	—	170,547
Total liabilities	111,285	544,595	532,337	931,828	(810,772)	1,309,273
Total shareholders’ (deficit)/equity	3,346,295	2,971,039	3,093,553	(20,630)	(6,043,962)	3,346,295
Total liabilities and shareholders’(deficit)/equity	3,457,580	3,515,634	3,625,890	911,198	(6,854,734)	4,655,568

	As of December 31, 2024
			WFOE	The VIE
	Yuanbao	Other	and WFOE’s	and VIE’s
	Inc.	Subsidiaries	subsidiaries	subsidiaries	Elimination	Consolidated

	(RMB in thousands)
Cash and cash equivalents	274,478	4,855	1,063,564	561,777	—	1,904,674
Time deposits	—	—	—	80,000	—	80,000
Restricted cash	—	—	—	15,000	—	15,000
Short-term investments	—	—	314,657	21,560	—	336,217
Accounts receivable, net	—	—	174,457	86,501	—	260,958
Prepayments and other current assets	11,556	1,701	52,561	10,146	—	75,964
Intangible assets, net	—	—	365	57,684	—	58,049
Amount due from group companies(3)	18,101	71,884	261,274	—	(351,259)	—
Investment in subsidiaries(4)	1,571,061	1,569,875	—	—	(3,140,936)	—
Other non-current assets	—	—	37,418	11,360	—	48,778
Total assets	1,875,196	1,648,315	1,904,296	844,028	(3,492,195)	2,779,640
Current liabilities	16,227	599	262,718	661,267	—	940,811
Amount due to group companies(3)	71,884	76,655	18,101	184,619	(351,259)	—
Deficit in VIE	—	—	17,466	—	(17,466)	—
Non-current liabilities	—	—	36,136	15,608	—	51,744
Total liabilities	88,111	77,254	334,421	861,494	(368,725)	992,555
Total mezzanine equity	3,420,882	—	—	—	—	3,420,882
Total shareholders’ (deficit)/equity	(1,633,797)	1,571,061	1,569,875	(17,466)	(3,123,470)	(1,633,797)
Total liabilities, mezzanine equity and shareholders’ (deficit)/equity	1,875,196	1,648,315	1,904,296	844,028	(3,492,195)	2,779,640

Condensed consolidated cash flows information

	For the Year Ended December 31, 2025
			WFOE
			and	The VIE
	Yuanbao	Other	WFOE’s	and VIE’s
	Inc.	Subsidiaries	subsidiaries	subsidiaries	Elimination	Consolidated

	(RMB in thousands)
Cash flows from operating activities:
Net operating cash received from/(paid to) group companies(5)	—	—	735,515	(735,515)	—	—
Net operating cash (paid to)/received from third parties	(15,683)	(9,416)	775,885	744,352	—	1,495,138
Net cash (used in)/provided by operating activities	(15,683)	(9,416)	1,511,400	8,837	—	1,495,138
Cash flows from investing activities:
Net cash (used in)/provided by investing activities	(270,744)	(300,785)	(2,478,641)	15,364	311,927	(2,722,879)
Cash flows from financing activities:
Net cash provided by/(used in) financing activities	196,844	311,927	—	—	(311,927)	196,844
Effect of foreign exchange rate changes on cash and cash equivalents and restricted cash	(8,902)	3,691	414	—	—	(4,797)
Net (decrease)/increase in cash and cash equivalents and restricted cash	(98,485)	5,417	(966,827)	24,201	—	(1,035,694)
Cash and cash equivalents and restricted cash at beginning of the year	274,478	4,854	1,063,565	576,777	—	1,919,674
Cash and cash equivalents and restricted cash at end of the year	175,993	10,271	96,738	600,978	—	883,980

	For the Year Ended December 31, 2024
			WFOE
			and	The VIE
	Yuanbao	Other	WFOE’s	and VIE’s
	Inc.	Subsidiaries	subsidiaries	subsidiaries	Elimination	Consolidated

	(RMB in thousands)
Cash flows from operating activities:
Net operating cash received from/(paid to) group companies(5)	—	—	767,502	(767,502)	—	—
Net operating cash received from/(paid to) third parties	926	(1,515)	90,935	1,117,255	—	1,207,601
Net cash provided by/(used in) operating activities	926	(1,515)	858,437	349,753	—	1,207,601
Cash flows from investing activities:
Payments for advances to group companies(6)	—	(70,074)	(2,655)	—	72,729	—
Other investing activities	201,972	—	(277,681)	(81,861)	—	(157,570)
Net cash provided by/(used in) investing activities	201,972	(70,074)	(280,336)	(81,861)	72,729	(157,570)
Cash flows from financing activities:
Cash paid for initial public offering costs	(9,113)	—	—	—	—	(9,113)
Receipts of advances repayment from group companies(6)	70,074	76,655	—	(74,000)	(72,729)	—
Net cash provided by/(used in) financing activities	60,961	76,655	—	(74,000)	(72,729)	(9,113)
Effect of foreign exchange rate changes on cash and cash equivalents and restricted cash	4,588	(271)	529	—	—	4,846
Net increase in cash and cash equivalents and restricted cash	268,447	4,795	578,630	193,892	—	1,045,764
Cash and cash equivalents and restricted cash at beginning of the year	6,031	59	484,935	382,885	—	873,910
Cash and cash equivalents and restricted cash at end of the year	274,478	4,854	1,063,565	576,777	—	1,919,674

	For the Year Ended December 31, 2023
			WFOE
			and	The VIE
	Yuanbao	Other	WFOE’s	and VIE’s
	Inc.	subsidiaries	subsidiaries	subsidiaries	Elimination	Consolidated

	(RMB in thousands)
Cash flows from operating activities:
Net operating cash received from/(paid to) group companies(5)	—	—	65,083	(65,083)	—	—
Net operating cash (paid to)/received from third parties	(1,703)	(33)	240,104	188,239	—	426,607
Net cash (used in)/provided by continuing operating activities	(1,703)	(33)	305,187	123,156	—	426,607
Net cash provided by discontinued operating activities	—	—	—	15,365	—	15,365
Cash flows from investing activities:
Payments for loans to staff	—	—	(14,677)	—	—	(14,677)
Payments for advances to group companies(6)	(73)	—	(27,800)	—	27,873	—
Other investing activities	2,548	—	(5,630)	4,203	—	1,121
Net cash provided by/(used in) continuing investing activities	2,475	—	(48,107)	4,203	27,873	(13,556)
Net cash used in discontinued investing activities	—	—	—	(31,699)	—	(31,699)
Cash flows from financing activities:
Receipts of advances repayment from group companies(6)	—	73	—	27,800	(27,873)	—
Proceeds from exercise of share options	—	—	18,046	—	—	18,046
Net cash provided by financing activities	—	73	18,046	27,800	(27,873)	18,046
Effect of foreign exchange rate changes on cash and cash equivalents and restricted cash	3,512	1	3,075	—	—	6,588
Net increase in cash and cash equivalents and restricted cash	4,284	41	278,201	138,825	—	421,351
Cash and cash equivalents and restricted cash at beginning of the year	1,747	18	206,734	244,060	—	452,559
Cash and cash equivalents and restricted cash at end of the year	6,031	59	484,935	382,885	—	873,910

Notes to the condensed consolidated financial information:

(1)This represents the inter-company service charged by WFOE and WFOE’s subsidiaries. The cost of the charges is reflected in the “research and development expenses” of the VIE and VIE’s subsidiaries. All amounts are eliminated in consolidation.

(2)This represents the elimination of the investments among Yuanbao Inc., other subsidiaries, WFOE and WFOE’s subsidiaries, the VIE and VIE’s subsidiaries.

(3)This represents the elimination of inter-company balances among Yuanbao Inc., other subsidiaries, WFOE and WFOE’s subsidiaries, the VIE and VIE’s subsidiaries.

(4)This represents the elimination of the investments among Yuanbao Inc., other subsidiaries, WFOE and WFOE’s subsidiaries, the VIE and VIE’s subsidiaries that we consolidate under U.S. GAAP (ASC 810).

(5)For the years ended December 31, 2023, 2024, and 2025, cash paid or received by WFOE and WFOE’s subsidiaries to the VIE for technical development and consulting service fees was RMB65.1 million, RMB767.5 million and RMB735.5 million (US$105.2 million), respectively.

(6)This represents inter-company loans among Yuanbao Inc., WFOE, other subsidiaries, the VIE and VIE’s subsidiaries and elimination among them, which are interest free and due within one year.

Holding Foreign Companies Accountable Act and PCAOB’s Inspection over Financial Statements

The Holding Foreign Companies Accountable Act (the “HFCAA”) was enacted on December 18, 2020 and amended by the Consolidated Appropriations Act, 2023 enacted on December 29, 2022. The amended HFCAA states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for two consecutive years, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. The Consolidated Appropriations Act, 2023 reduced the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two years. On December 16, 2021, the PCAOB issued its report notifying the SEC of its determination that it was unable to inspect or investigate completely registered public accounting firms headquartered in Chinese mainland or Hong Kong, including our auditor. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed Chinese mainland and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms.

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in Chinese mainland and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in Chinese mainland and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a “Commission-Identified Issuer” following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a “Commission-Identified Issuer” for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause the value of such securities to significantly decline or become worthless. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Chinese mainland—Our ADSs will be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

A. [Reserved]

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Summary of Risk Factors

Our business is subject to numerous risks and uncertainties, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition, results of operations, cash flows, and prospects. These risks are discussed more fully below and include, but are not limited to, risks related to:

Risks related to our business and industry

●	We have a limited history in providing online insurance distribution and services and have grown rapidly. Our historical operating and financial performance as well as growth rate, however, may not be indicative of our future performance. If we fail to manage our growth or implement future business strategies effectively, the success of our business may be compromised.
●	We operate in the emerging, rapidly evolving and highly competitive insurance distribution industry, and we may fail to compete successfully against existing or new competitors, which could reduce demand for our products and services, reduce operating margins, and further result in loss of market share, and loss of qualified employees, and also make it difficult to predict our future prospects.
●	Our business is highly regulated, and the administration, interpretation and enforcement of the laws, regulations and regulatory requirements currently applicable to us are evolving and may change from time to time. Non-compliance with applicable laws, regulations and regulatory requirements or failure to respond to legal and regulatory changes may materially and adversely affect our business and prospects.
●	Any failure to obtain, renew or maintain the requisite approvals, licenses or permits applicable to our business operation may have a material and adverse impact on our business and results of operations.
●	A significant portion of our revenue generated from insurance distribution and services is contributed by a limited category of insurance products. If we cannot continue to offer these insurance products on our platform for any reason or the popularity of these products declines, and if we cannot be successful in increasing the sales of other insurance products or source, design and develop insurance products catering to the evolving needs of insurance consumers, we may not be able to retain existing insurance consumers or attract new insurance consumers to our online platform, our revenue may decrease, and our results of operations and financial condition may be materially and adversely affected.
●	Our models may not operate properly as we expect or cause the unpredictable errors in insurance product display, recommendation or claims, and our business, financial condition and results of operations may be adversely affected by the evolving political and regulatory framework for technology and machine learning.
●	Our introduction and use of AI may not be successful and may present business, compliance, and reputational challenges which could lead to operational or reputational damage, competitive harm, legal and regulatory risk, and additional costs, any of which could materially and adversely affect our business, financial condition, and results of operations.
●	We may not be able to maintain profitability in the future.
●	Our business, results of operations and financial condition could be materially adversely affected if we continue to rely on a small group of insurance carriers for a substantial portion of our business or if we fail to maintain relationships with our partnered insurance carriers or cooperate with new insurance carriers.
●	Because the revenue we earn is based on commission rates and service fees set by or negotiated with insurance carriers, any decrease in these commission rates and service fees may have an adverse effect on our results of operation.

Risks related to our corporate structure

●	There may be changes from time to time regarding the interpretation and application of current and future laws, regulations and rules of Chinese mainland relating to the agreements that establish the VIE structure for our operations in Chinese mainland, including potential future actions by the PRC government, which could affect the enforceability of our contractual arrangements with the VIE and materially and significantly affect our financial condition and results of operations performance. If the PRC government finds such agreements non-compliant with relevant laws, regulations and rules of Chinese mainland, or if these laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties or, as a result, lose our interests in the VIE.
●	We rely on contractual arrangements with the VIE and its shareholders for our business operations, which may not be as effective as direct ownership in providing operational control.
●	Any failure by the VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.
●	The interpretation and implementation of the newly enacted Foreign Investment Law is still evolving and may impact the viability of our current corporate structure, corporate governance, business, financial condition, results of operations and prospects.
●	The shareholders of the VIE may have actual or potential conflicts of interest with us, which may materially and adversely affect our business, financial condition and results of operations.
●	The contractual arrangements among our WFOE, the VIE and its shareholders may be subject to scrutiny by the Chinese mainland tax authorities and if we or the VIE is deemed as owing additional taxes, it could substantially reduce our consolidated net income and the value of your investment.

●	We are subject to changing laws and regulations regarding regulatory matters, corporate governance and public disclosure that may increase both our costs and the risk of non-compliance.

Risks related to doing business in Chinese mainland

●	There may be changes from time to time in the interpretation and application of the laws of Chinese mainland, and any failure to comply with laws and regulations could have a material adverse effect on our business, results of operations, financial condition and the value of our ADSs.
●	The PRC government’s significant oversight and discretion over our business operations could result in a material adverse change in our operations and the value of our ADSs.
●	Changes in economic, political, social conditions or government policies of the countries or jurisdictions in which we operate could have a material adverse effect on our business, results of operations, financial condition.
●	The filing with and reporting to the CSRC will be required in connection with our capital raising activities and occurrences of other specific events, and we cannot assure you that we will be able to make such filing or reporting in a timely manner or at all, in which case we may face regulatory sanctions for failure to make such filing or reporting.
●	Recent greater oversight by the CAC over data security could materially affect our ability in capital raising activities, which could materially and adversely affect our business and the value of your investment.
●	The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct future inspections over our auditor could deprive our investors with the benefits of such inspections.
●	Our ADSs will be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Risks related to the ADSs

●	The trading price of our ADSs may be volatile, which could result in substantial losses to you.
●	Techniques employed by short sellers may drive down the market price of the ADSs.
●	As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with such corporate governance listing standards.
●	We are an emerging growth company within the meaning of the Securities Act, and may take advantage of certain reduced reporting requirements. We cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make the ADSs less attractive to investors.
●	You are purchasing equity securities of a Cayman Islands holding company rather than equity securities of our subsidiary and the VIE that have substantive business operations in Chinese mainland. As a result, certain judgments obtained against us by our shareholders may not be enforceable.

Risks Related to Our Business and Industry

We have a limited history in providing online insurance distribution and services and have grown rapidly. Our historical operating and financial performance as well as growth rate, however, may not be indicative of our future performance. If we fail to manage our growth or implement future business strategies effectively, the success of our business may be compromised.

We began to offer online insurance distribution and services in 2020. As such, our limited history under the current business model may not serve as an adequate basis for evaluating our prospect and future operating and financial results, including, among others, our revenue growth, operating cash flows, operating margins, conversion, and repeat purchase rate. We have experienced rapid growth in recent periods. For instance, we have achieved significant growth in terms of the number of insurance consumers and insurance policies distributed through our platform since the inception. Our revenue increased by 60.6% from RMB2,045.2 million in 2023 to RMB3,284.5 million in 2024 and further increased by 33.1% to RMB4,373.2 million (US$625.4 million) in 2025. However, we believe our business model is relatively new and subject to many uncertainties. As a result, there is no assurance that we will be able to maintain our historical growth rates and profitability in future periods. If our growth rates slow down or decline, investors’ perceptions of our business and prospects may be adversely affected and the market price of our ADSs could decline.

The online insurance market and the interests and needs of the industry participants have also been evolving rapidly in recent years. We have encountered, and may continue to encounter, risks, challenges and uncertainties associated with operating in the online insurance market, such as expanding the insurance consumer base, improving the diversity of the online insurance products, increasing the number of customized insurance products, ensuring the effectiveness of our sales and marketing efforts, addressing regulatory compliance and uncertainty, engaging and retaining high-quality staff, maintaining competitive advantages and reputation, increasing brand recognition, and building and managing reliable and secure IT systems and infrastructure. If we do not manage these risks successfully, our operating and financial results may suffer and differ materially from our historical performance and expectations.

We operate in the emerging, rapidly evolving and highly competitive insurance distribution industry, and we may fail to compete successfully against existing or new competitors, which could reduce demand for our products and services, reduce operating margins, and further result in loss of market share, and loss of qualified employees, and also make it difficult to predict our future prospects.

The insurance distribution industry in Chinese mainland is rapidly evolving and may not develop as we anticipate. This industry is relatively new, and business models of such industry continue to evolve. The regulatory framework governing the insurance distribution industry is also developing and may change and evolve in the near future. In addition, the insurance distribution industry may be affected by, from the issuance carrier side, the close integration with and improvements in online infrastructure and technology, efficient access to insurance consumer base and insights, efficiency in acquiring insurance consumers, and the separation of insurance product design and sales, and from the consumer side, by the continued formation of consumers’ online insurance policy purchasing habits, the selection, price and popularity of insurance products and services available on our platform, the demand for convenience, the reliability and security of insurance distribution channels and the online insurance policy buying or claim settlement experience. As our business continues to meet existing consumers’ demand and discover new consumers’ demand, and as market competition continues to evolve, we will introduce new insurance products and services, improve our existing products and services, or adjust and optimize our business model. In response to new regulatory requirements or industry standards and in the process of introducing new products and services, we may impose more rigorous risk management system and policies, which may negatively affect the growth and profitability of our business. Any significant change to our business model may not achieve expected results and may have a material and adverse impact on our financial condition and results of operations. Therefore, it is difficult to effectively predict our future prospects.

The risks and challenges we encounter or may encounter in this emerging, dynamic and competitive market may have impacts on our business and prospects. These risks and challenges include our ability to, among other things, grow insurance consumer base in a cost-efficient manner, develop and launch diversified and distinguishable insurance products and services to effectively address the evolving needs of insurance consumers, and develop and maintain relationships with insurance carrier customers. If we fail to educate insurance carriers and consumers about the value of our platform and our services, if the online insurance market does not develop as we expect, if we fail to address the needs of our target consumers, or if we are not able to effectively address other risks and challenges that we may encounter, our business and results of operations may be harmed.

Our current or potential competitors include (i) other online independent insurance product and service platforms, (ii) traditional insurance intermediaries, (iii) online direct sales channels of large insurance carriers, (iv) major internet companies that have commenced insurance distribution business and (v) other online insurance technology companies. With the introduction of new market entrants, we expect competition to continue to intensify in the future. Existing or potential competitors may have greater financial, operational, marketing, technological and other resources, better brand recognitions and larger sales and marketing budgets and they may offer more attractive terms of employment, which may lead to the loss of our qualified employees. Our competitors may introduce more attractive products, content and features, or services or solutions with competitive pricing or enhanced performance that we cannot match. Some of our competitors may have more resources to develop or acquire new technologies and react more quickly and effectively to changing requirements of consumers and insurance carriers. In addition, we target insurance consumers, Chinese mainland residents with potential insurance needs, may seek insurance products and services in neighboring insurance markets. We may fail to compete effectively with our competitors and industry participants in neighboring insurance markets, which may reduce demand for our products and services, result in loss of market share, and further result in reduction of operating margins and materially impact our future growth.

Our business is highly regulated, and the administration, interpretation and enforcement of the laws, regulations and regulatory requirements currently applicable to us are evolving and may change from time to time. Non-compliance with applicable laws, regulations and regulatory requirements or failure to respond to legal and regulatory changes may materially and adversely affect our business and prospects.

We operate in a highly regulated industry in Chinese mainland, and the regulatory regime continues to evolve. Before the establishment of the National Administration of Financial Regulation (the “NAFR”), the China Banking and Insurance Regulatory Commission (the “CBIRC”) has authority to supervise and regulate the insurance industry in Chinese mainland. Pursuant to the Plan for the Institution Reform of the State Council issued by the National People’s Congress on March 10, 2023, CBIRC would be incorporated into the NAFR and would no longer be retained, and the daily regulatory responsibilities of the People’s Bank of China for financial holding companies and other financial groups, as well as the responsibilities for consumer protection in the financial sector, and the investor protection responsibilities of the China Securities Regulatory Commission (the “CSRC”) are also transferred to the NAFR. On May 18, 2023, the NAFR was officially established as new financial regulator of Chinese mainland. Since the online insurance distribution industry in Chinese mainland has emerged and keeps evolving rapidly, either the former CBIRC, or the NAFR (formed on the basis of the former CBIRC), has been enhancing its supervision over this industry in recent years, and new laws, regulations and regulatory requirements have been promulgated and implemented from time to time. We face challenges brought by these new laws, regulations and regulatory requirements, as well as adjustments and changes of their interpretation and application from time to time.

Further development of applicable regulations in the jurisdictions we operate, including Chinese mainland and Hong Kong, may impose additional requirements and restrictions on our business and we may need to spend significant time and resources in order to comply with the new or changed regulations, which could trigger significant changes to the competitive landscape of our industry and we may lose some or all of our competitive advantages during this process. We may change the insurance product mix in response to the changing market demands following any change of regulatory requirements. We may adjust, reduce or cease the offering of insurance products and services that used to be popular, as it may be instructed or requested by regulatory authorities, which may adversely affect our results of operations. The attention of our management team could be diverted to the efforts to cope with an evolving regulatory or competitive environment.

According to the Provisions on the Supervision and Administration of Insurance Brokers issued by the China Insurance Regulatory Commission, or the CIRC in February 2018, and the Provisions on the Supervision and Administration of Insurance Agencies issued by the CBIRC in November 2020, the companies engaged in insurance brokerage business or insurance agency business shall conduct such business only in the places where they are registered or their local branches are registered. Additionally, on October 12, 2021, the CBIRC issued the Notice on Further Regulating Matters Concerning Internet Personal Insurance Business, which became effective on the same day. The notice aims to further regulate the operation of internet personal insurance business of insurance carriers and require the internet personal insurance products to be dedicatedly managed by insurance carriers. Pursuant to the notice, internet personal insurance products include accident insurance, health insurance (except nursing insurance), term life insurance, ordinary life insurance with a policy period of more than ten years (except term life insurance) and ordinary annuity insurance with a policy period of more than ten years, and other personal insurance products stipulated by the CBIRC. Internet personal insurance products that do not meet the requirements thereof are prohibited from being offered online, and public display of, or direction to, hyperlinks to the webpages of placing orders on the internet of such internet personal insurance products are prohibited as well. The notice puts forward higher standards for insurance carriers to carry out internet personal insurance business in terms of technical capabilities, online operation capabilities and service capabilities. Moreover, it introduces classification requirements regarding different forms of internet personal insurance business that the insurance carriers can carry out based on different types of insurance products. Insurance intermediaries also need to satisfy the corresponding basic requirements. The notice also provides that consumer service personnel of insurance intermediaries are not allowed to actively conduct marketing activities with regard to internet personal insurance products, and their compensation shall not be linked to the sales results of internet personal insurance products. We have made adjustments to our business operations to comply with the notice. However, we cannot assure you that we can always adjust our business operations to achieve and maintain full compliance, and the regulatory authority may take different views on whether we have fully complied with the notice.

The insurance carriers may adjust their business models and their insurance products available on our platforms may be affected by the regulatory requirements from time to time, which could adversely affect our business, financial condition, results of operations and prospects. We also cannot assure you that our business current and future business operations will fully satisfy regulatory requirements applicable to us, or that we will not be subject to any future regulatory reviews and inspections where other non-compliance incidents may be identified. If we fail to do so, our business, financial condition, results of operations and prospects will be materially and adversely affected. In addition, there are uncertainties regarding how the changing laws, regulations and regulatory requirements would apply to our business. The NAFR and its local counterparts have discretion in administration, interpretation and enforcement of these laws, regulations and regulatory requirements, as well as the authority to impose regulatory sanctions on industry participants in accordance with applicable laws and regulations. In certain circumstances it may be difficult to determine which actions or omissions may be deemed to be in violation of applicable laws, regulations or regulatory requirements. If some of our business activities are deemed in violation of applicable laws and regulations, we may be subject to penalties and other regulatory actions and our business operations may be materially and adversely affected. Meanwhile, staying compliant with the restrictions may affect our business scope, limit our product and service offerings, and reduce our attraction to consumers. Furthermore, misconduct of partnered insurance carriers, user traffic channels or other business partners in violation of any of these laws, regulations or regulatory requirements may subject us to fines, civil or criminal liabilities, being required to modify or terminate part or all of our business operations or even being disqualified from providing services to partnered insurance carriers or insurance consumers. The occurrence of any of the above could have a material adverse effect on our business, results of operations, financial condition and prospects.

Moreover, Chinese regulatory authorities may conduct reviews, regulatory inquiries and inspections on our business operations from time to time, which could cover a broad range of aspects, including financial reporting, tax reporting, internal control and compliance with applicable laws, rules and regulations. If any non-compliance incidents in our business operation are identified, we may be required to take certain rectification measures in accordance with applicable laws and regulations, or we may be subject to other regulatory actions such as administrative penalties. We cannot assure you that we will be able to successfully and fully detect all non-compliance incidents in a timely manner or fully satisfy the regulatory requirements, or we will not be subject to any future regulatory reviews and inspections where non-compliance incidents may be identified, which may materially and adversely affect our business, financial condition, results of operations and prospects.

Furthermore, as we expand our business scope and explore new business initiatives, the business measures we have adopted or may adopt in the future may be challenged under the laws and regulations in the jurisdictions we operate or further subject to the requirements of the relevant local regulators. Specifically, in connection with our regional expansion strategy, we established an office in Hong Kong and acquired Hong Kong ASIA International Insurance Brokers Limited in 2025. As a result of these strategic initiatives, our newly expanded operations in Hong Kong are now subject to the comprehensive regulatory oversight of the Hong Kong Insurance Authority (the “HKIA”). The HKIA enforces rigorous compliance requirements covering licensing, market conduct, and ongoing corporate governance. Any actual or perceived failure to fully comply with the rules and guidelines established by the HKIA could result in disciplinary actions, financial penalties, or the suspension of our licenses, which could impede our regional expansion and adversely impact our overall business operations. In addition, our Hong Kong operations depend on maintaining our insurance brokerage license, which requires periodic renewal subject to regulator’s discretionary approval. The regulators follow established rules and maintain broad discretion to modify requirements or impose new conditions during review, and any adverse findings could delay or prevent renewal. Failure to secure timely renewal would have immediate operational consequences, prohibiting new business and disrupting brokerage fee collection on existing policies. Although we maintain dedicated compliance resources and engage proactively with regulators, the subjective nature of renewal criteria and evolving regulatory expectations create inherent uncertainty. If we cannot successfully renew our insurance brokerage license in a timely manner, or at all, our business operations in Hong Kong and our financial performance may be adversely affected.

As we gradually expand our insurance operations to Hong Kong and other regions, we face significant regulatory complexities which we may not be familiar with. We face material risks in ensuring compliance across jurisdictions. While we have implemented compliance policies and training programs, the evolving regulatory landscape in both regions creates ongoing challenges. We cannot guarantee complete prevention of violations, particularly given the difficulties in monitoring third-party intermediaries. Any regulatory action, even resulting from isolated incidents, could lead to fines, license restrictions, or reputational damage that would materially impact our operations and financial performance.

Any failure to obtain, renew or maintain the requisite approvals, licenses or permits applicable to our business operation may have a material and adverse impact on our business and results of operations.

Our business is subject to governmental supervision and regulation by various authorities in Chinese mainland, Hong Kong and other jurisdictions where we conduct or plan to conduct operations, and we are required to obtain, renew and maintain applicable approvals, licenses and permits from and make registrations and filings with different Chinese mainland regulatory authorities in order to conduct or expand our business. We have obtained all requisite approvals, licenses and permits material to our business as required by the Chinese mainland regulatory authorities, such as the insurance intermediary license for providing the insurance agency business, insurance brokerage business and the value-added telecommunications business operation license for providing online data processing and transaction processing services (only limited to e-commerce business) and information services business (only limited to internet information services). As of the date of this annual report, we have not been subject to any material fines or other form of material regulatory or administrative penalties or sanctions due to failure to obtain, renew or maintain any approvals, licenses and permits. However, due to the large number of different service categories we offered, we cannot assure you that the Chinese mainland government authorities will not take a different view or will not require us to obtain any additional approvals, licenses and permits in accordance with applicable laws and regulations for conducting our business in the future. For detailed discussion of certain approvals, licenses and permits relevant to our business, see “Item 4. Information of the Company—B. Business Overview—Regulation” in this annual report. We cannot assure you that we will be able to maintain existing approvals, licenses and permits or renew any of them when their term expires or make timely registrations or filings. If we are unable to maintain one or more of the existing approvals, licenses, permits, registrations or filings, or obtain such renewals, the operations and prospects of our business could be materially disrupted. As we expand our business scope, we may be required to apply for and obtain additional approvals, licenses and permits, make additional registrations and filings, update our registrations or filings or expand the scope of our approvals, licenses and permits. We cannot assure you that we will be able to meet these requirements in a timely manner, or at all. Furthermore, if we are not able to obtain, renew or maintain such approvals, licenses, permits, registrations and filings, or adjust our business model in a timely manner or at all, the relevant government authorities shall have the power, in accordance with applicable laws and regulations, among other things, to levy fines, confiscate our income, revoke our business licenses, and require us to discontinue our relevant business or impose restrictions on our business. Any of these actions may have a material adverse effect on our business and results of operations.

A significant portion of our revenue generated from insurance distribution and services is contributed by a limited category of insurance products. If we cannot continue to offer these insurance products on our platform for any reason or the popularity of these products declines, and if we cannot be successful in increasing the sales of other insurance products or source, design and develop insurance products catering to the evolving needs of insurance consumers, we may not be able to retain existing insurance consumers or attract new insurance consumers to our online platform, our revenue may decrease, and our results of operations and financial condition may be materially and adversely affected.

We generate a significant portion of our revenue from insurance distribution and services from a limited category of popular insurance products, primarily short-term insurance products. We believe such product concentration was partially due to the comprehensive protection coverage, competitive price and reasonable policy terms of such products, also supported by our data analytics and other technologies, making these customized insurance products more attractive than others. Although we plan to continue to diversify our product offerings and therefore generate revenue generated from insurance distribution and services from a wider variety of insurance products, we cannot guarantee you that we will be able to succeed, and that such concentration will decrease. If we cannot continue to offer these popular insurance products for any reason or the popularity of these products decline, our revenue may decrease, and our results of operations and financial condition may be materially and adversely affected.

The insurance products available on our platform can be categorized as short-term insurance and long-term insurance, with short-term insurance currently being the dominant product. Though we have been endeavoring to raise insurance consumers’ awareness and recognition towards our business and services, our consumers may choose not to purchase additional policies or maintain sustained business with us for a variety of reasons, including but not limited to, their perception of the value and benefits of our products, their financial resources, their risk tolerance, their specific insurance needs, or their satisfaction with our platform and our services. Additionally, competition from other insurance providers or platforms, evolving consumer preferences, and changes in the insurance industry and regulatory environment may also impact consumer loyalty and retention rates. Failure to effectively retain existing customers and drive cross-selling may have an adverse impact on our business, revenue, and financial condition. This could also lead to increased selling and marketing expenses, as we may have to invest more resources in acquiring new insurance consumers to maintain or grow our market share.

Our future growth depends on our ability to continue to attract new insurance consumers and to generate new purchases from existing consumers. We must stay abreast of emerging consumer preferences and product trends that will appeal to existing and potential insurance consumers. Our platform makes personalized recommendations of insurance products to consumers based on their needs, and offers a comprehensive suite of services to ensure a smooth and efficient insurance experience. We also assist partnered insurance carriers in customizing insurance products to meet the evolving needs of insurance consumers. Our ability to provide these products and services is dependent on our insurance expertise, technology, big data analytics capabilities. However, there is no assurance that certain insurance products and services that we assisted partnered insurance carriers in designing and developing will cater to the needs of potential or existing insurance consumers, sustain for a period of time that we expect them to, or be welcomed or accepted by the market at all. If insurance consumers cannot find their desired products and services on our platform at attractive prices and terms, or find their experience dissatisfactory, we may lose trust and turn to other channels for their insurance needs, which in turn may materially and adversely affect our business, financial condition and results of operations.

Our models may not operate properly as we expect or cause the unpredictable errors in insurance product display, recommendation or claims, and our business, financial condition and results of operations may be adversely affected by the evolving political and regulatory framework for technology and machine learning.

We utilize the data gathered from the insurance browsing, searching and applying process to determine how to wisely select or accurately customize the insurance products and services we may launch online, precisely display the product information that insurance consumers are more likely to care about, in order to attract more potential consumers, and most importantly, with the support of our proprietary algorithms, to match insurance consumers with the most suitable insurance products and services. The data that we gather through our interactions with our consumers are evaluated and curated by proprietary algorithms. The continuous development, maintenance and operation of our deep-learned backend data analytics engine is expensive and complex, and may involve unforeseen difficulties including material performance problems and undetected defects or errors. We may encounter technical obstacles, and it is possible that we may discover additional problems that prevent our proprietary algorithms from operating properly. If our data analytics do not function reliably, or if our technology driven consumer service does not function properly, we may introduce incorrect information or provide improper guidance to consumers and we may lose trust in our platform, which potentially damages our marketing and consumer acquisition efficiency and negatively impacts our model precision. Such situations could result in dissatisfaction with us, which could prevent prospective insurance consumers from purchasing new insurance products and services. Any of these eventualities could result in a material and adverse effect on our business, results of operations and financial condition.

The policies and regulatory framework for technology and machine learning are evolving and remain uncertain. It is possible that new laws and regulations will be adopted in Chinese mainland, or existing laws and regulations, including interpretation thereof, may be further amended, that would affect our operation and the way in which we use technology and machine learning. For instance, Chinese mainland government authorities have taken steps to regulate the method and manner that the enterprises may apply when using the algorithms. On September 17, 2021, the CAC, together with eight other government authorities, jointly issued the Guiding Opinions on Strengthening the Comprehensive Governance of Algorithm-Related Internet Information Services, which provides that daily monitoring of data use, application scenarios and effects of algorithms shall be carried out by the relevant regulators, and security assessments of algorithm shall be conducted by the relevant regulators. The guidelines also provide that an algorithm filing system shall be established and classified security management of algorithms shall be promoted. On December 31, 2021, the CAC, the Ministry of Industry and Information Technology of the PRC (the “MIIT”), the Ministry of Public Security of PRC (the “MPS”), and the State Administration for Market Regulation (the “SAMR”) jointly issued Administrative Provisions on Algorithmic Recommendation of Internet Information Services, which stipulates that algorithm recommendation service providers shall inform users of their provision of algorithm recommendation services in a conspicuous manner, and publicize the basic principles, purpose intentions, and main operating mechanisms of algorithm recommendation services in an appropriate manner. For more information about the laws and regulations of Chinese mainland relating to algorithms, see “Item 4. Information of the Company—B. Business Overview—Regulation—Regulation Related to Cybersecurity, Data Security and Privacy Protection.”

Our future success depends on our ability to continue to develop and implement our proprietary AI algorithms, and to maintain the confidentiality of this technology. Changes to existing regulations, their interpretation or implementation, or the introduction of the new laws and regulations, or our failure to comply with such requirements could impede our use of this technology, which could further impair our competitive position and result in a material adverse effect on our business, business, results of operations, and financial condition.

Our introduction and use of AI may not be successful and may present business, compliance, and reputational challenges which could lead to operational or reputational damage, competitive harm, legal and regulatory risk, and additional costs, any of which could materially and adversely affect our business, financial condition, and results of operations.

Our introduction and continued use of AI may not be successful and may present business, compliance, and reputational challenges which could lead to operational or reputational damage, competitive harm, legal and regulatory risk, and additional costs, any of which could materially and adversely affect our business, financial condition, and results of operations.

As with most emerging technologies, AI comes with its own set of risks and challenges that could affect its adoption and our business. AI algorithms may be flawed, and the data used could be incomplete or biased. Inappropriate or controversial data practices, by us or by others, could impair our AI powered services. As a result, our AI-generated contents may be misleading to our users. Should our AI-based service offerings become controversial due to their effects on human rights, privacy, employment, or other social matters, we risk reputational harm or legal repercussions.

Integrating AI into our service offerings requires massive upfront investments and ongoing capital commitments. Any potential technical defects could lead to consumer loss and non-compliant output. Therefore, there can be no assurance that our use of or investment in AI technologies will successfully expand our user base or enhance our profitability.

Moreover, our AI powered services may be subject to improper use by third parties or users. Due to unforeseen defects in AI technologies, third parties or users may exploit our AI powered services for illegal purposes, such as generating fraudulent information, fabricating content, or launching cyberattacks, which could embroil us in infringement lawsuits or other legal proceedings. In addition, user interactions with our AI powered services may contain illegal or non-compliant content, including privacy violations, violence, or obscenity. We may be held legally liable for the consequences arising from the inappropriate dissemination of such information generated by users, which could negatively impact third parties and severely damage our reputation.

Our AI capabilities also heavily rely on third-party infrastructure and models. The foundation models, open-source models and/or other commercial models that our AI products and services utilized are deployed on third-party platforms. We do not control this underlying infrastructure, exposing us to multiple uncontrollable risks, including technical failures, service interruptions, and commercial risks such as the termination or restriction of our partnerships. Any such disruptions could materially affect our normal operations.

Additionally, there are uncertainties around the ownership and intellectual property protection of AI generated content (“AIGC”). If we are unable to obtain any needed authorization or licenses for using AIGC tools, whether due to failure to identify the rights holder or any other reason, we might infringe on others’ rights and encounter claims. Such third-party infringement claims might lead to monetary claims, increasing licensing or usage fees or less content for our consumers.

The regulatory and legal framework on generative AI is constantly evolving. On November 25, 2022, the CAC, the MIIT and the MPS jointly issued the Administrative Provisions on Deep Synthesis of Internet Information Services, which became effective on January 10, 2023. According to these provisions, no organization or individual may use deep synthesis services to produce, reproduce, release or disseminate information prohibited by laws and administrative regulations, or to engage in activities prohibited by laws and administrative regulations that endanger national security and interests, damage the national image, infringe upon social public interests, disrupt the economic and social order or undermine the legitimate rights and interests of others. Additionally, the providers of deep synthesis services shall, among other things, establish and maintain management systems for algorithmic mechanism review, data security and personal information protection. On July 10, 2023, the CAC, the NDRC, the Ministry of Education, the Ministry of Science and Technology, the MIIT, the MPS and the State Administration of Radio and Television jointly published the Interim Administrative Measures on Generative Artificial Intelligence Services, which took effect on August 15, 2023. These measures provide, among others, that any providers of generative AI products with public opinion attributes or social mobilization capabilities shall conduct security assessment in accordance with relevant regulations, and complete the filing procedures in accordance with the Administrative Provisions on Algorithmic Recommendation of Internet Information Services. On March 7, 2025, the CAC and four PRC regulatory agencies, including the MIIT, released the Measures for Labeling Artificial Intelligence Generated Synthetic Contents, effective on September 1, 2025, which establishes requirements for network information service providers regarding the labeling of Al-generated synthetic content. However, since these laws and regulations are still relatively new and their interpretation and implementation are still subject to changes, there remain uncertainties whether we are required to complete such security assessment and filing for large language models, and if so, we cannot assure you whether we will be able to comply with the requirements of such laws and regulations or complete additional registrations and filings in a timely manner or at all. If we are unable to complete all necessary filings and/or assessments, or to comply with applicable laws and regulations, or if we have any dispute with any third party relating to intellectual property or data security, our reputation, business operation and financial condition may be materially and adversely affected.

We may not be able to maintain profitability in the future.

In 2023, we achieved profitability as we recorded a net income from continuing operations of RMB205.2 million. Our net income from continuing operations increased significantly from RMB205.2 million in 2023 to RMB865.8 million in 2024. In 2025, we recorded a net income of RMB1,307.5 million (US$187.0 million). We cannot assure you that we will remain profitable in the future. Our operating costs and expenses may increase in the foreseeable future as we continue to grow our business, acquire new consumers and further develop our insurance product and service offerings and increase brand recognition. These efforts may prove more costly than we currently anticipate, and we may not succeed in increasing our revenue sufficiently to offset these higher expenses. There are other factors that could negatively affect our financial condition. For instance, if we fail to compete successfully with our existing or potential competitors, or if customized insurance products and services available on our platform are not accepted by the market as we expect, we will receive lower-than-expected revenue, and our financial results will be adversely affected. If regulatory authorities promulgate new laws, regulations and regulatory requirements that limit our business operations, especially with regard to our fee or cost model, our results of operations will suffer. As a result of the foregoing and other factors, our net profit margins may decline or we may incur net losses in the future and may not be able to maintain profitability on a quarterly or annual basis.

Our business, results of operations and financial condition could be materially adversely affected if we continue to rely on a small group of insurance carriers for a substantial portion of our business or if we fail to maintain relationships with our partnered insurance carriers or cooperate with new insurance carriers.

We depend on our cooperation with insurance carriers and our relationship with insurance carriers is crucial to our success. We generate a substantial portion of our revenue from commission fees and service fees paid by insurance carriers. Certain insurance carriers have accounted for a significant portion of our revenue in the past. The revenue generated from the top three customers accounted for 56%, 60% and 67% of our total revenue in 2023, 2024 and 2025, respectively. While we continually seek to diversify our partnered insurance carriers, there can be no assurance that the insurance carriers concentration will decrease. Our ability to attract consumers depends on the quantity and quality of insurance products and services available on our platform. Our arrangements with partnered insurance carriers are typically not exclusive, and we may have similar arrangements with our peers. If insurance carriers are dissatisfied with our services or find us ineffective in enhancing their profitability, they may terminate their relationships with us and decide to cooperate with our peers. We may also be exposed to the credit risks of our partnered insurance carriers, if they delay or default on their payment to us, which may negatively impact our business and financial conditions. Moreover, insurance carriers we work with may develop their own technology capabilities or platform to attract insurance consumers online. If we fail to prove that our technology capabilities or platform could help improve their operating efficiency or profitability or are otherwise valuable to insurance carriers, our business, financial performance and prospects could be materially and adversely affected.

If we are unable to maintain existing relationships with insurance carriers, or unable to cooperate with new insurance carriers, we may be unable to offer our insurance consumers the convenient and ample online insurance distribution services they expect. This deficiency could reduce our consumers’ confidence in our platform, making us less popular with consumers. As a result, our consumers could cease to use our platform, or use our platform at a decreasing rate. There can be no assurance that we can maintain relationships with our existing partnered insurance carriers on commercially desirable terms.

Because the revenue we earn is based on commission rates and service fees set by or negotiated with insurance carriers, any decrease in these commission rates and service fees may have an adverse effect on our results of operation.

We are engaged in insurance distribution and services, and derive revenue primarily from providing insurance distribution and services for insurance carriers. The commission rates and service fees are set by insurance carriers or negotiated between insurance carriers and us, and are based on the premiums that the insurance products charge and the service fees are based on the specific services provided to insurance carriers. Commission rates and service fees can change based on the prevailing economic, regulatory, taxation and competitive factors that affect partnered insurance carriers. These factors, which are not within our control, include the capacity of insurance carriers to place new business, profits of insurance carriers, consumer demand for insurance products and services, the availability of comparable products and services from other insurance carriers at lower costs, and the availability of alternative insurance products and services, such as government benefits and self-insurance plans, to consumers.

In particular, regulatory authorities in China have intensified supervision over the “consistency between reported and actual conditions” policy in the insurance industry. In 2025, the NFRA issued two notices that may impact our business operations and profitability. On April 14, 2025, the NFRA issued the Notice on Promoting the Deepening of Reform in the Individual Marketing System of the Life Insurance Industry, requiring life insurance companies to (i) prudently, reasonably, and differentially determine expense assumptions for products distributed through individual agency channels; (ii) improve expense allocation mechanisms and strengthen overall planning of total expenses; and (iii) enhance retrospective analysis of expense assumptions to achieve consistency among actuarial assumed expenses, budgeted expenses, and performance-assessed expenses. On September 30, 2025, the NFRA further issued the Notice on Strengthening Supervision of Non-Motor Insurance Business, requiring property and casualty insurance companies to (i) scientifically determine insurance premium rates and reasonably set predetermined supplemental fee rates and commission rate levels; (ii) ensure that intermediary fees paid for insurance sales do not exceed the maximum commission rate filed with the regulator; (iii) refrain from indirectly paying commissions through publicity fees, technical support fees, loss prevention fees, or other means; and (iv) refrain from circumventing the filed maximum commission rate through fictitious intermediary business or misstatement of expenses. Furthermore, insurance intermediaries like us are required to cooperate with insurance carriers in implementing these regulatory requirements, set commission levels commensurate with the value of services provided, accurately account for all revenues and expenditures, and strictly prohibit off-the-books operations.

Because we do not determine, and cannot predict, the timing or extent of the changes in premium or commission rates and service fees, we cannot predict the effect any of these changes may have on our operations. The intensified regulatory scrutiny on commission rates and expense structures may result in downward pressure on the commission rates and service fees we receive or require us to modify our business practices, pricing models, or cost structures to ensure compliance. Any decrease in premiums or commission rates and service fees may significantly affect our profitability.

Our business is subject to risks related to our partnered insurance carriers’ industry and could be adversely affected if partnered insurance carriers fail in their business operation.

As a technology-empowered online insurance distributor, we have cooperated with insurance carriers to offer insurance products and services to consumers. If insurance carriers experience large or unexpected losses, these carriers may choose to decrease the amount of money we spend with us. Furthermore, if our partnered insurance carriers fail to properly fulfill their obligations under the insurance policies sold on our platform, our insurance consumers may lose faith in our platform. In addition, if insurance carriers cannot or decide not to distribute certain insurance products sold on our platform, our insurance consumers may turn to other insurance purchasing platforms and be reluctant to build up the loyal relationship with us. If our partnered insurance carriers become insolvent, our consumers may not be able to realize the protection expected from the insurance policies, which could negatively affect our reputation and results of operations.

Our business, results of operations and financial condition could be materially and adversely affected if we cannot target users and achieve user-to-consumer conversion in an efficient and cost-effective manner.

As a leading technology-driven online insurance distributor in China, our success is dependent on our ability to access the massive base of internet users and convert such users into our insurance consumers. Since the commencement of our business, we have worked closely with third-party user traffic channels, primarily including mainstream social media platforms in China, to promote insurance products available on our platform. Our partnerships with third-party user traffic channels have been key to consumer acquisition efforts. While we have generally maintained good relationships with these user traffic channels, we cannot assure you that such relationships will not deteriorate or end due to factors beyond our control, including but not limited to changes in platform algorithms, adjustments to pricing models, changes in traffic allocation policies and changes in advertising rules. Such third-party user traffic channels may decide not to provide user acquisition services for certain industries. If traffic acquisition costs or platform onboarding costs increase significantly, or conversion efficiency declines, user traffic channels terminate their cooperation with us, do not renew their agreements with us, or choose to exclusively work with our peers, which may cause us to experience substantial cost fluctuation in relation to our user acquisition and service costs and to lose potential consumers, and negatively affect our business, profitability, financial condition and results of operations. In addition, if user traffic channels lose influence over their traffic or otherwise fail to effectively convert their users to our consumers, our business and results of operations may suffer.

Our user targeting and consumer acquisition strategies have been effective, primarily attributable to the application of our interconnected networks of models. Our models provide us with valuable help and guidance in choosing user traffic channels, targeting specific user groups, tailoring advertising materials, and providing precise product recommendations, among others. If we cannot continue to scale, refine or optimize our interconnected networks of predictive models, we may fail in targeting user groups that are interested in insurance products available on our platform and matching these users with customized insurance products. That will prevent us from maintaining and improving the efficiency and effectiveness of our consumer acquisition strategies. In consequence, our efforts to expand our insurance consumer base may fail and the number of policies distributed on our platform may drop, which could have a material and adverse impact on our business, results of operations, and financial condition.

We have been conscious of cost efficiency in user targeting and consumer acquisition efforts. While our revenue experienced significant growth, our selling and marketing expenses to revenue ratio decreased markedly from 2023 to 2024 and 2025. This achievement was largely attributable to our interconnected networks of predictive models, which enable us to analyze numerous user scenarios to determine the optimal advertising and conversion path. Such analysis, in turn, allows us to bid for media exposure through third-party user traffic channels at appropriate prices. If we cannot maintain and enhance the predictive capabilities and precision of our interconnected networks of predictive models, the technology support underpinning our cost efficiency in user targeting and consumer acquisition may no longer be effective. Meanwhile, our cost control of selling and marketing expenses is also impacted by the pricing strategies adopted by third-party user traffic channels. If we cannot continue our cooperation with third-party user traffic channels at commercial favorable terms, we may have to incur much higher selling and marketing expenses.

In addition to our cooperation with third-party user traffic channels, we also intend to develop our proprietary user traffic to expand consumer base. If our endeavors do not deliver results as anticipated, we may have to fall back on third-party user traffic channels for user targeting and consumer acquisition, which could require significant and continuous investment of management attention and financial resources.

Our cooperation with user traffic channels is subject to changes in regulatory requirements.

We currently engage third-party user acquisition channels to attract consumers for the insurance products and services available on our platform. On December 7, 2020, the CBIRC published the Regulatory Measures for Online Insurance Business, or the Online Insurance Measures, which became effective on February 1, 2021, and replaced the Interim Regulatory Measures for Online Insurance Business, promulgated by the predecessor of CBIRC on July 22, 2015. If our cooperation with such user acquisition channels is deemed to be in violation of the Online Insurance Measures, we may be required to modify our business practice, which may result in reduction in our attraction to consumers. The Online Insurance Measures changed regulatory requirements for online insurance business in various aspects. For instance, it sets a higher standard for insurance institutions and online industry participants to improve IT infrastructure and cybersecurity protection. In particular, insurance carriers engaged in online insurance business shall have IT systems that are equipped with the insurance sales or insurance application function, and are certified as Safety Level III Computer Information Systems or above level. It might be costly for us to stay in compliance with the heightened requirements and standards in the Online Insurance Measures. As of the date of this annual report, we have taken measures to comply with the requirements in the Online Insurance Measures. We, however, cannot assure you that current business operations or cooperation with user traffic channels will remain fully compliant with the Online Insurance Measures at all times, or we or our cooperated user traffic channels will be able to rectify the non-compliance incidents in a timely manner. Failure of our user traffic channels to comply with relevant regulatory requirements could subject our or the user traffic channels to warnings, fines, confiscation of illegal gains and revocation of licenses.

Any harm to our brand or reputation may materially and adversely affect our business. Negative publicity involving us, our employees and officers, consumers, content on our platform, our partnered insurance carriers and user traffic channels, any other third parties we cooperated with, our shareholders, our management or business model may materially and adversely affect our reputation, our business, financial condition, results of operations and prospects.

The brand recognition and reputation of our “Yuanbao” and “Shouxin” brands, as well as other brand names we may use in our operations, and the successful maintenance and enhancement of our brand and reputation have contributed and will continue to contribute significantly to our success and growth.

Any negative perception and publicity, whether or not justified, involving us, our employees and officers, our consumers, content on our platform, our shareholders, or business model, such as complaints and rumors in relation to consumer experience, quality of products and services, or false marketing activities, could harm our reputation and reduce the value of our brand. Even if such perceptions are factually incorrect or based solely on isolated incidents, they could severely tarnish our corporate image. Further, our peers may fabricate complaints or negative publicity about us for the purpose of vicious competition. With the increased use of social network, adverse publicity can be disseminated quickly and broadly, making it increasingly difficult for us to respond and mitigate effectively.

We are also subject to negative publicity regarding our partnered insurance carriers, user traffic channels and any other third parties we cooperated with, whose activities are out of our control. Negative public perception on the insurance products and services available on our platform or on the insurance carriers or that insurance carriers on our platform do not provide satisfactory consumer services or accurate information, or isolated consumer complaints against insurance carriers on our platform or with respect to the products and services available on our platform, could undermine the trust and credibility we have established and have a negative impact on our ability to attract new consumers or retain current consumers. Negative publicity about user traffic channels and any other third parties we cooperated with may materially affect the effectiveness of marketing activities and further reduce our revenue and profitability.

Our business highly relies on the use of data, including data from external sources. If we cannot access or accumulate sufficient data, if we lose the ability to use such data, or if such data contains gaps or inaccuracies, we may not be able to recommend the insurance products and services most suitable to our insurance consumers and our business could be adversely affected.

We highly rely on the use of data in every step of our business, including market research and assistance to partnered insurance carriers in product customization, recommendation of insurance products and services to insurance consumers, provision of consumer services to promptly answer insurance consumers’ inquiries, risk management and facilitation of claim application and settlement. If we cannot access or accumulate sufficient data, or we are unable to access and use such data, or our access to such data is limited due to various factors, such as data security risk and regulatory restrictions, our ability to accurately evaluate our insurance consumers’ preference in suitable insurance products and services would be compromised. We and insurance carriers may not fully understand consumers’ insurance needs and we may not recommend suitable products and services to our insurance consumers, insurance consumers may lose trust in us and insurance carriers may find recommendation ineffective. As a result, consumers and insurance carriers may lose trust in our platform and consequently be reluctant to continue to use our platform, which may further reduce the amount of data that we can accumulate and use. Any of the foregoing could negatively impact the precision and effectiveness of our technology and data analytics for intelligent marketing and recommendation of insurance products and services.

In addition, such data may be inaccurate or may not accurately reflect the consumers’ behavior pattern and purchase preferences for a variety of reasons, including errors, staleness or incompleteness resulting in inaccurate reporting of such data. If third-party data used to improve our technology or train the model architecture is inaccurate, or access to such third-party data is limited or becomes unavailable to us, the efficacy of our technology and the ability to continue to improve our technology would be adversely affected. Any of the foregoing could adversely affect our services’ credibility and our ability to attract new consumers and insurance carriers and adversely affect our business, financial condition and results of operations.

Furthermore, the operational activities of third parties, such as our consumers and business partners, are beyond our control. Any data privacy violations or contractual breaches by these partners could expose us to third-party claims, disrupt our cooperation, and harm our reputation, even if we are not the direct target of regulatory actions. Moreover, non-compliance by us or our partners, or data misuse by our employees due to internal control failures, could trigger severe regulatory sanctions, such as fines, business suspensions, or the removal of our applications and our customer-facing website. Any of these events could materially and adversely affect our business, financial condition, and results of operations.

Beyond these data-related risks, we are subject to complex and evolving laws and regulations regarding cybersecurity, data security, and privacy protection across different jurisdictions, currently including Chinese mainland and Hong Kong. The discrepancies and potential conflicts in regulatory requirements between Chinese mainland and overseas jurisdictions may subject us to more stringent regulatory scrutiny and significantly increase our compliance costs. Even within the same jurisdiction, different regulatory authorities may have varying enforcement standards, interpretations, and scopes of application for data security and privacy laws. Such variations pose ongoing challenges to our compliance efforts and may further drive up our operational expenses.

Our business generates and processes a large amount of data and is subject to the laws and regulations regarding privacy, data protection and cybersecurity of Chinese mainland, Hong Kong and jurisdictions where we conduct or plan to conduct operations. Any failure to protect the confidential information of third parties or improper use or disclosure of such data may subject us to liabilities imposed by data privacy and protection laws and regulations, negatively impact our reputation, and deter our consumers from using our online platform.

Our platform stores and processes certain personal and other data provided by insurance consumers, and in order to facilitate our services to insurance consumers, we make certain personal information provided by consumers or third-party data providers, available to insurance carriers with consumer consent to the extent necessary. There are numerous laws and regulations regarding privacy and the storing, sharing, use, disclosure and protection of personally identifiable information and data. Specifically, personally identifiable and other confidential information is increasingly subject to legislation and regulations in Chinese mainland and numerous foreign jurisdictions. Government authorities in Chinese mainland have enacted a series of laws and regulations relating to the protection of privacy and personal information, under which internet service providers and other network operators are required to clearly indicate the purposes, methods and scope of any information collection and usage, to obtain explicit consumer consent and to establish consumer information protection systems with appropriate remedial measures. See “Item 4. Information of the Company—B. Business Overview—Regulation—Regulation Related to Cybersecurity, Data Security and Privacy Protection” for a detailed discussion, including, among others, the Decision of the Standing Committee of the National People’s Congress on Strengthening Network Information Protection promulgated by the Standing Committee of the National People’s Congress of China (the “SCNPC”) in December 2012; the Cybersecurity Law promulgated by the SCNPC in November 2016, which took effect in June 2017 and was last amended in October 2025; the Civil Code promulgated by National People’s Congress of China in May 2020, which took effect in January 2021; the Data Security Law promulgated by the SCNPC in June 2021, which took effect in September 2021; the Personal Information Protection Law promulgated by the SCNPC in August 2021, which took effect in November 2021. However, the regulatory framework for privacy issues all around the world is currently rapidly evolving and is likely to remain uncertain for the foreseeable future.

We are subject to such laws and regulations regarding privacy, data protection and cybersecurity, as well as the terms of our own privacy policies. Compliance with any existing and additional laws could be expensive, and may place restrictions on the conduct of our business and the manner in which we interact with our consumers. Any failure to comply with applicable regulations could also result in regulatory enforcement actions against us, and misuse of or failure to secure personal information could also result in violation of data privacy laws and regulations, proceedings against us by government authorities or other authorities, damage to our reputation and credibility and could have a negative impact on our profits and performance.

Significant capital and other resources may be required to protect against information security breaches or to alleviate problems caused by such breaches or to comply with privacy-related legal obligations or privacy policies. The resources required may increase over time as the methods used by hackers and others engaged in online criminal activities are increasingly sophisticated and constantly evolving. However, we cannot assure that we will always successfully prevent data security breach. Any failure or perceived failure by us to prevent information security breaches or to comply with privacy policies or privacy-related legal obligations, or any compromise of security that results in the unauthorized release or transfer of personally identifiable information or other consumer data, could cause consumers to lose trust in us and could expose us to legal claims. Any perception by the public that online transactions or the privacy of consumer information are becoming increasingly unsafe or vulnerable to attacks could inhibit the growth of online retail and other online services generally, which may affect our sales of insurance products.

We cannot assure you that our existing privacy and personal protection system and technical measures will be considered sufficient under applicable laws and regulations regarding privacy, data protection and cybersecurity. We could be adversely affected if legislation or regulations in the jurisdictions where we operate, including Chinese mainland and Hong Kong, are expanded to require changes in business practices or privacy policies, or if the government authorities in Chinese mainland or Hong Kong, interpret or implement their legislation or regulations in ways that negatively affect our business, financial condition and results of operations. In addition to laws, regulations and other applicable rules regarding privacy and privacy advocacy, industry groups or other private parties may propose new and different privacy standards. Because the interpretation and application of privacy and data protection laws and privacy standards are still uncertain, it is possible that these laws or privacy standards may be interpreted and applied in a manner that is inconsistent with our practices. Any inability to adequately address privacy concerns, even if unfounded, or to comply with applicable privacy or data protection laws, regulations and privacy standards, could result in additional cost and liability, damage our reputation, inhibit the use of our platform and harm our business.

Our business model may be replicated by other online insurance intermediaries or product and service platforms, and internet companies and traditional insurance companies aiming to engage in online insurance distribution business.

Our business model, which revolves around the provision of online insurance distribution services, may be subject to replication by various market participants, including other online insurance intermediaries, product and service platforms, as well as internet companies and traditional insurance companies with aspirations to enter the online insurance distribution service sector. This potential for duplication arises from the inherent nature of the internet and digital technologies, which facilitate the rapid dissemination of information and the ability to swiftly adopt successful business models. Consequently, we may face increased competition in the marketplace, as these emerging players seek to capitalize on the growing demand for online insurance distribution services. In such a competitive landscape, it will be imperative for our company to continuously innovate and differentiate offerings to maintain a competitive edge and preserve our market share. However, we cannot guarantee that our efforts to adapt and evolve will be sufficient to counteract the challenges posed by potential replication of our business model by other industry players.

The sophisticated and innovative technologies we use for the operation of our business are new and require continuous developments and upgrades. We cannot assure you that these technologies will effectively maintain competitive strength and fully support our business.

We regard technology as critical to our ability to provide high-quality products and superior consumer services. Although we have invested substantial resources in developing the sophisticated and innovative technology systems that we use for our daily operations, we must continue to stay abreast of the constantly evolving industry trends and to enhance and improve the functionality and features of our platform and services. We expect these technologies to support the smooth performance of key functions in our platform, such as recommending suitable insurance products and services to consumers, payment and settlement, and consumer service. To adapt to evolving consumer needs, requirements of insurance carriers, and emerging industry trends, we must continue to develop other new technologies or upgrade existing platform and systems. If our efforts to invest in the development of new technologies or the upgrade of existing technologies are unsuccessful, our business, financial condition and results of operations may be materially and adversely affected.

In addition, the maintenance and processing of data is essential to our data analytical capabilities and the day-to-day operation of our business. Our ability to provide products and services and to conduct day-to-day business operations depend, in part, on our ability to effectively maintain competitive strength of our technologies and make timely and cost-effective enhancement and upgrade to our technology and respond to technological advances and emerging industry standards and practices. Failure to do so could put us at a disadvantage to our peers and cause economic losses. There can be no assurance that we will be able to keep up with technological improvements or that the technology developed by others will not render our services less competitive or attractive. If we are unable to adapt in a cost-effective and timely manner in response to changing market conditions or consumer preferences, whether for technical, legal, financial or other reasons, our business may be materially and adversely affected.

We may face disruption to our technology systems and infrastructure and resulting interruptions in the availability of our services.

The satisfactory performance, reliability and availability of our technology systems and infrastructure are critical to our success. We rely on our scalable technology infrastructure and corresponding self-operated internet platforms such as our websites, WeChat official account and mini program connecting our network with those of our consumers. However, our technology systems or infrastructure may not function properly at all times. We may be unable to monitor and ensure high-quality maintenance and upgrade of our technology systems and infrastructure, and consumers may experience service outages and delays in accessing and using our platforms as we seek to source additional capacity. Any of the foregoing may materially affect consumer satisfaction with our platform and our reputation, and further, our business performance, financial position and results of operations.

Our technology systems may also experience telecommunications failures, computer viruses, failures during the process of upgrading or replacing software, databases or components, power outages, hardware failures, user errors, or other attempts to harm our technology systems, which may result in the unavailability or slowdown of our platform or other certain functions, delays or errors in transaction processing, loss of data, inability to accept and fulfill consumers request, and thus decrease the attractiveness of our platform. Further, hackers, acting individually or in coordinated groups, may also launch distributed denial of service attacks or other coordinated attacks that may cause service outages or other interruptions in our business. Any of the foregoing may substantially increase our costs and expenses to maintain or upgrade our technology systems and infrastructure.

In addition, we rely in part upon third-party suppliers, including cloud service provider and payment processing platforms, to operate our platform. We cannot predict whether such third-party suppliers will modify or terminate the cooperation with us, whether additional network capacity will be available from these vendors as we need it, and our network or suppliers’ networks may be unable to achieve or maintain a sufficiently high capacity of data transmission to allow us to process insurance purchases in a timely manner or effectively download data, especially if our platform traffic increases. We also have little, if any, control over the stability of the services provided by cloud service providers. For instance, there may be instances where these providers’ hardware equipment fails to function well, their machine rooms encounter unexpected disruptions, and/or their software provided to us do not work as anticipated. Any system failure, service level reduction or service quality inadequacy that causes an interruption to, or decreases the responsiveness of, our services would impair our revenue-generating capabilities and damage our reputation.

We may be subject to payment processing risk.

We accept a wide variety of payment methods, such as online payments through third-party payment platforms, in order to ensure smooth consumer experience. For certain payment methods, we pay varying transaction fees, which may increase as required by such payment platforms and increase our operating costs and lower our profit margins. We may also be subject to fraud, money laundering and other illegal activities in connection with the various payment methods we accept if we cannot implement risk management measures effectively.

We may be also subject to various regulations, rules and requirements, including but not limited to the rules set by third-party payment platforms or government authorities, governing online payment processing and fund transfers, which could change or be reinterpreted to make it difficult or impossible for us to comply with. If we fail to comply with these rules or requirements, we may be subject to fines and higher transaction fees and lose our ability to accept payments through third-party payments platforms from consumers, process electronic fund transfers or facilitate other types of online payments. In addition, if the third-party payment platforms we cooperate with encounter the technical disruption and fail to take timely recovery measures, the online trading process of our insurance products may be affected and we may be further exposed to payment processing risk.

Failure to conduct our branding and marketing activities in a cost-effective manner may materially and adversely affect our business and results of operations.

If we are unable to conduct our branding and marketing activities cost-effectively, our financial condition and results of operations may be materially and adversely affected. We have incurred expenses on a variety of different sales and marketing efforts designed to enhance brand recognition and increase sales of insurance products on our platform. Our marketing and promotional activities may not be well received by consumers and may not achieve anticipated results. Marketing approaches and tools in insurance market in Chinese mainland are evolving. This further requires us to enhance our marketing approaches and experiment with new marketing methods to keep pace with industry developments and consumer preferences, which may not be as cost-effective as our marketing activities in the past and may lead to significantly higher marketing expenses in the future. Failure to refine our existing marketing approaches or to introduce new effective marketing approaches in a cost-effective manner could impact our revenue and profitability.

Our future growth depends on the general acceptance of online distribution of products and services.

The internet, and particularly the mobile internet, has gained increasing popularity in Chinese mainland as a platform for insurance products and services in recent years. However, certain participants in the industry, especially traditional insurance carriers, and many insurance consumers have limited experience in handling insurance products and services online, and some insurance consumers may have doubts about using online platforms. For instance, consumers may not find online content to be reliable sources of insurance product information. Some insurance carriers may not believe online platforms are secure for risk assessment and risk management. Others may not find online platforms effective when promoting and providing their products and services. If we fail to educate the insurance carriers and insurance consumers about the value of our platform and our services, our growth will be limited and our business, financial performance and prospects may be materially and adversely affected. The general acceptance of the internet and particularly the mobile internet as an effective and trusted platform for insurance products and services is also affected by factors beyond our control, including negative publicity and restrictive regulatory measures. If online and mobile networks do not achieve adequate acceptance in the market, our growth prospects, results of operations and financial condition could be harmed.

We may not be able to ensure disclosure of certain information related to insurance products and services is accurate or complete.

Our insurance consumers rely on certain information related to insurance products and services we provide on our platform. While we believe that such information is generally accurate, complete and reliable, and comply with legal and regulatory requirements, there can be no assurance that the accuracy, completeness or reliability of the information can be maintained in the future. If we provide any inaccurate or incomplete information on our platform due to either our own fault or that of insurance carriers, our consumers making the insurance purchase relying on the information may fail to receive the protection they expect and we may be subject to penalty or other regulatory actions. In addition, we are required to provide certain information related to insurance products and services, to the insurance consumers and obtain their explicit consent before they purchase the insurance products and services. However, we may fail to provide those legally required disclosure on our platform to the attention of our consumers. In the event we are penalized by regulatory authorities for failing to provide accurate, complete and/or required insurance product information or obtain consumers’ explicit consent, our reputation could be harmed and we could experience reduced user traffic to our platform, which may adversely affect our business and financial performance.

We may be held liable for information or content displayed on, retrieved from or linked to our platform, which may materially and adversely affect our business and operating results.

The Chinese government has adopted regulations governing the distribution of content over the internet. Under these regulations, internet content providers are prohibited from posting or displaying over the internet any content that, among other things, violates local laws and regulations, impairs the national dignity of Chinese mainland or the public interest, or is obscene, superstitious, frightening, gruesome, offensive, fraudulent or defamatory. At the end of 2019, the CAC issued the Provisions on the Management of Network Information Content Ecology, or the CAC Order No. 5, which became effective on March 1, 2020, to further strengthen the regulation and management of illegal and harmful network information content. We have implemented internal control procedures to review in advance the information and content on our websites, WeChat mini program and other platforms to ensure their compliance. However, we cannot assure you that all information or content displayed on, retrieved from or linked to our platforms complies with the requirements of laws and regulations of Chinese mainland at all times. If our platforms found to be violating laws and regulations of Chinese mainland, we may be subject to administrative penalties, including warning and service suspension, which may materially and adversely affect our business and operating results.

Moreover, we may face liability for negligence, copyright, patent or trademark infringement and other claims based on the nature and content of the materials that are published on our platform. We may be involved in intellectual property infringement claims or actions from time to time. We may incur significant costs in investigating and defending these claims, which may also materially and adversely affect our business and operating results.

We may be subject to penalties for failure to manage our personnel practiced in insurance intermediary institutions.

The practice of personnel in professional insurance intermediary institutions is strictly regulated under the laws and regulations of Chinese mainland. Personnel who engage in insurance brokerage or agency business in professional insurance intermediary institutions are required to conduct the registration with the insurance intermediary regulatory information system of the CBIRC. Insurance brokerage or agency companies that fail to comply with the regulations for proper engagement, registration or management of such personnel may be subject to warnings, fines and other penalties by regulatory authorities. As of the date of this annual report, we have not received any official notice, warning and investigation from the former CBIRC or the NAFR in this regard. We cannot assure you that we will be able to complete the registration for all of insurance brokerage personnel and/or insurance agency personnel in a timely manner due to the increasing number of practiced personnel, or that the relevant regulatory authorities would not retrospectively find deficiency in the registration of these personnel and subject us to penalties. We have implemented policies to ensure our personnel to practice in compliance with the relevant PRC regulations. Nevertheless, there can be no assurance that all of such personnel will not practice outside the scope specified by us, or that such personnel will strictly abide by these policies or take their responsibilities under the applicable laws and regulations in connection with insurance intermediary services, which may subject to fines and other administrative proceedings.

Our business may be negatively impacted if we are exposed to risks of fraudulent consumer behavior and the information that we receive from third parties for consumer verification purpose is inaccurate.

In order to verify the personal information provided by our consumers, we compare the names and identity card numbers we collect with the information from the relevant authorities. However, as credit reporting systems for individuals in Chinese mainland are still developing, there are limited public sources available to us to verify the information of individual consumer, and the relevant individual credit reporting systems may not be able to reflect the actual profiles of these consumers constantly and accurately. Although we have developed our risk management and control procedures and policies and have devoted efforts to verifying the information provided by the consumers before the offering of products or services, the effectiveness of such risk management is conditioned on the accuracy and completeness of the consumer information we obtain. We cannot guarantee the completeness or accuracy of any information we obtain with respect to any particular consumer. If the data and information we rely on are inaccurate or obsolete, we could be exposed to higher risks of fraudulent consumer behavior. As a result, our business and operations could be materially and adversely affected.

We may from time to time be subject to infringement claims relating to intellectual properties of third parties, which could divert our management attention on business.

Companies in the internet and technology industries could be frequently subject to litigation based on allegations of infringement or other violations of intellectual property rights. Any claim of infringement by a third party, even those without merit, could cause us to incur substantial costs defending against the claim, could distract our management from our business and could require us to cease use of such intellectual property. Furthermore, because of the substantial amount of evidence discovery, collection and verification required in connection with intellectual property claims, we risk compromising our confidential information during this type of claims. We may be required to pay substantial damages, royalties or other fees in connection with a claimant securing a judgment against us, we may be subject to an injunction or other restrictions that prevent us from using or distributing their intellectual property, or from operating under our brand, or we may agree to a settlement that prevents us from distributing their offerings or a portion thereof, which could adversely affect our business, results of operations and financial condition.

We may be subject to intellectual property rights claims from time to time. In the event that we need to get additional intellectual property licenses to continue our operations, we cannot assure that we will be able to obtain the licenses timely or on favorable or commercially reasonable terms and may significantly increase our operating expenses. Some licenses may be non-exclusive, and therefore our peers may have access to the same technology licensed to us. If a third party does not offer us a license to its intellectual property on reasonable terms, or at all, we may be required to develop alternative, non-infringing technology, which could require significant time (during which we would be unable to continue to offer our affected offerings), effort and expense and may ultimately not be successful. In addition, we are in the process of registering some of our trademarks. In the event we cannot successfully register these trademarks, we may have to license them or cease using any of these trademarks, or we may be subject to infringement claims.

We have adopted policies and procedures to prohibit our employees from infringing upon third-party intellectual property rights. However, we cannot ensure that we or other third party involved in our product design and development will not, against our policies, use unauthorized copyrighted materials or intellectual property in our platform or via any platform through which we provide products and services. We may incur liability for unauthorized duplication or distribution of materials posted on our online platform. We may from time to time be subject to claims against us alleging our infringement of third-party intellectual property rights in the future. Any such intellectual property infringement claim could result in costly litigation and divert our management attention and resources, which in turn could adversely affect our business, results of operations and financial condition.

Failure to protect or enforce intellectual property rights could harm our business, results of operations and financial condition.

Our success is dependent in part on protecting our intellectual property rights and technology, such as source code, information, data, processes and other forms of information, knowhow and technology. We rely on a combination of copyrights, trademarks, service marks, trade secret laws and contractual restrictions to establish and protect our intellectual property. However, there are steps that we have not yet taken to protect our intellectual property. Additionally, the steps that we have already taken to protect our intellectual property may not be sufficient or effective. Even if we do detect violations, we may need to engage in complicated procedures, such as complaint and legal proceedings, to enforce our rights.

While we take precautions designed to protect our intellectual property, it may still be possible for our peers and other unauthorized third parties to copy our technology and use our proprietary brand, content and information to create or enhance competing solutions and services, which could adversely affect our competitive position in rapidly evolving and highly competitive industry. We enter into confidentiality agreements with our employees, which contain invention assignment clauses, and also enter into confidentiality arrangements with our consultants, third-party providers and strategic partners. We cannot assure you that these agreements or arrangements will be effective in controlling access to, and use and distribution of, our platform and proprietary information. Further, these agreements or arrangements do not prevent peers from independently developing technologies that are substantially equivalent or superior to our offerings.

We have filed, and may continue in the future to file, applications to protect certain of our innovations and intellectual property. We do not know whether any of such applications will result in the issuance of a patent, trademark or copyright, as applicable, or whether the examination process will require us to narrow our claims. In addition, we may not receive competitive advantages from the rights granted under our intellectual property. Our existing intellectual property, and any intellectual property granted to us or that we otherwise acquire in the future, may be contested, circumvented or invalidated, and we may not be able to prevent third parties from infringing our rights to our intellectual property. Therefore, the exact effect of the protection of this intellectual property cannot be predicted with certainty. In addition, given the costs, effort, risks and downside of obtaining patent protection, including the requirement to ultimately disclose the invention to the public, we may choose not to seek patent protection for certain innovations. Any failure to adequately obtain such patent protection, or other intellectual property protection, could later prove to adversely impact our business.

Although we take measures to protect our intellectual property, if we are unable to prevent the unauthorized use or exploitation of our intellectual property, the value of our brand, content, and other intangible assets may be diminished, our peers may be able to more effectively mimic our service and methods of operations, the perception of our business and service to consumers and potential consumers may become confused, and our ability to attract consumers may be adversely affected. Any inability or failure to protect our intellectual property could adversely impact our business, results of operations and financial condition.

Regulatory actions, legal proceedings and complaints against us could harm our reputation and have a material adverse effect on our business, results of operations, financial condition and prospects.

We may from time to time be involved in disputes with various parties involved in the development and offering of insurance products and services, or receive complaints, even after we dispose certain lines of business. Along with growth and expansion of our business, we may be involved in litigations, regulatory proceedings, arbitrations and other disputes arising outside the ordinary course of our business. Such litigations, arbitrations and disputes may result in claims for actual damages, freezing of our assets, diversion of our management’s attention and reputational damage to us and our management, as well as legal proceedings against our directors, officers or employees, and the probability and amount of liability, if any, may remain unknown for long periods of time. Given the uncertainty, complexity and scope of many of these litigation matters, their outcome generally cannot be predicted with any reasonable degree of certainty. Therefore, our reserves for such matters may be inadequate. Moreover, even if we eventually prevail in these matters, we could incur significant legal fees or suffer significant reputational harm, or we may be unable to enforce the prevailing judgment.

If insurance carriers, user traffic channels, other business partners, cooperated personnel or other ecosystem participants or third-party service providers engage in any misconduct or cause errors to occur in our operation, our business could be materially and adversely affected.

We are exposed to the risk of misconduct by partnered insurance carriers, third-party user traffic channels, cooperated personnel or other ecosystem participants and/or other business partners to interact with consumers and provide various products and services. Misconduct could include, among others, making misrepresentations when marketing insurance products and services to consumers, hiding or falsifying material information in relation to insurance contracts, failing to disclose legally required information to consumers, colluding with applicants, insureds, or beneficiaries to fraudulently obtain insurance compensation or otherwise not complying with laws and regulations or internal policies or procedures. Any of the aforementioned misconducts by parties we cooperate with may cause potential liabilities on us, and further subject us to regulatory actions and penalties. If any third parties that are important to our operations are sanctioned by regulatory actions, our business operations will be disrupted or otherwise negatively affected.

We also engage third-party service providers for certain professional services, such as audit, legal, tax, and consultancy services. If any of our service providers is subject to regulatory penalties or suspension or is found in violation of any applicable rules and regulations, their ability to provide services to us could be materially and adversely affected. If our arrangement with any of these third parties is affected, we may not find an alternative source of support on a timely basis or on favorable terms to us, which may have a material adverse effect on our offerings of securities and the trading price of our securities.

We face risks associated with our investments.

We have made short-term investments. Short-term investments primarily include financial products issued by banks. These investments may earn yields substantially lower than anticipated and the fair value of our investments may fluctuate significantly, which contribute to the uncertainties in valuation. Any failure to realize the benefits we expected from these investments may materially and adversely affect our business and financial results. From time to time, we may also make alternative investments and enter into strategic partnerships or alliances as we see fit to expand our product and service offerings or business in other countries or regions, which may expose us to additional risks. Any change in market conditions could lead to volatility in the fair value of our investments accounted for at fair value, which could further impact our financial condition and results of operations and may also impact our ability to dispose of these investments at favorable prices.

We may fail to maintain the capability and accuracy in actuarial analysis.

Leveraging our deep understanding of consumer needs and our actuarial capabilities, we assist some insurance carriers with designing new insurance products. The proper functioning of our actuarial and statistical analysis, products pricing suggestion, risk management, financial control, accounting, user database, user service and other data processing systems is highly critical to our business and our ability to compete effectively. We rely on our dedicated talents with actuarial expertise to conduct actuarial analysis, and we rely on our research and development team to enhance our data capabilities to perform pricing modeling. We cannot guarantee you that we will maintain our capability and accuracy in actuarial analysis or successfully retain our employees with actuarial expertise or to hire new ones.

Our current risk management system may not be able to exhaustively identify or mitigate all risks to which we are exposed.

We have established risk management, quality control and internal control systems, consisting of policies and procedures that we believe are appropriate for our business. However, the implementation of such policies and procedures may involve human error and mistakes. Moreover, we may be exposed to fraud or other misconduct committed by our employees, or third parties, including but not limited to our consumers and business partners, or other events that are out of our control. Any illegal, fraudulent or collusive activity by our employees or third parties could damage our brand and reputation and have an adverse impact on our business.

Our leases may face challenges from government authorities, property owners or other third parties, and we may fail to renew our current leases on reasonable terms, which could adversely affect our business.

We primarily lease properties for our offices. Under PRC law, all property lease agreements are required to be registered with the local land and real estate administration bureau. Although failure to do so does not in itself invalidate the leases, the lessees may not be able to defend these leases against bona fide third parties and may also be exposed to potential fines if we fail to rectify such non-compliance within the prescribed time frame after receiving notice from the relevant PRC government authorities. The penalty ranges from RMB1,000 to RMB10,000 for each unregistered lease, at the discretion of the relevant authority. As of the date of this annual report, certain lease agreements for our leased properties in Chinese mainland have not been registered with the relevant PRC government authorities as required by PRC law, which may expose us to potential fines. As of the date of this annual report, we have not been subject to any administrative fines or sanctions in this regard, nor have we received any rectification orders. However, there can be no assurance that relevant authorities will not in future implement measures to request us to register our leases in accordance with applicable laws and regulations. In the event that any fine is imposed on us for our failure to register our lease agreements, we may not be able to recover such losses from the lessors. In addition, the actual uses of some of our leased properties may be inconsistent with the planned use indicated on the ownership certificates of such properties, and some of our leased properties were mortgaged before we entered into the lease agreements with the lessors. If relevant government authorities require the lessor to correct such inconsistency or request land resumption in accordance with applicable laws and regulations, or if the mortgagees exercise their mortgage rights, we may be unable to continue to lease such properties and as a result we may be required to relocate the properties and incur additional expenses relating to such relocation.

We may not be able to successfully extend, renew or relocate current leases upon expiration of the current term on commercially reasonable terms or at all. In addition, we may compete with other businesses for premises at certain locations or of desirable sizes. As a result, even though we could extend, renew or relocate our leases, rental payments may significantly increase as a result of the high demand for the leased properties. To the extent we need to terminate the lease and relocate prior to the expiration of the lease term, we may face termination fees or be liable for breach of contracts. We cannot assure you that we are able to locate desirable alternative sites for our current leased properties as our business continues to grow and failure in relocating our affected operations could adversely affect our business and operations.

The insurance coverage over our business and operation may not be adequate, which could expose us to significant costs and business disruption.

We provide social security insurance including pension insurance, unemployment insurance, work-related injury insurance, maternity insurance and medical insurance for our employees pursuant to applicable laws. As we operate primarily online, we do not maintain property insurance policies covering users, equipment and facilities for injuries, death or losses due to fire, earthquake, flood or any other disaster. Consistent with customary industry practice in China, we do not maintain business interruption insurance, nor do we maintain key-man life insurance. We cannot assure you that our insurance coverage is sufficient to prevent us from any loss or that we will be able to successfully claim our losses under our current insurance policy on a timely basis, or at all. If we incur any loss that is not covered by our insurance policies, or the compensated amount is significantly less than our actual loss, our business, financial condition and results of operations could be materially and adversely affected.

If we are unable to recruit, train and retain talent, our business could be materially and adversely affected.

We believe our future success depends on our continued ability to attract, develop, motivate and retain qualified and skilled employees. Global competition for personnel with expertise in insurance, sales and marketing, artificial intelligence, technology and risk management is extremely intense. We may not be able to hire and retain these personnel at compensation levels consistent with our existing compensation and salary structure. Some of the companies with which we compete for experienced employees have greater resources than we have and may be able to offer more attractive terms of employment. In addition, we invest significant time and resources in training our employees, which increases their value to our peers who may seek to recruit them. If we fail to retain our employees, we could incur significant expenses in hiring and training new employees, and our ability to serve our consumers and business partners could diminish, resulting in a material adverse effect to our business.

Our success depends on the continued efforts of our senior management and key employees.

Our future success is significantly dependent upon the continued service of our senior management and other key employees. If we lose their service, we may not be able to locate suitable or qualified replacements, and may incur additional expenses to recruit and train new staff, which could severely disrupt our business and growth. Our founder and chief executive officer, Rui Fang, and other management members are critical to our vision, strategic direction, culture and overall business success. If there is any internal organizational structure change or change in responsibilities for our management or key personnel, or if one or more of our senior management members were unable or unwilling to continue in their present positions, the operation of our business and our business prospects may be adversely affected. Our employees, including members of our management, may choose to pursue other opportunities. If we are unable to motivate or retain key employees, our business may be severely disrupted and our prospects could suffer. In addition, although we have entered into confidentiality or non-competition agreements with our management, there is no assurance that our management members would not join our peers or form a competing business. If any dispute arises between us and our current or former employees, including our officers, we may have to incur substantial costs and expenses to enforce such agreements or we may not be able to enforce them at all.

We may fail to successfully make necessary or desirable strategic alliance, acquisition or investment, and we may not be able to achieve the benefits we expect from the alliances, acquisition or investments we make.

We may pursue selected strategic alliances and potential strategic acquisitions that are complementary to our business and operations, including opportunities that can help us further expand our online insurance distribution service offerings and improve our technology system. However, we cannot guarantee that we could successfully make such necessary or desirable strategic alliance, acquisition or investment.

Even though we may enter into selected strategic alliances and potential strategic acquisitions, we may not be able to achieve the benefits we expect and these strategic alliances with third parties could subject us to a number of risks, including risks associated with sharing proprietary information, non-performance or default by counterparties, and increased expenses in establishing these new alliances, any of which may materially and adversely affect our business. We may have limited ability to control or monitor the actions of our strategic partners. To the extent a strategic partner suffers any negative publicity as a result of its business operations, our reputation may be negatively affected by virtue of our association with such party.

Provided suitable opportunities, we may consider strategic alliances and investments in the future. Strategic acquisitions and subsequent integrations of newly acquired businesses would require significant managerial and financial resources and could result in a diversion of resources from our existing insurance business, which in turn could have an adverse effect on our growth and business operations. Acquired businesses or assets may not generate expected financial results immediately, or at all, and may incur losses. The cost and duration of integrating newly acquired businesses could also materially exceed our expectations. Any such negative developments could have a material adverse effect on our business, financial condition and results of operations.

Operating and growing our business may require additional capital, and if capital is not available to us or on favorable terms, our business, operating results and financial condition may suffer.

We believe that our existing cash and cash equivalents will be sufficient to meet our anticipated cash needs for the foreseeable future. However, we may intend to continue to make investments to support our business growth and may require additional capital to fund our business and to respond to competitive challenges, including the need to develop new products and services, enhance our existing products, services and operating infrastructure, and potentially to acquire complementary businesses and technologies. Accordingly, we may require additional capital to operate, grow and compete, and failure to obtain such additional capital could limit our operations and growth.

We may need to raise additional funds through private or public equity and/or debt financing. Due to the unpredictable nature of the capital markets and our industry, there can be no assurance that we will be able to raise additional capital on terms favorable to us, or at all, if and when required, especially if our experience disappointing results of operations. If adequate capital is not available to us as required, our ability to fund our operations, take advantage of unanticipated opportunities, develop or enhance our infrastructure or respond to competitive pressures could be significantly limited. If additional capital is either unavailable or cost prohibitive, our operations and growth may be limited, and we may need to change our business strategy to slow the rate of, or eliminate, our expansion or to reduce or curtail our operations. We cannot assure that additional financing will be available to us on acceptable terms or at all.

Also, if debt financing were available, such financing may require us to post collateral in favor of the relevant lenders or subject us to additional requirements or restrictions on our business and financial position. Such restrictions may adversely affect our operations and ability to grow our business as intended. A breach of the relevant covenants or other contractual obligations contained in any of current or future external financing agreements may trigger immediate prepayment obligations or may allow the relevant lenders to seize collateral posted by us, all of which may adversely affect our business. In addition, if we raise capital through debt financing on unfavorable terms, this could adversely affect our operational flexibility and profitability. An inability to obtain capital on economically acceptable terms, or at all, could have a material adverse effect on our business, financial condition, results of operations and prospects.

If we fail to implement and maintain an effective system of internal controls to remediate our material weakness over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence in our company and our business and operating results may be adversely affected.

Prior to the initial public offering of our ADSs on the Nasdaq Global Stock Market in April 2025, we were a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. Effective internal control over financial reporting is necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud.

We identified a material weakness in our internal control over financial reporting as of December 31, 2025. As defined in the standards established by the U.S. Public Company Accounting Oversight Board (“PCAOB”), a “material weakness” is a deficiency, or combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness identified is our lack of sufficient accounting and financial reporting personnel with appropriate knowledge to properly account for equity related transactions in accordance with U.S. GAAP. We are in the process of implementing a number of measures to address the material weakness that has been identified. For more details, see “Item 15. Controls and Procedure—Internal Control Over Financial Reporting.” However, we cannot assure you that these measures will fully address the material weakness in our internal control over financial reporting or that we may conclude that it has been fully remediated.

As a public company, we are subject to the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act. Section 404 of such Act will require that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with our second annual report on Form 20-F after becoming a public company. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Moreover, even if we conclude that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue an adverse opinion on the effectiveness of internal control over financial reporting because of the existence of a material weakness if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other weaknesses and deficiencies in our internal control over financial reporting. If we fail to maintain the adequacy of our internal control over financial reporting, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. Generally speaking, if we fail to achieve and maintain an effective internal control environment, it could result in material misstatements in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of the ADSs, may be adversely affected. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

We are subject to anti-corruption, anti-bribery, anti-money laundering, sanctions and similar laws, and non-compliance with such laws can subject us to administrative, civil and criminal fines and penalties, collateral consequences, remedial measures and legal expenses.

We are subject to anti-corruption, anti-bribery, anti-money laundering, sanctions and similar laws and regulations, which require us to be more cautious about the compliance with such law or regulations. We may have direct or indirect interactions with officials and employees of government agencies and state-owned affiliated entities in the ordinary course of business. Such interactions could subject us to an increased level of compliance-related concerns. We have implemented policies and procedures designed to ensure compliance by us and our officers, employees, representatives, consultants, agents and business partners with applicable anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions and similar laws and regulations. However, our policies and procedures may not be sufficient and our directors, officers, employees, representatives, consultants, agents, and business partners could engage in improper conduct for which we may be held responsible. Non-compliance with anti-corruption, anti-bribery, anti-money laundering or financial and economic sanctions laws could subject us to whistleblower complaints, adverse media coverage, investigations, and severe administrative, civil and criminal sanctions, collateral consequences, remedial measures and legal expenses, all of which could materially and adversely affect our business, results of operations, financial condition and reputation.

We have granted and may continue to grant options and other types of awards under our share incentive plans, which may result in increased share-based compensation expenses.

We adopted our 2020 Share Option Plan for the purpose of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. In September 2024, we adopted the 2024 Equity Incentive Plan (the “2024 Plan”) for the same purpose. We recognize expenses in our consolidated financial statements in accordance with U.S. GAAP. Under our 2020 Share Option Plan and 2024 Equity Incentive Plan, we are authorized to grant options and other types of awards as determined by the plan administrator. We believe the granting of share-based compensation is important to attracting and retaining key personnel and employees, and we will continue to grant share-based compensation to employees in the future. As a result, any such issuances of additional shares underlying the incentive awards may cause shareholders to experience dilution of their ownership interests, and our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

We may be exposed to risks that could significantly disrupt our operations, such as those associated with natural disasters, health epidemics and other outbreaks.

Our business could be materially and adversely affected by natural disasters, health epidemics or other public safety concerns affecting the world. Natural disasters may give rise to server interruptions, breakdowns, system failures, technology platform failures or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to operate our platform and provide products, services and solutions. In recent years, there have been outbreaks of epidemics globally, such as COVID-19, H1N1 flu, avian flu or another epidemic. The COVID-19 pandemic is an example of a recent event that has caused significant disruptions to the global economy. To combat the spread of the virus, we took a series of measures to protect employees, including temporarily closing offices, facilitating remote working arrangements for employees, and canceling business meetings and travels. However, our business and operations were not materially impacted by COVID-19. The extent to which the pandemic impacts our results of operations going forward will depend on future developments which are uncertain and unpredictable.

Our business operations could be disrupted by any of these epidemics. In addition, our results of operations could be adversely affected to the extent that any health epidemic harms the global economy in general. A prolonged outbreak of any of these illnesses or other adverse public health developments could have a material adverse effect on our business operations. Such outbreaks could significantly impact the insurance industry, which could severely disrupt our operations and adversely affect our business, financial condition and results of operations. Our headquarters are located in Beijing, where most of our management and employees currently reside. Most of our system hardware and back-up systems are hosted in facilities located in Beijing. Consequently, if any natural disasters, health epidemics or other public safety concerns were to affect Beijing, our operation may experience material disruption, which may materially and adversely affect our business, financial condition and results of operations.

Our business and financial condition could be materially and adversely affected by a severe or prolonged downturn in the global economy.

General economic factors and conditions worldwide, including inflation and unemployment rate, may affect consumers’ willingness to spend. The global macroeconomic environment has faced numerous challenges, including the end of quantitative easing and start of interest rate hike by the U.S. Federal Reserve, the economic slowdown or periods of recession in the United States, Europe and other economies. Sustained tension between certain major countries in the world over trade policies could significantly undermine the stability of the global economy. The conflict in Ukraine and the imposition of broad economic sanctions on Russia could raise energy prices and disrupt global markets. There have been concerns over unrest and terrorist threats in the Middle East, Europe and Africa, which have resulted in market volatility in oil and other markets, and over the expansion of terrorist activities into Europe and other regions.

China’s economy conditions are closely connected with the global economy and prone to changes in domestic economic and political policies. Currently, our business and operations are based in Chinese mainland and all of our revenue is derived from our operations in Chinese mainland. Accordingly, our financial results have been, and are expected to continue to be, affected by the economy and the development of insurance industry in Chinese mainland. Any severe or prolonged slowdown in the global economy may materially and adversely affect our business, results of operations and financial condition.

Adverse developments affecting the financial services industry could adversely affect our current and projected business operations, financial condition and results of operations.

Adverse developments that affect financial institutions, such as events involving liquidity that are rumored or actual, have in the past and may in the future lead to bank failures and market-wide liquidity problems. For example, on March 10, 2023, Silicon Valley Bank (“SVB”) was closed by the California Department of Financial Protection and Innovation, which appointed the Federal Deposit Insurance Corporation (“FDIC”) as receiver. Similarly, on March 12, 2023, Signature Bank and Silvergate Capital Corp. were each swept into receivership. The Department of the Treasury, the Federal Reserve and the FDIC released a statement that indicated that all depositors of SVB and Signature Bank would have access to all of their funds, including funds held in uninsured deposit accounts, after only one business day of closure.

As of the date of this annual report, we do not hold cash deposits at SVB or Signature Bank. Also, we do not hold securities at SVB or Signature Bank and have not experienced any adverse impact to our liquidity or to our current and projected business operations, financial condition or results of operations. However, uncertainty remains over liquidity concerns in the broader financial services industry, and our business, business partners, or industry as a whole may be adversely impacted in ways that we cannot predict at this time.

Although we assess our banking relationships as we believe necessary or appropriate, our access to cash in amounts adequate to finance or capitalize our current and projected future business operations could be significantly impaired by factors that affect the financial institutions with which we have banking relationships, and in turn, us. These factors could include, among others, events such as liquidity constraints or failures, the ability to perform obligations under various types of financial, credit or liquidity agreements or arrangements, disruptions or instability in the financial services industry or financial markets, or concerns or negative expectations about the prospects for companies in the financial services industry. These factors could also include factors involving financial markets or the financial services industry generally. The results of events or concerns that involve one or more of these factors could include a variety of material and adverse impacts on our current and projected business operations and financial condition and results of operations. These could include, but may not be limited to, delayed access to deposits or other financial assets or the uninsured loss of deposits or other financial assets; or termination of cash management arrangements and/or delays in accessing or actual loss of funds subject to cash management arrangements.

In addition, widespread investor concerns regarding the U.S. or international financial systems could result in less favorable commercial financing terms, including higher interest rates or costs and tighter financial and operating covenants, or systemic limitations on access to credit and liquidity sources, thereby making it more difficult for us to acquire financing on acceptable terms or at all. Any decline in available funding or access to our cash and liquidity resources could, among other risks, adversely impact our ability to meet our operating expenses, financial obligations or fulfill our other obligations, result in breaches of our financial and/or contractual obligations or result in violations of federal or state wage and hour laws. Any of these impacts, or any other impacts resulting from the factors described above or other related or similar factors not described above, could have material adverse impacts on our liquidity and our current and/or projected business operations and financial condition and results of operations.

In addition, our partnered insurance carriers or other business partners could be adversely affected by any of the liquidity or other risks that are described above as factors, which in turn, could have a material adverse effect on our current and/or projected business operations and results of operations and financial condition. Any business partner bankruptcy or insolvency, or any breach or default by a business partner, or the loss of any significant business partner relationships, could result in material adverse impacts on our current and projected business operations, financial condition and results of operations.

Risks Related to Our Corporate Structure

There may be changes from time to time regarding the interpretation and application of current and future laws, regulations and rules of Chinese mainland relating to the agreements that establish the VIE structure for our operations in Chinese mainland, including potential future actions by the PRC government, which could affect the enforceability of our contractual arrangements with the VIE and materially and significantly affect our financial condition and results of operations performance. If the PRC government finds such agreements non-compliant with relevant laws, regulations and rules of Chinese mainland, or if these laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties or, as a result, lose our interests in the VIE.

Due to Chinese mainland legal restrictions on foreign ownership of value-added telecommunications business and qualification requirements on foreign investors in the insurance intermediary business, we rely on certain contractual arrangements with the VIE and its shareholders to conduct substantially all of our operations in Chinese mainland. For example, foreign investors are not allowed to own more than 50% of the equity interests in a value-added telecommunications service provider (except for e-commerce, domestic multi-party communication, storage and forwarding classes and call centers) under the Special Administrative Measures for Access of Foreign Investment (Negative List) (2024 Edition), which was promulgated on September 6, 2024, and implemented on November 1, 2024. On April 8, 2024, the MIIT issued the Circular on Launching the Pilot Program of Expanding the Opening-up of Value-Added Telecommunications Services, which provides, among others, the removal of foreign ownership ratio restrictions for specific value-added telecommunications services, including (i) the Internet data centers (IDC), (ii) the content delivery networks (CDN), (iii) the Internet access services (ISP), (iv) the online data processing and transaction processing services, (v) the information release platform and transmission services (excluding internet news information, online publishing, online audio-visual, and internet cultural operation services), and (vi) information protection and processing services, in the pilot areas of Beijing, Shanghai, Hainan, and Shenzhen. Foreign-invested companies that plan to carry out the aforementioned value-added telecommunications services in such pilot areas and meet specific business operation requirements should apply to the MIIT for a pilot approval of value-added telecommunications business operations. The MIIT will have discretion as to whether to grant the license. However, there remains substantial uncertainties as to whether and what qualification requirements will be imposed on or applied to, a foreign investor with respect to holding equity interest in a value-added telecommunications services provider in China, as well as with the interpretation and implementation of existing and future regulations in this regard. In addition, our wholly-owned Chinese mainland subsidiaries are not eligible to provide insurance brokerage services or insurance agency services in Chinese mainland under the laws of Chinese mainland.

We are an exempted company incorporated in the Cayman Islands. Yuanbao Kechuang (Beijing) Technology Co., Ltd. (the “WFOE”), is considered a foreign-invested enterprise. To comply with laws and regulations of Chinese mainland, we currently conduct our business in Chinese mainland through Yuanbao Shuke (Beijing) Technology Co., Ltd. (the “VIE”) and its subsidiaries in Chinese mainland, based on the contractual arrangements entered into by and among our WFOE and the VIE. Our contractual arrangements allow us to be considered the primary beneficiary of the VIE for accounting purposes. We have been and expect to continue to be dependent on the VIE to operate our business in Chinese mainland. As a result of these contractual arrangements, we are considered the primary beneficiary of the VIE for accounting purposes, and consolidate their financial results under U.S. GAAP. See “Item 4. Information of the Company—C. Organizational Structure—Contractual Arrangements with the VIE and Its Shareholders” for details.

As advised by our PRC counsel, subject to the risks as disclosed in “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure,” the ownership structure of the VIE and each of the contractual arrangements are not in violation of any expressed and mandatory provisions of existing laws of Chinese mainland, regulations and rules, and these contractual arrangements are valid and binding on the parties thereto in accordance with their terms and applicable laws and regulations of Chinese mainland currently in effect. However, we have been further advised by our PRC counsel that there may be changes regarding the interpretation and application of current or future laws and regulations of Chinese mainland. Thus, the PRC government may ultimately take a view contrary to or otherwise different from the opinion of our PRC counsel. If the PRC government otherwise find that we are in violation of any existing or future laws or regulations of Chinese mainland or lack the necessary permits or licenses to operate our business, the relevant government authorities can take actions in dealing with such violation, including, without limitation:

●	revoking our business and operating licenses;
●	shutting down our servers, blocking our system, discontinuing or restricting any related-party transactions between our group and the VIE;
●	imposing fines and penalties, confiscating the income from our company, or imposing additional requirements for our operations which we may not be able to comply with;
●	requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements and deregistering the share pledges of the VIE, which in turn would affect our ability to consolidate, derive economic interests from, or exercise our contractual rights over the VIE and their assets and operations;
●	restricting or prohibiting our use of the proceeds of our initial public offering to finance our business and operations in Chinese mainland, particularly the expansion of our business through strategic acquisitions;
●	restricting the use of financing sources by us or the VIE or otherwise restricting our or its ability to conduct business; or
●	taking other regulatory or enforcement actions that could be harmful to our business.

Any of these events could materially and adversely affect our business operations, which would in turn materially and adversely affect our business, financial condition and results of operations. In addition, new laws, regulations and rules of Chinese mainland may be introduced to impose additional requirements, posing additional challenges to our corporate structure and contractual arrangements. If occurrences of any of these events results in our inability to direct the activities of the VIE in Chinese mainland, our failure to receive the economic benefits from the VIE and/or our inability to claim our contractual rights over the assets of the VIE that conduct substantially all of our operations in Chinese mainland, we may not be able to consolidate their financial results in accordance with U.S. GAAP, which could materially and adversely affect our financial condition and results of operations and cause our ADSs to significantly decline in value or become worthless.

We rely on contractual arrangements with the VIE and its shareholders for our business operations, which may not be as effective as direct ownership in providing operational control.

We have relied and expect to continue to rely on a series of contractual arrangements with the VIE and its shareholders to control and operate business of the VIE. These contractual arrangements are intended to enable us to direct the activities of the VIE that most significantly impact its economic performance and allow us to have the right to receive economic benefits that may be significant to the VIE. See “Item 4. Information of the Company—C. Organizational Structure—Contractual Arrangements with the VIE and Its Shareholders” for more details about these contractual arrangements. The shareholders of the VIE may not act in the best interests of our company or may not perform their obligations set forth in the agreements under the contractual arrangements. If we had equity ownership of the VIE, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of the VIE, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the contractual arrangements, we would rely on legal remedies under the law of Chinese mainland for breach of contract in the event that the VIE and its shareholders did not perform their obligations under the contracts. These legal remedies may not be as effective as equity ownership in providing us with control over the VIE.

Any failure by the VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.

If the VIE or its shareholders fail to perform their respective obligations under the contractual arrangements, we may incur substantial costs and expend substantial resources to enforce our rights. These contractual arrangements are governed by and interpreted in accordance with laws of Chinese mainland, and disputes arising from these contractual arrangements will be resolved through arbitration in Chinese mainland. However, it may be difficult to predict the outcome of arbitration proceedings. There are limited precedents as to how contractual arrangements in the context of a variable interest entity should be interpreted or enforced under laws of Chinese mainland. The ultimate outcome of arbitration may be unpredictable should legal action become necessary. In addition, the arbitration may not grant such injunctive relief or order the winding-up of the VIE pursuant to current laws of Chinese mainland, and that interim remedies or enforcement orders granted by overseas courts such as those of the U.S. and the Cayman Islands may not be recognizable in other countries including China or enforceable under the local laws. These uncertainties could limit our ability to enforce these contractual arrangements. In addition, arbitration awards are final and can only be enforced in Chinese mainland courts through arbitration award recognition proceedings, which could cause additional expenses and delays. In the event we are unable to enforce these contractual arrangements or we experience significant delays or other obstacles in the process of enforcing these contractual arrangements, we may lose the rights to direct the activities of the VIE or the right to receive its economic benefits that may be significant to the VIE. As a result, we may be unable to consolidate the financial results of such entities in our consolidated financial statements, our ability to conduct our business may be negatively affected, and our operations could be severely disrupted, which could materially and adversely affect our results of operations and financial condition.

The interpretation and implementation of the newly enacted Foreign Investment Law is still evolving and may impact the viability of our current corporate structure, corporate governance, business, financial condition, results of operations and prospects.

The National People’s Congress approved the PRC Foreign Investment Law (the “FIL”) on March 15, 2019, effective from January 1, 2020, and the State Council approved the Implementation Rules to the Foreign Investment Law (the “Implementation Regulations”) on December 26, 2019, effective from January 1, 2020, which replaced the trio of existing laws regulating foreign investment in Chinese mainland, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The Supreme People’s Court of China issued a judicial interpretation on the FIL in December 2019, effective from January 1, 2020, to ensure fair and efficient implementation of the FIL. The judicial interpretation clarifies the issues regarding the validity of the investment contract violating the restrictive or prohibitive requirements in the negative list. According to the judicial interpretation, courts in Chinese mainland shall not, among other things, support contracted parties to claim foreign investment contracts in sectors not on the Negative List as void or invalid because the contracts have not been approved or registered by administrative authorities. However, since Chinese mainland judicial and administrative authorities have discretion in interpreting and implementing statutory and contractual terms, any unfavorable outcome of a judicial or administrative proceeding towards our contractual rights could adversely affect our business and our ability to continue our operations. The FIL and Implementation Regulations embody an expected regulatory trend in Chinese mainland to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, its interpretation and implementation are evolving and may change, and failure to take timely and appropriate measures to cope with the regulatory-compliance challenges could result in a material adverse effect on us.

The FIL removes all references to the terms of “de facto control” or “contractual control” as defined in the draft published in 2015 by the Ministry of Commerce (“MOFCOM”). However, the FIL has a catch-all provision under the definition of “foreign investment” which includes investments made by foreign investors in Chinese mainland through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, the State Council may in the future promulgate laws and regulations that deem investments made by foreign investors through contractual arrangements as “foreign investment,” and our contractual arrangements may be subject to and be deemed to violate the market entry requirements in Chinese mainland. The “variable interest entity” structure, or the VIE structure, has been adopted by many Chinese mainland-based companies, including us, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in Chinese mainland. We and our principal shareholders are also subject to pre-reporting requirement from the relevant regulatory authorities for any change of control. See “Item 4. Information of the Company—C. Organizational Structure—Contractual Arrangements with the VIE and Its Shareholders.”

In addition, the FIL further specifies that foreign investments shall be conducted in line with the “negative list” to be issued or approved to be issued by the State Council. Furthermore, the Negative List (2024) provides that, the relevant authorities, in the course of performing their duties pursuant to the law, shall not process matters such as applications for a permit, enterprise registration or other related matters for a proposed investment by a foreign investor which falls within any field set out in the Negative List but does not comply with the requirements thereof; and where approval for a fixed asset investment project is involved, shall not process the related approval matters. According to the Negative List (2024), foreign investors are not allowed to own more than 50% of the equity interests in a value-added telecommunications service provider (except for e-commerce, domestic multi-party communication, storage and forwarding classes and call centers). We rely on certain contractual arrangements with the VIE and its shareholders to conduct substantially all of our operations in Chinese mainland. It is uncertain whether other business we conduct will be subject to the foreign investment restrictions or prohibitions under the then updated “negative list” to be issued. If the then updated “negative list” or the interpretation and implementation of FIL requires companies with existing VIE structure like us to take further actions, we will face uncertainties as to whether any clearance from the relevant government authorities can be timely obtained, or at all. If our contractual arrangements with the VIE are deemed as foreign investment in the future and any business of the VIE is restricted from foreign investment under the then-effective Negative List, we may be deemed to be in violation of the FIL, the contractual arrangements that enable us to direct the activities of the VIE that most significantly impact its economic performance and to have the right to receive economic benefits that may be significant to the VIE may be deemed as invalid and illegal, and we may be required to unwind such contractual arrangements and/or restructure business operations, any of which may have a material adverse effect on business operations. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our corporate structure and our business operations.

The shareholders of the VIE may have actual or potential conflicts of interest with us, which may materially and adversely affect our business, financial condition and results of operations.

The shareholders of the VIE may have actual or potential conflicts of interest with us. These shareholders may breach, or cause the VIE to breach, or refuse to renew, the existing contractual arrangements we have with them and the VIE, which would have a material adverse effect on our contractual rights over the VIE and receive economic benefits from them. For instance, the shareholders may be able to cause our agreements with the VIE to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise any shareholder will act in the best interests of our company or such conflicts will be resolved in our favor. Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company, except that we could exercise our purchase option under the exclusive option agreement with the shareholder to purchase equity interests in the VIE, to the extent permitted under the law of Chinese mainland. If we cannot resolve any conflict of interest or dispute between us and these shareholders, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainties as to the outcome of any such legal proceedings.

The contractual arrangements among our WFOE, the VIE and its shareholders may be subject to scrutiny by the Chinese mainland tax authorities and if we or the VIE is deemed as owing additional taxes, it could substantially reduce our consolidated net income and the value of your investment.

Pursuant to applicable laws and regulations of Chinese mainland, arrangements and transactions among related parties may be subject to challenge by Chinese mainland tax authorities in accordance with applicable laws and regulations. We may be subject to adverse tax consequences if the Chinese mainland tax authorities determine that the contractual arrangements among our WFOE, the VIE and its shareholders are not on an arm’s length basis and therefore constitute favorable transfer pricing. As a result, the Chinese mainland tax authorities could require that the VIE adjust its taxable income upward for Chinese mainland tax purposes. Such an adjustment could increase the VIE’s tax expenses without reducing the tax expenses of our WFOE, subject the VIE to late payment fees and other penalties for under-payment of taxes, and result in the loss of any preferential tax treatment our WFOE may have. As a result, our consolidated results of operations may be adversely affected.

We are subject to changing laws and regulations regarding regulatory matters, corporate governance and public disclosure that may increase both our costs and the risk of non-compliance.

We are subject to rules and regulations by various regulatory authorities in Chinese mainland and the Cayman Islands, and to new and evolving regulatory measures under applicable law. Our efforts to comply with new and changing laws and regulations have resulted in and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

Moreover, because these laws, regulations and standards are subject to varying interpretations, their application in practice may evolve over time as new guidance becomes available. This evolution may result in uncertainty regarding compliance matters and additional costs necessitated by ongoing revisions to disclosure and governance practices. If we fail to address and comply with these regulations and any subsequent changes, we may be subject to penalty and our business may be harmed.

If our Chinese mainland subsidiary or the VIE becomes the subject of a bankruptcy or liquidation proceeding, we may lose the ability to use and enjoy some of our key assets, which could reduce the size of our operations and materially and adversely affect our business, our ability to generate revenue and the market price of our ADSs.

The VIE holds assets that are material to our business operations. Under our contractual arrangements, the shareholders of the VIE may not voluntarily liquidate the VIE or approve the VIE to engage in any transaction that may affect the VIE’s assets, business, rights of operations or income in any manner without our prior consent. However, in the event that the shareholders breach this obligation and voluntarily liquidate the VIE, or the VIE declare bankruptcy, or all or part of their assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our operations, which could materially and adversely affect our business, financial condition and results of operations. Furthermore, if the VIE or its subsidiaries undergo a voluntary or involuntary liquidation proceeding, its shareholders or unrelated third-party creditors may claim rights to some or all of its assets, hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

Risks Related to Doing Business in Chinese Mainland

There may be changes from time to time in the interpretation and application of the laws of Chinese mainland, and any failure to comply with laws and regulations could have a material adverse effect on our business, results of operations, financial condition and the value of our ADSs.

We conduct our business through our WFOE and the Affiliated Entities. Our operations in Chinese mainland are governed by laws and regulations of Chinese mainland. The legal system of Chinese mainland is based on written statutes. Although court decisions may be cited for reference, they may have limited precedent value in certain areas. Many laws, regulations and legal requirements are relatively new and may change from time to time. The PRC legal system is evolving quickly. Uncertainties may arise in the interpretation and enforcement of relevant laws and regulations. New laws and regulations may be promulgated and existing laws and regulations, as well as the interpretation and enforcement thereof, may change quickly. Laws and regulations concerning our industry and operations may continue to develop and change from time to time with little advance notice. Although we take measures to comply with the laws and regulations applicable to our business, there is no assurance that we will always be able to comply with new laws and regulations in a timely manner.

From time to time, we may have to resort to administrative and court proceedings to enforce the legal protection that we enjoy either by law or contract. However, administrative and court proceedings may be protracted, resulting in substantial costs and diversion of our resources and management attention, and we cannot predict the outcome of administrative and court proceedings. Since administrative and court authorities retain discretion in interpreting and implementing statutory and contractual terms, it may be difficult to predict the outcome of administrative and court proceedings and the level of legal protection that we may enjoy. These uncertainties may impede our ability to enforce the contracts we have entered into and could materially and adversely affect our business and results of operations.

The PRC government’s significant oversight and discretion over our business operations could result in a material adverse change in our operations and the value of our ADSs.

The PRC government has significant oversight and discretion over the conduct of our business, and may influence or intervene our operations at any time, which could result in a material adverse change in our operation and/or the value of our ADSs. In addition, implementation of industry-wide regulations directly targeting our operations could also cause the value of our securities to significantly decline or become worthless. Also, the PRC government has exerted more oversight and control over offerings that are conducted overseas and/or foreign investment in Chinese mainland-based issuers like us, and has implemented, and may continue to implement, relevant regulatory requirements. For details of the associated risks, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Chinese mainland—The filing with and reporting to the CSRC will be required in connection with our capital raising activities and occurrences of other specific events, and we cannot assure you that we will be able to make such filing or reporting in a timely manner or at all, in which case we may face regulatory sanctions for failure to make such filing or reporting.” Any such action or our failure to meet such requirements could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or become worthless.

Changes in economic, political, social conditions or government policies of the countries or jurisdictions in which we operate could have a material adverse effect on our business, results of operations, financial condition.

All of our revenue is sourced from Chinese mainland. Accordingly, our results of operations, financial condition and prospects are influenced by economic, political and legal developments in Chinese mainland. Any changes or developments in economic conditions in Chinese mainland, in the policies of the PRC government or in the laws and regulations of Chinese mainland could have an adverse effect on the overall economic growth of Chinese mainland. Any adverse developments in the overall economic growth may have a material and adverse effect on our business and operating results, lead to a reduction in demand for our services and adversely affect our competitive position. For example, our financial condition and results of operations may be adversely affected by regulations over capital investments or changes in tax regulations. Any prolonged slowdown in the overall economy of the jurisdictions in which we operate may reduce the demand for our services and affect our business and operating results.

The filing with and reporting to the CSRC will be required in connection with our capital raising activities and occurrences of other specific events, and we cannot assure you that we will be able to make such filing or reporting in a timely manner or at all, in which case we may face regulatory sanctions for failure to make such filing or reporting.

On July 6, 2021, the General Office of the State Council of the PRC, together with another regulatory authority, jointly promulgated the Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law, which calls for enhanced administration and supervision of overseas-listed China-based companies, proposes to revise the relevant regulation governing the overseas issuance and listing of shares by such companies, and clarifies the responsibilities of competent domestic industry regulators and government authorities.

Moreover, on February 17, 2023, the CSRC, as approved by the State Council, released a new filing-based regime to regulate overseas offerings and listings by domestic companies. The new filing rules consist of the Trial Measures for Administration of Overseas Securities Offerings and Listings by Domestic Companies (the “Trial Measures”) and several interpretive guidelines (collectively, the “CSRC Filing Rules”), which came into effect on March 31, 2023. Under the CSRC Filing Rules, a filing-based regulatory system shall be applied to “indirect overseas offerings and listings” of PRC domestic companies. Pursuant to the CSRC Filing Rules, if the issuer meets either of the following conditions, its securities offerings and listing will be deemed as an “indirect overseas offering and listing by a PRC domestic company” and is therefore subject to the filing requirements: (1) any of the revenues, profits, total assets or net assets of the issuer’s Chinese operating entities in the most recent financial year accounts for more than 50% of the corresponding data in the issuer’s audited consolidated financial statements for the same period; and (2) the key link of its business operations are conducted in Chinese mainland or its principal place of business is located in the Chinese mainland, or the majority of senior management in charge of business operations are Chinese citizens or have domicile in the PRC. The CSRC Filing Rules state that, any post-listing follow-on offering by an issuer in the same overseas market where it has previously offered and listed securities, including issuance of shares, convertible notes and other similar securities, shall be subject to filing requirement within three business days after the completion of the offering, and if the subsequent offering is conducted in other overseas markets, it shall be filed with the CSRC within three working days after the applications for such offerings are submitted. Therefore, any of our future offering and listing of our securities in an overseas market will be subject to the filing requirements under the CSRC Filing Rules. In addition, we are required to submit a report to CSRC after the occurrence and public disclosure of the following material events: (1) change of control; (2) investigations or sanctions imposed by overseas securities regulatory agencies or other relevant competent authorities; (3) change of listing status or transfer of listing segment and (4) voluntary or mandatory delisting. If we fail to complete the filing or reporting procedures with the CSRC as required, we may face sanctions by the CSRC, which may include orders for correction, warnings and fines. Any adverse regulatory actions or sanctions could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of the ADSs.

On February 24, 2023, the CSRC, together with other relevant government authorities, issued the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies (the “Archives Rules”), which became effective on March 31, 2023. According to the Archives Rules, domestic Chinese mainland companies, whether offering and listing securities overseas directly or indirectly, must strictly abide the applicable laws and regulations when providing or publicly disclosing, either directly or through their overseas listed entities, documents and materials to securities companies, securities services providers such as accounting firms, or overseas regulators in the process of their overseas offering and listing. If such documents or materials contain any state secrets or government authorities work secrets, domestic companies must obtain the approval from competent governmental authorities according to the applicable laws, and file with the secrecy administrative department at the same level with the approving governmental authority. Furthermore, the Archives Rules also provides that securities companies and securities service providers shall also fulfill the applicable legal procedures when providing overseas regulatory institutions and other relevant institutions and individuals with documents or materials containing any state secrets or government authorities work secrets or other documents or materials that, if divulged, will jeopardize national security or public interest. For more details of the laws and regulations, see “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on M&A and overseas listings.”

In addition, we cannot assure you that any new rules or regulations promulgated in the future will not impose additional requirements on us. If it is determined in the future that any additional approvals and filings from the CSRC or other regulatory authorities or other procedures are required for our future capital raising activities, it is uncertain whether we would be able to complete all the requirements, to the extent that we may be subsequently required by the relevant regulatory authorities, in a timely manner, or at all. Any failure to complete or delay in completing such procedures for our future capital raising activities or occurrences of specific events mentioned above as required under the CSRC Filing Rules and other relevant laws and regulations, would subject us to sanctions by the CSRC or other PRC regulatory authorities, which could materially and adversely affect our business, results of operations, financial condition and prospects, as well as the trading price of the ADSs. Accordingly, the value of your investment may be materially and adversely affected or become worthless.

Recent greater oversight by the CAC over data security could materially affect our ability in capital raising activities, which could materially and adversely affect our business and the value of your investment.

The regulatory and enforcement regime of Chinese mainland with regard to data security and data protection is evolving and may be subject to certain updates and changes. Moreover, different Chinese mainland regulatory bodies, including the SCNPC, the MIIT, the CAC, the MPS and the SAMR, have enforced data privacy and protections laws and regulations with varying standards and applications.

On December 28, 2021, the CAC, together with other relevant administrative departments, jointly promulgated the Cybersecurity Review Measures, which took effect on February 15, 2022. According to the Cybersecurity Review Measures, an internet platform operator who possesses personal information of more than one million users shall apply for a cybersecurity review before listing in a foreign country, and the relevant government authorities may initiate a cybersecurity review if they consider relevant network products or services affect or data processing activities may affect national security.

The PRC government authorities also further enhanced the supervision and regulation of cross-border data transmission. On July 7, 2022, the CAC promulgated the Measures for the Security Assessment of Cross-Border Transfer of Data, which took effect on September 1, 2022. On March 22, 2024, the CAC promulgated the Provisions on Promoting and Regulating Cross-border Data Flow, which took effect on the same date. These regulations aim to regulate cross-border transfers of data, requiring among other things, that data processors must apply to the national cyberspace department for data security assessment through the provincial-level cyberspace administration authority: (i) outbound transfer of important data by a data processor, (ii) outbound transfer of personal information by a critical information infrastructure operator; (iii) outbound transfer of personal information by a personal information processor who has made outbound transfers of the personal information (excluding sensitive personal information) of 1,000,000 people cumulatively or the sensitive personal information of 10,000 people cumulatively since January 1 of the current year, and (iv) other circumstances where an application for the security assessment for an outbound data transfer is required as prescribed by the national cyberspace administration authority. In addition, the Provisions on Promoting and Regulating Cross-border Data Flow provides certain exemptions for obligations in connection with cross-border data transfer, including the obligations for declaring data security assessment, executing a standard contract for provisions of personal information abroad or being certified for personal information protection.

As a network platform operator who possesses personal information of more than one million users for purposes of the Cybersecurity Review Measures, we have applied for and completed a cybersecurity review with respect to our overseas listing pursuant to the Cybersecurity Review Measures. Further, we have not been subject to any penalties, fines, suspensions, investigations from any competent authorities for violation of the existing regulations and policies by the CAC regarding the Cybersecurity Review as of the date of this annual report. However, the interpretation and implementation of existing measures is still evolving and the Chinese mainland regulatory agencies, including the CAC, may further adopt new laws, regulations, rules, or detailed implementation and interpretation related to the above-mentioned measures, which may have a material adverse impact on our future capital raising activities.

Although we have not received any regulatory notice that identifies us as a Critical Information Infrastructure Operator (the “CIIO”) from any PRC governmental authority, we cannot rule out the possibility that we, or certain of our customers or suppliers, may be deemed as a CIIO. If we are deemed as a CIIO, our purchases of network products or services, if deemed to be affecting or may affect national security, will need to be subject to a cybersecurity review, before we can enter into agreements with relevant customers or suppliers, and before the conclusion of such procedures, these customers will not be allowed to use our offerings or services, and we are not allowed to purchase products or services from our suppliers. In addition, we cannot rule out the possibility that we may be further notified for cybersecurity review by the CAC under its administration in accordance with its functions and powers in the future, if our network products or services or data processing activities were regarded by CAC at its discretion as having impact or potential impact to national security. If it is determined that we are required to undergo a cybersecurity review by the CAC or obtain permissions or approvals from the CAC for any reasons, including due to changes in applicable laws, regulations, or interpretations, we will take any and all necessary actions to be compliant with the then effective rules and regulations. In that case, if we are unable to clear the review, obtain permission or approval from the CAC, as then applicable, in a timely manner, or at all, we may be subject to government enforcement actions and investigations, fines, penalties, or suspension of our noncompliant operations, among other sanctions, which could materially and adversely affect our business and results of operations, and our ordinary shares and ADSs may decline in value or become worthless.

The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct future inspections over our auditor could deprive our investors with the benefits of such inspections.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor is located in Chinese mainland, a jurisdiction where the PCAOB was historically unable to conduct inspections and investigations completely before 2022. The inability of the PCAOB to conduct inspections of auditors in China in the past made it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that have been subject to the PCAOB inspections. On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in Chinese mainland and Hong Kong in 2022. However, if the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in Chinese mainland and Hong Kong, and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we and investors in our ADSs would be deprived of the benefits of such PCAOB inspections, which could cause investors and potential investors in the ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Our ADSs will be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Pursuant to the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares and ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

On December 2, 2021, the SEC adopted final amendments to its rules implementing the HFCAA, which include requirements to disclose information, including the auditor name and location, the percentage of shares of the issuer owned by governmental entities, whether governmental entities in the applicable foreign jurisdiction with respect to the auditor has a controlling financial interest with respect to the issuer, the name of each official of the Chinese Communist Party who is a member of the board of the issuer, and whether the articles of incorporation of the issuer contains any charter of the Chinese Communist Party. These amendments also establish procedures the SEC will follow in identifying issuers and prohibiting trading by certain issuers under the HFCAA.

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in Chinese mainland and Hong Kong.

In August 2022, the PCAOB, the CSRC and the Ministry of Finance of the PRC signed the Statement of Protocol, which established a specific and accountable framework for the PCAOB to conduct inspections and investigations of PCAOB-governed accounting firms in Chinese mainland and Hong Kong.

On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in Chinese mainland and Hong Kong completely in 2022. The PCAOB Board vacated its previous 2021 determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in Chinese mainland and Hong Kong.

On May 10, 2023, the chair of PCAOB made an announcement after releasing inspection reports for two firms inspected in 2022, including our auditor, indicating that both reports show unacceptable rates of deficiencies and the deficiencies identified at the firms in Chinese mainland and Hong Kong are consistent with the types and number of findings the PCAOB has encountered in other first-time inspections around the world. The PCAOB allows the two firms to remediate these deficiencies within one year, or otherwise will make their quality control deficiencies public. Furthermore, where appropriate, PCAOB inspectors will refer inspection findings to its enforcement team for possible action. If violations are found, its enforcement staff will not hesitate to recommend sanctions, including imposing significant money penalties and barring bad actors from performing future audits.

Whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in Chinese mainland and Hong Kong is subject to uncertainties and depends on a number of factors out of our and our auditor’s control. The PCAOB continues to demand complete access in Chinese mainland and Hong Kong moving forward and is making plans to resume regular inspections in early 2023 and beyond, as well as to continue pursuing ongoing investigations and initiate new investigations as needed. The PCAOB has also indicated that it will act immediately to consider the need to issue new determinations with the HFCAA if needed. If the PCAOB is unable to inspect and investigate completely registered public accounting firms located in the PRC in 2023 and beyond, or if we fail to, among others, meet the PCAOB’s requirements, including retaining a registered public accounting firm that the PCAOB determines it is able to inspect and investigate completely, we will be identified as a “Commission-identified Issuer,” and upon two consecutive years of non-inspection under the HFCAA, the ADSs will be delisted from the Nasdaq and our shares and ADSs will not be permitted for trading over the counter either. If our shares and ADSs are prohibited from trading in the United States, we cannot assure you that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. Such a prohibition would substantially impair your ability to sell or purchase the ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of the ADSs. Moreover, the HFCAA or other efforts to increase U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, and the market price of the ADSs could be adversely affected. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition and prospects.

Increases in labor costs in Chinese mainland may adversely affect our business and results of operations.

The overall economy and the average wage in Chinese mainland have increased in recent years and are expected to continue to grow. The average wage level for our employees has also increased in recent years. We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to pass on these increased labor costs to our consumers by increasing prices for our services, our profitability and results of operations may be materially and adversely affected.

In addition, we have been subject to stricter regulatory requirements in terms of entering labor contracts with our employees and paying various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance and childbearing insurance to designated government agencies for the benefit of our employees. As the labor-related laws and regulations may be subject to future amendments and the interpretation and implementation thereof is subject to change, we cannot assure you that our employment practice does not and will not violate labor-related laws and regulations in Chinese mainland, which may subject us to labor disputes or government investigations. If we are deemed to have violated relevant labor-related laws and regulations, we could be required to provide additional compensation to our employees and our business, financial condition and results of operations may be materially and adversely affected.

Recent litigation and negative publicity surrounding Chinese mainland-based companies listed in the United States may negatively impact the trading price of our ADSs.

We believe that recent litigation and negative publicity surrounding companies with operations in Chinese mainland that are listed in the United States have negatively impacted the stock prices of these companies. Certain politicians in the United States have publicly warned investors to shun Chinese mainland-based companies listed in the United States. The SEC and the PCAOB, also issued a joint statement on April 21, 2020, reiterating the disclosure, financial reporting and other risks involved in the investments in companies that are based in emerging markets as well as the limited remedies available to investors who may take legal action against such companies. Furthermore, various equity-based research organizations have recently published reports on Chinese mainland-based companies after examining their corporate governance practices, related party transactions, sales practices and financial statements, and these reports have led to special investigations and listing suspensions on U.S. national exchanges. Any similar scrutiny on us, regardless of its lack of merit, could cause the market price of our ADSs to fall, divert management resources and energy, cause us to incur expenses in defending ourselves against rumors, and increase the premiums we pay for director and officer insurance.

The political landscape in the United States as well as the heightened geopolitical uncertainty could affect the U.S. government’s attitude towards China and cause uncertainty to Chinese companies listed on the U.S. stock exchanges, including by discouraging investments in securities issued by China-based issuers. In particular, it has been reported that the U.S. administration may impose further restrictions or prohibitions on China-based issuers, including on trading of Chinese securities, as well as the potential threat of removing Chinese companies from U.S. stock exchanges. Investor concerns and any threat, or perceived threat, of being delisted would have a negative impact on the price of our ADSs and may also materially adversely affect the value and trading of the securities of China-based companies, including us.

Fluctuations in exchange rates may have a material adverse effect on your investment.

The conversion of RMB into foreign currencies, including U.S. dollars, is based on rates set by the PBOC. It is difficult to predict how market forces or government policies may impact the exchange rate between the RMB and the U.S. dollar or other currencies in the future. The value of RMB against the U.S. dollar and other currencies is affected by changes in political and economic conditions and foreign exchange policies of Chinese mainland, among other things. We cannot assure you that RMB will not appreciate or depreciate significantly in value against the U.S. dollar in the future. Any significant appreciation or depreciation of RMB may materially and adversely affect our revenue, earnings and financial position, and the value of, and any dividends payable on, our shares or ADSs. For example, to the extent that we need to convert U.S. dollars we receive into RMB to pay our operating expenses, appreciation of RMB against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, a significant depreciation of RMB against the U.S. dollar may significantly reduce the U.S. dollar equivalent of our earnings, which in turn could adversely affect the price of our ADSs.

As of the date of this annual report, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges is limited and we may not be able to adequately hedge our exposure or at all. As a result, fluctuations in exchange rates may have a material adverse effect on your investment. In addition, our currency exchange losses may be magnified by foreign exchange regulations of Chinese mainland that restrict our ability to convert RMB into foreign currency.

Substantially all of our revenue and expenditures were denominated in Renminbi, while the net proceeds from our initial public offering will be in U.S. dollars. Fluctuations in the exchange rate between the Renminbi and the U.S. dollar will affect the relative purchasing power in Renminbi terms of the proceeds from our initial public offering. Fluctuations in the exchange rate may also cause us to incur foreign exchange losses and affect the relative value of any dividend issued by our subsidiaries.

Governmental control of currency conversion may limit our ability to utilize our revenue effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of Chinese mainland. We receive substantially all of our revenue in Renminbi. Under our current corporate structure, our Cayman Islands holding company primarily relies on dividend payments from our Chinese mainland subsidiary to fund any cash and financing requirements we may have. Under existing laws and regulations of Chinese mainland, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of the SAFE, by complying with certain procedural requirements. Specifically, under the existing foreign exchange laws, without prior approval of SAFE, cash generated from the operations of our Chinese mainland subsidiary may be used to pay dividends to our company. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of Chinese mainland to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval or registration to use cash generated from the operations of our Chinese mainland subsidiary and the VIE to pay off their respective debt in Renminbi or a currency other than Renminbi owed to entities outside Chinese mainland, or to make other capital expenditure payments outside Chinese mainland in a currency other than Renminbi.

The PRC government has imposed regulations that may further increase the scrutiny of major outbound capital movement including overseas direct investment in accordance with applicable laws and regulations. Certain restrictions and substantial vetting process are put in place by SAFE to regulate cross-border transactions falling under the capital account. If any of our shareholders regulated by such policies fails to satisfy the applicable overseas direct investment filing or approval requirement timely or at all, it may be subject to penalties from the relevant Chinese mainland authorities in accordance with applicable laws and regulations. The PRC government may exert further discretion in accordance with applicable laws and regulations and restrict access in the future to foreign currencies for current account transactions. If the foreign exchange administration system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders. As of the date of this annual report, there is no equivalent or similar restriction or limitation in Hong Kong on convertibility of Hong Kong dollars into foreign currencies, or cash or assets transfers in, or out of, our Hong Kong entity. However, if restrictions or limitations were to become applicable on convertibility of Hong Kong dollars into foreign currencies or to cash or assets transfers in and out of our Hong Kong entity in the future, the funds or assets in our Hong Kong entity may not be available to fund operations or for other use outside of Hong Kong.

Our operations depend on the performance of the internet infrastructure and telecommunications networks in Chinese mainland.

Our operations depend on the performance of the internet infrastructure and telecommunications networks in Chinese mainland. Any significant disruptions to or failures of these networks could have an adverse effect on our business and results of operations. Heavy traffic, service outages, or other performance issues with internet infrastructure could degrade the accessibility, speed, and stability of our platform and services. Our operations also rely on major Chinese telecommunications operators for network services and connectivity. If we experience interruptions to network services provided by these operators, it could negatively impact our ability to operate our platform and provide services to consumers. We actively monitor network performance and traffic demands to identify and address potential issues, but there is no guarantee of uninterrupted up-time or seamless service, particularly as we continue to expand into new regions of Chinese mainland. Our operations ultimately depend on the continued development and functioning of Chinese mainland’s internet infrastructure, and significant investments may be needed to keep up with increasing demands and ensure the high performance, scalability, and reliability of our platform.

The tension in international trade and rising political tension may adversely impact our business, results of operations, financial condition and prospects.

The tension in international trade and rising political tension may adversely impact our business, results of operations, financial condition and prospects. These frictions may increase costs for certain technology and components critical to our business, complicate cross-border data flows and services, and pose risks to global supply chains. A prolonged trend toward economic nationalism may also broadly dampen growth in the global economy, undermining business investment and demand for our products and services. Specifically, our ability to operate and expand depends on stable global political and economic conditions. Any disruptions to the international relations could slow down the overall economy and introduce regulatory and operational uncertainties to our business. Changes in the global political and economic environment could pose strategic, operational and economic risks that may have a material adverse effect on our operations.

In early 2025, the United States has proposed to impose multiple rounds of tariffs on a wide range of goods imported from multiple countries, including China, and China has responded with retaliatory tariffs. Since February 2025, the U.S. administration has proposed to increase the reciprocal tariff level for imported Chinese goods to 125% and additional tariff increase could be imposed as the trade tension between the two countries continues to heighten. On April 9, 2025, China has responded by hiking its levies on U.S. imports to 84% from 34%. Historically, tariffs have led to increased trade and political tensions, between the U.S. and China, as well as between the U.S. and other countries. Furthermore, the implementation of broader baseline tariffs by the U.S. has broadly disrupted global supply chains. These escalating tariff measures and a prolonged trend toward economic nationalism increase costs for critical technology and hardware components, complicate cross-border data flows, and dampen overall economic growth. This macroeconomic pressure could ultimately undermine business investment, reduce consumer disposable income, and weaken the demand for our products and services.

Additionally, the U.S. government has increasingly utilized export controls, investment restrictions, and economic sanctions targeting the technology, semiconductor, and artificial intelligence sectors in Chinese mainland. The scope of these targeted sanctions has expanded significantly. For instance, regulatory scrutiny related to data, algorithms, and artificial intelligence is intensifying in the United States. Initiatives such as the U.S. Outbound Investment Security Program and the National Defense Authorization Act for Fiscal Year 2026 have introduced, or may introduce, additional restrictions, disclosure obligations, and compliance requirements. These developments increasingly affect data usage, cross-border data flows, algorithmic systems, and artificial intelligence technologies. Such U.S. legal and regulatory developments could restrict our operations, increase our compliance costs, limit our access to critical technology, capital, or markets, or require us to substantially modify our data governance, algorithm design, and business practices, any of which may materially and adversely affect our business.

Furthermore, our ability to operate and expand depends on stable global economic conditions, which are increasingly threatened by regional conflicts including the ongoing Russia-Ukraine conflict. The recent intensification of hostilities in the Middle East in early 2026 has introduced severe volatility into global supply chains and energy markets. Disruptions in critical maritime shipping corridors have led to surging transportation costs, delayed global shipments of technology components, and heightened global inflation. The Russia-Ukraine conflict has also contributed to prolonged volatility in energy and commodity prices and continued inflationary pressures worldwide. Economic conditions in the jurisdictions where we operate are highly sensitive to changes in global economic conditions, domestic economic and political policies, as well as fluctuations in market expectations regarding overall economic growth. We cannot assure you that any of the foregoing events will not materially and adversely affect our business, results of operations and financial condition.

The M&A Rules and certain other regulations of Chinese mainland establish requirements and conditions for some acquisitions of Chinese mainland companies by foreign investors, which could affect our pursuit of growth through acquisitions.

On August 8, 2006, six Chinese mainland regulatory authorities, including the MOFCOM, and other government authorities jointly issued the M&A Rules which was effective as of September 8, 2006, and amended on June 22, 2009. The M&A Rules, and other recently adopted regulations and rules concerning mergers and acquisitions established specific procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex. For example, the M&A Rules require that MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a domestic enterprise in Chinese mainland, if any important industry is concerned, such transaction involves factors that impact or may impact national economic security, or such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or Chinese mainland time-honored brand. If such change-of-control transaction does cause or may cause a significant impact on national economic security and fails to be reported to the MOFCOM, the MOFCOM may, together with relevant government authorities, require relevant parties to terminate such transaction or take other effective measures, such as transferring related equity and assets, to eliminate the impact of such transaction on national economic security. Moreover, the Anti-monopoly Law of the PRC promulgated by the SCNPC effective in August 2008 and most recently amended on June 24, 2022, which increases the fines for illegal concentration of business operators to no more than ten percent of its last year’s sales revenue if the concentration of business operator has or may have an effect of excluding or limiting competitions, or a fine of up to RMB5 million if the concentration of business operator does not have an effect of excluding or limiting competition. It also provides that the relevant authorities shall investigate a transaction where there is any evidence that the concentration has or may have the effect of eliminating or restricting competitions, even if such concentration does not reach the filing threshold.

In addition, in 2011, the General Office of the State Council promulgated a Notice on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, also known as Circular 6, which officially established a security review system for mergers and acquisitions of domestic enterprises by foreign investors. Further, MOFCOM promulgated the Regulations on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors, effective in September 2011, to implement Circular 6. Under Circular 6, a security review is required for mergers and acquisitions by foreign investors having “national defense and security” concerns and mergers and acquisitions by which foreign investors may acquire the “de facto control” of domestic enterprises with “national security” concerns. Under the foregoing MOFCOM regulations, MOFCOM will focus on the substance and actual impact of the transaction when deciding whether a specific merger or acquisition is subject to security review. If MOFCOM decides that a specific merger or acquisition is subject to a security review, it will submit it to the Inter-Ministerial Panel, an authority established under Circular 6 led by the National Development and Reform Commission, or NDRC, and MOFCOM under the leadership of the State Council, to carry out security review. The regulations prohibit foreign investors from bypassing the security review by structuring transactions through holding shares on behalf of others, trusts, reinvestment at multiple levels, leases, loans, control through contractual arrangements or offshore transactions. There is no explicit provision or official interpretation stating that the merging or acquisition of a company engaged in the internet insurance business or internet content business requires security review, and there is no requirement that acquisitions completed prior to the promulgation of the Circular 6 are subject to MOFCOM review.

On December 19, 2020, the NDRC and MOFCOM jointly promulgated the Measures on the Security Review of Foreign Investment, effective on January 18, 2021, setting forth provisions concerning the security review mechanism on foreign investment, including the types of investments subject to review, review scopes and procedures, among others. The Office of the Working Mechanism of the Security Review of Foreign Investment, or the Office of the Working Mechanism, is established under NDRC, who will lead the task together with MOFCOM. Foreign investor or relevant parties in Chinese mainland must declare the security review to the Office of the Working Mechanism prior to the investments in, among other industries, important cultural products and services, important information technology and internet products and services, important financial services, key technologies and other important fields relating to national security, and obtain control in the target enterprise. If the relevant parties implement such investments without making declaration, the Office of the Working Mechanism may require such parties to declare the security review within a time limit, order the disposal of equity or assets, or take other necessary measures to restore the status quo and eliminate the impact on national security. It is unclear whether our business would be deemed to be in an industry that raises national defense and security or national security concerns. However, MOFCOM or other government agencies may publish explanations in the future determining that our business is in an industry subject to the security review, in which case our future acquisitions in Chinese mainland, including those by way of entering into contractual control arrangements with target entities, may be closely scrutinized or prohibited.

On February 7, 2021, the Anti-Monopoly Committee of the PRC State Council published the Anti Monopoly Guidelines for the Internet Platform Economy Sector, which intends to regulate abuse of a dominant position and other anti-competitive practices by online platform operators and the related service providers on online platforms. It also stipulates that any concentration of undertakings involving variable interest entities shall fall within the scope of anti-monopoly review. If a concentration of undertakings meets the thresholds for clearance under the applicable laws, an internet platform operator shall report such concentration of undertakings to the anti-monopoly law enforcement agency under the PRC State Council in advance.

In the future, we may grow our business by acquiring complementary businesses. If we fail to fully comply with the requirements of the above-mentioned regulations and other relevant rules and any required approval processes in a timely manner, it may delay the process or inhibit our ability to complete such transactions. We may be subject to penalty including but not limited to a fine if we fail to comply with such requirements.

Chinese mainland regulation of loans to and direct investment in Chinese mainland entities by offshore holding companies may delay us from using the proceeds of our initial public offering to make loans or additional capital contributions to our Chinese mainland subsidiary, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

According to the Guidelines on Foreign Exchange Business under Capital Account (2024 Edition) issued by the SAFE, which came into effect on May 6, 2024, the funds raised by domestic companies through overseas offerings should be repatriated to the Chinese mainland in a timely manner, either in RMB or in foreign currency. Any funds we transfer to our Chinese mainland subsidiary, either as a shareholder loan or as an increase in registered capital, as well as any loans we provide to the VIE, are subject to approval by or registration with relevant government authorities in Chinese mainland. According to the relevant Chinese mainland regulations on foreign-invested enterprises, or FIEs, in Chinese mainland, capital contributions to our Chinese mainland subsidiary is subject to the registration with the SAMR, or its local counterpart, reporting of foreign investment information with the MOFCOM and registration with a local bank authorized by SAFE.

SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or SAFE Circular 19, effective on June 1, 2015 and amended on December 30, 2019 and March 23, 2023. SAFE Circular 19 launched a nationwide reform of the administration of the settlement of the foreign exchange capitals of foreign-invested enterprises by allowing foreign-invested enterprises to settle their foreign exchange capital at their discretion. SAFE further promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16, effective on June 9, 2016 and amended on December 4, 2023, which reiterates some of the rules set forth in SAFE Circular 19. On September 12, 2025, the SAFE further issued the Circular on Matters Concerning Furthering Reform of Foreign Exchange Administration in Cross-Border Investment and Financing, or the SAFE Circular 43, to further enhance the facilitation of cross-border investment and financing. Pursuant to SAFE Circular 19, SAFE Circular 16 and SAFE Circular 43, the utilization of foreign exchange funds under the capital account by domestic enterprises (including foreign exchange capital and foreign debt funds) and the RMB funds derived from the settlement thereof shall adhere to the principles of authenticity and self-use, and such funds shall not be used: (i) directly or indirectly, for expenditures prohibited by PRC laws and regulations; (ii) directly or indirectly, for securities investment or other investment and wealth management activities (except for wealth management products with a qualified risk rating and structural deposits); and (iii) for extending loans to non-affiliated enterprises (except where expressly permitted by the business scope). Where contractual arrangements exist between domestic enterprises and other parties regarding the scope of utilization of foreign exchange funds under the capital account, the use of relevant funds shall not exceed the scope stipulated in such contracts. Enterprises may freely elect to utilize their foreign exchange funds under either the payment-based settlement or voluntary settlement mechanism. Violations of such SAFE Circulars could result in administrative penalties. Such SAFE Circulars may limit our ability to transfer any foreign currency we hold, including the net proceeds from our initial public offering to our Chinese mainland subsidiaries, which may adversely affect our liquidity and our ability to fund and expand our business in Chinese mainland. On October 23, 2019, SAFE promulgated the Circular of the State Administration of Foreign Exchange on Further Promoting the Facilitation of Cross-border Trade and Investment, or the SAFE Circular 28, which was recently amended on December 4, 2023. SAFE Circular 28 permits non-investment FIEs to use their capital funds to make equity investments in Chinese mainland, with genuine investment projects and in compliance with effective foreign investment restrictions and other applicable laws.

In addition, (i) any foreign loan procured by our Chinese mainland subsidiary is required to be registered with the SAFE or its local branches and (ii) any of our Chinese mainland subsidiary may not procure loans that exceed the statutory limits, which is either the difference between its registered capital and the total investment amount or a multiple of its net assets in the previous year. Any medium or long-term loan to be provided by us to our Chinese mainland subsidiary or VIE must be registered with the NDRC and SAFE or its local branches. We may not be able to obtain these government approvals or complete such registrations in a timely manner, or at all, with respect to future capital contributions or foreign loans by us to our Chinese mainland subsidiary. If we fail to receive such approvals or complete such registration or filing, our ability to use the proceeds of our initial public offering to capitalize our Chinese mainland operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business. As of the date of this annual report, there is no equivalent or similar restriction or limitation in Hong Kong on cash or assets transfers in, or out of, our Hong Kong entity. However, if restrictions or limitations were to become applicable on assets transfers in and out of our Hong Kong entity in the future, the funds or assets in our Hong Kong entity may not be available to fund operations or for other use outside of Hong Kong.

Discontinuation of any of the preferential tax treatments, governmental grants or imposition of any additional taxes could adversely affect our financial condition and results of operations.

The amended Enterprise Income Tax Law and its implementation rules permit certain “high and new technology enterprises strongly supported by the state” (“HNTEs”), which hold independent ownership of core intellectual property to enjoy a preferential enterprise income tax rate of 15% subject to certain qualification criteria. All of these statuses are subject to review and renewal, with HNTEs to be renewed every three years. Currently, Yuanbao Shuke (Beijing) Technology Co., Ltd. and Yuanbao Kechuang (Beijing) Technology Co., Ltd. are eligible for preferential tax treatments, which are recognized as HNTEs. In addition, Yuanbao Kechuang (Beijing) Technology Co., Ltd. was also granted the SE status in 2024 and 2025 and is expected to be entitled to an income tax exemption for 2025. However, if any of these entities fails to pass the review by, and filing with, the relevant tax authorities to be qualified as a HNTE or SE, such company will no longer enjoy the corresponding preferential tax treatment described above.

Any preferential policies formulated in violation of laws and regulations for fiscal expenditures linked with tax or non-tax income to be paid by enterprises and their investors (or managers), including refund after collection, false income or expense items, financial incentives or subsidies, and reduction or exemption of land transfer income through payment on behalf or subsidy maybe canceled. If any of local government subsidy above were to be canceled, we will no longer enjoy the corresponding preferential tax treatment aforesaid.

We may rely to a significant extent on dividends and other distributions on equity paid by our Chinese mainland subsidiary to fund any cash and financing requirements we may have. Any limitation on the ability of our Chinese mainland subsidiary to pay dividends to us could have a material adverse effect on our ability to conduct our business.

We are a holding company and conduct all of our business through our Chinese mainland subsidiary and the VIE. We may rely to a significant extent on dividends and other distributions on equity to be paid by our wholly owned Chinese mainland subsidiary for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If our Chinese mainland subsidiary incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us.

Under laws and regulations of Chinese mainland, our Chinese mainland subsidiary, as wholly foreign-owned enterprise in Chinese mainland, may pay dividends only out of their accumulated profits as determined in accordance with Chinese mainland accounting standards and regulations. In addition, according to PRC Company Law, before the distribution of the dividends, enterprises in Chinese mainland are required to set aside at least 10% of their accumulated after-tax profits, if any, each year to fund certain statutory reserve funds, until the aggregate amount of such funds reach 50% of their registered capital. At their discretion, enterprises in Chinese mainland may allocate a portion of their after-tax profits based on Chinese mainland GAAP to discretional funds. These statutory and discretional reserve funds are not distributable as cash dividends.

Any limitation on the ability of our Chinese mainland subsidiary to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

Our income and the dividends that we may receive from our Chinese mainland subsidiary, dividends distributed to our non-Chinese mainland shareholders, and gains recognized by such shareholders, may be subject to Chinese mainland taxes under the Enterprise Income Tax Law, which would have an adverse effect on our results of operations.

Under the PRC Enterprise Income Tax Law, promulgated on March 16, 2007, and came into effect on January 1, 2008, and was most recently amended on December 29, 2018, which became effective on the same date, and its implementation rules, an enterprise established outside of Chinese mainland with a “de facto management body” within Chinese mainland is considered a Chinese mainland resident enterprise. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, productions, personnel, accounts and properties of an enterprise.

In 2009, the SAT issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as the PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies which was most recently amended in December 2017 (the “Circular 82”), which provides certain specific criteria for determining whether the “de facto management body” of a Chinese mainland-controlled enterprise that is incorporated offshore is located in Chinese mainland. The SAT issued Chinese-Controlled Offshore Incorporated Resident Enterprises Income Tax Regulation (Trial Implementation) (the “Bulletin 45”), which took effect on September 1, 2011, and was most recently amended on June 15, 2018, to provide more guidance on the implementation of Circular 82 and clarify the reporting and filing obligations of Chinese mainland-controlled offshore incorporated resident enterprises. Bulletin 45 also provides procedures and administrative details for the determination of resident status and administration of post-determination matters. Although Circular 82 only applies to offshore enterprises controlled by Chinese mainland enterprises or Chinese mainland enterprise groups, not those controlled by Chinese mainland individuals or foreigners like us, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a Chinese mainland enterprise or a Chinese mainland enterprise group will be regarded as a Chinese mainland tax resident enterprise by virtue of having its “de facto management body” in Chinese mainland and will be subject to Chinese mainland enterprise income tax on its global income only if all of the following conditions are met: (i) senior management and core management departments in charge of its daily operations function have their presence mainly in Chinese mainland; (ii) decisions relating to the enterprise’s financial matters (such as loan, financing, financial risk management, etc.) and human resource matters (such as appointment, dismissal and remuneration, etc.) are made or are subject to determination or approval by organizations or personnel in Chinese mainland; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in Chinese mainland; and (iv) at least 50% of voting board members or senior executives habitually reside in Chinese mainland.

The Chinese mainland tax resident status of an enterprise is subject to determination by Chinese mainland tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body”. If Chinese mainland tax authorities determine that we are a Chinese mainland resident enterprise for enterprise income tax purposes, we will be subject to the enterprise income tax on our global income at the rate of 25% and we will be required to comply with Chinese mainland enterprise income tax reporting obligations. In addition, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises. In addition, non-resident enterprise shareholders may be subject to Chinese mainland tax at a rate of 10% on gains realized on the sale or other disposition of the shares, if such income is treated as sourced from within Chinese mainland. Furthermore, if Chinese mainland tax authorities determine that we are a Chinese mainland resident enterprise for enterprise income tax purposes, dividends paid to our non-Chinese mainland individual shareholders and any gain realized on the transfer of the shares by such holders may be subject to Chinese mainland tax at a rate of 20% (which, in the case of dividends, may be withheld at source by us), if such gains are deemed to be from Chinese mainland sources. These rates may be reduced by applicable tax treaties between their country of tax residence and Chinese mainland in the event that we are treated as a Chinese mainland resident enterprise, but it is unclear whether our non-Chinese mainland shareholders would be able to claim the benefits of any tax treaties between their country of tax residence and Chinese mainland in the event that we are treated as a Chinese mainland resident enterprise. Any such tax may reduce the returns on your investment in our ADSs.

We face uncertainty with respect to indirect transfers of equity interests in Chinese mainland resident enterprises by their non-Chinese mainland holding companies.

Pursuant to the Notice on Strengthening the Administration of Enterprise Income Tax Concerning Proceeds from Equity Transfers by Non-Resident Enterprises, or SAT Circular 698, issued by the SAT in 2009 with retroactive effect from January 1, 2008, where a non-resident enterprise transfers the equity interests of a Chinese mainland resident enterprise indirectly by disposition of the equity interests of an overseas holding company, or an Indirect Transfer, and such overseas holding company is located in a tax jurisdiction that: (a) has an effective tax rate less than 12.5% or (b) does not tax foreign income of its residents, the non-resident enterprise, being the transferor, shall report to the competent tax authority of the Chinese mainland resident enterprise this Indirect Transfer.

On February 3, 2015, the SAT issued the Announcement on Several Issues Concerning Enterprise Income Tax for Indirect Transfer of Assets by Non-Resident Enterprises (“SAT Bulletin 7”). SAT Bulletin 7 supersedes certain rules with respect to the Indirect Transfer under SAT Circular 698 but does not touch upon the other provisions of SAT Circular 698, which remain in force. SAT Bulletin 7 has introduced a new tax regime that is significantly different from the previous one under SAT Circular 698. SAT Bulletin 7 extends its tax jurisdiction to not only Indirect Transfers set forth under SAT Circular 698 but also transactions involving transfer of other taxable assets through offshore transfer of a foreign intermediate holding company. In addition, SAT Bulletin 7 provides clearer criteria than SAT Circular 698 for assessment of reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. SAT Bulletin 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets. Where a non-resident enterprise transfers taxable assets indirectly by disposing of the equity interests of an overseas holding company, which is an Indirect Transfer, the non-resident enterprise as either transferor or transferee, or the Chinese mainland entity that directly owns the taxable assets, may report such Indirect Transfer to the relevant tax authority. Using a “substance over form” principle, the Chinese mainland tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring the tax of Chinese mainland. As a result, gains derived from such Indirect Transfer may be subject to Chinese mainland enterprise income tax, and the transferor shall be subject to withholding of applicable taxes, currently at a rate of 10%. On October 17, 2017, SAT issued the Announcement on Matters Concerning Withholding and Payment of Income Tax of Non-resident Enterprises from Source (“SAT Circular 37”), which became effective on December 1, 2017 and abolished SAT Circular 698 as well as certain provisions in SAT Bulletin 7. SAT Circular 37 further clarifies the practice and procedure of the withholding of non-resident enterprise income tax. Pursuant to SAT Circular 37, where the party responsible to withhold such income tax did not or was unable to withhold, and the non-resident enterprise receiving such income failed to declare and pay the taxes that should have been withheld to the relevant tax authority, both of such parties may be subject to penalties.

We face uncertainties as to the reporting and other implications of certain past and future transactions where Chinese mainland taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries or investments. Our company may be subject to filing obligations or taxed or subject to withholding obligations in such transactions, under SAT Bulletin 7 and SAT Circular 37. For transfer of shares in our company by investors that are non- Chinese mainland resident enterprises, our Chinese mainland subsidiaries may be requested to assist in the filing under SAT Bulletin 7 and SAT Circular 37. As a result, we may be required to expend valuable resources to comply with SAT Bulletin 7 and SAT Circular 37 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

Failure to comply with regulations regarding the registration requirements for employee share ownership plans or share option plans in Chinese mainland may subject the Chinese mainland participants or us to fines and other legal or administrative sanctions.

In December 2006, the PBOC, promulgated the Administrative Measures of Foreign Exchange Matters for Individuals, which sets forth the respective requirements for foreign exchange transactions by individuals (both Chinese mainland and non-Chinese mainland citizens) under either the current account or the capital account. In January 2007, SAFE issued relevant implementing rules which were further revised by SAFE in 2016 and 2023, that specified approval requirements for certain capital account transactions such as a Chinese mainland citizen’s participation in the employee stock incentive plans or share option plans of an overseas publicly listed company (inclusive of companies listed on stock exchanges outside Chinese mainland). Pursuant to the Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles (the “SAFE Circular 37”), promulgated by SAFE on July 4, 2014, if a non-listed special purpose vehicle grants equity-based incentives to its directors, supervisors, senior officers in the domestic enterprise directly or indirectly controlled by it, as well as other employees in employment or labor relations with the company by using the company’s stock rights or options, the relevant domestic individual residents may submit materials to the foreign exchange office to apply for foreign exchange registration before exercise of their rights. In February 2012, SAFE promulgated the Notice on the Administration of Foreign Exchange Matters for Domestic Individuals Participating in the Stock Incentive Plans of Overseas Listed Companies (the “Stock Option Notice”). Under these measures, domestic resident individuals who participate in an employee stock incentive plan or a share option plan in an overseas publicly listed company (inclusive of companies listed on stock exchanges outside Chinese mainland) are required to register with SAFE and complete certain other procedures. A domestic qualified agent appointed through the Chinese mainland subsidiaries of such overseas listed company must file applications on behalf of such domestic resident individuals with SAFE or its local counterpart to obtain approval for an annual allowance with respect to the foreign exchange in connection with stock holding or share option exercises. With the approval from SAFE or its local counterpart, the domestic qualified agent must open a special foreign exchange account at a bank in Chinese mainland to hold the funds required in connection with the stock purchase or option exercise, payment received upon sales of shares, dividends issued on the stock and any other income or expenditures approved by SAFE or its local counterpart.

In addition, in October 2021, the State Administration of Taxation (the “SAT”), circulated the Notice on Measures to Further Deepen Reform in the Field of Taxation and to Foster and Stimulate the Vitality of Market Entities, any enterprise implementing the equity incentive should submit report form and other required information to the competent tax authority within 15 days of the month following the decision to implement the equity incentive. If the equity incentive plan has been implemented but not yet finished, the report form and related information shall be submitted to the competent tax authority before the end of 2021. If the domestic enterprises use the equity of foreign enterprises as the subject of equity incentive for employees, they should withhold individual income tax according to the income from wages and salaries and implement the above provisions.

We and our domestic resident employees who participate in our share incentive plans are subject to these regulations. If we or our domestic plan participants fail to comply with these regulations, we or our domestic plan participants may be subject to fines and other legal or administrative sanctions.

Chinese mainland regulations relating to the establishment of offshore special purpose companies by Chinese mainland residents may subject our Chinese mainland resident beneficial owners or our WFOE to liability or penalties, limit our ability to inject capital into our WFOE, limit our WFOE’s ability to increase its registered capital or distribute profits to us, or may otherwise adversely affect us.

SAFE promulgated the SAFE Circular 37 in July 2014. SAFE Circular 37 requires Chinese mainland residents or entities to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing with such Chinese mainland residents or entities’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests. On February 13, 2015, SAFE issued Circular on Further Simplifying and Improving the Foreign Currency Management Policy on Direct Investment, or the SAFE Circular 13, effective on June 1, 2015, pursuant to which the power to accept SAFE registration was delegated from local SAFE to local qualified banks where the assets or interest in the domestic entity was located. In addition, such Chinese mainland residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to any change of basic information (including change of such Chinese mainland citizens or residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions.

If our shareholders who are Chinese mainland residents or entities do not complete their registration with the local SAFE branches, our WFOE may be prohibited from distributing its profits and proceeds from any reduction in capital, share transfer or liquidation to us, and we may be restricted in our ability to contribute additional capital to our WFOE. Moreover, failure to comply with the SAFE registration described above could result in liability under laws of Chinese mainland for evasion of applicable foreign exchange regulation. In addition, our shareholders who are Chinese mainland entities shall complete their overseas direct investment filings according to applicable laws and regulations regarding the overseas direct investment by Chinese mainland entities, including filings with MOFCOM, the NDRC, or their local branches based on the investment amount, invested industry or other factors thereof.

We have used our best efforts to notify Chinese mainland residents or entities who directly or indirectly hold shares in our Cayman Islands holding company and who are known to us as being Chinese mainland residents or entities to complete the foreign exchange registrations or overseas direct investment filings. However, we may not at all times be fully aware or informed of the identities of all the Chinese mainland residents or entities holding direct or indirect interest in our company, nor can we compel our beneficial owners to comply with SAFE registration requirements. As of the date of this annual report, Mr. Rui Fang, being our founder and chief executive officer, has completed the initial registrations with the local SAFE branch or qualified banks as required by SAFE Circular 37. We cannot assure you that all other shareholders or beneficial owners of ours who are Chinese mainland residents or entities have complied with, and will in the future make, obtain or update any applicable registrations, filings or approvals required by SAFE regulations or other regulations relating to overseas investment activities issued by MOFCOM and NDRC. Failure by such shareholders or beneficial owners to comply with such regulations, or failure by us to amend the foreign exchange registrations of our WFOE, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our WFOE’s ability to make distributions or pay dividends to us or affect our ownership structure, which could adversely affect our business and prospects.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in Chinese mainland against us or our management named in this annual report based on foreign laws.

We are an exempted company incorporated under the laws of the Cayman Islands, however, we currently conduct our business in Chinese mainland and substantially all of our assets are located in Chinese mainland. In addition, all our senior executive officers reside within Chinese mainland for a significant portion of the time and most of them are Chinese mainland nationals. Therefore, it may be difficult or not possible for investors to effect service of process upon us or our management inside Chinese mainland. In addition, Chinese mainland does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the Cayman Islands and many other countries and regions. Therefore, recognition and enforcement in Chinese mainland of judgments of a court in these non-Chinese mainland jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult. Even if you are successful in bringing an action of this kind, laws of Chinese mainland and the laws of the Cayman Islands may render you unable to enforce a judgment against our or the VIE’s assets or the assets of our directors and officers. Therefore, it may be not possible or difficult for investors to enforce against us or our directors or officers in Chinese mainland any judgments obtained from non-Chinese mainland courts.

It may be difficult for overseas regulators to conduct investigation or collect evidence within Chinese mainland.

Shareholder claims or overseas regulatory investigations may be difficult to pursue as a matter of law or practicality in Chinese mainland. Although the authorities in Chinese mainland may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the United States may not be efficient in practice. According to Article 177 of the PRC Securities Law (the “Article 177”), which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of Chinese mainland. Accordingly, without Chinese mainland government approval, no entity or individual in Chinese mainland may provide documents and information relating to securities business activities to overseas regulators when it is under direct investigation or evidence discovery conducted by overseas regulators, which could present significant legal and other limitations to obtaining information needed for investigations and litigation conducted outside of Chinese mainland. We are required to provide information to the relevant PRC authorities before we can provide such information to overseas regulatory authorities. The inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within Chinese mainland may further increase difficulties faced by you in protecting your interests. Furthermore, as the date of this annual report, there have not been implementing rules or regulations regarding the application of Article 177 and it remains unclear as to how it will be interpreted, implemented or applied by relevant governmental authorities. As such, there are also uncertainties as to the procedures and requisite timing for the oversea securities regulatory agencies to conduct investigations and collect evidence within the territory of Chinese mainland. On February 24, 2023, the CSRC published the Confidentiality and Archives Rules, pursuant to which, the working papers and other files produced in Chinese mainland by securities companies and securities service institutions that provide Chinese mainland domestic companies with relevant securities services during the overseas securities offering and listing by such domestic companies shall be stored in Chinese mainland. If overseas securities regulators propose to carry out investigation, evidence collection or inspection on domestic companies, or relevant securities companies or securities service institutions, such activities shall be carried out through the cross-border regulatory cooperation mechanism. The domestic companies, securities companies and securities service institutions shall obtain approvals from the CSRC or relevant Chinese mainland authorities before cooperating with overseas securities regulators in their investigations and inspections or providing materials to them. In addition, the Data Security Law and the Personal Information Protection Law provide that no entity or individual within the territory of Chinese mainland shall provide any foreign judicial body and law enforcement body with any data or any personal information stored within the territory of Chinese mainland without the approval of the competent governmental authority of Chinese mainland. In the event that the U.S. securities regulatory agencies carry out any investigation on us and there arises a need to conduct an investigation or collect evidence within the territory of China, the U.S. securities regulatory agencies may not be able to carry out such investigation or evidence collection directly in China under laws of Chinese mainland. In addition, we and certain other entities and individuals, including our legal advisors, auditors and other agents, may be restricted from providing documents, materials, data and/or personal information to the U.S. securities regulatory agencies before obtaining appropriate approvals from relevant Chinese mainland authorities. We may be subject to penalties if we or such other entities or individuals are found to have violated the foregoing restrictions. The U.S. securities regulatory agencies may resort to cross-border cooperation with the securities regulatory authority of China through judicial assistance, diplomatic channels or regulatory cooperation mechanisms in place involving the securities regulatory authority of China. If the U.S. securities regulatory agencies are unable to conduct such investigations, there exists a risk that they may determine to suspend or de-register our registration with the SEC and may also delist our securities from trading market within the United States.

Risks Related to Our ADSs

The trading price of our ADSs may be volatile, which could result in substantial losses to you.

The trading price of our ADSs may be volatile and could fluctuate widely in response to factors beyond our control, including general market conditions of the securities markets in Chinese mainland, the United States and elsewhere in the world. In particular, the performances of and fluctuations in the market prices of other companies with business operations located mainly in Chinese mainland that have listed their securities in the U.S. may affect the volatilities in the price and trading volumes of our ADSs. The securities of some Chinese mainland-based companies that have listed their securities in the United States have experienced significant volatility since their initial public offerings in recent years, including, in some cases, substantial declines in the trading prices of their securities. The trading performances of these companies’ securities after their offerings may affect the attitudes of investors towards Chinese companies listed in the United States in general, which consequently may impact the trading performance of the ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have engaged in any inappropriate activities. In particular, the global financial crisis, the ensuing economic recessions and deterioration in the credit market in many countries have contributed and may continue to contribute to extreme volatility in the global stock markets.

In addition to market and industry factors, the prices and trading volume for our securities may be highly volatile for factors specific to our operation, including the following:

●	actual or anticipated fluctuations in our quarterly operating results and variations in our results of operations that are not in line with market or research analyst expectations or changes in financial estimates by securities research analysts;
●	conditions in the insurance distribution industries;
●	announcements of studies and reports relating to the quality of our product and service offerings or those of our competitors;
●	changes in the economic performance or market valuations of other insurance distribution companies or other companies that primarily operate in China;
●	changes in major business terms between our ecosystem participants and us;
●	announcements made by us or our competitors of investments, acquisitions, strategic relationships, joint ventures, or capital commitments;
●	press and other reports, whether or not true, about our business, our directors, senior management, or other key employees, including negative reports published by short sellers, regardless of their veracity or materiality to us;
●	litigation and regulatory allegations, inspections, investigations, proceedings, penalties, suspensions or enforcements that involve us, our directors, our ecosystem participants, or any third-party service providers that we engage;
●	additions to or departures of our management;
●	sales or perceived potential sales or other dispositions of existing or additional shares and/or ADSs;
●	any actual or alleged illegal acts of our directors, senior management, or other key employees;
●	regulatory developments affecting us or our industry, insurance carriers, and other ecosystem participants; and
●	market and volume fluctuations in the stock market in general.

Moreover, there have been recent instances of extreme stock price run-ups followed by rapid price declines and strong stock price volatility with a number of recent public offerings, particularly among companies with relatively smaller public floats. As we expect to have a relatively small public float after the completion of our initial public offering, we may experience greater stock price volatility, including aggressive price run-ups and declines, lower trading volume and less liquidity, compared with companies with larger public floats. In particular, the ADSs may be subject to rapid and substantial price volatility, low volumes of trades and large spreads in bid and ask prices. Such volatility, including any stock run-up, may be unrelated to actual or expected operating performance, financial condition or prospects, and industry, market or economic factors, which makes it difficult for prospective investors to assess such rapidly changing value of the ADSs. In addition, if the trading volumes of the ADSs are low, persons buying or selling in relatively small quantities may easily influence prices of the ADSs. This low volume of trades could also cause the price of the ADSs to fluctuate significantly, with large percentage changes in price occurring in any trading day session. Holders of the ADSs may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to such low-volume trading. As a result of such volatility, investors may experience losses on their investment in the ADSs. Such volatility also could adversely affect our ability to issue additional ADSs or other securities and our ability to obtain additional financing in the future, as well as our ability to retain key employees. Furthermore, the potential extreme volatility may confuse the public investors’ judgments of the value of the ADSs, distort the market perception of the price of the ADSs, and our financial performance and public image, and negatively affect the long-term liquidity of the ADSs, regardless of actual or expected operating performance.

In the past, shareholders of public companies have often brought securities class action suits against companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our results of operations and financial condition.

Techniques employed by short sellers may drive down the market price of the ADSs.

Short selling is the practice of selling securities that the seller does not own but rather has borrowed from a third party with the intention of buying identical securities back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement securities, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller’s interest for the price of the security to decline, many short sellers publish, or arrange for the publication of, negative opinions regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling a security short. These short attacks have, in the past, led to selling of ADSs in the market.

Public companies that have substantially all of their operations in Chinese mainland have been the subject of short selling. Much of the scrutiny and negative publicity has centered on allegations of a lack of effective internal control over financial reporting resulting in financial and accounting irregularities and mistakes, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result, many of these companies are now conducting internal and external investigations into the allegations and, in the interim, are subject to shareholder lawsuits and/or SEC enforcement actions.

It is not clear what effect such negative publicity could have on us. If we were to become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable state law or issues of commercial confidentiality. Such a situation could be costly and time-consuming, and could distract our management from growing our business. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact our business operations, and any investment in the ADSs could be greatly reduced or even rendered worthless.

As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with such corporate governance listing standards.

As a Cayman Islands company listed on the Nasdaq, we are subject to the Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. For example, we currently plan to follow our home country practice that: (i) does not require us to have the majority of our board of directors composed of independent directors, (ii) does not require that director nominees be either selected or recommended by independent directors, (iii) does not require us to have a compensation committee composed entirely of independent directors, and (iv) does not require the independent directors must have regularly scheduled meetings at which only independent director are present. If we choose to follow home country practices in the future, our shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers.

We are an emerging growth company within the meaning of the Securities Act, and may take advantage of certain reduced reporting requirements. We cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make the ADSs less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we may choose to take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies, including, but not limited to:

●	not being required to engage an auditor to report on our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002;
●	not being required to comply with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis);
●	not being required to submit certain executive compensation matters to stockholder advisory votes, such as “say-on-pay,” “say-on-frequency,” and “say-on-golden-parachutes”; and
●	not being required to disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the chief executive officer’s compensation to median employee compensation.

In addition, the JOBS Act permits emerging growth companies to delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to use this extended transition period for complying with new or revised accounting standards until the earlier of the date we (1) are no longer an emerging growth company or (2) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our consolidated financial statements and the reported results of operations contained therein may not be directly comparable to those of other public companies. We cannot predict whether investors will find our securities less attractive because of our reliance on these exemptions. If some investors do find the ADSs less attractive, there may be a less active trading market for the ADSs and the price of the ADSs may be reduced or more volatile.

We will remain an emerging growth company, and will be able to take advantage of the foregoing exemptions, until the last day of our fiscal year following the fifth anniversary of the closing of our initial public offering or such earlier time that we otherwise cease to be an emerging growth company, which will occur upon the earliest of (1) the last day of the first fiscal year in which our annual gross revenue is US$1.235 billion or more; (2) the date on which we have, during the previous three-year period, issued more than US$1.0 billion in non-convertible debt securities; and (3) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act.

You are purchasing equity securities of a Cayman Islands holding company rather than equity securities of our subsidiary and the VIE that have substantive business operations in Chinese mainland. As a result, certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands exempted company with no business operations, and all of our assets are located outside of the United States. All of our current operations are conducted in Chinese mainland through our mainland subsidiary and the VIE. We and our shareholders do not and are not legally permitted to have any equity interests in the VIE as current laws and regulations of Chinese mainland restrict foreign investment in companies that engage in certain services. As a result, we operate businesses in Chinese mainland through certain contractual arrangements with the VIE. Investors in the ADSs are purchasing equity securities of a Cayman Islands holding company rather than equity securities of our subsidiaries and the VIE. In addition, most of our current directors and officers are nationals and residents of countries other than the United States. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, you may be unable to rely on the laws of the Cayman Islands and of China to enforce a judgment against us, our assets, our directors and officers or their assets.

We may incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

We are a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and the Nasdaq, impose various requirements on the corporate governance practices of public companies. We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly.

As a public company, we need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

In addition, after we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC.

The dual-class structure of our ordinary shares may adversely affect the trading market for our ADSs.

Certain shareholder advisory firms have announced changes to their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500, to exclude companies with multiple classes of shares and companies whose public shareholders hold no more than 5% of total voting power from being added to such indices. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structures. As a result, the dual class structure of our ordinary shares may prevent the inclusion of the ADSs representing Class A ordinary shares in such indices and may cause shareholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any such exclusion from indices could result in a less active trading market for the ADSs. Any actions or publications by shareholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of the ADSs.

Our dual-class voting structure could limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

Our authorized share capital is divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares will be entitled to one vote per share, while holders of Class B ordinary shares will be entitled to 20 votes per share. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

As a result of the dual-class share structure and the concentration of ownership, holders of Class B ordinary shares will have considerable influence over matters such as decisions regarding mergers, consolidations and the sale of all or substantially all of our assets and businesses, appointment of directors and other significant corporate actions. Such holders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

Our founder, Mr. Rui Fang, has considerable influence over us and our corporate matters.

Our founder, Mr. Rui Fang, beneficially owns 38.6% of our ordinary shares issued and outstanding, representing 90.6% of our total voting power. Mr. Rui Fang has more than 50% of our total voting power and considerable power to control over actions that require shareholder approval under Cayman Islands law, such as amendment of our memorandum and articles of association, liquidation, increase or subdivision of share capital, or change of name and approval of major corporate transactions, such as a Cayman Islands statutory merger or consolidation. This control potentially limits your ability to influence corporate matters and may prevent transactions that would be beneficial to you, including discouraging others from pursuing any potential merger, takeover or other change of control transactions, which could have the effect of depriving the holders of our Class A ordinary shares and the ADSs of the opportunity to sell their shares at a premium over the prevailing market price.

We are a “controlled company” as defined under the Nasdaq corporate governance rules. As a result, we qualify for, and currently rely on, exemptions from certain corporate governance requirements that would otherwise provide protection to shareholders of other companies.

Our founder, Mr. Rui Fang, beneficially owns 38.6% of our ordinary shares issued and outstanding, representing 90.6% of our total voting power. As a result, we are a “controlled company” as defined under the Nasdaq corporate governance rules because Mr. Rui Fang owns more than 50% of our total voting power. For so long as we remain a controlled company, we may rely on certain exemptions from the corporate governance rules, including the rule that we have to establish a nominating and corporate governance committee composed entirely of independent directors. As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements. Even if we cease to be a controlled company, we may still rely on exemptions available to foreign private issuers, including being able to adopt home country practices in relation to corporate governance matters. See “—As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with such corporate governance listing standards.”

We believe that we were a passive foreign investment company, or PFIC, for United States federal income tax purposes for the taxable year ended December 31, 2025, which could subject United States investors in our ADSs or Class A or ordinary shares to adverse United States income tax consequences.

A non-U.S. corporation, such as our company, will be a passive foreign investment company(“PFIC”) for U.S. federal income tax purposes for any taxable year if, applying the applicable look-through rules, either (1) 75% or more of its gross income for such year consists of certain types of “passive” income (the “income test”); or (2) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income (the “asset test”). For this purpose, cash and assets readily convertible into cash are categorized as passive assets and the company’s goodwill and other unbooked intangibles should be treated as an active asset to the extent associated with activities that produce or are intended to produce active income. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

Although the law in this regard is not entirely clear, we treat the VIE and its subsidiaries as being owned by us for U.S. federal income tax purposes because we exercise effective control over their management decisions and are entitled to substantially all of the economic benefits associated with them. As a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements.

Assuming that we are the owner of the VIE and its subsidiaries for U.S. federal income tax purposes, and based on the market price of our ADSs and the composition of our assets (in particular the substantial amount of cash and investments), we believe that we were a PFIC for United States federal income tax purposes for the taxable year ended December 31, 2025. No assurance can be given with regard to our PFIC status for the current or subsequent taxable years.

If we are a PFIC in any taxable year, a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—Certain Material United States Federal Income Tax Considerations”) may incur significantly increased United States income tax on gain recognized on the sale or other disposition of our ADSs or Class A ordinary shares and on the receipt of distributions on our ADSs or Class A ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules and such holders may be subject to burdensome reporting requirements. Further, if we are a PFIC for any year during which a U.S. Holder holds our ADSs or Class A ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or our Class A ordinary shares. See “Item 10. Additional Information—E. Taxation—Certain Material United States Federal Income Tax Considerations—Passive Foreign Investment Company Considerations” and “Item 10. Additional Information—E. Taxation—Certain Material United States Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

If we are deemed an “investment company” under the Investment Company Act of 1940, it could adversely affect the price of the ADSs, could constrain our future activities, and could materially and adversely affect our business, results of operations, and financial condition.

We do not believe that we are an “investment company” and we do not intend to become registered as an “investment company” under the U.S. Investment Company Act of 1940, or the 1940 Act. However, certain of our assets and other future holdings may be deemed to be “investment securities” within the meaning of the 1940 Act. Under the 1940 Act, a company is deemed to be an “investment company” if it is engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, owning, holding, or trading in securities. On a consolidated basis, a significant portion of our present assets as of December 31, 2025 consists of time deposits and short-term investments held for cash management purposes, which may be deemed to be “investment securities” within the meaning of 1940 Act. However, we do not hold ourselves out as being primarily engaged, or proposing to engage primarily, in the business of investing, reinvesting or trading in securities. Rather, we are engaged primarily in the business of distribution insurance products and services, and we hold ourselves out as an online insurance distributor.

We seek to conduct our operations so that we do not meet the definition of “investment company” under the 1940 Act. In order to ensure that we are not deemed “investment company,” we may be limited in the assets that we may continue to own and, further, may need to dispose of or acquire certain assets at such times or on such terms as may be less favorable to us than in the absence of such requirement. If we are unable to structure or operate our business in a manner that avoids investment company status under the 1940 Act, we may be deemed to be an investment company within the meaning of the 1940 Act. As a foreign private issuer, we would not be eligible to register under the 1940 Act unless the SEC issued an order permitting us to do so. As a result, if we are deemed to be an investment company within the meaning of the 1940 Act, we would either have to obtain exemptive relief from the SEC or dispose of investment securities in order to fall outside the definition of an investment company. Failure to avoid being deemed an investment company under the 1940 Act, coupled with our inability as a foreign private issuer to register under the 1940 Act, could make us unable to comply with our reporting obligations as a public company in the United States and lead to our being delisted from the Nasdaq Stock Market, which would materially and adversely affect the liquidity and value of the ADSs. We would also be unable to raise capital through the sale of securities in the United States or to conduct business in the United States. In addition, we may be subject to SEC enforcement action or purported class action lawsuits for alleged violations of U.S. securities laws. Defending ourselves against any such enforcement action or lawsuits would require significant attention from our management and divert resources from our existing businesses and could materially and adversely affect our business, results of operations, and financial condition.

Our memorandum and articles of association contains anti-takeover provisions that could have a material adverse effect on the rights of holders of our Class A ordinary shares and ADSs.

Our memorandum and articles of association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority, subject to any resolution of the shareholders to the contrary, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our Class A ordinary shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of the ADSs may fall and the voting and other rights of the holders of our Class A ordinary shares and ADSs may be materially and adversely affected. However, under Cayman Islands law, our board of directors may only exercise the rights and powers granted to them under our memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interest of our company.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

Because we are a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;
●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; and
●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis through press releases, distributed pursuant to the Nasdaq Stock Market Rules. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information, which would be made available to you, were you investing in a U.S. domestic issuer.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our and the VIE’s business, the market price for the ADSs and trading volume could decline.

The trading market for the ADSs will depend in part on the research and reports that securities or industry analysts publish about us, the VIEs or our and the VIEs’ business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who covers us downgrades the ADSs or publishes inaccurate or unfavorable research about our and the VIEs’ business, the market price for the ADSs would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for the ADSs to decline.

You may experience dilution of your holdings due to inability to participate in rights offerings.

We may from time to time distribute rights to our shareholders, including rights to acquire securities. However, we cannot make such rights available to you in the United States unless we register both the rights and the securities to which the rights relate under the Securities Act of 1933, as amended (the “Securities Act”), or an exemption from the registration requirements is available. Under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs or are registered under the provisions of the Securities Act. The depositary may, attempt to sell these undistributed rights to third parties, but it is not required to do so, and it may allow the rights to lapse. We may be unable to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to such rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of ADSs may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to direct how the Class A ordinary shares which are represented by your ADSs are voted.

Holders of ADSs do not have the same rights as our shareholders. As a holder of our ADSs, you will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. As an ADS holder, you will only be able to exercise the voting rights carried by the underlying Class A ordinary shares which are represented by your ADSs indirectly, by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Under the deposit agreement, you may vote only by giving voting instructions to the depositary. Upon receipt of your voting instructions, the depositary will try, as far as is practicable, to vote the underlying Class A ordinary shares represented by your ADSs in accordance with your instructions. If we ask for your instructions, then upon receipt of your voting instructions, the depositary will try to vote the underlying Class A ordinary shares in accordance with these instructions (pursuant to, and in accordance with, the terms set forth in the deposit agreement). If we do not instruct the depositary to ask for your instructions, the depositary may still vote in accordance with instructions you give, but it is not required to do so. You will not be able to directly exercise your right to vote with respect to the underlying Class A ordinary shares unless you withdraw the Class A ordinary shares and become the registered holder of such shares prior to the record date for the general meeting. Under our currently effective memorandum and articles of association, the minimum notice period required to be given by our company to our registered shareholders to convene a general meeting will be ten calendar days. When a general meeting is convened, you may not receive sufficient advance notice of the meeting to withdraw the Class A ordinary shares underlying your ADSs and become the registered holder of such shares to allow you to attend the general meeting and to vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. In addition, under our currently effective memorandum and articles of association, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the underlying Class A ordinary shares represented by your ADSs and becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We have agreed to give the depositary notice of shareholder meetings sufficiently in advance of such meetings.

Nevertheless, we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the underlying Class A ordinary shares represented by your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to direct how the Class A ordinary shares underlying your ADSs are voted, and you may have no legal remedy if the Class A ordinary shares underlying your ADSs are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to call a shareholders’ meeting. Except in limited circumstances, the depositary for our ADSs may give us a discretionary proxy to vote the underlying Class A ordinary shares represented by your ADSs if you do not vote at shareholders’ meetings, which could adversely affect your interests.

We and the depository are entitled to amend the deposit agreement and to change the rights of ADSs holders under the terms of such agreement, and we may terminate the deposit agreement, without the prior consent of the ADSs holders.

We and the depositary are entitled to amend the deposit agreement and to change the rights of the ADSs holders under the terms of such agreement, without the prior consent of the ADSs holders. We and the depositary may agree to amend the deposit agreement in any way we decide is necessary or advantageous to us. Amendments may reflect, among other things, operational changes in the ADS program, legal developments affecting ADSs or changes in the terms of our business relationship with the depositary. In the event that the terms of an amendment are disadvantageous to ADSs holders, ADSs holders will only receive 30 days’ advance notice of the amendment, and no prior consent of the ADSs holders is required under the deposit agreement. Furthermore, we may decide to terminate the ADS facility at any time for any reason. For example, terminations may occur when we decide to list our shares on a non-U.S. securities exchange and determine not to continue to sponsor an ADS facility or when we become the subject of a takeover or a going-private transaction. If the ADS facility will terminate, ADSs holders will receive at least 30 days’ prior notice, but no prior consent is required from them. Under the circumstances that we decide to make an amendment to the deposit agreement that is disadvantageous to ADSs holders or terminate the deposit agreement, the ADSs holders may choose to sell their ADSs or surrender their ADSs and become direct holders of the underlying ordinary shares, but will have no right to any compensation whatsoever.

You may not receive cash dividends if the depositary decides it is impractical to make them available to you.

The depositary will pay cash dividends on the ADSs only to the extent that we decide to distribute dividends on our Class A ordinary shares or other deposited securities. To the extent that there is a distribution, the depositary of our ADSs has agreed to pay you the cash dividends or other distributions that it or the custodian receives on our Class A ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of Class A ordinary shares your ADSs represent. However, the depositary may, at its discretion, decide that it is inequitable or impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property to you.

The sale or availability for sale of substantial amounts of the ADSs could adversely affect their market price.

Sales of substantial amounts of the ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of the ADSs and could materially impair our ability to raise capital through equity offerings in the future. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of the ADSs.

In addition, as of the date of this annual report, we have granted certain options and restricted share units to employees under our share incentive plans, some of which remain outstanding and are not exercised as of the date of this annual report. We may grant additional options or share-based awards to employees, directors and consultants in the future. To the extent that any of these options are vested and exercised, and any of such shares are sold in the market, it could have an adverse effect on the market price of the ADSs.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADSs holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of the ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

ADSs holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

The deposit agreement governing the ADSs representing our Class A ordinary shares provides that, to the fullest extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws.

If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waive the right to a jury trial. We believe that this is the case with respect to the deposit agreement and the ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before entering into the deposit agreement.

If you or any other holders or beneficial owners of ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us or the depositary, lead to increased costs to bring a claim, limited access to information and other imbalances of resources between such holder and us, or limit such holder’s ability to bring a claim in a judicial forum that such holder finds favorable. If a lawsuit is brought against us or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in any such action.

Nevertheless, if this jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation, or provision of the deposit agreement or ADSs shall relieve us or the depositary from our respective obligations to comply with the Securities Act and the Exchange Act nor serve as a waiver by any holder or beneficial owner of ADSs of compliance with the U.S. federal securities laws and the rules and regulations promulgated thereunder.

The deposit agreement provides that the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) shall have exclusive jurisdiction over any suit, action or proceeding arising out of or relating in any way to the ADSs or the deposit agreement, which could limit the ability of owners and holders of the ADSs or other securities to obtain a favorable judicial forum for disputes with us, our directors and officers, the depositary, and potentially others.

The deposit agreement provides that the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) shall have exclusive jurisdiction over any suit, action or proceeding against or involving us or the depositary, arising out of or relating in any way to the deposit agreement or the transactions contemplated thereby or by virtue of owning the ADSs. The enforceability of similar federal court choice of forum provisions has been challenged in legal proceedings in the United States, and it is possible that a court could find this type of provision to be inapplicable or unenforceable. If a court were to find the federal choice of forum provision contained in the deposit agreement to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions. If upheld, the forum selection provision in the deposit agreement may limit a security-holder’s ability to bring a claim against us, our directors and officers, the depositary, and potentially others in his or her preferred judicial forum, and this limitation may result in increased costs for investors to bring lawsuits and discourage such lawsuits. Owners and holders of the ADSs will not be deemed to have waived our compliance with the federal securities laws and the regulations promulgated thereunder pursuant to the exclusive forum provision in the deposit agreement. In addition, the forum selection provision of the deposit agreement does not affect the right of an ADS holder or the depositary to require any claim against us, including a federal securities law claim, to be submitted to arbitration or to commence an action in any court in aid of that arbitration provision, or to enter judgment upon or enforce any arbitration award.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Yuanbao Inc. is an exempted company with limited liability incorporated in the Cayman Islands in December 2019.

In March 2020, we entered into a series of contractual agreements and commenced our operations in Chinese mainland through Yuanbao Kechuang (Beijing) Technology Co., Ltd., or our WFOE, and Yuanbao Shuke (Beijing) Technology Co., Ltd., or the VIE, and the VIE’s subsidiaries in Chinese mainland.

In June 2020 and December 2021, the Affiliated Entities successfully obtained the nationwide license to operate insurance brokerage and agency businesses (collectively, the insurance distribution business), which was renewed in September 2025 and August 2023, respectively.

Our contractual arrangements allow us to (i) be considered as the primary beneficiary of the VIE for accounting purposes and consolidate the financial results of the VIE, (ii) receive substantially all of the economic benefits of the VIE, (iii) have the pledge right over the equity interests in the VIE as the pledgee, (iv) have an exclusive option to purchase all or part of the equity interests in the VIE as permitted by the laws of Chinese mainland, (v) have an exclusive option to purchase all or part of the intellectual property or other assets of the VIE as permitted by the laws of Chinese mainland and (vi) on behalf of the VIE’s shareholders to exercise all of their shareholding rights and powers. As a result of these contractual arrangements, we are considered the primary beneficiary of the VIE for accounting purposes, and consolidate the VIE’s financial results in our consolidated financial statements under U.S. GAAP.

In order to facilitate offshore financing and listing, we carried out a series of corporate restructuring activities, or the Restructuring, to separate the pre-Restructuring corporate structure into two groups of companies. One group comprises Yuanbao Inc., our WFOE, our WFOE’s subsidiary and the VIE and certain of the VIE’s subsidiaries in Chinese mainland to focus on insurance distribution business. The other group, including other Chinese mainland subsidiaries of the VIE under pre-Restructuring corporate structure, such as Beijing Yixue Niuniu Technology Ltd. and Beijing Lemon Jieyou Technology Development Co., Ltd., primarily focuses on knowledge sharing services. Currently, we operate our business primarily focusing on insurance distribution services.

In April 2025, we completed an initial public offering of 2,000,000 ADSs, raising approximately US$25.8 million in net proceeds after deducting underwriting commissions and the offering expenses payable by us. Our ADSs began trading on the Nasdaq Global Market under the ticker symbol “YB” on April 30, 2025. Concurrently with the completion of our initial public offering, certain of our existing shareholders, Qiming Entities, purchased from us in aggregate US$1.0 million of our 400,000 Class A ordinary shares.

In July 2025 and August 2025, we officially established our Hong Kong office and completed the acquisition of Hong Kong ASIA International Insurance Brokers Limited, a licensed brokerage company primarily focused on insurance distribution services in Hong Kong. This strategic acquisition facilitates our regional expansion beyond Chinese mainland to serve the broader cross-border insurance market.

In January 2026, we completed the acquisition of Fumin Insurance Brokerage Co., Ltd.(“Fumin”), a company that holds insurance brokerage license which could conduct insurance distribution services in Chinese mainland. Fumin has started to conduct its business operations since March 2026.

Our principal executive offices are located at Building 2, No.8 Beichen West Road, Chaoyang District, Beijing, 100101, the People’s Republic of China. Our telephone number at this address is +86 10 64849901. Our registered office in the Cayman Islands is located at the offices of Harneys Fiduciary (Cayman) Limited, 4th Floor, Harbor Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands. Investors should submit any inquiries to the address and telephone number of our principal executive offices.

For information regarding our principal capital expenditures, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Liquidity and Capital Resources.”

SEC maintains an Internet site, http://www.sec/gov, which contains reports, proxy and information statements, and other information regarding us. We also maintain an Internet site, ir.yb-inc.com, for investors’ information.

B. Business Overview

We are a leading technology-driven online insurance distributor in China. We take pride in pioneering the seamless integration of insurance with cutting-edge technologies, and have constructed a highly efficient full consumer service cycle engine. Through this engine, we successfully distribute suitable and high-quality insurance products to over ten million insurance consumers.

Our engine enables us to provide customized services for each insurance consumer across personalized recommendation, purchasing, policy management, claim settlements and post-sale services. Built upon a scalable architecture, our engine is equipped with effective predictive capabilities generated from interconnected networks of models. This allows us to continually optimize model outcomes across different media channels, diverse consumer preferences and product depth and breadth. As of December 31, 2025, we had approximately 5,000 models supporting our operations.

Our engine offers significant value propositions for insurance consumers and insurance carriers. We act as a unique and efficient gateway to distribute customized insurance products underwritten by our partnered insurance carriers. We have robust collaboration with insurance carriers by empowering them to tailor a variety of flagship insurance products, which in turn enables us to attract and retain a vast consumer base and stimulate their demand for insurance products. By accumulating and analyzing more big data, we gain deeper and wider understanding of consumer demands and behavior. Through all this, we are able to fulfill consumers’ evolving needs and enhance insurance carriers’ sales at the same time. Driven by our engine and our market leading position, we are well-positioned to further penetrate this rapidly growing market.

We have achieved both growth and profitability. Our revenue increased by 60.6% from RMB2,045.2 million in 2023 to RMB3,284.5 million in 2024, and further increased by 33.1% to RMB4,373.2 million (US$625.4 million) in 2025. We achieved profitability within three years since our inception. We recorded net income from continuing operations of RMB205.2 million, RMB865.8 million and RMB1,307.5 million in 2023, 2024 and 2025, respectively. In addition, we generated a net cash inflow by continuing operating activities of RMB426.6 million in 2023, RMB1,207.6 million in 2024 and RMB1,495.1 million (US$213.8 million) in 2025.

Our Insurance Consumers

Since our inception, the consumer-centric approach has been embedded in our corporate ethos. Benefiting from our best-in-class service empowered by our data analytics and cutting-edge technologies, we have provided user-friendly interface, customized insurance products recommendation, clear interpretation and presentation of insurance policy terms, one-stop and full-cycle online insurance experience and satisfying post-sale services. We have developed a large, loyal, and ever-growing insurance consumer base. In 2023, 2024 and 2025, we served approximately 8.1 million, 13.9 million and 18.2 million insurance consumers, respectively, from all provinces in Chinese mainland. As we keep diversifying our product offerings, investing in technology, and strengthening our relationships with insurance carriers, we believe our consumer base will continue to grow.

Since the beginning of our business operations, we have executed the strategy to attract consumers with flagship customized and inclusive medical insurance products. Meanwhile, we continue to study and analyze consumers’ demands and preferences in other regions and to attract prospective consumers with higher disposable income and more diversified insurance demands. As China’s population becomes more mobile-first, they are increasingly adaptive and comfortable with purchasing goods and services online. With our comprehensive understanding of the changing consumption habits of China’s population, we can introduce more diversified and customized products and provide more tailored services, including enabling and recommending them to purchase protection for their loved ones, and our engine can recommend suitable insurance products to consumers across all ages and help them make informed decisions.

Insurance Products on Our Platform

Our ability to provide highly competitive insurance products for consumers has been a central pillar for our business operations, enabling us to achieve significant growth and meaningful expansion. Starting with health insurance products, we have expanded our offerings to a broad spectrum of insurance products, with a particular focus on medical and critical illness insurance products. We selectively cooperate with reputable and reliable insurance carriers in China, and offer a matrix of inclusive and quality insurance products underwritten by partnered insurance carriers. We have deepened our collaboration with leading insurance carriers in China to offer an increasingly diversified portfolio of insurance products.

Short-term Insurance and Long-term Insurance

The insurance products we distributed are categorized into short-term insurance and long-term insurance, depending on whether the policy term is longer than one year.

Short-term insurance

We distribute a wide array of short-term insurance products which provide more flexible arrangements for insurance consumers and allow them to build trust in insurance. Meanwhile, through providing short-term insurance products to our consumer base, we also help partnered insurance carriers build consumer loyalty and increase the likelihood of repeat purchase. By offering a variety of high-quality short-term insurance products, we have successfully reached a large base of insurance consumers and made commercial insurance more accessible to the general public.

Long-term insurance

Recognizing the demands for lasting insurance protection of our insurance consumers, primarily our existing short-term insurance consumer, we also offer various long-term insurance products. Distribution of long-term insurance products would require a high level of consumer trust and loyalty, considering the high premium and continuous payment of these products. We believe our leading market position, diverse product offerings and distinguished reputation position us well to become the go-to platform for consumers in need of long-term insurance.

Categories of Insurance Products

Insurance products available on our platform primarily consist of (i) medical insurance, (ii) critical illness insurance, and (iii) other short-term and life insurance. Since our platform has been developed to be highly accommodating and adaptable, we are well-positioned to expand insurance product matrix, thereby allowing us to readily capture the business opportunities of China’s online insurance market. The following tables set forth the breakdown of the number of policies we facilitated by the category of insurance products, both in absolute amounts and as percentages of the total amounts, for the years indicated:

	For the Year Ended December 31,
	2023		2024		2025
	(thousand)	(%)	(thousand)	(%)	(thousand)	(%)
Number of New Policies
Medical insurance	8,048.6	64.5	13,895.5	61.9	18,191.1	59.3
Critical illness insurance	3,511.4	28.1	7,113.6	31.7	11,605.6	37.9
Other short-term and life insurances	926.1	7.4	1,426.8	6.4	863.7	2.8
Total	12,486.2	100.0	22,435.9	100.0	30,660.4	100.0

Medical insurance

Our platform introduces a comprehensive range of medical insurance products, which are intended to address the diverse medical needs of consumers and their loved ones. The medical insurance products typically cover extensive medical expenses related to outpatient care, diagnostic tests, surgery and hospitalization.

Critical illness insurance

The critical illness insurance products available on our platform can support insurance consumers and/or their loved ones in the event of a critical illness. The critical illness insurance products typically cover a wide range of medical conditions, including cancer, stroke, heart disease, paralysis and others.

Other short-term and life insurance

We provide our consumers with certain other insurance products on our platform to offer financial security to consumers and their beloved ones in unpredictable circumstances. Our other insurance products primarily include accident insurance products and annuity insurance products.

Leveraging the increasingly diversified insurance products available on our platform, we are able to provide insurance consumers with extensive choices of insurance coverage plans.

Partnered Insurance Carriers

We maintain stable and close relationships with leading insurance carriers in China. We distribute insurance products underwritten by partnered insurance carriers and do not bear any underwriting risk. We have an actuarial team and assist insurance carriers in customizing insurance products based on our data-driven analysis of consumer demand. We also provide system services to support insurance carriers’ online insurance business. We have helped partnered insurance carriers achieve significant increase in insurance sales. We distributed approximately 12.5 million, 22.4 million and 30.7 million new insurance policies in 2023, 2024 and 2025, respectively. In the meantime, we have been widely recognized by insurance carriers with our revenue increasing by 60.6% from RMB2,045.2 million in 2023 to RMB3,284.5 million in 2024, and by 33.1% to RMB4,373.2 million (US$625.4 million) in 2025. We aim at expanding partnered insurance carriers base and bringing value to more insurance carriers through continuously optimized services and technologies.

Technology Capabilities

By harnessing our advanced technology infrastructure and data-driven insights into the online insurance industry, we continually refine our products and services, enhance cost efficiency, and elevate user experiences. Drawing from the wealth of user data generated by our rapidly expanding operations in China, we continually sharpen our technology capabilities to streamline our business operations. Our aim is to leverage industry-leading technologies to maximize the utility of our engine, deliver an exceptional user experience, drive policy sales on our platform, and enhance the commercial success of our partnered insurance carrier.

We have achieved developments in our large language model (LLM) capabilities to enhance productivity and intelligence across our platforms. We have deployed a series of LLM-powered agents to automate manual tasks in R&D and testing, improving coding efficiency, test coverage, issue detection, and system stability. An internal agent development platform is being built to enable business units to rapidly and cost-effectively develop customized agent applications. Our proprietary RAG system now incorporates advanced GraphRAG technology to accurately distinguish and interpret clauses across complex documents, addressing a common industry challenge. We have also scaled our RAG-based enterprise knowledge platform to improve knowledge access company-wide. In multi-modal AI, we developed a speech emotion recognition model with over 80 million parameters to capture nuanced emotional cues from voice signals, and have scaled our proprietary voice cloning engine to further enhance user experience.

Networks of Interconnected Models

Our consistent achievements as a technology-driven insurance distributor can be attributed to the continuous evolution of our networks of interconnected models. These models are founded on state-of-the-art technologies in the field, encompassing deep learning, reinforcement learning, operations optimization, and natural language processing. Throughout our journey, we have developed 4,988 models, including 946 media models, 3,298 user models, and 744 product models, and analyzed user data with over 5,700 labels as of December 31, 2025, to make precise predictions and improve our operational efficiency.

We have established a model architecture that makes for more informed decision-making throughout our business operations. Our model architecture supports our media model network, user model network and product model network, which combine to form a comprehensive network of interconnected models, which empowers us to boost the sales of insurance products on our platform and maximize the value that we can create for all of our stakeholders.

To maintain and assess the performance of our models, we have implemented a comprehensive and quantifiable evaluation system called EvalMatrix. This system defines various performance indicators, including precision rate and recall rate, specific to each model, allowing us to measure and scrutinize our performance. Furthermore, leveraging automated deployment tools and platforms, we have streamlined the model deployment process, reducing the time required to within three minutes. This enhanced efficiency enables us to respond more swiftly to the evolving demands of our business operations.

Insurance Knowledge Graph

Our powerful Insurance Knowledge Graph is driven by advanced natural language processing technologies, including text recognition, entity recognition, and sequence labeling models. Insurance Knowledge Graph parses the policy terms of more than 6,000 different insurance products from various carriers to play an active role in providing automated insurance consultation and product recommendations. As a result, insurance consumers are provided with products recommendations tailored to their specific and evolving demands.

Empowering Insurance Carriers with Technology

We offer various services that cater to the specific needs of partnered insurance carriers in their online insurance business. The range of services includes strategic technical advisory services, full consumer service cycle engine application, as well as capacity building for intelligent insurance. The technical advisory services provide valuable insights and recommendations, enabling insurance carriers to make informed decisions regarding their technological infrastructure, software applications, and digital strategies. The application of a full consumer service cycle engine ensures a streamlined and efficient consumer journey, encompassing all key steps from inquiries to policy issuance, claims settlement, and ongoing support. Furthermore, we offer capacity building services that empower insurance carriers to leverage the power of our engine for insurance intelligence. By implementing machine learning-driven solutions such as chatbots, partnered insurance carriers can enhance their response times and deliver exceptional consumer service.

Data Security and Personal Information Protection

We have been committed to protecting data security and personal information since our inception. In accordance with the PRC Personal Information Protection Law, we have implemented comprehensive and rigorous internal rules and policies to govern how we may acquire, use and share data and personal information, as well as protocols, technologies and systems in place to ensure that such information will not be accessed or disclosed improperly. Users on our platform must acknowledge the terms and conditions of the “personal information protection policy” before purchasing insurance products, under which they consent to our collection, use and disclosure of their data in compliance with applicable laws and regulations. We limit access to our servers that store user and internal data to the minimized extent that is necessary for providing services and all user information we provide to third parties, such as insurance carriers, also to such extent. We adopt an encryption system intended to ensure the secured storage and transmission of data and personal information, and prevent any unauthorized member of the public or third parties from accessing or using the data and personal information in any unauthorized manner. Furthermore, we employ multiple other safety solutions to prevent and address risks in data security, user privacy and others, such as data encryption and de-sensitization, installing firewall, establishing data backup system, vulnerability scanning and regular safety auditing of database. Our board of directors has general oversight power over cybersecurity issues and delegates the daily supervision responsibility to our chief technology officer, Mr. Bo Wang. The head of cybersecurity team responsible for cybersecurity directly reports cybersecurity status to Mr. Bo Wang, and in case of a significant cybersecurity incident, Mr. Bo Wang will report the incident to our board of directors to take appropriate and timely measures in response to the incident.

Risk Management

We have established risk management and internal control system by adopting various policies and procedures covering all aspects of our business, and we are dedicated to continually improving these policies and procedures. We are committed to operating our business in compliance with laws and regulations and we have obtained the requisite licenses to conduct insurance intermediary business in China. Our legal and compliance professionals contribute to our risk management and internal control efforts by tracking regulatory policies and requirements, formulating compliance policies and procedures and ensuring their implementation, promoting a corporate culture of staying compliant with regulatory requirements, conducting self-inspection and internal control over various business departments, and monitoring and reviewing our advertisement, products and services from time to time. We have in place an anti-bribery and anti-corruption policy to safeguard against any corruption within our company. We have an internal reporting channel that is open and available for our employees to report any suspected corrupt acts. In addition, to uphold our commitment of protecting the interests of insurance consumers, we also closely monitor and address fraud risks that insurance consumers may encounter throughout different phases of their insurance journey, including but not limited to insurance purchase, policy renewal, payment of premiums, and claim settlement.

We have invested significant resources in our technology system to support risk management, and we have developed a robust technology system for the integration with our partnered insurance carriers’ systems and the daily functioning of our internal risk management processes. For details of our measures to protect data security and personal information, see “Item 16K. Cybersecurity.”

Sales and Marketing

Recognizing that brand awareness and image are key to our success in China’s online insurance market, we have been focusing on establishing our business presence and building our brand as a trustworthy online insurance distributor. Within a period of as short as three years, we have become a leading player in China’s online insurance market. By offering competitive insurance products on our platform and maintaining top-notch service quality throughout a consumer’s journey with us, we present ourselves as an accessible, reliable and valuable online insurance solutions provider. With the continual improvement of our brand reputation in the market, an increasing number of insurance carriers are inclined to partner with us, which in turn boosts our efforts in consumer acquisition and retention by virtue of the offerings of more attractive insurance products. Such virtuous, self-reinforcing cycle empowers us to continually expand our brand influence and market share, laying a solid foundation for our sustainable operations and long-lasting success in China.

Leveraging our technological power enabled by our technology teams, we have been able to make sales and marketing efforts in an intelligent and cost-effective manner. In order to implement customized marketing strategies for potential consumers with different backgrounds to improve the efficiency in acquiring insurance consumers, we divide potential consumers into different groups and conduct consumer profiling for each group utilizing our leading data capacities. Moreover, our highly developed model infrastructure enables us to reach out to and effectively attract a much larger base of people, which helps us connect to more consumers and drive up sales. By accurately matching potential and existing consumers with appropriate insurance products, our model infrastructure also substantially increases the odds for the success of our marketing strategies. Furthermore, enabled by our leading edge in data analytics, we keep monitoring the overall efficiency and commercial returns of our sales and marketing efforts, which allows us to continually optimize our marketing strategies at the group level and improve the return on investment of our marketing campaigns.

Competition

The online insurance industry in China is rather competitive. Our current or potential competitors include (i) other online independent insurance product and service platforms, (ii) traditional insurance intermediaries, (iii) online direct sales channels of large insurance carriers, (iv) major internet companies that have commenced insurance distribution businesses, and (v) other online insurance technology companies. We compete primarily on the basis of cutting-edge technologies, effective consumer acquisition and efficient consumer conversion capabilities, capabilities of designing popular customized products based on deep understanding of consumer needs, best-in-class consumer service capabilities, well-established business relationships with insurance carriers proven by enhancing their operational efficiency and increasing their sales.

Facilities

Our principal offices are located in Beijing, China, and we have also leased offices in Guangzhou, Hechi, Nanjing and Hong Kong as of December 31, 2025. As of December 31, 2025, our leased offices had an aggregate gross floor area of approximately 7,627 square meters. These leases vary in duration from six months to three years.

We lease all the facilities that we currently occupy from independent third parties. We believe that the facilities that we currently lease are generally adequate to meet our needs for the foreseeable future.

Intellectual Property

We rely on a combination of patents, copyrights, trademarks and trade secret laws and restrictions on disclosure to protect our intellectual property rights. We own software copyrights to the business system and platform software we developed in-house. Under the confidentiality agreements we enter into with our employees, they acknowledge that during the course of their employment all intellectual property rights generated by the employees, jointly with others, or by procuring others to conceive, develop, or research due to the performance of duties or use of material and technical conditions, business information, know-how, confidential information belong to us.

We also closely monitor any infringement or misappropriation of our intellectual property rights. As of December 31, 2025, we had registered 94 copyrights, 187 trademarks and 61 domain names in Chinese mainland.

Insurance

As we operate primarily online, we do not maintain property insurance policies covering users, equipment and facilities for injuries, death or losses due to fire, earthquake, flood or any other disaster. Consistent with customary industry practice in China, we do not maintain business interruption insurance, nor do we maintain key-man life insurance.

Legal Proceedings

From time to time, we may become a party to various legal or administrative proceedings arising in the ordinary course of our business, including labor disputes, consumer complaints in relation to our business operations, and other dissatisfactions, administrative penalties in relation to our advertisements, and trademark and copyright disputes with third parties. We are currently not a party to, and we are not aware of any threat of, any legal or administrative proceedings that, in the opinion of our management, are likely to have any material and adverse effect on our business, results of operations or financial condition.

Regulation

This section sets forth a summary of the most significant rules and regulations that affect our business and operations in China:

Regulations Related to Foreign Investment in China

The establishment, operation and management of companies in China are governed by the PRC Company Law, which was promulgated in 1993, last amended on December 29, 2023 and came into effect on July 1, 2024. The PRC Company Law applies to both PRC domestic companies and foreign-invested companies. The direct or indirect investment activities of a foreign investor shall be governed by the PRC Foreign Investment Law and its implementation rules. The Foreign Investment Law is promulgated by the National People’s Congress of the PRC, or the NPC, on March 15, 2019, and has taken effect since January 1, 2020, which replaced the PRC Equity Joint Venture Law, the PRC Cooperative Joint Venture Law and the PRC Wholly Foreign-owned Enterprise Law. The Foreign Investment Law adopts the administrative system of pre-entry national treatment along with a negative list for foreign investments, establishing the basic framework for the access to, and the promotion, protection and administration of foreign investments in view of investment protection and fair competition.

Pursuant to the Foreign Investment Law, “foreign investments” refer to any direct or indirect investment activities conducted by any foreign individual, enterprise, or organization (collectively referred to as “foreign investors”) in the PRC, which includes any of the following circumstances: (i) foreign investors establishing foreign-invested enterprises, or FIEs, in the PRC solely or jointly with other investors; (ii) foreign investors acquiring shares, equity interests, property portions or other similar rights and interests thereof within the PRC; (iii) foreign investors investing in new projects in the PRC solely or jointly with other investors; and (iv) other forms of investments as defined by laws, regulations, or as otherwise stipulated by the State Council of the PRC. According to the Foreign Investment Law, the State Council shall promulgate or approve a list of special administrative measures for access of foreign investments, or the Negative List. The Foreign Investment Law grants national treatment to foreign-invested entities, except for those foreign-invested entities that operate in industries deemed to be either “restricted” or “prohibited” in the Negative List promulgated and amended by the National Development and Reform Commission, or the NDRC and the Ministry of Commerce from time to time. The Foreign Investment Law provides that foreign investors shall not invest in the “prohibited” industries, and shall meet certain requirements as stipulated under the Negative List for investing in “restricted” industries.

In addition, the Foreign Investment Law also provides several protective rules and principles for foreign investors and their investments in the PRC, including, among others, (i) that local governments shall abide by their policy commitments to the foreign investors and contracts concluded with the foreign investors in accordance with the law; (ii) FIEs are allowed to issue stocks and corporate bonds; except for special circumstances, in which case statutory procedures shall be followed and fair and reasonable compensation shall be made in a timely manner, expropriation or requisition of the investment of foreign investors is prohibited; (iii) mandatory technology transfer is prohibited; and (iv) the capital contributions, profits, capital gains, proceeds out of asset disposal, licensing fees of intellectual property rights, indemnity or compensation legally obtained, or proceeds received upon settlement by foreign investors within the PRC, may be freely remitted inward and outward in Renminbi or a foreign currency. Also, foreign investors or FIEs should assume legal liabilities for failing to report investment information in accordance with the requirements. Furthermore, the Foreign Investment Law provides that FIEs established prior to the effectiveness of the Foreign Investment Law may maintain their original organization form within five years after January 1, 2020.

On December 26, 2019, the State Council of the PRC further issued the Implementation Rules of the Foreign Investment Law, which came into effect on January 1, 2020, and replaced the Regulations on Implementing the PRC Equity Joint Venture Law, the Provisional Regulations on the Duration of PRC Equity Joint Venture Law, the Regulations on Implementing the PRC Cooperative Joint Venture Law, and the Regulations on Implementing the PRC Wholly Foreign-owned Enterprise Law. The Implementation Rules of the Foreign Investment Law restates certain principles of the Foreign Investment Law and further provides that, among others, (i) if an FIE established prior to the effective date of the Foreign Investment Law fails to adjust its legal form or governance structure to comply with the provisions of the PRC Company Law or the PRC Partnership Enterprises Law, as applicable, and complete amendment registration before January 1, 2025, the enterprise registration authority will not process other registration matters of the FIE and may public such non-compliance thereafter; and (ii) the provisions regarding equity interest transfer and distribution of profits and remaining assets as stipulated in the contracts among the joint venture parties of an FIE established before the effective date of the Foreign Investment Law may, after adjustment of the legal form and governing structure of such FIE, remain binding upon the parties during the joint venture term of the enterprise.

On September 6, 2024, the NDRC, and the Ministry of Commerce promulgated the Special Administrative Measures for Access of Foreign Investment (Negative List) (2024 Edition), or the 2024 Negative List, which came into effect on November 1, 2024. In addition, the NDRC and the Ministry of Commerce promulgated the Encouraged Industry catalog for Foreign Investment (2025 Edition), or the 2025 Encouraged Industry catalog, on December 15, 2025, which came into effect on February 1, 2026. Industries not listed in the 2024 Negative List and 2025 Encouraged Industry catalog are generally open for foreign investments unless specifically restricted by other PRC laws. The establishment of wholly foreign-owned enterprises is generally allowed in encouraged and permitted industries. Some restricted industries are limited to equity or contractual joint ventures, while in some cases Chinese partners are required to hold the majority equity interests in such joint ventures. In addition, foreign investment in projects in a restricted category is subject to government approvals. Foreign investors are not allowed to invest in industries in the prohibited category.

Pursuant to the Provisional Administrative Measures of Filing on Establishment and Modifications for Foreign Invested Enterprises promulgated by the Ministry of Commerce on October 8, 2016, and amended on July 30, 2017 and June 29, 2018, establishment and changes of FIEs not subject to approvals under the special entry management measures shall be filed with the relevant commerce authorities. However, as the Foreign Investment Law has taken effect, the Ministry of Commerce and the State Administration for Market Regulation, or the SAMR, jointly issued the Foreign Investment Information Report Measures on December 30, 2019, which has been in effect since January 1, 2020. According to the Foreign Investment Information Report Measures, which repealed the Provisional Administrative Measures of Filing on Establishment and Modifications for Foreign Invested Enterprises, foreign investors or FIEs shall report their investment-related information to the competent local counterparts of the Ministry of Commerce through Enterprise Registration System and National Enterprise Credit Information Notification System.

On December 19, 2020, the NDRC and the Ministry of Commerce jointly promulgated the Measures on the Security Review of Foreign Investment, effective on January 18, 2021, which sets forth the provisions concerning the security review mechanism on foreign investment, including, amongst others, the types of investments subject to review, review scopes and procedures. The Measures on the Security Review of Foreign Investment defines foreign investment as direct or indirect investment by foreign investors in the PRC, which includes (i) investment in new onshore projects or establishment of wholly foreign owned onshore companies or joint ventures with foreign investors; (ii) acquiring equity or asset of onshore companies by merger and acquisition; and (iii) onshore investment by and through any other means. It further requires that foreign investors or their domestic affiliates to apply for clearance of national security review before they conduct any investment into any of the following fields: (i) investment in the military industry or military-related industry, and investment in areas in proximity of defense facilities or military establishment; and (ii) investment in any important agricultural product, important energy and resources, critical equipment manufacturing, important infrastructure, important transportation services, important cultural products and services, important information technologies and internet products and services, important financial services, critical technologies and other important fields which concern the national security where actual control over the invested enterprise is obtained. The Office of the Working Mechanism of the Security Review of Foreign Investment, or the Office of the Working Mechanism, is established under NDRC, who will lead the task together with MOFCOM. Foreign investor or relevant parties in Chinese mainland must declare the security review to the Office of the Working Mechanism prior to the investments in, among other industries, important cultural products and services, important information technology and internet products and services, important financial services, key technologies and other important fields relating to national security, and obtain control in the target enterprise. If the relevant parties implement such transactions without making declaration, the Office of the Working Mechanism may require such parties to declare the security review within a time limit, order the disposal of equity or assets, or take other necessary measures to restore the status quo and eliminate the impact on national security.

Regulations Related to Value-Added Telecommunications Services

Pursuant to the PRC Telecommunications Regulations, or the Telecommunications Regulations, promulgated by the State Council on September 25, 2000, amended on July 29, 2014, and February 6, 2016, which provides a regulatory framework for telecommunications services providers in the PRC, telecommunications services are categorized into basic telecommunications services and value-added telecommunications services and the telecommunications services providers are required to obtain operating licenses prior to the commencement of their operations. Pursuant to the Classification catalog of Telecommunications Business (2015 version) as last amended on June 6, 2019, or the Telecom catalog, “value-added telecommunication services” was further classified into two sub-categories and 10 items. Both online data processing and transaction processing services and information services fall within the second subcategory of value-added telecommunications businesses. Under the Telecommunications Regulations, commercial operators of value-added telecommunications services must first obtain an operating license from the Ministry of Industry and Information Technology of the PRC, or the MIIT, or its provincial level counterparts.

Pursuant to the Telecom catalog, the “online data processing and transaction processing services” mean the online data processing and transaction/affair processing services provided for users through public communication networks or the internet, using various kinds of data and affair/transaction processing application platforms connected to various kinds of public communication networks or the internet. Online data processing and transaction processing services include transaction processing services, electronic data interchange services and network/electronic equipment data processing services. A telecommunication services operator engaged in online data processing and transaction processing services shall obtain a value-added telecommunications business operating license for “online data processing and transaction processing services,” or the EDI License.

Pursuant to the Telecom catalog, the “information services” refer to the information services provided for users via the public communication network or the internet and by the information collection, development, processing and construction of information platforms. By technical service methods of information organization and transmission, among others, the “information services” are classified into information release platforms and transmission services, information retrieval and inquiry services, information community platform services, instant information interaction services as well as information protection and processing services. The Administrative Measures on Internet Information Services, or the Internet Content Measures, which was promulgated by the State Council on September 25, 2000 and most recently amended on January 20, 2025, sets out guidelines on the provision of internet information services. The Internet Content Measures classifies internet information services into commercial internet information services and non-commercial internet information services. Pursuant to the Internet Content Measures, commercial internet information services refer to the service activities of compensated provision to online subscribers through the internet of information or website production; non-commercial internet information services refer to the service activities of non-compensated provision to online subscribers through the internet of information that is in the public domain and openly accessible. The Internet Content Measures requires that a provider of commercial internet information services shall obtain a value-added telecommunications business operating license for “internet information services,” or the ICP License. The Internet Content Measures further requires that a provider of non-commercial internet information services shall carry out record-filing procedures with the MIIT or its provincial level counterparts. Moreover, pursuant to the Internet Content Measures, internet information service providers shall post their ICP License numbers or record-filing numbers in a prominent place on the homepage of their websites. In addition, the Internet Content Measures specifies a list of prohibited content. Internet information service providers are prohibited from producing, copying, publishing or distributing information that is humiliating or defamatory to others or that infringes the legal rights of others. Internet information service providers must monitor and control the information posted on their websites. If any prohibited content is found by an internet information service provider, it must immediately stop the transmission thereof, save the relevant records and make a report thereon to the relevant authority of the State. Pursuant to the Internet Content Measures, internet information service providers that violate such prohibition may face criminal charges or administrative sanctions.

Pursuant to the Regulations for the Administrative Measures of Foreign-Invested Telecommunications Enterprises, or the FITE Regulation (2016 Version), which was promulgated by the State Council on December 11, 2001 and amended on September 10, 2008 and February 6, 2016, and the 2024 Negative List, the ultimate foreign equity ownership in a value-added telecommunications services provider shall not exceed 50%, except for e-commerce business, domestic multi-party communications services business, store-and-forward business and call center business which may be 100% owned by foreign investors. In order to acquire any equity interest in a value-added telecommunication business in China, the main foreign investor must satisfy a number of stringent performance and operational experience requirements, including demonstrating a good track record and experience in operating a value-added telecommunication business overseas. On March 29, 2022, the Decision of the State Council on Revising and Repealing Certain Administrative Regulations, which took effect on May 1, 2022, was promulgated to amend certain provisions of regulations including the FITE Regulation (2016 Version), pursuant to which the main foreign investor contemplating to acquire equity interest in a value-added telecommunications services provider in China will not be required to demonstrate good track records and experience in operating a value-added telecommunication business overseas.

On July 13, 2006, the Ministry of Information Industry of the PRC, or the MII, which is the predecessor of the MIIT promulgated the Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Business, or the MII Circular, pursuant to which, a PRC domestic company that holds a value-added telecommunications business operation license is prohibited from leasing, transferring or selling the license to foreign investors in any form, and from providing any assistance, including providing resources, sites or facilities, to foreign investors that conduct value-added telecommunications business illegally in China. If a license holder fails to comply with the requirements in the notice and cure such non-compliance, the MIIT or its local counterparts have the discretion to take measures against such license holders, including revoking their valued-added telecommunication business operating licenses. In addition, under the MII Circular, the Internet domain names and registered trademarks used by a foreign-invested value-added telecommunications service operator shall be legally owned by that operator or its shareholders.

On April 8, 2024, the MIIT issued the Circular on Launching the Pilot Program of Expanding the Opening-up of Value-Added Telecommunications Services, which provides, among others, the removal of foreign ownership ratio restrictions for specific value-added telecommunications services, including (i) the Internet data centers (IDC), (ii) the content delivery networks (CDN), (iii) the Internet access services (ISP), (iv) the online data processing and transaction processing services, (v) the information release platform and transmission services (excluding internet news information, online publishing, online audio-visual, and internet cultural operation services), and (vi) information protection and processing services, in the pilot areas of Beijing, Shanghai, Hainan, and Shenzhen. Foreign-invested companies that plan to carry out the aforementioned value-added telecommunications services in such pilot areas and meet specific business operation requirements should apply to the MIIT for a pilot approval of value-added telecommunications business operations. The MIIT will have discretion as to whether to grant the license. However, there remains substantial uncertainties as to whether and what qualification requirements will be imposed on or applied to, a foreign investor with respect to holding equity interest in a value-added telecommunications services provider in China.

In view of these restrictions on foreign direct investment in value-added telecommunication services under which our business falls into, we have established the VIE to engage in value-added telecommunication services, including operation of our websites.

The VIE, Yuanbao Shuke (Beijing) Technology Co., Ltd., has obtained a value-added telecommunication business operation license for providing online data processing and transaction processing services (only limited to e-commerce business) and information services business (only limited to internet information services), which will expire on February 7, 2030.

Regulations Related to Insurance Industry

The insurance industry in the PRC is subject to various regulatory provisions and guidelines formulated by the PRC regulatory authorities. Between 1998 and 2018, the CIRC was the regulatory authority responsible for the supervision of the Chinese insurance industry. In March 2018, the Chinese Banking and Insurance Regulatory Committee, or the CBIRC, was established as the result of the merger between the CIRC and the China Banking Regulatory Commission, and became the new regulatory authority for the supervision of the Chinese insurance industry. In March 2023, the State Council announced a reform plan, pursuant to which the National Administration of Financial Regulation, or the NAFR, was established based on the former CBIRC and became the current regulatory authority supervising the Chinese insurance industry.

Insurance activities undertaken within the PRC are primarily governed by the Insurance Law of the PRC, which was promulgated by the SCNPC, on June 30, 1995, and last amended in 2015, and the related rules and regulations. The Insurance Law of the PRC, comprising general principles, insurance contracts, insurance companies, insurance operational standards, supervision and regulation of the insurance industry, insurance agencies and insurance brokerage companies, legal liabilities and supplementary provisions, sets out the legal framework for regulating the insurance companies.

The Administrative Measures for the Licenses of Banking and Insurance Institutions (2021), which was issued by the CBIRC on April 28, 2021, and took effect from July 1, 2021, stipulate that banking and insurance institutions, including insurance brokerage companies, professional insurance agencies and other insurance intermediaries, shall, when conducting financial business, legally obtain a relevant financial license and a business license issued by the CBIRC. On January 27, 2026, the NFRA promulgated the Administrative Measures for the Licenses of Banking and Insurance Institutions (2026), which will take effect on June 1, 2026 and replace the Administrative Measures for the Licenses of Banking and Insurance Institutions (2021) thereafter.

On October 28, 2021, the CBIRC promulgated the Implementing Measures for Administrative Licensing and Record-filing of Insurance Intermediaries which became effective on February 1, 2022. The CBIRC and its local offices shall, in accordance with the provisions of these Measures, implement administrative license and recordation of insurance intermediary business and senior executives.

Insurance Brokerage

Our subsidiaries, Yuanbao Insurance Brokerage (Beijing) Co., Ltd. and Fumin Insurance Brokerage Co., Ltd., as insurance brokers, obtained the insurance intermediary license, and our subsidiary Hong Kong ASIA International Insurance Brokers Limited, as an insurance brokers, obtained the insurance broker company license.

Pursuant to the Insurance Law of the PRC, an insurance broker is an entity that, in the interest of the insurance applicants, provides intermediary services between the insurance applicants and the insurance companies for the conclusion of insurance contracts, and collects commissions for such services in accordance with relevant laws.

On February 1, 2018, the CIRC promulgated the Provisions on the Supervision and Administration of Insurance Brokers, or the Insurance Brokerage Provisions, which came into effect on May 1, 2018. The Insurance Brokerage Provisions specifies the provisions regarding market access and exit, operating rules, industry self-discipline, monitor and inspection and legal obligations for insurance brokers.

According to the Insurance Law of the PRC and the Insurance Brokerage Provisions, to operate insurance brokerage businesses within the territory of the PRC, an insurance brokerage company shall satisfy the following requirements stipulated by the CIRC and obtain a license to operate insurance brokerage business: (i) its shareholders meet the requirements stipulated in the Insurance Brokerage Provisions, and make capital contribution with their self-owned, true and lawful funds instead of bank loans or non-self-owned funds in various forms; (ii) its registered capital meets the requirements of the Insurance Brokerage Provisions and the registered capital shall be entrusted in accordance with the relevant provisions of the CIRC; (iii) its business scope recorded in the business license is in compliance with the relevant provisions of the CIRC; (iv) its articles of association is in conformity with the relevant provisions; (v) its company name is in conformity with the Insurance Brokerage Provisions; (vi) its senior managers meet the qualification requirements stipulated in the Insurance Brokerage Provisions; (vii) it has established a governance structure and internal control system as stipulated by the CIRC, and a scientifically and reasonably feasible business mode; (viii) it has a fixed premise in line with its business scale; (ix) it has a business and financial information management system as stipulated by the CIRC; and (x) other conditions specified by laws and administrative regulations or prescribed the CIRC. Besides, the minimum registered capital of an insurance brokerage company that conducts business in regions not limited to the provincial level is RMB50 million. The minimum registered capital of an insurance brokerage company that conducts business within the provincial level is RMB10 million. An insurance brokerage company shall not operate insurance brokerage business until it obtains the license, and it shall register the relevant information in a regulatory information system as prescribed by the CIRC in time.

The Insurance Brokerage Provisions also requires an insurance brokerage company to procure professional liability insurance or pay a deposit within twenty days upon obtaining a license to operate insurance brokerage business. If an insurance brokerage company intends to procure professional liability insurance, it shall ensure such the insurance remains valid. The maximum compensation for each accident under the professional liability insurance procured by an insurance brokerage company shall be no less than RMB1 million. One-year accumulated maximum compensation shall be no less than RMB10 million and no less than the insurance brokerage company’s income from principal business in the previous year. If an insurance brokerage company intends to pay a deposit, the deposit shall be paid at 5% of its registered capital; if an insurance brokerage company increases its registered capital, the amount of the deposit shall be increased proportionately. The deposit shall be stored in a designated account in the form of a bank deposit in a commercial bank or in any other form approved by the CIRC. Under any of the following circumstances, an insurance brokerage company may use the deposit: (i) decrease of registered capital; (ii) cancelation of license; (iii) taking out of professional liability insurance in conformity with the conditions; or (iv) other circumstances provided by the CIRC. An insurance brokerage company shall report in written form to the local branch of the CIRC within five days from the day when it uses the deposit.

On May 12, 2020, the Notice by the General Office of the China Banking and Insurance Regulatory Commission of Effectively Strengthening the Administration of Practitioners of Professional Insurance Intermediaries was issued. Under such notice, “practitioners of professional insurance intermediaries” refer to agent practitioners of professional insurance agencies, brokerage practitioners of insurance brokers, etc. Such notice stipulates that professional insurance intermediaries shall comply with certain requirements, including among others, (i) to fully assume the administration responsibilities; (ii) to strengthen the overall administration of practitioners; (iii) to conduct strict administration of the recruitment of practitioners; (iv) to conduct strict administration of the training of practitioners; (v) to establish the classification system for practitioners’ sales capabilities; (vi) to conduct strict integrity administration of practitioners; and (vii) to lay a solid foundation for the administration of practitioners.

Pursuant to the Insurance Brokerage Provisions, an insurance broker and its practitioners shall not engage in the following acts or behaviors: (i) deceive or mislead the insurer, the applicant, the insured or the beneficiary; (ii) conceal any important circumstances relating to the insurance contract; (iii) obstruct the applicant from fulfilling his or her obligation to tell the truth, or induce the applicant not to fulfill the same; (iv) grant or commit to grant to the applicant, the insured or the beneficiary any interest other than that provided in the insurance contract; (v) compel or induce the applicant to enter or restrict the applicant from entry into an insurance contract by using their administrative power, position or the advantage of their profession and other improper means; (vi) forge or alter the insurance contract without authorization or providing false evidence for parties to the insurance contract; (vii) misappropriate, retain or embezzle the premiums or insurance benefits; (viii) make use of the advantages of the business to obtain improper benefits for other institutions or individuals; (ix) defraud insurance benefits in collusion with the applicant, the insured or the beneficiary; or (x) disclose trade secrets of the insurer, the applicant or the insured known during the business activities. An insurance broker and its practitioners shall not solicit or accept any remuneration or other property other than those as agreed upon in the contract and granted by any insurance company or its staff or take advantage of executing the insurance brokerage business to obtain other illegal benefits in the course of carrying out the insurance brokerage business.

The Insurance Brokerage Provisions also sets out the requirements for senior officers of an insurance broker, such as education, work experience and good character. It also provides that senior officers of an insurance broker shall obtain the employment qualification approved by the local branches of CIRC prior to the assumption of duty.

In addition, pursuant to the Insurance Law of the PRC, the examination and approval of the qualification of insurance brokerage practitioners have been canceled. Pursuant to the Insurance Brokerage Provisions and the Notice on Relevant Issues on the Administration of Practitioners of Insurance Intermediaries, which was promulgated by the CIRC on August 3, 2015, before an insurance intermediary practitioner begins to practice, his or her employer shall complete the practicing registration in the insurance intermediary regulatory information system of the CIRC for him or her, and the qualification certificate shall not be served as a necessary condition for the administration of practicing registration.

Insurance Agencies

Pursuant to the Insurance Law of PRC and the Provisions on the Supervision and Administration of Insurance Agencies, or the Insurance Agencies Provisions, which was promulgated on November 12, 2020 and came into effect on January 1, 2021, an insurance agency is an entity, which has been authorized by an insurer to transact insurance business on its behalf within the scope of authorization and gets in return agency’s commissions to be collected from the insurer.

The Insurance Agencies Provisions stipulates the rules of market access and exit, operating rules, industry self-discipline, monitor and inspection and legal obligations for insurance agencies (including professional insurance agencies, sideline insurance agencies and individual insurance agents). “Professional insurance agencies” mean insurance agencies and their branch offices that are lawfully formed according to the law and that specialize in insurance agency business. A professional insurance agency may operate all or part of the following businesses: (i) selling insurance products as an agent; (ii) collecting insurance premium as an agent; (iii) conducting loss investigation and claims settlement concerning insurance business; and (iv) any other insurance agency-related businesses stipulated by the state council insurance regulatory and supervisory authority.

According to the Insurance Agencies Provisions, a professional insurance agency engaging in insurance agency business within the territory of the PRC shall satisfy the qualification requirements specified by the insurance regulatory authority under the State Council and obtain the Insurance Agency License. The minimum registered capital of a professional insurance agency that conducts business in regions not limited to the provincial level is RMB50 million, while the minimum registered capital of a professional insurance agency that conducts business within the provincial level is RMB20 million. The registered capital of a professional insurance agency shall be paid-up in full. Where a professional insurance agency that conducts business in regions not limited to the provincial level where its registration formalities are undergone intends to engage in insurance agency business in a place other than its registration place, it shall form a local branch (including branch company and business department). To form a branch, a provincial branch company shall be established first to be designated to handle the matters concerning application for administrative licensing, and submission or regulatory reports and statements, among others, and to be responsible for managing other branches.

According to the Insurance Agencies Provisions, a professional insurance agency shall procure professional liability insurance or deposit margin within twenty (20) days from the date of obtaining the insurance agency business license. The compensation limit of the professional liability insurance purchased by the professional insurance agency for each accident shall not be less than RMB1 million, the cumulative compensation limit of the one-year policy shall not be less than RMB10 million and shall not be less than that of the main business income of insurance agency of the previous year. A professional insurance agency shall deposit 5% of the registered capital as the cash deposit, and if a professional insurance agency increases its registered capital, it shall increase the amount of the margin proportionally.

Pursuant to the Insurance Agencies Provisions and the Notice on Relevant Issues on the Administration of Practitioners of Insurance Intermediaries, which was promulgated by CIRC on August 3, 2015, before an insurance intermediary practitioner begins to practice, his/her employer shall complete the practicing registration in the insurance intermediary regulatory information system of the CIRC for him/her, and the qualification certificate shall not serve as a prerequisite for the registration. The Insurance Agencies Provisions stipulated that if an individual insurance agent or a practitioner of an insurance agency changes such institution, the new institution shall complete practice registration for him/her and the original institution shall promptly cancel his/her practice registration within the stipulated period.

Our subsidiary, Shouxin Insurance Agency (Guangdong) Co., Ltd., as a professional insurance agency, has obtained the insurance intermediary license.

Reward and Incentive

According to the Insurance Brokerage Provisions and the Insurance Agencies Provisions, an insurance broker and a professional insurance agency both may not set payment of fees or purchase of insurance products as a condition of employment, may not promise unreasonably high return, or take the number of persons introduced directly or indirectly or sales performance as the main basis of payroll calculation.

Pursuant to the Notice on Strictly Regulating Incentive Measures of Insurance Intermediaries promulgated by the CIRC on November 15, 2010, professional insurance intermediaries may only implement equity incentive measures for sales personnel with more than two consecutive years of practice experience within such intermediaries, and may not arbitrarily expand the scope of equity incentives for rapid business growth. In implementing incentives, professional insurance intermediaries may not: (i) conduct deceptive or misleading promotion for the incentive program, including exaggeration or arbitrarily promising uncertain earning from the future listing; (ii) induce sales personnel to purchase self-insurance or purchase insurance with borrowings for incentives; or (iii) offer client equity in the name of incentive as consideration for illicit interests. According to the Circular on Further Regulating the Incentive Plans of Professional Insurance Intermediary Institutions, promulgated on February 28, 2012, by the CIRC, all professional insurance intermediary institutions shall not, by way of connecting the equity incentive plan with their listing and exaggerating proceeds brought by their listing and other means, induce any of the general public to become a salesperson, or induce salespersons or clients to buy insurance products which are inconsistent with their actual insurance needs.

Sales of Insurance Products

On September 20, 2023, the NAFR issued the Administrative Measures for Insurance Sales Conduct, which took effect on March 1, 2024. Pursuant to the measures, insurance sales conducts include pre-sales conduct, during-sales conduct and after-sales conduct. Insurance companies and insurance intermediaries are required to conduct insurance sales business within the scope of business and regional scope approved by the law and regulatory system as well as regulatory authorities. Insurance sales personnel shall not engage in insurance sales practices beyond the scope of authorization of their respective institutions. Insurance companies should establish management systems for grading insurance products. Insurance companies and insurance intermediaries should also grade their insurance sales personnel, and such grading systems for insurance sales personnel should be coordinated with insurance companies’ management systems for grading insurance products. Insurance companies and insurance intermediaries should strengthen the management of insurance sales channel business, implement the responsibility for insurance sales channel business compliance, improve the supervision of insurance sales channel compliance, and shall not use the insurance sales channel to carry out illegal and irregular activities.

On November 11, 2022, the CBIRC issued the Administrative Measures for the Disclosure of Information on Personal Insurance Products, which became effective on June 30, 2023. The administrative measures aim to regulate the disclosure of individual insurance product information. Pursuant to the administrative measures, insurance companies are required to disclose the information on their insurance products and insurance intermediaries, insurance sales personnel and insurance practitioners shall provide the information on insurance products to the public based on the information and materials on insurance products provided by insurance companies. Insurance companies, insurance intermediaries and insurance sales personnel and practitioners are required to disclose the information on insurance products to the policyholders, the insured, and the beneficiaries throughout the sales process to protect the rights of consumers.

Internet Insurance Business

On April 14, 2016, the CIRC together with 14 authorities issued the Implementation Plan for the Special Campaign on Internet Insurance Risks, which sets out the overall framework for the rectification initiative dedicated to mitigation of internet insurance risks, specifying that the special rectification initiative shall focus on regulating business operation model, optimizing market environment and improving regulatory rules, to achieve the objective of parallel promotion of innovation and risk mitigation, and the healthy and sustainable development of internet insurance.

On December 7, 2020, the CBIRC promulgated the Regulatory Measures for Internet Insurance Business, or the Internet Insurance Measures, which became effective on February 1, 2021. Pursuant to the Internet Insurance Measures, “Internet insurance business” refers to insurance operating activities such as conclusion of insurance contracts and provision of insurance services that are conducted by insurance institutions based on internet. Any entity which is not a qualified insurance institution (including the insurance company and insurance intermediary institution, such as the insurance brokerage company and insurance agency company) is not allowed to conduct internet insurance business, including without limitation consultation of insurance products, comparison of insurance products, trial calculation of insurance premiums, quotation and comparison of quotations, drafting insurance plans for policyholders, processing insurance application formalities and premium collection.

According to the Internet Insurance Measures, “self-operated online platform” refers to the online platform which is established and operated independently with complete data authority by an insurance institution for the purpose of engaging in internet insurance business. The Internet Insurance Measures requires that insurance institutions conducting internet insurance business via their self-operated online platforms in the form of websites or mobile applications shall complete the filing with the competent authority for the operation of their websites and mobile applications. An insurance institution shall sell internet insurance products or provide insurance brokerage or insurance adjustment services via its self-operated online platform or the self-operated online platform of other insurance institutions, and the internet insurance transactions being conducted through online interfaces shall be self-operated by insurance institutions only. In addition, the Internet Insurance Measures imposes technical IT requirements for insurance institutions engaged in internet insurance business. For example, the self-operated online platforms with internet insurance products sales or insuring functions and the information management systems and core business systems that support the operation of such self-operated online platforms shall be certified as Safety Level III Computer Information Systems or above level. As for the self-operated online platforms without internet insurance products sales or insuring functions and the information management systems and core business systems that support the operation of such self-operated online platforms shall be certified as Safety Level II Computer Information Systems or above level.

The Internet Insurance Measures also sets out specific requirements in relation to marketing activities conducted by insurance institutions for the marketing and promotion of insurance products or insurance services via internet media, such as websites and applications, in the form of text, pictures, audio, video or otherwise. An insurance institution shall comply with the PRC Advertising Law, laws and regulations on marketing of financial products and other relevant rules promulgated by the CBIRC when carrying out marketing activities to promote their insurance products and services. In addition, the Internet Insurance Measures also requires insurance institutions to regulate their marketing and sales activities for internet insurances products, including, among others, implementing management protocols on the qualification, training, and behavior of internet insurance practitioners and protocols on approval of content on marketing and sales of internet insurance products. The internet insurance practitioners shall conduct marketing activities of internet insurance products within the scope authorized by insurance institutions and disclose relevant information on their marketing web page, such as their personal information and insurance institution’s names. The marketing content published by the practitioners shall be uniformly made by insurance institutions. An insurance institution shall assume the primary responsibility for the internet insurance marketing activities conducted by itself and its practitioners.

The Internet Insurance Measures also sets forth specific operation and management requirements in relation to an insurance institution, including, among others, (i) an insurance institution shall adopt effective technical methods to verify the authenticity of each policyholder’s identity information, and completely record and keep the main internet insurance business process; (ii) an insurance institution shall complete practice registration for their personnel, and shall identify their qualification to engage in internet insurance business for public inquiry; (iii) the relevant fees paid by insurance companies to insurance intermediary service providers shall not be settled in cash; (iv) an insurance institution shall assume the primary responsibility for the protection of consumer information, and shall collect, process and use personal information following the principles of legality, legitimacy and necessity, and ensure the security and legality of the collection, processing and use of information; and (v) an insurance institution shall make several internal operation plans and protocols, for example, an emergency response plan for the interruption of internet insurance business operation, an internal control protocol for anti-money laundering, a consumer due diligence protocol, a protocol for keeping consumer identity data and transaction records, a protocol for the reporting of large-value transactions and suspicious transactions and an anti-fraud protocol.

On June 22, 2020, the CBIRC promulgated the Circular on Regulating the Retrospective Management of Internet Insurance Sales Practices, which took effect on October 1, 2020, setting out requirements on various aspects of online sales by insurance institutions (including insurance companies and insurance intermediaries), including sales practices, record-keeping for backtracking sales, and disclosure requirements. The Circular on Regulating the Retrospective Management of Internet Insurance Sales Practices provides that, (i) online sales pages should be displayed only on insurance institutions’ self-operated online platforms and should be separated from non-sales pages; (ii) important insurance clauses should be presented on a separate page and be confirmed by policyholders or insureds; and (iii) insurance institutions should keep records for five years after the expiry of the policy for policies with a term of one year or less and for ten years for policies with a term longer than one year for purposes of backtracking sales.

On October 12, 2021, the General Offices of the CBIRC issued the Notice on Further Regulating Matters Concerning Internet Personal Insurance Business, or the CBIRC Circular 108, to regulate the Internet personal insurance business. Pursuant to the CBIRC Circular 108, “Internet Personal Insurance Business” means the business operation activities that insurance companies publicly publicize and sell Internet personal insurance products, enter into insurance contracts, and provide insurance services on self-operated online platforms established or by entrusting insurance intermediaries to do so on such institution’s self-operated online platforms. The CBIRC Circular 108 provides, among others, that (i) the scope of Internet personal insurance products should be limited to accident insurance, health insurance (except care insurance), term life insurance, ordinary life insurance (except term life insurance) with an insurance period of more than 10 years and ordinary annuity insurance with an insurance period of more than 10 years, as well as other personal insurance products specified by the CBIRC; (ii) Internet personal insurance products that do not comply with the requirements under the CBIRC Circular 108 shall not be offered online; and (iii) each installment of premium of certain insurance products less than one year term, such as accident insurance and health insurance, shall be equal.

In addition, the CBIRC Circular 108 provides the upper limit for the predetermined fee rate and average supplemental fee rate for certain insurance products. It further requires insurance intermediary institutions that conduct the sales of ordinary life insurance products (excluding fixed term life insurance) and annuity insurance products longer than ten-year term to meet certain conditions, including, among others, having more than three years of experience in internet personal insurance business operation, and having not received any material administrative penalty due to the internet insurance business operation over the last year. Furthermore, the consumer service personnel of insurance intermediary institutions are not allowed to actively promote internet insurance products and their salary shall not be linked to the sales assessment indicators of Internet personal insurance business.

On April 14, 2025, the NFRA issued the Notice on Promoting the Deepening of Reform in the Individual Marketing System of the Life Insurance Industry, requiring life insurance companies to (i) prudently, reasonably, and differentially determine expense assumptions for products distributed through individual agency channels; (ii) improve expense allocation mechanisms and strengthen overall planning of total expenses; and (iii) enhance retrospective analysis of expense assumptions to achieve consistency among actuarial assumed expenses, budgeted expenses, and performance-assessed expenses. On September 30, 2025, the NFRA further issued the Notice on Strengthening Supervision of Non-Motor Insurance Business, requiring property and casualty insurance companies to (i) scientifically determine insurance premium rates and reasonably set predetermined supplemental fee rates and commission rate levels; (ii) ensure that intermediary fees paid for insurance sales do not exceed the maximum commission rate filed with the regulator; (iii) refrain from indirectly paying commissions through publicity fees, technical support fees, loss prevention fees, or other means; and (iv) refrain from circumventing the filed maximum commission rate through fictitious intermediary business or misstatement of expenses. Furthermore, insurance intermediaries are required to cooperate with insurance carriers in implementing these regulatory requirements, set commission levels commensurate with the value of services provided, accurately account for all revenues and expenditures, and strictly prohibit off-the-books operations.

Foreign Restriction

On December 11, 2006, the CIRC issued the Announcement of the CIRC on Permitting the Establishment of Wholly Foreign-invested Insurance Brokerage Companies by Foreign Insurance Brokerage Companies, which became effective on the same day. Such announcement provides that in five years following China’s accession into the WTO, the establishment of a wholly foreign owned enterprise to engage in insurance brokerage services shall be permitted. There shall be no other restrictions except those on the establishment conditions and business scopes.

On April 27, 2018, the CBIRC promulgated the Notice on Relaxing Restrictions on the Business Scope of Foreign-Funded Insurance Brokerage Companies, which became effective on April 27, 2018. Pursuant to this notice, the foreign-funded insurance brokerage institutions that obtain insurance brokerage business permits upon approval by the insurance regulatory authority of the State Council may engage in the following insurance brokerage businesses within the PRC: (i) drafting insurance application proposals, selecting insurers, and undergoing the insurance application formalities for insurance applicants; (ii) assisting the insured parties or beneficiaries in claiming compensation; (iii) reinsurance brokerage business; (iv) providing disaster or loss prevention or risk evaluation and management advisory services; and (v) other businesses approved by the CBIRC.

In addition, the Circular of the Chinese Banking and Insurance Regulatory Committee on Allowing Overseas Investors to Operate Insurance Agency Business in China promulgated on June 19, 2018, stipulates that professional insurance agencies established in China by overseas professional insurance agencies which have more than three (3) years’ experience in insurance agency business or by foreign invested professional insurance companies which have more than three (3) years’ experience in business may apply for operating insurance agency business, and the relevant provisions on professional insurance agencies with respect to business scope and market access shall apply to them. According to the Service Guide for Examination and Approval Matters concerning the Insurance Brokerage Business Operation License issued by the NAFR on June 16, 2023, the standard for classifying Chinese invested and foreign invested insurance brokerage companies is that an insurance brokerage company shall be deemed as a foreign-funded professional insurance brokerage company if the proportion of foreign investments therein is twenty-five percent (25%) or more after the cumulative calculation.

Pursuant to the Notice by the General Office of the CBIRC of Relevant Measures for Clarifying the Opening up of the Insurance Intermediary Market issued on December 3, 2021, professional insurance intermediaries, including professional insurance agencies, insurance brokerage institutions, and insurance adjustment institutions, established in China by foreign insurance group companies and foreign-funded insurance group companies shall be allowed to engage in relevant insurance intermediary business. Pursuant to this notice, the following qualification requirements for the foreign investor of an insurance brokerage company are abolished: (i) the foreign investor shall have engaged in insurance brokerage business for more than thirty years within the territories of World Trade Organization members; (ii) the foreign investor shall have established its representative office in China for two consecutive years; and (iii) the total assets of the foreign investor shall be no less than US$200 million as of the end of the year prior to its application.

Anti-money Laundering

The PRC Anti-money Laundering Law, or the AML Law, promulgated by the SCNPC on October 31, 2006, as amended on November 8, 2024 and effective since January 1, 2025, sets forth the principal anti-money laundering requirements applicable to financial institutions as well as specific non-financial institutions with anti-money laundering obligations, including the adoption of precautionary and supervisory measures, establishment of various systems for client identification, retention of clients’ identification information and transactions records, and reports on large transactions and suspicious transactions. Pursuant to the PRC Anti-money Laundering Law, financial institutions subject to the PRC Anti-money Laundering Law include banks, credit unions, trust investment companies, stock brokerage companies, futures brokerage companies, insurance companies and other financial institutions specified by the State Council, while the list of the specific non-financial institutions with anti- money laundering obligations will be published by the State Council. The PBOC and other governmental authorities issued a series of administrative rules and regulations to specify the anti-money laundering obligations of financial institutions and certain non-financial institutions, such as insurance brokerage companies, insurance agencies and payment institutions.

The CIRC promulgated the Administrative Measures for the Anti-money Laundering Work in the Insurance Industry, or the Insurance AML Measures, on September 13, 2011, to set forth anti-money laundering requirements applicable to insurance companies, insurance assets management companies, insurance agencies and insurance brokerage companies. Insurance brokerage companies and/or professional insurance agencies are required to provide insurance companies with customer identification information, and if necessary, copies of identification cards or other identification documents of customers, establish an internal control system for anti-money laundering, conduct anti-money laundering training, properly deal with major money-laundering cases involving them, cooperate during anti-money laundering supervision, inspections, administrative investigations, and criminal investigations, and keep confidential information related to anti-money laundering investigations. The senior management officers of insurance brokerage companies and/or professional insurance agencies are also required to be familiar with anti-money laundering laws and regulations.

On September 29, 2018, the People’s Bank of China, or the PBOC, the CIRC and China Securities Regulatory Commission, or the CSRC, jointly promulgated the Administrative Measures for Anti-money Laundering and Counter-terrorism Financing by Internet Finance Service Agencies (for Trial Implementation), effective as of January 1, 2019, which specify the anti-money laundering obligations of internet finance service agencies and regulate that the internet finance service agencies shall (i) adopt continuous customer identification measures; (ii) implement the system for reporting large-value or suspicious transactions; (iii) conduct real-time monitoring of the lists of terrorist organizations and terrorists; and (iv) properly keep the information, data and materials such as customer identification and transaction reports, etc.

We have formulated and adopted certain policies and procedures, including internal controls and “know-your-customer” procedures, aimed at preventing money laundering and terrorism financing.

Regulation Related to Cybersecurity, Data Security and Privacy Protection

Cybersecurity and Data Security

China has enacted various laws and regulations with respect to internet security and protection of personal information from any inappropriate collection activities, abuse or unauthorized disclosure. Cybersecurity and data security in the PRC are regulated and restricted from a national security standpoint. The Decision of the Standing Committee of the National People’s Congress in Relation to Protection of Internet Security enacted by the SCNPC, on December 28, 2000, as amended on August 27, 2009, provides that, among other things, the following activities conducted through the internet, if constituted a crime under PRC laws, are subject to criminal punishment: (i) hacking into a computer information system relating to state affairs, national defense or cutting-edge science and technology; (ii) intentionally inventing and spreading destructive programs such as computer viruses to attack computer systems and communications networks, thus damaging computer systems and the communications networks; (iii) in violation of national regulations, discontinuing computer networks or the communications services without authorization, as a result of which the computer network or communication system cannot function normally; (iv) leaking state secrets; (v) spreading false commercial information; (vi) infringing intellectual property rights through internet or (vii) other illegal activities provided by the Decision in Relation to Protection of Internet Security.

The Provisions on Technological Measures for Internet Security Protection, or the Internet Security Protection Measures, promulgated on December 13, 2005 and came into effect on March 1, 2006 by the MPS requires internet service providers and organizations that use interconnection implementing technical measures for internet security protection, like technical measures for preventing any matter or act that may endanger network security, for example, computer viruses, invasion or attacks to or destruction of the network. All internet access service providers are required to take measures to keep a record of and preserve user registration information. Under these measures, value-added telecommunications services license holders must regularly update information security and content control systems for their websites and must also report any public dissemination of prohibited content to local public security authorities. If a value-added telecommunications services license holder violates these measures, the MPS and the local security bureaus may revoke its operating license and shut down its websites.

According to the PRC National Security Law issued by the SCNPC on February 22, 1993 and latest revised on July 1, 2015, the State shall establish systems and mechanisms for national security review and supervision, conduct national security review on key technology, network information technology products and services related to state security to prevent and neutralize state security risks in an effective way.

On November 7, 2016, the SCNPC promulgated the PRC Cybersecurity Law, which came into effect on June 1, 2017 and was last amended on October 28, 2025, and applies to the construction, operation, maintenance and use of networks as well as the supervision and administration of cybersecurity in China. The Cybersecurity Law defines “networks” as systems that are composed of computers or other information terminals and relevant facilities used for the purpose of collecting, storing, transmitting, exchanging and processing information in accordance with certain rules and procedures. “Network operators,” who are broadly defined as owners and administrators of networks and network service providers, are subject to various security protection-related obligations, including: (i) complying with security protection obligations in accordance with tiered cybersecurity system’s protection requirements, which include formulating internal security management rules and manual, appointing cybersecurity responsible personnel, adopting technical measures to prevent computer viruses and cybersecurity endangering activities, adopting technical measures to monitor and record network operation status and cybersecurity events; (ii) formulating cybersecurity emergency response plans, timely handling security risks, initiating emergency response plans, taking appropriate remedial measures and reporting to regulatory authorities; and (iii) providing technical assistance and support for public security and national security authorities for protection of national security and criminal investigations in accordance with the law. Network service providers who do not comply with the Cybersecurity Law may be subject to fines, suspension of their businesses, shutdown of their websites or applications (Apps), and revocation of their business operation permits or their business licenses.

On December 15, 2019, the CAC, issued the Provisions on the Management of Network Information Content Ecology, or the CAC Order No. 5, which became effective on March 1, 2020, to further strengthen the regulation and management of network information content. Pursuant to the CAC Order No. 5, each network information content service platform is required, among others, (i) not to disseminate any information prohibited by laws and regulations, such as information jeopardizing national security; (ii) to strengthen the examination of advertisements published on such network information content service platform; (iii) to promulgate management rules and platform convention and improve user agreement, such that such network information content service platform could clarify users’ rights and obligations and perform management responsibilities required by laws, regulations, rules and convention; (iv) to establish convenient means for complaints and reports; and (v) to prepare annual work report regarding its management of network information content ecology. In addition, a network information content service platform must not, among others, (i) utilize new technologies such as deep-learning and virtual reality to engage in activities prohibited by laws and regulations; (ii) engage in online traffic fraud, malicious traffic rerouting and other activities related to fraudulent account, illegal transaction account or maneuver of users’ account; and (iii) infringe a third party’s legitimate rights or seek illegal interests by way of interfering with information display.

On June 10, 2021, the SCNPC promulgated the PRC Data Security Law, which took effect on September 1, 2021. The Data Security Law provides for data security and privacy obligations on entities and individuals carrying out data processing activities, introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, as well as the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, or illegally acquired or used, provides for a national security review procedure for those data activities which may affect national security, and imposes export restrictions on certain data and information. The Data Security Law provides that “data” refers to any recording of information by electronic or other means. Data processing includes the collection, storage, use, processing, transmission, availability and disclosure of data, etc.

On July 12, 2021, the CAC, the MIIT and the Ministry of Public Security, or the MPS, jointly issued the Circular of Issuing the Administrative Provisions on Security Vulnerabilities of Network Products, or Circular No. 66, which took effect on September 1, 2021. Circular No. 66 states that, no organization or individual may exploit the security vulnerabilities of network products to engage in activities that endanger network security, or to illegally collect, sell, or publish information relating to such security vulnerabilities. Anyone who is aware of the aforesaid offenses should not provide any technical support, advertising, payment settlement and other assistance to the offenders. According to Circular No. 66, network product providers, network operators, and platforms collecting network product security vulnerabilities must establish and improve channels for receiving network product security vulnerability information and keep such channels available, and retain network product security vulnerability information reception logs for at least six months. In order to ensure that security vulnerabilities in network products are fixed on a timely basis and reasonably reported, network product providers should perform certain obligations on the management of security vulnerabilities in their network products, including, among others, reporting the relevant vulnerability information to the Cybersecurity Threat and Vulnerability Information Sharing Platform of the MIIT within two days, which shall include the name, model, and version of the product affected by such security vulnerability, as well as the technical characteristics, degree of harm and scope of impact of such vulnerability. Circular No. 66 also prohibits the disclosure of undisclosed vulnerabilities information to overseas organizations or individuals other than to the network product providers.

On July 30, 2021, the State Council promulgated the Provisions on Protection of Critical Information Infrastructure Security, which took effect on September 1, 2021 and provides that “critical information infrastructures,” or CII, refers to important network facilities and information systems involved in important industries and fields such as public communication and information services, energy, transportation, water conservancy, finance, public services, e-government, national defense related science and technology industry, as well as those which may seriously endanger national security, national economy and citizen’s livelihood and public interests if damaged, malfunctioned, or if leakage of data relating thereto occurs. Pursuant to these provisions, the relevant governmental authorities are responsible for formulating the rules on identifying the CII and organizing to identify such the CII in the related industries and fields, taking into account the factors set forth in the provisions and shall notify the operators identified as critical information infrastructure operators, or CIIOs. However, as the governmental authorities may further formulate detailed rules or explanations with respect to the interpretation and implementation of such provisions, including the rules on identifying the CII in different industries and fields, it remains unclear whether we or other operators we provide network products and services to may be identified as CIIOs.

On December 28, 2021, the CAC published the Cybersecurity Review Measures, which became effective on February 15, 2022. Pursuant to the Cybersecurity Review Measures, CIIOs that purchase network products and services and network platform operators engaging in data processing activities that affect or may affect national security must be subject to the cybersecurity review. According to the Cybersecurity Review Measures, before purchasing any network products or services, a CIIO shall assess potential national security risks that may arise from the launch or use of such products or services, and apply for a cybersecurity review with the cybersecurity review office of CAC if national security will or may be affected. In addition, network platform operators who possess personal information of more than one million users, and intend to be listed at a foreign stock exchange must be subject to the cybersecurity review. The Cybersecurity Review Measures further elaborate the factors to be considered when assessing the national security risks of the relevant activities, including, among others: (i) the risk of any critical information infrastructure being illegally controlled, interfered, or sabotaged; (ii) the harm to the business continuity of any critical information infrastructure caused by the disruption of supply of these products and services; (iii) the security, openness, transparency and variety of sources of these products or services, the reliability of supply channels, as well as risks of supply interruptions due to factors such as politics, diplomacy and trade; (iv) the level of compliance with PRC laws and regulations of the product and service providers; (v) the risk of core data, important data, or a large amount of personal information being stolen, leaked, destroyed, and illegally used or cross-border transferred, (vi) the risk of critical information infrastructure, core data, important data, or a large amount of personal information being affected, controlled, or maliciously used by foreign governments and the cyber information security risk in connection with public offering, and (vii) other factors that may adversely affect the security of critical information infrastructures, cyber security or data security. If the cybersecurity review office of CAC deems it necessary to conduct a cybersecurity review, it should complete a preliminary review (including reaching a review conclusion suggestion and sending the review conclusion suggestion to the implementing body for the cybersecurity review mechanism and the relevant authorities for their comments) within 30 business days from the issuance of a written notice to the operator, or 45 business days for complicated cases. Upon the receipt of a review conclusion suggestion, the implementing body for the cybersecurity review mechanism and the relevant authorities for their comments shall issue a written reply within 15 business days. If the cybersecurity review office of CAC and these authorities reach a consensus, then the cybersecurity review office of CAC shall inform the operator in writing, otherwise, the case will go through a special review procedure. The special review procedure should be completed within 90 business days, or longer for complicated cases.

On July 7, 2022, the CAC issued the Measures for the Security Assessment of Cross-border Transfer of Data, which became effective on September 1, 2022. On March 22, 2024, the CAC promulgated the Provisions on Promoting and Regulating Cross-border Data Flow, which took effect on the same date. In accordance with such regulations, to provide data abroad under any of the following circumstances, a data processor must apply to the national cyberspace department for data security assessment through the provincial-level cyberspace administration authority: (i) outbound transfer of important data by a data processor, (ii) outbound transfer of personal information by a CIIO; (iii) outbound transfer of personal information by a personal information processor who has made outbound transfers of the personal information (excluding sensitive personal information) of 1,000,000 people cumulatively or the sensitive personal information of 10,000 people cumulatively since January 1 of the current year, and (iv) other circumstances where an application for the security assessment for an outbound data transfer is required as prescribed by the national cyberspace administration authority. In addition, the Provisions on Promoting and Regulating Cross-border Data Flow provides certain exemptions for obligations in connection with cross-border data transfer, including the obligations for declaring data security assessment, executing a standard contract for provisions of personal information abroad or being certified for personal information protection. Furthermore, the data processor shall conduct a self-assessment on the risk of data cross-border transfer prior to applying for the foregoing security assessment, under which the data processor shall consider certain factors including, among other things, (i) the purpose, scope and manner of the cross-border data transfer and the overseas data recipient processing data and the legality, legitimacy and necessity thereof, (ii) the scale, scope, type and sensitivity of the transferred data, the risks to national security, public interests and the legitimate rights and interests of individuals or organizations arising from the cross-border data transfer, (iii) the overseas data recipient’s commitment to assume responsibility and obligations, the management and technical measures to fulfill the responsibilities and obligations, and the ability to ensure the security of the transferred data, (iv) the risk of data being tampered with, destroyed, leaked, lost, transferred, or illegally obtained or illegally used during and after the cross-border transfer, and the existence of channels for safeguarding the rights and interests of personal information, and (v) adequate compliance of data transfer-related contracts or other legally binding documents between the data processor and the overseas recipient with the data security protection responsibilities and obligations. The data processors that in violation of such measures are required to rectify such non-compliance within 6 months of the effectiveness date thereof.

On December 8, 2022, the MIIT issued the Measures for the Administration of Data Security in the Field of Industry and Information Technology (for Trial Implementation), which became effective on January 1, 2023. The measures are aimed to regulate the processing activities of data in the field of industry and information technology field conducted by relevant data processors in China. The measures apply to industrial enterprises, software and information technology service companies, and companies holding licenses for operation of telecommunication services that independently determine the purposes and methods of data processing in the course of data processing activities. Data processing activities include, among others, the collection, storage, use, processing, transmission, provision, and disclosure of data. Pursuant to the measures, data in the field of industry and information technology includes industrial data, telecommunication data, and radio data generated and collected during the operation of relevant services. The measures provide for the classification of data in the field of industry and information technology as general, important, or core data, and provide specific requirements for the management of data classifications and data protection measures, including, among other things, data collection, storage, processing, transmission, disclosure, and destruction for data processors in the field of industry and information technology. In particular, data processors processing important data and core data are required to complete filing with relevant authorities for the catalog of important data and core data. The filing information includes basic information on the data, such as category, classification, quantity, processing purposes and methods of data processing, scope of use, liable entities, data sharing, cross-border transfer of data, and data security protection measures, excluding the content of the data themselves. If over 30% of the quantity (i.e., number of data items or amount of data stored) of important and core data changes or there is any material change to other filing information, data processors must update the filing information with the relevant authorities within three months after such change. Furthermore, the measures provide data security requirements for cross-border and data transfers for data processors. If a data processor needs to transfer data in cases of merger, restructuring, or bankruptcy, it shall make data transfer plan and notify users affected. In addition, the measures indicate that the legal representative or principal of the data processor should be the primary person held accountable for data security and the person in charge of data security should take direct responsibility for the security of data processing activities.

On May 10,2024, the MIIT issued the Implementing Rules for the Risk Assessment of Data Security in the Field of Industry and Information Technology (Trial Implementation), which took effect on June 1, 2024. Such implementing rules apply to data security risk assessment activities conducted by important data or core data processors in the field of industry and information technology in China. General data processors may also refer to these rules to conduct data security risk assessment. The implementing rules establish data security risk assessment mechanisms at both ministerial and provincial levels, refine assessment obligations of processors of important data and core data, and clarify the mechanism and procedures for competent industrial authorities to supervise and administer such assessment activities.

On September 24, 2024, the State Council published the Administrative Regulations on Cyber Data Security, or the Cyber Data Security Regulations, which became effective on January 1, 2025. Among other things, the Cyber Data Security Regulations prescribe that cyber data processors processing personal information of over ten million individuals shall fulfill certain requirements for processing important data and require cyber data processors to take certain precautionary measures, such as identifying important data and conducting annual risk assessment. Furthermore, the Cyber Data Security Regulations allow cyber data processors to provide personal information overseas only if it is strictly necessary for fulfilling statutory obligations. The Cyber Data Regulations also establish certain obligations of online platform service providers, including offering users an option to turn off personalized recommendations.

On December 6, 2025, the CAC released the Measures for Network Data Security Risk Assessment (Draft for Comments) to solicit public opinions until January 5, 2026. According to the draft Measures for Network Data Security Risk Assessment (Draft for Comments), data processors handling important data must conduct a risk assessment annually. If the security status of important data changes significantly and may adversely affect data security, an assessment on the affected parts shall be conducted promptly. Processors of general data are encouraged to carry out assessments at least once every three years.

Privacy Protection

In recent years, PRC government authorities have enacted laws and regulations on internet use to protect personal information from any unauthorized disclosure. The Cybersecurity Law imposes certain data protection obligations on network operators, including that network operators may not disclose, tamper with, or damage users’ personal information that they have collected, or provide users’ personal information to others without consent. Exempted from these rules is information irreversibly processed to preclude identification of specific individuals. Moreover, network operators are obligated to delete unlawfully collected information and to amend incorrect information.

The Several Provisions on Regulating the Market Order of Internet Information Services, issued by the MIIT on December 29, 2011, and effective on March 15, 2012, stipulate that internet information service providers may not collect any user personal information or provide any such information to third parties without the consent of a user, unless otherwise stipulated by laws and administrative regulations. “User Personal information” is defined as information relevant to the users that can lead to the recognition of the identity of the users independently or in combination with other information. An internet information service provider must expressly inform the users of the method, content and purpose of the collection and processing of such user personal information and may only collect such information as necessary for the provision of its services. An internet information service provider is also required to properly store user personal information, and in case of any leak or likely leak of the user personal information, the internet information service provider must take immediate remedial measures and, in severe circumstances, make an immediate report to the telecommunications regulatory authority.

Pursuant to the Decision on Strengthening the Protection of Online Information, issued by the SCNPC on December 28, 2012, and the Order for the Protection of Telecommunication and Internet User Personal Information, issued by the MIIT on July 16, 2013 and the Cybersecurity Law, any collection and use of a user’s personal information must be subject to the consent of the user, be legal, reasonable and necessary and be limited to specified purposes, methods and scopes. An internet information service provider must also keep such information strictly confidential, and is further prohibited from divulging, tampering with or destroying any such information, or selling or providing such information to other parties. An internet information service provider is required to take technical and other measures to prevent the collected personal information from any unauthorized disclosure, damage or loss. In case of any actual or potential leakage of the user personal information, internet information service providers must take immediate remedial measures and make timely report to the relevant regulatory authorities and inform users in accordance with the regulations. Any violation of these laws and regulations may subject the internet information service provider to warnings, fines, confiscation of illegal gains, revocation of licenses, cancelation of filings, closedown of websites or even criminal liabilities.

Pursuant to the Ninth Amendment to the Criminal Law issued by the SCNPC on August 29, 2015 and becoming effective on November 1, 2015, any ICP License holder that fails to fulfill the obligations related to internet information security administration as required by applicable laws and refuses to rectify upon orders, will be subject to criminal liability for (i) any dissemination of illegal information in large scale; (ii) any severe effect due to the leakage of the client’s information; (iii) any serious loss of evidence of criminal activities; or (iv) other severe situations. In addition, any individual or entity that (i) sells or provides personal information to others unlawfully, or (ii) steals or illegally obtains any personal information, will be subject to criminal liability in severe situations.

Pursuant to the Notice of the Supreme People’s Court, the Supreme People’s Procuratorate and the Ministry of Public Security on Legally Punishing Criminal Activities Infringing upon the Personal Information of Citizens, issued in 2013, and the Interpretation of the Supreme People’s Court and the Supreme People’s Procuratorate on Several Issues regarding Legal Application in Criminal Cases Infringing upon the Personal Information of Citizens, which was issued on May 8, 2017 and took effect on June 1, 2017, the following activities may constitute the crime of infringing upon a citizen’s personal information: (i) providing a citizen’s personal information to specified persons or releasing a citizen’s personal information online or through other methods in violation of relevant national provisions; (ii) providing legitimately collected information relating to a citizen to others without such citizen’s consent (unless the information is processed, not traceable to a specific person and not recoverable); (iii) collecting a citizen’s personal information in violation of applicable rules and regulations when performing a duty or providing services; or (iv) collecting a citizen’s personal information by purchasing, accepting or exchanging such information in violation of applicable rules and regulations. Moreover, on October 21, 2019, the Supreme People’s Court and the Supreme People’s Procuratorate of the PRC jointly issued the Interpretations on Certain Issues Regarding the Applicable of Law in the Handling of Criminal Case Involving Illegal Use of Information Networks and Assisting Committing Internet Crimes, which came into effect on November 1, 2019, and further clarifies the meaning of Internet service operators and the severe situations of the relevant crimes.

On November 28, 2019, the CAC, the MIIT, the MPS and the SAMR jointly issued the Methods of Identifying Illegal Acts of Apps to Collect and Use Personal Information. This regulation further illustrates certain commonly-seen illegal behaviors of apps operators in terms of collection and use of personal information, including “failure to publicize rules for collecting and using personal information,” “failure to expressly state the purpose, manner and scope of collecting and using personal information,” “collection and use of personal information without consent of users of such App,” “collecting personal information irrelevant to the services provided by such app in violation of the principle of necessity,” “providing users’ personal information to others without users’ consent,” “failure to provide the function of deleting or correcting personal information as required by laws” and “failure to publish information such as methods for complaints and reporting.” Among others, any of the following acts of an app operator will constitute “collection and use of personal information without consent of users”: (i) collecting an user’s personal information or activating the permission for collecting any user’s personal information without obtaining such user’s consent; (ii) collecting personal information or activating the permission for collecting personal information of any user who explicitly refuses such collection, or repeatedly seeking for user’s consent such that the user’s normal use of such app is disturbed; (iii) any user’s personal information which has been actually collected by the app operator or the permission for collecting any user’s personal information activated by the app operator is beyond the scope of personal information which such user authorizes the app operator to collect; (iv) seeking for any user’s consent in a non-explicit manner; (v) modifying any user’s settings for activating the permission for collecting any personal information without such user’s consent; (vi) using users’ personal information and any algorithms to directionally push any information, without providing the option of non-directed pushing such information; (vii) misleading users to permit collecting their personal information or activating the permission for collecting such users’ personal information by improper methods such as fraud and deception; (viii) failing to provide users with the means and methods to withdraw their permission of collecting personal information; and (ix) collecting and using personal information in violation of the rules for collecting and using personal information promulgated by such app operator.

Furthermore, in order to improve the protection of personal information, the National Information Security Standardization Technical Committee also issued the Cyber Security Standards Practice Guide—Guide to Self-evaluation of Collection and Use of Personal Information by Mobile Internet Applications (Apps) on July 22, 2020 regarding the security of information collected and used by operators of mobile apps. In addition, pursuant to the Notice on Promulgation of the Rules on the Scope of Necessary Personal Information for Common Types of Mobile Internet Applications jointly promulgated by the CAC, the MIIT and certain other government authorities on March 12, 2021, and which took effect on May 1, 2021, “necessary personal information” refers to the personal information necessary for ensuring the normal operation of a mobile app’s basic function services, without which the mobile app cannot achieve its function services.

On May 28, 2020, the National People’s Congress adopted the PRC Civil Code, which came into effect on January 1, 2021. The Civil Code provides in a stand-alone chapter of right of personality and reiterates that the personal information of a natural person shall be protected by the law. Any organization or individual shall legitimately obtain such personal information of others in due course on a need-to-know basis and ensure the safety and privacy of such information, and refrain from excessively handling or using such information. The information processor shall take technical measures and other necessary measures to protect the personal information collected and stored by it and to prevent any information from being leaked, falsified and lost. In the event that any personal information is or may be leaked, falsified or lost, the information processor shall take immediate remedial measures, inform the natural person concerned and escalate such situation to the competent department as required.

On August 20, 2021, the SCNPC issued the PRC Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection. The PRC Personal Information Protection Law aims at protecting the personal information rights and interests, regulating the processing of personal information, ensuring the orderly and free flow of personal information in accordance with the law, and promoting the reasonable use of personal information. Personal information, as defined in the PRC Personal Information Protection Law, refers to information related to identified or identifiable natural persons and recorded by electronic or other means, but excluding the anonymized information. The PRC Personal Information Protection Law provides the circumstances under which a personal information processor could process personal information, which include but not limited to, where the consent of the individual concerned is obtained and where it is necessary for the conclusion or performance of a contract to which the individual is a contractual party. It also stipulates certain specific rules with respect to the obligations of a personal information processor, such as to inform the purpose and method of processing to the individuals, and the obligation of the third party who has access to the personal information by way of co-processing or delegation. The relevant governmental authorities shall organize assessment on mobile apps’ personal information protection and publicize the outcome. The mobile apps that are identified as not in compliance with personal information protection requirements under such law may be required to suspend or terminate the services and the operators may also be subject to penalties including confiscation of illegal revenues and fines. Furthermore, the PRC Personal Information Protection Law also provides for the rights of natural persons whose personal information is processed, and takes special care of the personal information of children under 14 and sensitive personal information.

The Administrative Provisions on the Account Information of Internet Users, which was promulgated by the CAC on June 27, 2022 and became effective on August 1, 2022, sets out guidelines on the provision the account information of internet users. Internet-based information service providers shall perform their responsibilities as the administrative subjects of the account information of internet users, have in place professionals and technical capacity appropriate to the scale of services, and establish, improve and strictly implement the authentication of real identity information, verification of account information, security of information content, ecological governance, emergency responses, protection of personal information and other management systems.

On February 12, 2025, the CAC issued the Administrative Measures for Personal Information Protection Compliance Audit, which took effect on May 1, 2025. According to these administrative measures, any personal information processor who processes personal information of more than 10 million individuals shall carry out the personal information protection compliance audit at least once each two years. Any personal information processor who processes personal information of more than 1 million individuals shall designate a specific officer to be responsible for the compliance audit of its personal information protection. Any personal information processor providing important internet platform services, with a large number of users and with the complicated business types shall establish an independent institution mainly composed of external personnel to supervise the personal information protection compliance audit. After completion of compliance audit, the personal information processors shall submit the compliance audit report issued by the agency to the protection authorities.

On November 22, 2025, the CAC and the Ministry of Public Security jointly released the Protection of Personal Information by Large-Scale Online Platforms (Draft for Comments), pursuant to which, the national cyberspace administration, together with the Ministry of Public Security and other relevant authorities, shall formulate and publish a catalogue of large-scale online platforms and update it dynamically. In determining large online platforms, the following factors shall be primarily considered: (i) registered users of 50 million or more, or monthly active users of 10 million or more; (ii) provision of important network services or business scope covering multiple types of business; (iii) data held and processed which, once leaked, tampered with, or damaged, shall have a significant impact on national security, economic operation, and national livelihood, among others; (iv) other circumstances as provided by the national cyberspace administration and the Ministry of Public Security. Such large-scale online platforms must appoint a management personnel member who is a Chinese national with no permanent residency abroad and over five years of relevant experience as Personal Information Protection Officer. And such large-scale online platforms shall conduct personal information protection compliance audits and risk assessments on their own or by engaging third-party professional institutions, and rectify issues identified.

Algorithm and AIGC

Since 2021, the PRC government has taken steps to strengthen the supervision on the use of algorithm in the field of internet information service. On September 17, 2021, the CAC and eight other authorities jointly promulgated the Notice on Promulgation of the Guiding Opinions on Strengthening the Comprehensive Governance of Algorithm-Related Internet Information Services, which provides that, among others, enterprises shall establish an algorithmic security responsibility system and a technology ethics vetting system, improve the algorithmic security management organization, strengthen risk prevention and control, and improve the capacity to respond to algorithmic security emergencies. On December 31, 2021, the CAC, the MIIT, the MPS and the SAMR jointly issued the Administrative Provisions on Algorithmic Recommendation of Internet Information Services, or the Administrative Provisions on Algorithmic Recommendation, which became effective on March 1, 2022. The Administrative Provisions on Algorithmic Recommendation stipulates that algorithmic recommendation service providers shall (i) fulfill their responsibilities with respect to algorithm security, (ii) establish and strengthen management systems for algorithm mechanism examination, technology ethics review, user registration, information release examination, data security and personal information protection, anti-telecom and network fraud, security assessment and monitoring, emergency response to security incidents, etc., and (iii) formulate and publish rules governing algorithmic recommendation related service. The provider of algorithmic recommendation services shall not use the services to (i) carry out any illegal activity which may endanger national security or social or public interest, disturb economic order or social order, or infringe on third parties’ legal interest, or (ii) disseminate any information prohibited by laws or regulations. Besides, it shall not take advantage of its algorithms to impose unreasonable restrictions. Moreover, it requires algorithmic recommendation service providers to provide users with options that are not specific to their personal characteristics, or provide users with convenient options to cancel algorithmic recommendation services. If the users choose to cancel the algorithm recommendation service, the algorithm recommendation service provider shall immediately stop providing relevant services. Algorithmic recommendation service providers shall also provide users with the function to select or delete user labels that are based on personal characteristics and used for algorithmic recommendation services.

On November 25, 2022, the CAC, MIIT and Ministry of Public Security jointly issued the Administrative Provisions on Deep Synthesis of Internet Information Services, or the Provisions on Deep Synthesis Services, which took effect on January 10, 2023. According to the Provisions on Deep Synthesis Services, deep synthesis technology refers to any technology that utilizes deep learning, virtual reality or any other generative or synthetic algorithm to produce text, images, audio, video, virtual scenes or other network information. The Provisions on Deep Synthesis Services emphasize that the providers of deep synthesis services, as the primary entities responsible for the information security, shall not use deep synthesis services to engage in activities prohibited by laws and regulations. If the CAC and other relevant competent governmental authorities find that the deep synthesis service has a serious information security risk, they can require the deep synthesis service providers and technical supporters to suspend information update, user account registration or other related services in accordance with their duties and applicable laws. Deep synthesis service providers and technical supporters should take measures to rectify and eliminate hidden dangers. Deep synthesis service providers and technical supporters who violate such provisions shall be punished in accordance with relevant laws and regulations. If the act of deep synthesis services providers and/or technical supporters constitutes a violation of the administration of public security, it shall be punished according to the laws related to the administration of public security. If the act constitutes a crime, such deep synthesis service provider and/or technical supporter shall be prosecuted for criminal responsibility.

On July 10, 2023, the CAC and six PRC regulatory agencies, including the NDRC, jointly issued the Interim Administrative Measures on Generative Artificial Intelligence Services, which became effective on August 15, 2023. Such measures define the generative AI technology as the models and the related technologies with the ability to generate such contents as texts, pictures, sound, videos, etc. Pursuant to such measures, among others, the content generated by the generative AI shall be true and accurate, and measures shall be taken to improve the transparency of generative AI services and the accuracy and reliability of the generated content during the provision of generative AI services. Organizations and individuals that use generative AI technology to provide generated content services such as texts, pictures, sound, videos, etc., including those that provide generative AI services by providing programmable interfaces or otherwise, shall assume the responsibilities of producers of the internet information content. In addition, such providers shall conduct the training data processing activities, such as pre-training data and optimized training data, in accordance with the laws, and take effective measures to improve the quality of training data and to enhance the authenticity, accuracy, objectivity and diversity of the training data.

On March 7, 2025, the CAC and four PRC regulatory agencies, including the MIIT, released the Measures for Labeling Artificial intelligence Generated Synthetic Contents, effective on September 1, 2025, which establishes requirements for network information service providers regarding the labeling of Al-generated synthetic content, such content includes, but not limited to, the AI-generated texts, voices, videos, images or virtual scenes. Under these measures, all AI-generated synthetic content which may cause confusion or misidentification of the public must feature explicit labels to inform users that the content is AI-generated. For example, the text prompts, general symbol prompts or other explicit labels shall be added at the beginning, end or middle of the AI-generated texts to signify that the content contains AI-generated material. In addition, network information service providers shall feature implicit labels to the metadata of AI-generated content. implicit labels shall include the attributes of the generated synthetic contents, the name or code of the service provider, content serial number and other production element information. The network information service providers are encouraged to use implicit labels in the form of digital watermark and other forms in the Al-generated synthetic contents.

Failure to comply with the above laws and regulations may subject the internet service providers like us to administrative penalties including, without limitation, fines, suspension of business operation, shut-down of websites, revocation of licenses and even criminal liabilities.

Regulations Related to Intellectual Property

Copyright

The Copyright Law of the PRC, which was promulgated on September 7, 1990 by the SCNPC and further amended in November 2020 and took effect in June 2021, and the Implementation Regulations of the Copyright Law as promulgated on August 2, 2002 and latest amended on January 30, 2013 by the State Council, provides that Chinese citizens, legal persons, or other organizations shall, whether published or not, own copyright in their copyrightable works, which include, among others, works of literature, art, natural science, social science, engineering technology and computer software. Copyright owners enjoy certain legal rights, including right of publication, right of authorship, right of reproduction and other personal and property rights.

The National Copyright Administration promulgated the Computer Software Copyright Registration Measures, or the Software Copyright Measures, as promulgated on February 20, 2002, which regulates software copyright registration, software copyright exclusive license contracts, and transfer contracts. The National Copyright Administration of China will be the competent authority for the nationwide administration of software copyright registration and the Copyright Protection Center of China, or the CPCC, is designated as the software registration authority. The Computer Software Protection Regulations (2013 Revision), or the Computer Software Protection Regulations, issued by the State Council which stipulates that software copyright owners and relevant matters associated with the protection, registration, licensing, and transfer of software copyright, and stipulates that software copyright owners may obtain registration from the software registration authority acknowledged by the copyright administrative department under the State Council. The CPCC will grant registration certificates to the Computer Software Copyrights applicants which complies with the provisions of both the Software Copyright Measures and the Computer Software Protection Regulations.

Trademarks

Trademarks are protected by the PRC Trademark Law promulgated by the SCNPC on August 23, 1982, and last amended on April 23, 2019 and effective on November 1, 2019 as well as the Implementation Regulations of the PRC Trademark Law promulgated by the State Council on August 3, 2002 and amended on April 29, 2014. The Trademark Office of National Intellectual Property Administration, or the Trademark Office, handles trademark registrations and grants a term of ten years to registered trademarks and another ten years if requested upon expiry of the first or any renewed ten-year term.

The PRC Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. Where a trademark for which a registration has been made is identical or similar to another trademark which has already been registered or been subject to a preliminary examination and approval for use on the same kind of or similar commodities or services, the application for registration of such trademark may be rejected. Any person applying for the registration of a trademark may not prejudice the existing right first obtained by others, nor may any person register in advance a trademark that has already been used by another party and has already gained a “sufficient degree of reputation” through such party’s use.

Patents

According to the PRC Patent Law promulgated by the SCNPC on March 12, 1984, last amended on October 17, 2020 and took effect on June 1, 2021, and its Implementation Rules promulgated by the State Council on June 15, 2001, and effective on July 1, 2001, and last amended on December 11, 2023 and effective on January 20, 2024, the National Intellectual Property Administration is responsible for administering patents in the PRC. The Patent Law and its implementation rules provide for three types of patents, “invention,” “utility model” and “design.” Invention patents are valid for 20 years, while design patents are valid for fifteen years and utility model patents are valid for ten years, from the date of application. The Chinese patent system adopts a “first come, first file” principle, which means that where more than one person files a patent application for the same invention, a patent will be granted to the person who files the application first. To be patentable, invention or utility models must meet three criteria: novelty, inventiveness and practicability. A third party must obtain consent or a proper license from the patent owner to use the patent. Otherwise, the use constitutes an infringement of the patent rights.

Domain Names

Internet domain name registration and related matters are primarily regulated by the Measures on Administration of Domain Names for the Chinese Internet promulgated by the MII on November 5, 2004, and effective on December 20, 2004, which was superseded by the Measures on Administration of Internet Domain Names promulgated by the MIIT on August 24, 2017, and effective on November 1, 2017. Domain name owners are required to register their domain names and the MIIT is in charge of the administration of PRC Internet domain names. The domain name services follow a “first-come, first-file” principle. Applicants for registration of domain names shall provide their true, accurate and complete information of such domain names to and enter into registration agreements with domain name registration service institutions. The applicants will become the holders of such domain names upon the completion of the registration procedure.

Regulations Related to Foreign Exchange

General Administration of Foreign Exchange

Under the PRC Foreign Exchange Administration Regulations as recently amended on August 5, 2008 and various regulations issued by the State Administration of Foreign Exchange, or SAFE, and other relevant PRC government authorities, Renminbi is convertible into other currencies for current account items, such as trade-related receipts and payments and payment of interest and dividends. The conversion of Renminbi into other currencies and remittance of the converted foreign currency outside China for capital account items, such as direct equity investments, loans, and repatriation of investment, requires the prior approval from SAFE or its local branch. According to the Guidelines on Foreign Exchange Business under Capital Account (2024 Edition) issued by the SAFE, which came into effect on May 6, 2024, the funds raised by domestic companies through overseas offerings should be repatriated to the Chinese mainland in a timely manner, either in RMB or in foreign currency.

Payments for transactions that take place in China must be made in Renminbi. Unless otherwise approved, PRC companies may not repatriate foreign currency payments received from abroad or retain the same abroad. FIEs may retain foreign exchange proceeds in accounts with designated foreign exchange banks under the current account items subject to a cap set by SAFE or its local branch. Foreign exchange proceeds under the current accounts may be either retained or sold to a financial institution engaged in settlement and sale of foreign exchange pursuant to relevant SAFE rules and regulations. For foreign exchange proceeds under the capital accounts, approval from SAFE is generally required for the retention or sale of such proceeds to a financial institution engaged in settlement and sale of foreign exchange.

Pursuant to the Circular of State Administration of Foreign Exchange on Further Improving and Adjusting Foreign Exchange Administration Policies for Direct Investment, which was promulgated on November 19, 2012, became effective on December 17, 2012, and was further amended in 2015, 2018 and 2019, approval of SAFE is not required for opening a foreign exchange account and depositing foreign exchange proceeds into the accounts relating to the direct investments. This circular also simplifies foreign exchange-related registration required for foreign investors to acquire equity interests of PRC companies and further improves the administration on foreign exchange settlement for FIEs’ foreign exchange capital.

The Circular on Further Simplifying and Improving the Foreign Currency Management Policy on Direct Investment, or SAFE Circular 13, which became effective on June 1, 2015 and was amended on December 30, 2019, cancels the administrative approvals of foreign exchange registration of direct domestic investment and direct overseas investment and simplifies the procedure of foreign exchange-related registration. Pursuant to SAFE Circular 13, when setting up a new FIE, investors should register with banks for direct domestic investment and direct overseas investment.

The Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or SAFE Circular 19, which was promulgated on March 30, 2015, became effective on June 1, 2015, and was amended on December 30, 2019 and March 23, 2023, provides that an FIE may, according to its actual business needs, settle with a bank the portion of the foreign exchange capital in its capital account for which the relevant foreign exchange administration has confirmed monetary capital contribution rights and interests (or for which the bank has registered the injection of the monetary capital contribution into the account). Pursuant to this circular: FIEs are allowed to settle 100% of their foreign exchange capital on a discretionary basis; an FIE should truthfully use its capital for its own operational purposes within the scope of its business; and where an ordinary FIE makes domestic equity investment with the amount of foreign exchanges settled, the FIE must first go through domestic re-investment registration and open a corresponding account for foreign exchange settlement pending payment with the foreign exchange administration or the bank at the place where it is registered.

The Circular of the State Administration of Foreign Exchange on Further Promoting the Facilitation of Cross-border Trade and Investment, or the SAFE Circular 28, was promulgated by SAFE on October 23, 2019 and amended on December 4, 2023, which, among other things, allows all FIEs to use Renminbi converted from foreign currency-denominated capital for equity investments in China, as long as the equity investment is genuine, does not violate applicable laws, and complies with the negative list on foreign investment. SAFE Circular 43 further clarifies the cancellation of foreign exchange registration for domestic equity investments by non-investment foreign-invested enterprises.

On April 10, 2020, SAFE issued the Circular of State Administration of Foreign Exchange on Optimizing Foreign Exchange Administration to Support the Development of Foreign-related Business, or the SAFE Circular 8, pursuant to which the reform of facilitating the payments of incomes under the capital accounts shall be promoted nationwide. Under the prerequisite of ensuring true and compliant use of funds and complying with the prevailing administrative provisions on use of income from capital projects, enterprises which satisfy the criteria are allowed to use income under the capital account, such as capital funds, foreign debt and overseas listing, among others, for domestic payment, without the need to provide proof materials for veracity to the bank beforehand for each transaction.

Foreign Debts

A loan made by foreign investors as shareholders in a foreign-invested enterprise is considered to be foreign debt in the PRC and is regulated by applicable laws and regulations, including the PRC Foreign Exchange Administration Regulations, the Interim Provisions on the Management of Foreign Debts promulgated by SAFE, the NDRC and the Ministry of Finance, or the MOF, and took effect on March 1, 2003, amended on July 26, 2022 and took effect on September 1, 2022 and the Administrative Measures for Registration of Foreign Debts promulgated by SAFE on April 28, 2013 and amended on May 4, 2015. In addition, the Administrative Measures for Examination and Registration of Enterprise’s Medium and Long-Term Foreign Debts, which became effective on February 10, 2023, established a foreign debt approval registration system that replaced the foreign debt filing registration system under the Circular on Promoting the Reform of the Filing and Registration System on the Issuance by Enterprises of Foreign Debt by the NDRC. Under these rules, a shareholder loan in the form of foreign debt made to a Chinese entity does not require the prior approval of SAFE. However, such foreign debt must be registered with and recorded by SAFE or its local branch. The Notice for Further Advancing the Facilitation of Cross-border Trade and Investment provides that a non-financial enterprise in the pilot areas may register the permitted amounts of foreign debts, which is as twice of the non-financial enterprise’s net assets, at the local foreign exchange bureau. Such non-financial enterprise may borrow foreign debts within the permitted amounts and directly handle the relevant procedures in banks without registration of each foreign debt. However, the non-financial enterprise shall report its international income and expenditure regularly.

On January 12, 2017, the PBOC promulgated the Notice of the People’s Bank of China on Matters concerning the Macro-Prudential Management of Full-Covered Cross-Border Financing, or PBOC Circular 9, which sets forth an upper limit for PRC entities, including FIEs and domestic enterprises, regarding their foreign debts. Pursuant to PBOC Circular 9, the upper limit of the risk-weighted balance for cross-border financing shall be calculated based on the capital or the net assets, the leverage rate of cross-border financing and the macro-prudential adjustment parameters. As stipulated in PBOC Circular 9, the macro-prudential adjustment parameter for cross-border financing for enterprises and financial institutions is 1.

Since the promulgation of the PBOC Circular 9, the upper limit undergone several adjustments. On January 13, 2025, the PBOC and the SAFE issued the Notice of the People’s Bank of China and the State Administration of Foreign Exchange Raising the Macro-prudential Adjustment Parameter for Cross-border Financing. Pursuant to this latest notice, the macro-prudential adjustment parameter for cross-border financing for enterprises and financial institutions further increased from 1.5 to 1.75.

Offshore Investment

Under the Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, effective on July 4, 2014, PRC residents are required to register with the local SAFE branch prior to the establishment or control of an offshore special purpose vehicle, which is defined as an offshore enterprise directly established or indirectly controlled by PRC residents for investment and financing purposes, with the enterprise assets or interests PRC residents hold in China or overseas. The term “control” means to obtain the operation rights, right to proceeds, or decision-making power of a special purpose vehicle through acquisition, trust, holding shares on behalf of others, voting rights, repurchase, convertible bonds, or other means. An amendment to registration or subsequent filing with the local SAFE branch by such PRC residents is also required if there is any change in the basic information of the offshore company or any material change with respect to the capital of the offshore company. At the same time, SAFE has issued the Operation Guidance for the Issues Concerning Foreign Exchange Administration over Round-Trip Investment regarding the procedures for SAFE registration under SAFE Circular 37, which became effective on July 4, 2014, as an attachment of SAFE Circular 37.

Under the relevant rules, failure to comply with the registration procedures set forth in SAFE Circular 37 may result in bans on the foreign exchange activities of the relevant onshore company, including the payment of dividends and other distributions to its offshore parent or affiliates, and may also subject relevant PRC residents to penalties under PRC foreign exchange administration regulations.

Regulations Related to Taxation

Enterprise Income Tax

According to the PRC Enterprise Income Tax Law, or the EIT Law, which was promulgated by the SCNPC on March 16, 2007 and became effective on January 1, 2008, and was amended on February 24, 2017 and December 29, 2018, and the Enterprise Income Tax Implementation Regulations of the PRC, or the EITIR, which was promulgated by the State Council on December 6, 2007, became effective on January 1, 2008 and was last amended on December 6, 2024, the enterprise income tax of both domestic and FIEs is unified at 25%. According to the EIT Law, enterprises are classified as “resident enterprises” and “non-resident enterprises.” Pursuant to the EIT Law and the EITIR, PRC resident enterprises typically pay an enterprise income tax at the rate of 25% while non-PRC resident enterprises without any branches in the PRC should pay an enterprise income tax in connection with their income from the PRC at the tax rate of 10%. Enterprises established under the laws of foreign countries or regions whose “de facto management bodies” are located in the PRC are considered as PRC tax resident enterprises, and will generally be subject to enterprise income tax at the rate of 25% of their global income. The EITIR defines “de facto management bodies” as “establishments that carry out substantial and overall management and control over production and operations, personnel, accounting, and properties” of the enterprise.

In addition, pursuant to the EIT Law, enterprises qualified as “High and New Technology Enterprises” are entitled to a 15% enterprise income tax rate rather than the 25% uniform statutory tax rate. The preferential tax treatment continues as long as an enterprise can retain its “High and New Technology Enterprise” status. According to the Revised Measures for Handling Enterprise Income Tax Preferences (revised in 2018), which was promulgated by the State Administration of Taxation, or the SAT, and came into effect on April 25, 2018, enterprises enjoying enterprise income tax preferences shall adopt the handling methods of “making independent judgment, declaring for enjoyment and retaining the relevant materials for future reference.” An enterprise shall, according to its operating condition and related tax provisions, independently determine whether it satisfies the conditions required for enterprise income tax preferences.

Value-added Tax

On December 25, 2024, the SCNPC promulgated the Value-added Tax Law of the PRC (the “VAT Law”), which came into effect on January 1, 2026 and simultaneously repealed the previous Provisional Regulations on Value-added Tax of the PRC. According to the VAT Law, entities and individuals (including individual businesses) engaged in the sale of goods, services, intangible assets and immovables and importation of goods within the territory of the PRC are payers of Value-added Tax, or the VAT, and shall pay VAT. Taxpayers that sell goods are subject to a tax rate of 13% and taxpayers that sell services or intangible assets are subject to a tax rate of 6%. Unless otherwise provided for in this Law, a taxpayer that makes a taxable transaction shall calculate and pay VAT by offsetting input tax against output tax according to the general tax calculation method and calculate the VAT payable. Where VAT is computed and paid under the general tax computation method, the tax amount payable shall be the balance of the output tax for the current period after offsetting against the input tax for the current period.

Dividends Withholding Tax

According to the EIT Law, dividends paid by foreign-invested companies to their foreign investors that are non-resident enterprises as defined under the law are subject to withholding tax at a rate of 10%, unless otherwise provided in the relevant tax agreements entered into with the central government of the PRC. Pursuant to the Arrangement between Chinese mainland and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement, promulgated on August 21, 2006, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under such Double Tax Avoidance Arrangement, the withholding tax rate on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5% from 10% applicable under the EIT Law and the EITIR.

However, based on the Notice of the State Taxation Administration on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties which was promulgated and took effect on February 20, 2009 by the SAT, if the relevant PRC tax authorities determine, in their discretion, that a company improperly benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. Furthermore, on October 14, 2019, the SAT promulgated the Administrative Measures for Non-Resident Taxpayers to Enjoy Treaty Treatments, or the SAT Circular 35, which became effective on January 1, 2020. The SAT Circular 35 abolished the record-filing procedure for justifying the tax treaty eligibility of taxpayers, and stipulates that non-resident taxpayers can enjoy tax treaty benefits via the “self-assessment of eligibility, claiming treaty benefits, retaining documents for inspection” mechanism. Non-resident taxpayers can claim tax treaty benefits after self-assessment provided that relevant supporting documents shall be collected and retained for post-filing inspection by the tax authorities.

Based on the Notice of the State Taxation Administration on the Recognition of Beneficial Owners in Tax Treaties, which was promulgated by SAT on February 3, 2018 and came into effect on April 1, 2018, a comprehensive analysis will be used to determine beneficial ownership based on the actual situation of a specific case combined with certain principles, and if an applicant was obliged to pay more than 50% of its income to a third country (region) resident within 12 months of the receipt of the income, or the business activities undertaken by an applicant did not constitute substantive business activities including substantive manufacturing, distribution, management and other activities, the applicant is unlikely to be recognized as a beneficial owner to enjoy tax treaty benefits.

Enterprise Income Tax on Indirect Transfer of Non-Resident Enterprises

On December 10, 2009, the SAT issued the Notice on Strengthening the Administration of Enterprise Income Tax Concerning Proceeds from Equity Transfers by Non-Resident Enterprises, or the SAT Circular 698. By promulgating and implementing the SAT Circular 698, the PRC tax authorities have enhanced their scrutiny over the indirect transfer of equity interests in a PRC resident enterprise by a non-resident enterprise. The SAT further issued the Announcement on Several Issues Concerning Enterprise Income Tax for Indirect Transfer of Assets by Non-Resident Enterprises, or the SAT Bulletin 7, on February 3, 2015, to supersede existing provisions in relation to the indirect transfer as set forth in the SAT Circular 698. The SAT Bulletin 7 introduces a new tax regime that is significantly different from that under the SAT Circular 698. The SAT Bulletin 7 extends its tax jurisdiction to capture not only indirect transfer as set forth under the SAT Circular 698 but also transactions involving transfer of immovable property in China and assets held under the establishment and place in China of a foreign company through the offshore transfer of a foreign intermediate holding company. The SAT Bulletin 7 also provides clearer criteria than the SAT Circular 698 on how to assess reasonable commercial purposes and introduces safe harbor scenarios applicable to internal group restructurings. Where a non-resident enterprise indirectly transfers equity interests or other assets of a PRC resident enterprise by implementing arrangements that are not for reasonable commercial purposes to avoid its obligation to pay enterprise income tax, such an indirect transfer shall, in accordance with the EIT Law, be recognized by the competent PRC tax authorities as a direct transfer of equity interests or other assets by the PRC resident enterprise.

On October 17, 2017, the SAT promulgated the Announcement on Matters Concerning Withholding and Payment of Income Tax of Non-resident Enterprises from Source, or the SAT Circular 37, which came into force and replaced the SAT Circular 698 and certain other regulations on December 1, 2017 and was partly amended on June 15, 2018. The SAT Circular 37, among other things, simplifies procedures of withholding and payment of income tax levied on non-resident enterprises.

Regulations Related to Dividend Distribution

The principal regulations governing distribution of dividends of foreign-invested enterprises is the PRC Company Law. Under this law and its regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated after-tax profits, if any, determined in accordance with China’s accounting standards and regulations. In addition, a PRC company, including a foreign-invested enterprise in China, is required to allocate at least 10% of its accumulated profits each year, if any, to fund statuary common reserve funds until these reserves have reached 50% of the registered capital of the enterprise. A PRC company may, at its discretion, allocate a portion of its after-tax profits based on China accounting standards to staff welfare and bonus funds. These statuary common reserves are not distributable as cash dividends.

Regulations Related to Employee Stock Incentive Plan

Pursuant to the Notice on the Administration of Foreign Exchange Matters for Domestic Individuals Participating in the Stock Incentive Plans of Overseas Listed Companies, which was issued by SAFE on February 15, 2012, employees, directors, supervisors, and other senior management who participate in any stock incentive plan of a publicly listed overseas company and who are PRC citizens or non-PRC citizens residing in China for a continuous period of no less than one year, subject to a few exceptions, are required to register with SAFE through a qualified domestic agent, which may be a PRC subsidiary of such overseas listed company, and complete certain other procedures. In addition, SAFE Circular 37 provides that PRC residents who participate in a share incentive plan of an overseas private special purpose company may register with SAFE or its local branches before exercising rights.

In addition, SAT has issued certain circulars concerning employee stock options and restricted shares. Under these circulars, employees working in the PRC who exercise stock options or are granted restricted shares will be subject to PRC individual income tax. The PRC subsidiaries of an overseas listed company are required to file documents related to employee stock options and restricted shares with relevant tax authorities and to withhold individual income taxes of employees who exercise their stock option or purchase restricted shares.

For example, on October 12, 2021, the SAT has issued the Notice on Measures to Further Deepen Reform in the Field of Taxation and to Foster and Stimulate the Vitality of Market Entities, or the SAT Notice 69. The SAT Notice 69 requires domestic enterprises to report their share incentive plans to the tax authorities in charge, which gives the equities of an overseas enterprise to their employees. If the employees fail to pay or the PRC subsidiaries fail to withhold income tax in accordance with relevant laws and regulations, the PRC subsidiaries may face sanctions imposed by the tax authorities or other Chinese mainland government authorities.

Regulations Related to Employment and Social Welfare

The Labor Contract Law

Pursuant to the PRC Labor Law promulgated by the SCNPC on July 5, 1994, becoming effective on January 1, 1995 and amended on August 27, 2009 and on December 29, 2018, the PRC Labor Contract Law promulgated by the SCNPC on June 29, 2007, becoming effective on January 1, 2008 and amended on December 28, 2012 and effective from July 1, 2013, and the Regulations on the Implementation of the PRC Labor Contract Law promulgated by the State Council and effective on September 18, 2008, labor relationships between employers and employees must be executed in written form. Where a labor relationship has already been established but no formal contract has been made, a written labor contract shall be entered into within one month from the date when the employee begins to work. Wages may not be lower than the local minimum wage. Employers must establish a system for labor safety and sanitation, strictly abide by state standards and provide relevant training to its employees. Employees are also required to work in safe and sanitary conditions.

Social Insurance and Housing Fund

Enterprises in Chinese mainland are required by the laws and regulations of Chinese mainland to participate in certain employee benefit plans, including social insurance funds, namely a pension plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan, and a housing provident fund.

According to the PRC Social Security Law, which was promulgated by the SCNPC on October 28, 2010 and effective on July 1, 2011 and amended on December 29, 2018, and other relevant Chinese mainland laws and regulations such as the Interim Regulations on the Collection and Payment of Social Insurance Premiums came into effect on January 22, 1999 and amended on March 24, 2019, Regulations on Work Injury Insurance implemented on January 1, 2004 and amended on December 20, 2010, Regulations on Unemployment Insurance promulgated on January 22, 1999, Trial Measures on Employee Maternity Insurance of Enterprises implemented on January 1, 1995, Decisions on the Establishment of a Unified Program for Enterprise Employees Old-Aged Pension Insurance of the State Council issued on July 16, 1997 and Decisions on the Establishment of the Medical Insurance Program for Urban Workers of the State Council of the PRC promulgated on December 14, 1998, the employer shall contribute to social insurance plans covering basic pensions insurance, basic medical insurance, maternity insurance, work injury insurance and unemployment insurance. Basic pension, medical and unemployment insurance contributions shall be paid by both employers and employees, while work injury insurance and maternity insurance contributions shall be paid only by employers, and employers who failed to promptly contribute social security premiums in full amount shall be ordered by the social security premium collection agency to make or supplement contributions within a stipulated period, and shall be subject to a late payment fine computed from the due date at the rate of 0.05% per day; where payment is not made within the stipulated period, the relevant administrative authorities shall impose a fine ranging from one to three times the historical shortfall in social insurance contributions in arrears.

According to the Administrative Regulations on the Housing Provident Fund, which was promulgated by the State Council, effective on April 3, 1999, and was amended on March 24, 2002 and March 24, 2019, enterprises in the PRC must register with the competent managing center for housing provident funds and upon the examination by such center, these enterprises shall complete procedures for opening an account at the relevant bank for the deposit of employees’ housing provident funds. Enterprises are also required to pay and deposit housing provident funds on behalf of their employees in a full timely manner. Employers that violate these regulations and fail to process housing provident fund payments or deposit registrations with the housing provident fund administration center within a designated period are subject to a fine ranging from RMB10,000 to RMB50,000.

Pursuant to the Reform Plan of the State Tax and Local Tax Collection Administration System, which was promulgated by the General Office of the Communist Party of China and the General Office of the State Council of the PRC on July 20, 2018, from January 1, 2019, all the social insurance premiums including the premiums of the basic pension insurance, unemployment insurance, maternity insurance, work injury insurance and basic medical insurance will be collected by the tax authorities. According to the Notice by the General Office of the State Taxation Administration on Conducing the Relevant Work Concerning the Administration of Collection of Social Insurance Premiums in a Steady, Orderly and Effective Manner promulgated on September 13, 2018, and the Urgent Notice of the General Office of the Ministry of Human Resources and Social Security on Implementing the Spirit of the Executive Meeting of the State Council in Stabilizing the Collection of Social Security Contributions promulgated on September 21, 2018, all the local authorities responsible for the collection of social insurance are strictly forbidden to conduct self-collection of historical unpaid social insurance contributions from enterprises. Notice of the State Administration of Taxation on Implementing Measures on Further Support and Serve the Development of Private Economy promulgated on November 16, 2018, repeats that tax authorities at all levels may not organize self-collection of arrears of taxpayers including private enterprises in the previous years.

Regulations Related to M&A Rules and Overseas Listing

On August 8, 2006, six PRC regulatory agencies including the Ministry of Commerce and the CSRC, adopted the Rules on Mergers and Acquisitions of Domestic Enterprise by Foreign Investors, or the M&A Rules, which took effect on September 8, 2006 and were amended on June 22, 2009. Pursuant to the M&A Rules, the approval of the Ministry of Commerce must be obtained if overseas companies established or controlled by PRC enterprises or residents acquire domestic companies affiliated with such PRC enterprises or residents. In addition, the M&A Rules require offshore special purpose vehicles formed for overseas listing purposes through acquisitions of PRC domestic companies and controlled by PRC enterprises or residents to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange. However, the Foreign Investment Law has partly replaced the M&A Rules in terms of its rules on equity or assets acquisition of a non-related domestic company by a foreign investor. As for equity/assets acquisition of a related domestic company by a foreign investor, such activity shall still be subject to the M&A Rules. For example, the M&A Rules require that MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a domestic enterprise in Chinese mainland, if any important industry is concerned, such transaction involves factors that impact or may impact national economic security, or such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or Chinese mainland time-honored brand. If such change-of-control transaction does cause or may cause a significant impact on national economic security and fails to be reported to the MOFCOM, the MOFCOM may, together with relevant government authorities, require relevant parties to terminate such transaction or take other effective measures, such as transferring related equity and assets, to eliminate the impact of such transaction on national economic security. In addition, the Regulations on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors issued by the Ministry of Commerce that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the Ministry of Commerce, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement.

On July 6, 2021, the General Office of the State Council and General Office of the Central Committee of the Communist Party of China issued the Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. The opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies.

On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies and several supporting guidelines, collectively the Overseas Listing Filing Rules, which became effective on March 31, 2023. The Overseas Listing Filing Rules comprehensively improve and reform the existing regulatory regime for overseas securities offering and listing activities by PRC domestic companies and regulate both direct and indirect overseas securities offering and listing activities by PRC domestic companies by adopting a filing-based regulatory regime.

Pursuant to the Overseas Listing Filing Rules, PRC domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to fulfill the filing procedure with the CSRC and report relevant information. The Overseas Listing Filing Rules provide that an overseas securities offering and listing is explicitly prohibited, if any of the following exists: (i) such securities offering and listing is explicitly prohibited by provisions in laws, administrative regulations and relevant state rules; (ii) the intended overseas securities offering and listing may endanger national security as reviewed and determined by competent authorities under the State Council in accordance with law; (iii) the domestic company intending to make the securities offering and listing, or its controlling shareholder(s) and the actual controller, have committed relevant crimes such as corruption, bribery, embezzlement, misappropriation of property or undermining the order of the socialist market economy during the latest three years; (iv) the domestic company intending to make the securities offering and listing is currently under investigations for suspicion of criminal offenses or major violations of laws and regulations, and no conclusion has yet been made thereof; or (v) there are material ownership disputes over equity held by the domestic company’s controlling shareholder(s) or by other shareholder(s) that are controlled by the controlling shareholder(s) and/or actual controller.

The Overseas Listing Filing Rules also provide that if the issuer meets both the following criteria, the overseas securities offering and listing conducted by such issuer will be deemed as indirect overseas offering by PRC domestic companies: (i) 50% or more of any of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent fiscal year is accounted for by domestic companies; and (ii) the main parts of the issuer’s business activities are conducted in Chinese mainland, or its main place(s) of business are located in Chinese mainland, or the majority of senior management staff in charge of its business operations and management are PRC citizens or have their usual place(s) of residence located in Chinese mainland. The determination of the indirect overseas offering by PRC domestic companies shall follow the principle of substance over form. Where an issuer submits an application for initial public offering to competent overseas regulators, such issuer or its major domestic operating entity must file with the CSRC within three business days after such application is submitted. The Overseas Listing Filing Rules also require subsequent reports to be filed with the CSRC on material events, such as change of control or voluntary or forced delisting of the issuer(s) who have completed overseas offerings and listings.

On February 24, 2023, the CSRC, together with other PRC government authorities, released the Provisions on Strengthening the Confidentiality and Archives Administration Related to the Overseas Securities Offering and Listing by Domestic Enterprises, or the Confidentiality and Archives Administration Provisions, which came into effect on March 31, 2023. The Confidentiality and Archives Administration Provisions require, among others, that PRC domestic enterprises seeking to offer and list securities in overseas markets, either directly or indirectly, shall establish the confidentiality and archives system, and shall complete approval and filing procedures with competent authorities, if such PRC domestic enterprises or their overseas listing entities provide or publicly disclose documents or materials involving state secrets and work secrets of PRC government agencies to relevant securities companies, securities service institutions, overseas regulatory agencies and other entities and individuals. It further stipulates that providing or publicly disclosing documents and materials which may adversely affect national security or public interests, and accounting files or copies of important preservation value to the state and society shall be subject to corresponding procedures in accordance with relevant laws and regulations.

Regulations on Anti-Monopoly and Unfair Competition Matters related to Internet Platform Companies

The PRC Anti-monopoly Law, which was promulgated on August 1, 2008 and most recently amended on June 24, 2022, prohibits monopolistic conduct such as entering into monopoly agreements, abusing market dominance and concentration of undertakings conducted illegally that may have the effect of eliminating or restricting competition. The amended PRC Anti-monopoly Law increases the fines for illegal concentration of business operators to “no more than ten percent of its preceding year’s sales revenue if the concentration of business operator has or may have an effect of excluding or limiting competition; or a fine of up to RMB5 million if the concentration of business operator does not have an effect of excluding or limiting competition.” The amended PRC Anti-monopoly Law also proposes for the authority to investigate any concentration where there is evidence that such concentration has or may have the effect of eliminating or restricting competition, even if such concentration does not reach the filing threshold. In addition, the amended PRC Anti-monopoly Law introduces a “stop-clock mechanism” which may prolong the review process for the concentration.

On January 22, 2024, the State Council released the Provisions of the State Council on the Threshold for the Filing of Concentration of Undertakings mainly to optimize the filing standard. These provisions significantly adjust the revenue threshold of merger control filing to either one of the following two conditions: (i) the worldwide revenue of all business operators involved in the concentration exceeds RMB12 billion (increased from the previous threshold of RMB10 billion) collectively in the last fiscal year, and the revenue in Chinese mainland of at least two business operators among them each exceeds RMB800 million (increased from the previous threshold of RMB400 million) in the last fiscal year; or (ii) the revenue in Chinese mainland of all the business operators involved in the concentration exceeds RMB4 billion (increased from the current threshold of RMB2 billion) collectively in the last fiscal year, and the revenue in Chinese mainland of at least two business operators among them each exceeds RMB800 million (increased from the current threshold of RMB400 million) in the last fiscal year. Furthermore, if there is evidence indicating that the concentration of business operator has or may have an effect of excluding or limiting competition, the anti-monopoly authority may order the operators to file for clearance, regardless of the threshold standard.

On February 7, 2021, the Anti-Monopoly Committee of the PRC State Council officially promulgated the Guidelines to Anti-Monopoly in the Field of Internet Platforms. Pursuant to an official interpretation from the Anti-Monopoly Committee of the PRC State Council, these guidelines mainly cover five aspects, including general provisions, monopoly agreements, abusing market dominance, concentration of undertakings, and abusing of administrative powers eliminating or restricting competition. These guidelines prohibit certain monopolistic acts of internet platforms so as to protect market competition and safeguard interests of consumers and undertakings participating in internet platform economy, including, without limitation, prohibiting platforms with dominant position from abusing their market dominance (such as discriminating customers in terms of pricing and other transactional conditions using big data and analytics, coercing counterparties into exclusivity arrangements through entering into written or oral agreements or using technology means to block competitors’ interface or reduce positions in search results of goods displays, using bundle services to sell different services or products, compulsory collection of unnecessary user data). In addition, the guidelines also reinforce antitrust merger review for internet platform related transactions to safeguard market competition.

On May 6, 2024, the SAMR promulgated the Interim Provisions on Anti-Unfair Competition on the Internet, which came into effect on September 1, 2024. Pursuant to the provisions, a platform operator with competitive advantages, without justifiable reasons, shall not make use of technical means to abuse the advantages in background transaction data, traffic and other information and management rules, to impede or disrupt the normal operation of cyber goods or services legally provided by other business operators and disrupt the fair competition order of the market by shielding any third party’s operating information or unjustifiably interfering with the display order of goods or otherwise. A platform operator shall not take advantage of service agreements, transaction rules or other means to impose unreasonable restrictions on or attach unreasonable conditions to the transactions of the business operators using the platform, the transaction price and the transactions with other business operators.

On June 27, 2025, the amended Anti-Unfair Competition Law was promulgated, which took effect on October 15, 2025 and further introduced rules to address new forms of unfair competition in the digital economy by prohibiting the use of data and algorithms, technology, platform rules by business operators, by influencing user choices or otherwise, to commit the following acts that hinder or disrupt the normal operation of network products or services lawfully provided by other business operators. Platform operators shall specify fair competition rules within the platform service agreement and transaction rules, establish mechanisms for reporting, complaint, and dispute resolution regarding unfair competition, and guide and regulate business operators using the platform to compete fairly in accordance with the laws; upon discovering acts of unfair competition by business operators using the platform, the platform operator shall promptly take necessary measures in accordance with the laws, preserve relevant records and report to the competent regulatory authority.

On December 9, 2025, the NDRC, the SAMR, and the CAC jointly issued the Rules Governing the Pricing Behavior of Internet Platforms, which will be effective on April 10, 2026, and regulate the pricing activities of internet platforms operators and the business operators on the platform. These Rules permit the business operators on the platform to adopt differential pricing across internet platforms, and prohibit internet platforms from compelling uniform pricing among operators through algorithmic de-prioritization, traffic restrictions, or similar means.

C. Organizational Structure

The following chart illustrates our corporate structure, including our principal subsidiaries, the VIE and its principal subsidiaries, as of the date of this annual report.

(1)Mr. Rui Fang and Beijing Yibao Technology Limited Partnership hold 79% and 21% equity interests in Yuanbao Shuke (Beijing) Technology Co., Ltd., respectively.

The following table sets out the details of our subsidiaries, the VIE and the subsidiaries held by the VIE that are significant to us:

		Percentage of
		direct or
		indirect
	Place and year of	economic
Major subsidiaries	incorporation	ownership	Principal activities
Yuanbao (Hong Kong) Limited	Hong Kong, China 2019	100%	Investment holding
Hong Kong ASIA International Insurance Brokers Limited	Hong Kong, China 2021	100%	Insurance distribution services
Yuanbao Kechuang (Beijing) Technology Co., Ltd.	Beijing, China 2020	100%	System services

		Percentage of
		direct or
		indirect
	Place and year of	economic
The VIE	incorporation	ownership	Principal activities
Yuanbao Shuke (Beijing) Technology Co., Ltd.	Beijing, China 2019	100%	System services

		Percentage of
		direct or
		indirect
	Place and year of	economic
Major subsidiaries of the VIE	incorporation	ownership	Principal activities
Yuanbao Insurance Brokerage (Beijing) Co., Ltd.	Beijing, China 2005	100%	Insurance distribution services
Shouxin Insurance Agency (Guangdong) Co., Ltd.	Beijing, China 2010	100%	Insurance distribution services
Fumin Insurance Brokerage Co., Ltd.	Hainan, China 2011	100%	Insurance distribution services

Contractual Arrangements with the VIE and Its Shareholders

We are a Cayman Islands holding company with no equity ownership in the VIE or its subsidiaries and not a PRC operating company. We conduct operations in Chinese mainland through (i) our WFOE and its subsidiary, and (ii) the VIE, with which we have maintained contractual arrangements, and its subsidiaries. Current laws and regulations of Chinese mainland impose certain legal restrictions on foreign ownership of value-added telecommunication business and qualification requirements on foreign investors in the insurance intermediary business. Yuanbao Kechuang (Beijing) Technology Co., Ltd., our WFOE, is considered foreign-invested enterprise. Accordingly, our WFOE maintains contractual arrangements with Yuanbao Shuke (Beijing) Technology Co., Ltd., or the VIE, as well as the VIE’s respective shareholders. Rui Fang, our founder, and Beijing Yibao Technology Limited Partnership, or Beijing Yibao, are the shareholders of the VIE, holding 79% and 21% shares of the VIE, respectively.

Our contractual arrangements allow us to (i) be considered as the primary beneficiary of the VIE for accounting purposes and consolidate the financial results of the VIE, (ii) receive substantially all of the economic benefits of the VIE, (iii) have the pledge right over the equity interests in the VIE as the pledgee, (iv) have an exclusive option to purchase all or part of the equity interests in the VIE as permitted by the laws of Chinese mainland, (v) have an exclusive option to purchase all or part of the intellectual property or other assets of the VIE as permitted by the laws of Chinese mainland and (vi) on behalf of the VIE’s shareholders to exercise all of their shareholding rights and powers. As a result of these contractual arrangements, we are considered the primary beneficiary of the VIE for accounting purposes, and consolidate the VIE’s financial results in our consolidated financial statements under U.S. GAAP.

The following is a summary of the currently effective contractual arrangements by and among our WFOE, the VIE and its respective shareholders:

Exclusive Business Cooperation Agreement

Pursuant to the exclusive business cooperation agreement between our WFOE and the VIE, our WFOE has agreed to provide technology services, consulting services and other services to the VIE, including support services, business consultancy, financial management consultancy, software development and other services.

Without our WFOE’s prior written consent, the VIE may not accept any consultations and/or services regarding the matters contemplated by this agreement provided by any third party during the term of the agreement. The VIE has agreed to pay service fee to our WFOE for an amount consisting of 100% of the net profit before taxation, after the deduction of any accumulated deficit of the VIE in respect of the preceding financial year(s), operating costs, expenses, taxes and other statutory contributions. Notwithstanding the foregoing, our WFOE has the sole discretional right to adjust and decide the scope and amount, payment schedule and payment method of such service fee to be paid by the VIE. Our WFOE has the exclusive ownership of all the intellectual property rights created as a result of the performance of the exclusive business cooperation agreement. The exclusive business cooperation agreement has an initial term of twenty years, and shall be renewed for a further term without limitation as determined by our WFOE.

Exclusive Equity Option Agreement

Pursuant to the exclusive equity option agreement among our WFOE, the VIE and the shareholders of the VIE, the shareholders of the VIE irrevocably and unconditionally granted our WFOE an exclusive option to purchase all or a portion of their equity interest in the VIE at a lowest price as permitted by the applicable laws of Chinese mainland. Each of the VIE and its shareholders agreed not to transfer, mortgage or permit any encumbrance to be created on any equity interest in the VIE unless otherwise specified under the equity pledge agreement and powers of attorney. The exclusive equity option agreement shall remain effective until all equity interests in the VIE have been transferred to or registered under our WFOE or its designated third party or until our WFOE terminates the agreement unilaterally at its discretion with prior written notice.

Equity Pledge Agreement

Pursuant to the equity pledge agreement among our WFOE, the VIE and the shareholders of the VIE, the shareholders of the VIE pledged their equity interest in the VIE to our WFOE to secure their obligations under the exclusive business cooperation agreement, exclusive equity option agreement, exclusive asset purchase agreement and powers of attorney. The shareholders of the VIE further agreed to not transfer or pledge their equity interest in the VIE, create or allow any new pledge or any other encumbrance on the pledged equity interests without the prior written consent of our WFOE. The equity pledge agreement shall remain binding until the contractual obligations under the associated contractual agreements are fully fulfilled, and the service fees and other expenses incurred for the fulfillment of such agreements have been fully paid. As the date of this annual report, we have completed the registration of all equity pledges under the equity pledge agreement with competent regulatory authority of Chinese mainland.

Exclusive Asset Purchase Agreement

Pursuant to the exclusive asset purchase agreement between our WFOE and the VIE, the VIE irrevocably granted our WFOE an exclusive option to purchase all or a portion of their intellectual property or other assets in the VIE, at a lowest price as permitted by the applicable laws of Chinese mainland. The VIE agreed not to sell, transfer, mortgage, license or in any other ways to dispose any such intellectual property or other assets of the VIE, unless with the written consent issued by our WFOE. The exclusive asset purchase agreement has an initial term of twenty years, and our WFOE has an absolute discretion as to renew for a further term as determined by our WFOE.

Shareholder Entrustment Agreement

Pursuant to the shareholder entrustment agreement among our WFOE, the VIE and the shareholders of the VIE, each of the shareholders of the VIE irrevocably authorized our WFOE or any person designated by our WFOE to exercise all of their rights and powers as the shareholders of the VIE. Without our WFOE’s prior written consent, each of the shareholders of the VIE shall not exercise their rights and powers as the shareholders of the VIE during the term of this agreement. The shareholder entrustment agreement shall remain effective until it is terminated by other written agreements among the parties to the powers of attorney or until our WFOE terminates the powers of attorney unilaterally at its discretion with prior written notice.

Power of Attorney

Pursuant to the power of attorney granted by each of the shareholders of the VIE, the shareholders of the VIE irrevocably appointed our WFOE as their exclusive agent and attorney-in-fact to act on their behalf on all shareholder matters of the VIE and exercise all rights as shareholders of the VIE. The powers of attorney shall remain effective during the term of shareholder entrustment agreement.

Spousal Consent Letter

The spouse of the individual shareholder of the VIE has signed a spousal consent letter agreeing that the equity interests in the VIE held by and registered under the name of the individual shareholder will be disposed pursuant to the associated contractual agreements with our WFOE, without seeking further authorization or consent of such spouses. The spouse agreed not to assert any rights over the equity interests in the VIE held by the individual shareholder of the VIE.

Undertaking Letter

Pursuant to the undertaking letter issued by each of the limited partner and general partners of Beijing Yibao, the limited partner and general partners of Beijing Yibao have irrevocably undertaken that, including without limitation to, (i) strictly follow and support any other arrangements under the contractual arrangements; (ii) acknowledge that any of equity interests, rights and liabilities of the VIE they hold through Beijing Yibao shall be finally controlled by our WFOE; and (iii) agree to transfer the partnership interests in Beijing Yibao to any third party as designated by our WFOE, at a lowest price permitted by the laws of Chinese mainland.

Loan Agreement

Pursuant to the loan agreement between our WFOE and the shareholders of the VIE, our WFOE extended loans to the shareholders of the VIE, who shall contribute the loan principals to the VIE mainly as registered capital. The shareholders of the VIE shall repay the loans only by transferring their equity interests in the VIE to WFOE or its designated person(s) pursuant to the exclusive option agreements. The VIE shall not transfer the rights and obligations under the loan agreement to any other party without our WFOE’s written consent. The loan agreement shall remain effective until the date of full performance by the shareholders of the VIE of their respective obligations thereunder.

In the opinion of Han Kun Law Offices, our PRC counsel:

●	the ownership structure of the VIE in Chinese mainland and our WFOE are not in violation of any explicit provisions of laws and regulations currently in effect of Chinese mainland; and
●	the contractual arrangements between our WFOE, the VIE, and the VIE’s shareholders governed by laws and regulations of Chinese mainland are valid and binding upon each party to such arrangements in accordance with their terms and applicable laws and regulations currently in effect of Chinese mainland, and will not result in any violation of applicable laws of Chinese mainland.

However, these contractual arrangements may not be as effective as direct ownership. Our PRC counsel has also advised us that there may be changes regarding the interpretation and application of current and future laws, regulations, and rules of Chinese mainland. Accordingly, the regulatory authorities of Chinese mainland may take a view that is contrary to the opinion of our PRC counsel. It is uncertain whether any new laws or regulations relating to the VIE structure will be adopted or if adopted, what they would provide. If we or the VIE is found to be in violation of any existing or future laws or regulations of Chinese mainland, or fail to obtain or maintain any of the required permits or approvals, the relevant Chinese mainland regulatory authorities would have discretion to take action in dealing with such violations or failures. For a description of the risks related to these contractual arrangements and our corporate structure, please see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.”

D. Property, Plants and Equipment

See “Item 4. Information on the Company—B. Business Overview—Facilities.”

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included in this annual report. This report contains forward-looking statements. In evaluating our business, you should carefully consider the information provided under the caption “Item 3. Key Information—D. Risk Factors” in this annual report. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

A. Operating Results

Key Factors Affecting Our Results of Operations

General Factors Affecting Our Results of Operations

Our business, results of operations and financial condition are affected by general factors driving China’s national economy, the insurance industry and the online insurance industry. These factors include, among others, (i) the macroeconomic environment, (ii) demographic patterns, (iii) level of disposable income per capita, (iv) level of consumer spending, (v) consumption habits and preferences of consumers, (vi) awareness of common risks and hazards, (vii) knowledge of the protections provided by insurance, (viii) attitude among the public towards life and A&H insurance, (ix) prevailing commission rates applicable to insurance distribution services, (x) service fees charged to insurance carriers, (xi) the regulatory environment, and (xii) overall competitive landscape. As a result, unfavorable changes in any of these general factors could materially and adversely affect our results of operations.

Specific Factors Affecting Our Results of Operations

While our business is influenced by the general factors set forth above, our results of operations are also more directly affected by specific factors relating to our business, including:

Our ability to reach internet users and expand our insurance consumer base

While we derive revenue primarily from providing insurance distribution services and system services for insurance carriers, insurance consumers are the ultimate purchasers of insurance products. The sales volume of insurance products, in turn, significantly impacts the commissions that we may receive from insurance carriers. Therefore, our insurance consumers are crucial for our sustainable and profitable business operations in China. As we compete in China’s online insurance distribution industry, we need to have access to Chinese internet users. To this end, we rely on precision online marketing to reach the massive and growing user base of online platforms and convert them into our insurance consumers.

In 2023, 2024 and 2025, the number of our insurance consumers reached 8.1 million, 13.9 million and 18.2 million, respectively. By introducing competitive insurance products to those less exposed to insurance coverage through the internet, we have become a leading technology-driven online insurance distributor in China. Since we have highly targeted strategies for each primary type of insurance products’ consumers, we are able to increase sales as we grow and gain more insight into their insurance needs. The increase in the percentage of our insurance consumers aged between 30 and 60 of our total insurance consumer base increased from 78.2% in 2023 to 80.7% in 2024 and further to 85.0% in 2025, primarily due to the decrease in contribution from insurance consumers aged over 60. As such, we witnessed a gradual shift in our insurance consumer base toward a younger demographic.

To increase our brand awareness and sales volume, we engage with online platforms in China to reach a massive base of internet users and attract them to visit our website, WeChat official account and WeChat mini-program. Using the full consumer service cycle engine, we implement targeted advertising that optimizes efficiency of acquiring insurance consumer, thereby growing both our consumer base and sales. In particular, we have developed an Intelligent Marketing System that can accurately identify prospective consumers and automatically match them with customized insurance products.

We have established a model architecture that supports and connects our media model network, user model network and product model network to achieve accurate, efficient and automated advertising that optimizes our consumer acquisition unit economics. Furthermore, through commercial application of technologies throughout the insurance service cycles, such as intelligent marketing and intelligent consumer service, we have significantly boosted operational efficiency and reduced personnel and operational costs.

Our ability to cross-sell and expand product offering

Through partnerships with insurance carriers, we can provide insurance consumers with attractive and competitive insurance products on our platform, which has been a central pillar of our success since our inception. Starting with health insurance products, we have expanded the offerings to a broad spectrum of insurance solutions, with a particular focus on medical and critical illness insurance products. While we intend to maintain our strength in distributing health insurance products, we will continue to meet the evolving needs of insurance consumers by cross-selling other insurance products and expanding the offering of competitive insurance products.

In 2023, 2024 and 2025, medical insurance accounts for 64.5%, 61.9% and 59.3% of the number of new policies, respectively; critical illness accounts for 28.1%, 31.7% and 37.9 % of the number of new policies, respectively; and other short-term and life insurance accounts for 7.4%, 6.4% and 2.8% of the number of new policies, respectively.

Through the full consumer service cycle engine, we continuously analyze consumers’ various insurance needs and cross-sell customized products and maximize their lifetime value. Through the cross-selling and expanded insurance product offering, we also deepen our relationship with insurance consumers.

Our ability to maintain and expand cooperation with insurance carriers

Maintaining and deepening our cooperation with insurance carriers is crucial for our success as an online insurance distributor in China. Our relationships with these insurance carriers were rapidly built since our inception. We have access to a vast array of insurance products underwritten by partnered insurance carriers, which we can then introduce to our insurance consumers. By offering a wide range of insurance products, we are better able to meet the diverse needs of our consumers, which in turn leads to increased policy sales on our platform and enhanced consumer satisfaction and loyalty.

Our revenue stream is dependent on our cooperation with insurance carriers. We generate a majority of our revenue through the provision of insurance distribution services and system services to partnered insurance carriers. We distribute insurance products underwritten by insurance carriers, and primarily receive commission fees from insurance carriers as a percentage of the premiums. We do not generate any commission revenue from the facilitation of zero-premium policies. Underpinned by industry-leading capabilities in data analytics and networks of interconnected models, we also provide system services for insurance carriers, such as technical advisory services, full consumer service cycle engine application, and capacity building for intelligent insurance. These services help insurance carriers reduce costs and improve operational efficiency. In 2023, 2024 and 2025, our revenue generated by insurance distribution services amounted to RMB711.8 million, RMB1,081.3 million and RMB1,446.8 million (US$206.9 million), respectively; and our revenue generated by system services amounted to RMB1,320.8 million, RMB2,194.2 million and RMB2,922.7 million (US$417.9 million), respectively.

Our collaboration with insurance carriers has been extensive and strategic. Enabled by our deep knowledge of the online insurance and insurance distribution industries and deep insights into consumer preferences, we assist partnered insurance carriers in the customization of insurance products that address the evolving demand and preferences of insurance consumers. Functioning as an online insurance distributor, we also facilitate premium collection and provide other types of support for the benefit of insurance carriers. Going forward, we plan to maintain and deepen our collaboration with selected insurance carriers, introducing more competitive and customized insurance products to our consumers and facilitating the business growth of insurance carriers.

Our ability to enhance operating efficiency of our business

The operational efficiency of our comprehensive consumer service cycle engine plays a pivotal role in determining our overall performance and financial results. Our operating costs and expenses primarily consist of operations and support expenses, selling and marketing expenses, research and development expenses, and general and administrative expenses. By diligently managing these costs and expenses, we can significantly bolster our operational efficiency and drive improvements in our financial performance. Notably, our high operating leverage allows us to achieve profitability while concurrently maintaining a robust liquidity position. This remarkable achievement is primarily attributable to our unwavering commitment to optimizing operational processes and maximizing efficiency throughout our organization.

We invest significantly in selling and marketing efforts to reach potential insurance consumers. In addition, we analyze data and make data-driven decisions to allocate our marketing resources more efficiently and improve the effectiveness of our business strategies. Our Intelligent Marketing System enables us to adopt a precision marketing approach, leveraging model networks to strategically place advertisements across different online platforms in China. This helps us acquire new consumers and retain existing consumers at optimal cost levels. We also closely monitor the return on investment of our marketing efforts. The proportion of our selling and marketing expenses to our total revenue decreased from 71.5% in 2023 to 54.5% in 2024 and further to 50.7% in 2025, demonstrating our enhanced capabilities to leverage effective marketing strategies to improve our consumer acquisition efficiency and overall profitability.

In addition to selling and marketing expenses, we have also been able to reduce both operations and support expenses and general and administrative expenses as a percentage of our revenue. Through continuous optimization of our operations and cost control measures, our operations and support expenses as a percentage of our revenue decreased from 6.7% in 2023 to 5.1% in 2024 and further to 3.8% in 2025. These decreases improve our profitability, which ultimately contributes to our financial performance.

Key Operating Metrics

Since the commencement of our business, we have achieved rapid growth in operating performance. We utilize a set of key operating metrics that our senior management reviews frequently to evaluate our business performance, formulate financial projections as well as make strategic decisions. The following table sets forth our key operating metrics for the years indicated:

	For the Year Ended December 31,
	2023	2024	2025
Key Operating Metrics
Number of insurance consumers (in thousands)	8,103.1	13,879.4	18,198.2
Number of new policies (in thousands)	12,486.2	22,435.9	30,660.5

The number of insurance consumers in a given year refers to the number of policyholders corresponding to all valid policies during such year. Policyholders who purchased multiple new policies in a given year are only counted once. The number of insurance consumers, as a key operating metric, is indicative of the scale of consumer base and the size of our business operations, which reflect our long-term capabilities to effectively compete with other players in China’s online insurance distribution industry. Meanwhile, our management closely monitors any changes in the number of insurance consumers in day-to-day operations to evaluate the effectiveness of our sales and marketing efforts, which then allows us to adjust or upgrade our business strategies to reach more potential consumers and enhance the competitiveness of insurance products we offer. In 2023, 2024 and 2025, the number of our insurance consumers reached 8.1 million, 13.9 million and 18.2 million, respectively.

The number of new policies in a given year represents the total number of new policies of both short-term insurance and long-term insurance purchased by our insurance consumers in such year. The number of new policies is a key indicator of the frequency of policy sales and the level of consumer engagement, which can reveal the overall effectiveness of our engine in offering competitive insurance products and our ability to match consumers with customized products. By tracking and analyzing the number of new policies facilitated by us, our management can comprehensively evaluate various aspects of our business operations, enabling us to better carry out targeted marketing activities and assist insurance carriers in customizing more competitive insurance products. In 2023, 2024 and 2025, the number of new policies facilitated on our platform reached 12.5 million, 22.4 million and 30.7 million, respectively.

Discontinued Operations

In order to focus on the principal business of insurance distribution, the shareholders of our company entered into Shareholders Resolutions to undertake a spin-off as a distribution to all existing shareholders on a pro rata basis to separate non-core business which is primarily the knowledge sharing and related business (the “Target Business”), including separating the operation entities of the Target Business (the “Disposed Entities”) on June 5, 2023. As a result, our group only focuses on the principal business of insurance distribution.

As the divestiture of the Target Business by our group represents a strategic shift that has (or will have) a major effect on our operations and financial results, it qualifies as a discontinued operation. Accordingly, the Target Business’ financial results for the year ended December 31, 2023 have been reflected in the consolidated statements of operations and comprehensive income as discontinued operations.

Key Components of Our Results of Operations

In our discussions below on the key components of results of operations, we focus exclusively on the historical results of continuing operations, as all results of operations associated with the knowledge sharing and related business are presented as discontinued operations in the audited consolidated financial statements as of and for the year ended December 31, 2023, unless otherwise noted.

Revenue

We generate revenue from (i) insurance distribution services, (ii) system services, and (iii) other sources. The following table sets forth a breakdown of our total revenue by business segment, both in absolute amounts and as percentages of our total revenue, for the years indicated:

	For the Year Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Revenue:
Insurance distribution services	711,849	34.9	1,081,291	32.9	1,446,843	206,896	33.1
Short-term insurance	681,972	33.4	1,064,059	32.4	1,440,894	206,045	33.0
— Medical insurance	504,178	24.7	776,424	23.7	1,018,798	145,686	23.3
— Critical illness insurance	164,274	8.0	256,436	7.8	397,451	56,835	9.1
— Others	13,520	0.7	31,199	0.9	24,645	3,524	0.6
Long-term insurance	29,877	1.5	17,232	0.5	5,949	851	0.1
— Life insurance and others	29,877	1.5	17,232	0.5	5,949	851	0.1
System services	1,320,816	64.5	2,194,189	66.8	2,922,724	417,944	66.8
—Marketing and related analytics services	1,256,576	61.4	2,138,826	65.1	2,512,403	359,268	57.4
— Post-sale support services	59,766	2.9	55,046	1.7	408,953	58,480	9.4
— Other system service	4,474	0.2	317	0.0	1,368	196	0.0
Others	12,487	0.6	9,045	0.3	3,586	513	0.1
Total	2,045,152	100.0	3,284,525	100.0	4,373,153	625,353	100.0

Insurance distribution services

We provide insurance distribution services through our platform to facilitate insurance carriers’ sales of both short-term and long-term insurance products. We distribute insurance policies underwritten by insurance carriers on our insurance distribution platform and generate revenue from insurance distribution. We primarily distribute policies related to products of medical insurance and critical illness insurance sourced from selected and reputable insurance carriers in China.

Our revenue generated from insurance distribution services are primarily contributed by the VIE’s subsidiaries. Our revenue derived from the provision of insurance distribution services primarily consists of commissions received from partnered insurance carriers, which are determined based on a percentage of premiums paid by the policyholders. In 2023, 2024 and 2025, our revenue generated from insurance distribution services amounted to RMB711.8 million, RMB1,081.3 million and RMB1,446.8 million (US$206.9 million), accounting for 34.9%, 32.9% and 33.1% of our total revenue, respectively.

System services

We generate revenue from our provision of system services to partnered insurance carriers, which primarily consist of marketing and related analytics services, post-sale support services, and other system services. These services are designed to optimize the efficiency of insurance distribution and to improve after-sales service quality by utilizing our full consumer service cycle engine. We provide system services to insurance carriers by leveraging multi-dimensional consumer behavior analysis and insights derived from aggregated data. Through marketing and related analytics services, we assist partnered insurance carriers in matching insurance consumers with the products that best suit their respective demands and providing insurance carriers with insights into consumer behaviors and preferences, which can help them to develop their businesses more efficiently. Through post-sale support services, we provide partnered insurance carriers with a variety of system services which can improve insurance consumers’ experiences after they purchased the insurance products.

Our revenue generated from system services are primarily contributed by the WFOE and its subsidiary and the VIE. In 2023, 2024 and 2025, our revenue generated from the provision of system services amounted to RMB1,320.8 million, RMB2,194.2 million and RMB2,922.7 million (US$417.9 million), accounting for 64.5%, 66.8% and 66.8% of our total revenue, respectively.

Others

We also generate revenue from other sources, such as assisting insurance carriers in making insurance product promotion videos, which only accounted for a small part of our total revenue. In 2023, 2024 and 2025, our revenue generated from other sources amounted to RMB12.5 million, RMB9.0 million and RMB3.6 million (US$0.5 million), respectively.

Operating Costs and Expenses

Our operating costs and expenses consist of: (i) operations and support expenses, (ii) selling and marketing expenses, (iii) general and administrative expenses, and (iv) research and development expenses. The following table sets forth the components of our total operating costs and expenses, both in absolute amounts and as percentages of the total expenses, for the years indicated:

	For the Year Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Operating costs and expenses:
Operations and support	137,962	7.4	166,331	6.9	167,458	23,946	5.5
Selling and marketing expenses	1,461,773	78.2	1,789,908	73.8	2,217,159	317,050	73.0
General and administrative expenses	141,531	7.5	238,639	9.8	286,843	41,018	9.5
Research and development expenses	128,528	6.9	231,041	9.5	365,113	52,210	12.0
Total	1,869,794	100.0	2,425,919	100.0	3,036,573	434,224	100.0

Operations and support expenses

Operations and support expenses mainly consist of labor costs related to consumer service staff and rewards for successful sales, channel fees, cloud service and bandwidth costs, transaction fees charged by third-party payment companies related to insurance distribution and services, and other direct costs related to our business operations. The following table sets forth the components of our operations and support expenses, both in absolute amounts and as percentages of the total operations and support expenses, for the years indicated:

	For the Year Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Operations and support expenses:
Labor costs	77,887	56.5	93,551	56.2	110,920	15,861	66.2
Others	60,075	43.5	72,780	43.8	56,538	8,085	33.8
Total	137,962	100.0	166,331	100.0	167,458	23,946	100.0

Selling and marketing expenses

Selling and marketing expenses mainly consist of marketing and promotional expenses incurred to continually enhance our brand and reputation, and salaries, benefits, and incentives provided to sales staff. To broaden our reach to more internet users, we enter into online promotion cooperation agreements with third-party user traffic channels to access potential insurance consumers and achieve precise advertisement delivery. Under such agreements, we typically prepare and provide advertising materials to be used for online promotion or delegate the third-party user traffic channels to create the information content for advertising materials under our guidance. The third-party user traffic channels, as entrusted by us, subsequently place such advertising materials on designated online platforms they own or for which they act as agents. As a consideration for the services provided by the third-party user traffic channels, we pay them information service fees which are recorded as part of selling and marketing expenses.

While the concrete terms of each contract may vary depending on the dynamics of commercial negotiations, below are the key terms of the online promotion cooperation agreements typically entered into by us and third-party user traffic channels:

●	The obligation of third-party traffic channels. The third-party user traffic channels create the informational content for advertising materials under the guidance of us or receive the advertising materials from us, establish stable links on the online platforms they own or for which they act as agents and promote the brand and reputation of ours, directing users of such online platforms to our user interface.
●	Consideration and settlement. In return for the services provided by third-party user traffic channels, we pay them information service fees. The information services fees typically consist of promotion costs and commissions based on a certain percentage of such promotion costs. The promotion costs are subject to the pricing policies established by online platforms which the third-party user traffic channels own or for which they act as agents. The third-party user traffic channels typically issue a settlement statement to us on a monthly basis, which serves as a basis for both parties to reconcile and settle the fees incurred during the period. We monthly settle information service fees to third-party user traffic channels and make payment in the agreed payment term (i.e. 15 days) after receiving invoice from third-party user traffic channels.

The following table sets forth the components of our selling and marketing expenses, both in absolute amounts and as percentages of the total selling and marketing expenses, for the years indicated:

	For the Year Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Selling and marketing expenses:
Marketing and promotional expenses	1,424,629	97.5	1,743,121	97.4	2,158,833	308,709	97.4
Labor costs	37,144	2.5	46,787	2.6	58,326	8,341	2.6
Total	1,461,773	100.0	1,789,908	100.0	2,217,159	317,050	100.0

General and administrative expenses

General and administrative expenses consist primarily of labor costs in the form of salaries, bonuses and benefits for employees involved in general corporate functions, depreciation and amortization of fixed assets, legal and other professional services fees, rental, and other general corporate related expenses. The following table sets forth the components of our general and administrative expenses, both in absolute amounts and as percentages of the total general and administrative expenses, for the years indicated:

	For the Year Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
General and administrative expenses:
Labor costs	98,122	69.3	193,488	81.1	221,894	31,730	77.4
Others	43,409	30.7	45,151	18.9	64,949	9,288	22.6
Total	141,531	100.0	238,639	100.0	286,843	41,018	100.0

Research and development expenses

Research and development expenses mainly consist of labor costs in the forms of salary and welfare benefits incurred for the development, cloud service expenses and enhancement of our websites and platform of applications. The following table sets forth the components of our research and development expenses, both in absolute amounts and as percentages of the total research and development expenses, for the years indicated:

	For the Year Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Research and development expenses:
Labor costs	121,868	94.8	219,013	94.8	334,194	47,789	91.5
Others	6,660	5.2	12,028	5.2	30,919	4,421	8.5
Total	128,528	100.0	231,041	100.0	365,113	52,210	100.0

Taxation

Cayman Islands

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains, or appreciation, and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties, which may be applicable on instruments executed in, or brought within the jurisdiction of, the Cayman Islands.

Payments of dividends and capital in respect of the shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of the shares, nor will gains derived from the disposal of the shares be subject to Cayman Islands income or corporation tax.

Hong Kong

Our subsidiaries in Hong Kong are subject to Hong Kong profits tax at the rate of 8.25% on assessable profits up to HK$2 million, and 16.5% on any part of assessable profits over HK$2 million, in accordance with Hong Kong Inland Revenue Ordinance.

Chinese Mainland

Under the Enterprise Income Tax (“EIT”) Law of the PRC (the “EIT Law”), the standard enterprise income tax rate for domestic enterprises and foreign invested enterprises is 25%. In addition, the EIT Law provides for, among others, a preferential tax rate of 15% for enterprises qualified as High and New Technology Enterprises (“HNTE”). Further, certain subsidiaries were recognized as Software Enterprises (“SE”) and thereby entitled to full exemption from EIT for two years beginning from their first profitable calendar year and a 50% reduction for the subsequent three calendar years.

Our subsidiaries in Chinese mainland, the VIE and subsidiaries of the VIE are subject to an income tax of 25%, except for Yuanbao Shuke (Beijing) Technology Co., Ltd. and Yuanbao Kechuang (Beijing) Technology Co., Ltd. They were recognized as HNTEs and were eligible for a preferential tax rate of 15% starting from 2022 to 2027. This status is subject to annual evaluation and a requirement that they reapply for HNTE status every three years.

In addition, Yuanbao Kechuang (Beijing) Technology Co., Ltd. was also granted the SE status in 2024 and 2025 and is expected to be entitled to an income tax exemption for 2025, which is its second profitable taxation year. The tax exemption is subject to review by the relevant tax authorities during the 2025 annual tax filing of Yuanbao Kechuang (Beijing) Technology Co., Ltd. As the SE status is subject to review and approval by the relevant authorities every year, the preferential income tax of the SE status each year would be accounted for when the approval is received for the year or it is more likely than not that the SE status will be granted.

Dividends paid by our wholly foreign-owned subsidiary in Chinese mainland to our intermediary holding company in Hong Kong will be subject to a withholding tax rate of 10%, unless the relevant Hong Kong entity satisfies all the requirements under the Arrangement between the Chinese mainland and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income and receives approval from the relevant tax authority. If our Hong Kong subsidiary satisfies all the requirements under the tax arrangement and receives approval from the relevant tax authority, then the dividends paid to the Hong Kong subsidiary would be subject to withholding tax at the standard rate of 5%.

If our holding company in the Cayman Islands or any our subsidiary outside of Chinese mainland was deemed to be a “resident enterprise” under the PRC Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Chinese mainland—Our income and the dividends that we may receive from our Chinese mainland subsidiary, dividends distributed to our non-Chinese mainland shareholders, and gains recognized by such shareholders, may be subject to Chinese mainland taxes under the Enterprise Income Tax Law, which would have a material adverse effect on our results of operations.”

Results of Operations

In our discussions below on the results of operations, we focus exclusively on the historical results of continuing operations, as all results of operations associated with the knowledge sharing and related business have been presented as discontinued operations, unless otherwise noted. The following table sets forth a summary of our consolidated results of operations for the years indicated, both in absolute amount and as a percentage of revenue. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The results of operations in any period are not necessarily indicative of our future performance.

	For the Year Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Revenue	2,045,152	100.0	3,284,525	100.0	4,373,153	625,353	100.0
Operating costs and expenses:
Operations and support	(137,962)	(6.7)	(166,331)	(5.1)	(167,458)	(23,946)	(3.8)
Selling and marketing expenses	(1,461,773)	(71.5)	(1,789,908)	(54.5)	(2,217,159)	(317,050)	(50.7)
General and administrative expenses	(141,531)	(6.9)	(238,639)	(7.3)	(286,843)	(41,018)	(6.6)
Research and development expenses	(128,528)	(6.3)	(231,041)	(7.0)	(365,113)	(52,210)	(8.3)
Total operating costs and expenses	(1,869,794)	(91.4)	(2,425,919)	(73.9)	(3,036,573)	(434,224)	(69.4)
Other income:
Interest income	19,697	1.0	24,310	0.7	22,092	3,159	0.5
Exchange gains/(losses)	860	0.0	320	0.0	(4,246)	(607)	(0.1)
Investment income	628	0.0	6,423	0.2	45,197	6,463	1.0
Others, net	8,934	0.4	1,755	0.1	9,088	1,300	0.2
Income before income taxes from continuing operations	205,477	10.0	891,414	27.1	1,408,711	201,444	32.2
Income tax expense	(291)	(0.0)	(25,568)	(0.7)	(101,171)	(14,467)	(2.3)
Net income from continuing operations	205,186	10.0	865,846	26.4	1,307,540	186,977	29.9
Net loss from discontinued operations	(2,069)	(0.1)	—	—	—	—	—
Net income	203,117	9.9	865,846	26.4	1,307,540	186,977	29.9
Accretion to preferred shares redemption value	(536,059)	(26.2)	(429,931)	(13.1)	700,795	100,212	16.0
Net (loss)/income attributable to the Yuanbao Inc.’s ordinary shareholders	(332,942)	(16.3)	435,915	13.3	2,008,335	287,189	45.9
Including:
Net (loss)/income from continuing operations attributable to Yuanbao Inc.’s ordinary shareholders	(330,873)	(16.2)	435,915	13.3	2,008,335	287,189	45.9
Net loss from discontinued operations attributable to Yuanbao Inc.’s ordinary shareholders	(2,069)	(0.1)	—	—	—	—	—

Year Ended December 31, 2025 Compared to Year Ended December 31, 2024

Revenue

Our revenue increased by 33.1% from RMB3,284.5 million in 2024 to RMB4,373.2 million (US$625.4 million) in 2025. The increase was primarily driven by significant increases in revenues from both insurance distribution services and system services.

Insurance distribution services. Our revenue generated from insurance distribution services increased by 33.8% from RMB1,081.3 million in 2024 to RMB1,446.8 million (US$206.9 million) in 2025, primarily due to an increase in the number of policies purchased by insurance consumers on our platform, partly driven by the Company’s enhanced targeted marketing efforts.

●	Distribution of short-term insurance. Our revenue generated by insurance distribution services regarding short-term insurance increased by 35.4% from RMB1,064.1 million in 2024 to RMB1,440.9 million (US$206.0 million) in 2025, primarily due to the increase in the number of short-term insurance policies distributed through our platform, as a result of our enhanced targeted marketing efforts.
●	Distribution of medical insurance products. Our revenue generated by insurance distribution services regarding medical insurance products increased by 31.2% from RMB776.4 million in 2024 to RMB1,018.8 million (US$145.7 million) in 2025, primarily driven by the increase in the number of medical insurance policies distributed through our platform.
●	Distribution of critical illness products. Our revenue generated by insurance distribution services regarding critical illness insurance products increased by 55.0% from RMB256.4 million in 2024 to RMB397.5 million (US$56.8 million) in 2025, primarily due to an increase in the number of critical illness insurance policies distributed, mainly driven by our efforts to promote cross-selling of insurance products available on our platform, which enabled consumers to enjoy more comprehensive insurance coverage.
●	Distribution of other short-term insurance products. Our revenue generated by insurance distribution services regarding other short-term insurance products decreased by 21.0% from RMB31.2 million in 2024 to RMB24.6 million (US$3.5 million) in 2025, primarily due to changes in the categories of short-term insurance products distributed via our platform.
●	Distribution of long-term insurance. We also distribute long-term insurance products, primarily including life insurance and others. Our revenue generated by insurance distribution services regarding long-term insurance decreased by 65.5% from RMB17.2 million in 2024 to RMB5.9 million (US$0.9 million) in 2025, primarily due to the decrease in the number of new policies of life insurance and other insurance products distributed through our platform in 2025.

System services. Our revenue generated from system services increased by 33.2% from RMB2,194.2 million in 2024 to RMB2,922.7 million (US$417.9 million) in 2025, primarily due to (i) our enhanced ability to provide partnered insurance carriers with more effective marketing services and precise analytics services, and (ii) an expanded provision of system services to both existing and newly acquired partnered insurance carriers.

●	Marketing and related analytics services. Our revenue generated by the provision of marketing and related analytics services increased by 17.5% from RMB2,138.8 million in 2024 to RMB2,512.4 million (US$359.3 million) in 2025, primarily driven by the enhanced effectiveness of our marketing services for insurance products and the improved accuracy of our analytics services for partnered insurance carriers, which were supported by the continued improvement of our full consumer service cycle engine and the growing accumulation of consumer behavioral insights data.
●	Post-sale support services. Our revenue generated by the provision of post-sale support services increased significantly from RMB55.0 million in 2024 to RMB409.0 million (US$58.5 million) in 2025, primarily because our improved full consumer service cycle engine enabled us to provide a wider variety of post-sale support services, such as AI medical assistant and data storage services.
●	Other system services. Our revenue generated by the provision of other system services remained relatively stable at RMB0.3 million in 2024 and RMB1.4 million (US$0.2 million) in 2025.

Others. Our revenue generated from other sources decreased by 60.4% from RMB9.0 million in 2024 to RMB3.6 million (US$0.5 million) in 2025, primarily because of the changes in the scope of our services provided to insurance carriers.

Operating Costs and Expenses

Our total operating costs and expenses increased by 25.2% from RMB2,425.9 million in 2024 to RMB3,036.6 million (US$434.2 million) in 2025, primarily in line with our business and revenue growths.

Operations and support expenses. Our operations and support expenses increased by 0.7% from RMB166.3 million in 2024 to RMB167.5 million (US$23.9 million) in 2025, primarily due to improved operating efficiency and effective cost control.

Selling and marketing expenses. Our selling and marketing expenses increased by 23.9% from RMB1,789.9 million in 2024 to RMB2,217.2 million (US$317.0 million) in 2025, primarily due to our enhanced marketing efforts to attract new consumers and retain existing consumers.

General and administrative expenses. Our general and administrative expenses increased by 20.2% from RMB238.6 million in 2024 to RMB286.8 million (US$41.0 million) in 2025, primarily due to increase of payroll cost.

Research and development expenses. Our research and development expenses increased by 58.0% from RMB231.0 million in 2024 to RMB365.1 million (US$52.2 million) in 2025, primarily due to our enhanced research and development efforts and an expansion in R&D personnel.

Other Income

Interest income. Our interest income remained relatively stable at RMB24.3 million in 2024 and RMB22.1 million (US$3.2 million) in 2025.

Others. The other part of other income included exchange gains/(losses), investment income, and others (net). Among the other part of other income, we recorded exchange gains of RMB0.3 million in 2024 and exchange losses of RMB4.2 million (US$0.6 million) in 2025, respectively, primarily due to the fluctuation in the exchange rate between Renminbi and U.S. dollar. Our investment income increased from RMB6.4 million to RMB45.2 million (US$6.5 million), primarily due to the increase in our purchase of short-term financial products.

Net Income from Continuing Operations

As a result of the foregoing, our net income from continuing operations increased significantly from RMB865.8 million in 2024 to RMB1,307.5 million (US$187.0 million) in 2025.

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

Revenue

Our revenue increased by 60.6% from RMB2,045.2 million in 2023 to RMB3,284.5 million in 2024. The increase was primarily driven by the significant increase in our revenue generated from both insurance distribution services and system services.

Insurance distribution services. Our revenue generated from insurance distribution services increased by 51.9% from RMB711.8 million in 2023 to RMB1,081.3 million in 2024, primarily due to the increased number of policies purchased by insurance consumers on our platform, which in part resulted from our enhanced targeted marketing efforts.

●	Distribution of short-term insurance. Our revenue generated by insurance distribution services regarding short-term insurance increased by 56.0% from RMB682.0 million in 2023 to RMB1,064.1 million in 2024, primarily because of the increased number of policies in relation to short-term insurance products distributed via our platform, partly due to our enhanced targeted marketing efforts.
●	Distribution of medical insurance products. Our revenue generated by insurance distribution services regarding medical insurance products increased by 54.0% from RMB504.2 million in 2023 to RMB776.4 million in 2024, primarily driven by the larger number of policies distributed through our platform for medical insurance.
●	Distribution of critical illness products. Our revenue generated by insurance distribution services regarding critical illness insurance products increased by 56.1% from RMB164.3 million in 2023 to RMB256.4 million in 2024, primarily driven by our efforts to promote cross-selling of insurance products available on our platform, which effectively distributed more policies for critical illness insurance products to consumers to protect them with more comprehensive insurance protection.
●	Distribution of other short-term insurance products. Our revenue generated by insurance distribution services regarding other short-term insurance products increased by 130.8% from RMB13.5 million in 2023 to RMB31.2 million in 2024, primarily driven by the increased number of policies distributed in relation to other short-term insurance products on our platform.

●	Distribution of long-term insurance. We also distribute long-term insurance products, primarily including life insurance and others. Our revenue generated by insurance distribution services regarding long-term insurance decreased by 42.3% from RMB29.9 million in 2023 to RMB17.2 million in 2024, primarily due to our tentative adjustment in business strategy for the distribution of long-term products based on the evolving market reality. Since we regard long-term insurance products as an important supplement to short-term insurance products and will adjust the strategy regarding such products based on consumer demands and marketing efficiency, we believe the temporary decrease in the revenue generated by the distribution of long-term insurance products does not represent a continuous downward trend in the revenue generation of such products.

System services. Our revenue generated from system services increased by 66.1% from RMB1,320.8 million in 2023 to RMB2,194.2 million in 2024, primarily due to (i) our strengthened ability to provide partnered insurance carriers with more effective marketing services and customer related services, which was enabled by the constantly improved full consumer service cycle engine, and (ii) our enhanced provision of system services to existing and new partnered insurance carriers.

●	Marketing and related analytics services. Our revenue generated by the provision of marketing and related analytics services increased by 70.2% from RMB1,256.6 million in 2023 to RMB2,138.8 million in 2024, primarily because the constantly improved full consumer service cycle engine enabled us to provide more targeted and effective marketing of insurance products underwritten by partnered insurance carriers.
●	Post-sale support services. Our revenue generated by the provision of post-sale support services decreased by 7.9% from RMB59.8 million in 2023 to RMB55.0 million in 2024, primarily because our increasingly accumulated consumer behavior insights data enabled us to provide more customer related services to partnered insurance carriers.
●	Other system services. Our revenue generated by the provision of other system services decreased by 92.9% from RMB4.5 million in 2023 to RMB0.3 million in 2024, primarily because of the changes in the scope of our services provided to insurance carriers.

Others. Our revenue generated from other sources decreased by 27.6% from RMB12.5 million in 2023 to RMB9.0 million in 2024, primarily because of the changes in the scope of our services provided to insurance carriers.

Operating Costs and Expenses

Our total operating costs and expenses increased by 29.7% from RMB1,869.8 million in 2023 to RMB2,425.9 million in 2024, primarily attributable to enlarged business scale. However, our operating costs and expenses as a percentage of our total revenue decreased from 91.4% in 2023 to 73.9% in 2024 as we are able to continuously improve our operating efficiency, particularly the enhanced marketing effectiveness.

Operations and support. Our operations and support expenses increased by 20.6% from RMB138.0 million in 2023 to RMB166.3 million in 2024, primarily due to the growth in our operating scale. However, leveraging our improved technology capabilities represented by the full consumer service cycle engine, we were able to decrease the proportion of operations and support expenses to our total revenue from 6.7% in 2023 to 5.1% in 2024.

Selling and marketing expenses. Our selling and marketing expenses increased by 22.4% from RMB1,461.8 million in 2023 to RMB1,789.9 million in 2024, primarily due to our enhanced selling and marketing efforts to attract new consumers and retain existing consumers.

General and administrative expenses. Our general and administrative expenses increased by 68.6% from RMB141.5 million in 2023 to RMB238.6 million in 2024, primarily due to increase of payroll cost.

Research and development expenses. Our research and development expenses increased by 79.8% from RMB128.5 million in 2023 to RMB231.0 million in 2024, primarily because we made greater efforts in research and development and hired more research and development talents to consolidate our leading position as a technology-driven online insurance distributor.

Other Income

Interest income. Our interest income increased by 23.4% from RMB19.7 million in 2023 to RMB24.3 million in 2024, primarily due to our efforts to manage net cash flows provided by continuing operating activities through wealth management products.

Others. The other part of other income included exchange gains, investment income, and others (net). Among the other part of other income, we recorded exchange gains of RMB0.9 million and RMB0.3 million in 2023 and 2024, respectively, primarily due to the fluctuation in the exchange rate between Renminbi and US Dollar; investment income increased significantly from RMB0.6 million in 2023 to RMB6.4 million in 2024, primarily due to our increased gains from short-term investments; and others (net) decreased by 80.4% from RMB8.9 million in 2023 to RMB1.8 million in 2024, primary due to the accounting impact of lease termination and the expiry of the government policy for additional deduction in relation to input VAT at the end of 2023.

Net Income from Continuing Operations

As a result of the foregoing, our net income from continuing operations increased significantly from RMB205.2 million in 2023 to RMB865.8 million in 2024.

Non-GAAP Financial Measures

We review adjusted net income (loss), a non-GAAP measure, in evaluating our operating results and for financial and operational decision-making purposes. We define adjusted net income (loss) for a specific period as net income (loss) from continuing operations in the same period excluding share-based compensation expenses.

We present this non-GAAP financial measure because it is used by our management to evaluate our operating performance and formulate business plans. We believe that adjusted net income (loss) helps identify underlying trends in our business that could otherwise be distorted by the effect of certain expenses that are included in net income (loss) from continuing operations and certain expenses that are not expected to result in future cash payments or that are non-recurring in nature. We also believe that the use of the non-GAAP financial measure facilitates investors’ assessment of our operating performance, enhances the overall understanding of our past performance and future prospects and allows for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

The non-GAAP financial measure should not be considered in isolation from or construed as an alternative to its most directly comparable financial measure prepared in accordance with GAAP. Investors are encouraged to review the historical non-GAAP financial measure in reconciliation to its most directly comparable GAAP financial measure. As the non-GAAP financial measure has material limitations as an analytical metric and may not be calculated in the same manner by all companies, such measure may not be comparable to other similarly titled measure used by other companies. In light of the foregoing limitations, you should not consider the non-GAAP financial measure as a substitute for, or superior to, its most directly comparable financial measure prepared in accordance with GAAP. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

The following table presents a reconciliation of the historical non-GAAP financial measure to its most directly comparable GAAP financial measure for each of the years indicated:

	For the fiscal year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$

	(in thousands)
Net income from continuing operations	205,186	865,846	1,307,540	186,977
Add: share-based compensation	37,110	64,017	74,319	10,627
Adjusted net income	242,296	929,863	1,381,859	197,604

B. Liquidity and Capital Resources

Liquidity and Capital Resources

To date, we have financed operations primarily through cash generated by operating activities and financing activities. As of December 31, 2024 and 2025, our cash and cash equivalents were RMB1,904.7 million and RMB860.5 million (US$123.0 million), respectively. Our cash and cash equivalents mainly represent bank deposits and short-term, highly liquid investments, with original maturities of less than three months that are readily convertible to known amounts of cash, and have insignificant risk of changes in value related to changes in interest rates. Moreover, as of December 31, 2024 and 2025, our time deposits were RMB80.0 million and RMB273.4 million (US$39.1 million), respectively. As of December 31, 2024 and 2025, our restricted cash was RMB15.0 million and RMB23.5 million (US$3.4 million), respectively. As of December 31, 2024, our restricted cash represented guaranteed deposits required by the NAFR. As of December 31, 2025, our restricted cash represented guaranteed deposits required by the NAFR and guaranteed deposit related to certain foreign exchange settlement contracts.

We believe that our existing cash and cash equivalents are sufficient to fund operating activities, capital expenditures and other obligations for the next 12 months. We may decide to enhance our liquidity position or increase our cash reserve through additional capital and finance funding. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

As of December 31, 2025, most of our cash and cash equivalents were held in financial institutions in Chinese mainland and denominated in Renminbi. Although we consolidate the results of the VIE and its subsidiaries, we only have power to direct the activities and decisions that most significantly impact the VIE and its subsidiaries through our contractual arrangements with the VIE and its shareholders. See “Item 4. Information of the Company—C. Organizational Structure—Contractual Arrangements with the VIE and Its Shareholders.” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “Item 3. Key Information—Risk Factors—Risks Related to Our Corporate Structure—Chinese mainland regulation of loans to and direct investment in Chinese mainland entities by offshore holding companies may delay us from using the proceeds of our initial public offering to make loans or additional capital contributions to our Chinese mainland subsidiary, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

As a holding company with no material operations of our own, we conduct operations primarily through our Chinese mainland subsidiary and the VIE. We are permitted under laws and regulations of Chinese mainland to provide funding to our Chinese mainland subsidiary only through capital contributions or loans, and to the VIE only through loans, subject to satisfaction of applicable government registration and approval requirements. We cannot assure you that we will be able to obtain these regulatory approvals on a timely basis, if at all. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Chinese mainland—Chinese mainland regulation of loans to and direct investment in Chinese mainland entities by offshore holding companies may delay us from using the proceeds of our initial public offering to make loans or additional capital contributions to our Chinese mainland subsidiary, which could materially and adversely affect our liquidity and our ability to fund and expand our business.” The ability of our subsidiary in Chinese mainland to make dividends or other cash payments to us is subject to certain restrictions and requirements under laws and regulations of Chinese mainland. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Chinese mainland—We may rely to a significant extent on dividends and other distributions on equity paid by our Chinese mainland subsidiary to fund any cash and financing requirements we may have. Any limitation on the ability of our Chinese mainland subsidiary to pay dividends to us could have a material adverse effect on our ability to conduct our business.” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Chinese mainland—Our income and the dividends that we may receive from our Chinese mainland subsidiary, dividends distributed to our non-Chinese mainland shareholders, and gains recognized by such shareholders, may be subject to Chinese mainland taxes under the Enterprise Income Tax Law, which would have a material adverse effect on our results of operations.”

The following table sets forth a summary of our cash flows for the years indicated:

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$

	(in thousands)
Net cash provided by operating activities	441,972	1,207,601	1,495,138	213,804
Net cash used in investing activities	(45,255)	(157,570)	(2,722,879)	(389,367)
Net cash provided by/ (used in) financing activities	18,046	(9,113)	196,844	28,148
Effect of foreign exchange rate changes on cash and cash equivalents and restricted cash	6,588	4,846	(4,797)	(688)
Net increase/(decrease) in cash and cash equivalents and restricted cash	421,351	1,045,764	(1,035,694)	(148,103)
Cash and cash equivalents and restricted cash at beginning of the year	452,559	873,910	1,919,674	274,510
Cash and cash equivalents and restricted cash at end of the year	873,910	1,919,674	883,980	126,407

Operating Activities

Net cash provided by operating activities was RMB1,495.1 million (US$213.8 million) in 2025, which was different from net income of RMB1,307.5 million (US$187.0 million) in the same period. Such difference was primarily due to the adjustments of certain non-cash items and changes in certain working capital accounts. Such non-cash items primarily included (i) deferred income tax of RMB97.1 million (US$13.9 million), (ii) share-based compensation of RMB74.3 million (US$10.6 million), and (iii) fair value change of financial instruments of RMB45.2 million (US$6.5 million). The changes in working capital accounts that affected operating cash flow in the year ended December 31, 2025 primarily included (i) an increase in accrued expenses and other current liabilities of RMB191.1 million (US$27.3 million), (ii) an increase in salary and welfare payable of RMB69.3 million (US$9.9 million), and (iii) a decrease in prepayments and other current assets of RMB34.9 million (US$5.0 million), partially offset by (i) an increase in accounts receivable, net of RMB179.3 million (US$25.6 million), (ii) a decrease in contract liabilities of RMB54.1 million (US$7.7 million), and (iii) a decrease in lease liabilities of RMB13.8 million (US$2.0 million).

Net cash provided by operating activities was RMB1,207.6 million in 2024, which was different from net income of RMB865.8 million in the same period. Such difference was primarily due to the adjustments of certain non-cash items and changes in certain working capital account. Such non-cash items primarily included (i) share-based compensation of RMB64.0 million, (ii) deferred tax income of RMB24.7 million, and (iii) amortization of right-of-use assets of RMB11.8 million. The changes in working capital accounts that affected operating cash flow in the year ended December 31, 2024 primarily included (i) an increase in accrued expenses and other current liabilities of RMB170.2 million, primarily due to the increase in premium collections for third parties (ii) an increase in salary and welfare payable of RMB83.2 million due to bonus accruals, (iii) an increase in contract liabilities of RMB50.2 million, primarily due to the expansion of our business scale, and (iv) an increase in taxes payable of RMB41.9 million, primarily due to an increase in individual income tax for the increased employee bonus, partially offset by (i) an increase of prepayments and other current assets of RMB43.7 million, (ii) a decrease of amount due to related parties of RMB33.2 million, and (iii) an increase in accounts receivable, net of RMB16.2 million, primarily due to the revenue growth along with our expanded business scale.

Net cash provided by operating activities was RMB442.0 million in 2023, which was a combined result of net cash provided by continuing operating activities of RMB426.6 million and net cash provided by discontinued operating activities of RMB15.4 million in the same period. The difference between net cash provided by continuing operating activities of RMB426.6 million and net income from continuing operations of RMB205.2 million was primarily due to the adjustments of certain non-cash items and changes in certain working capital accounts. Such non-cash items primarily included (i) share-based compensation of RMB37.1 million, and (ii) amortization of right-of-use assets of RMB12.6 million. The changes in working capital accounts that affected operating cash flow in 2023 primarily included (i) an increase in accrued expenses and other current liabilities of RMB126.2 million, primarily due to an increase in our business scale, (ii) an increase in contract liabilities of RMB21.0 million, primarily due to our expanded operations, and (iii) an increase in salary and welfare payable of RMB31.7 million, primarily due to the impact of the provision for employee bonuses, partially offset by (i) an increase in prepayments and other current assets of RMB7.2 million, primarily due to our expanded operations, (ii) an increase in prepaid staff compensation of RMB3.4 million due to prepaid staff compensation related to non-interest bearing loans to staff, (iii) an increase in accounts receivable, net of RMB20.4 million, which was in line with the growth of our operations, and (iv) a decrease in lease liabilities of RMB16.4 million, primarily due to our payment of rents.

Investing Activities

Net cash used in investing activities was RMB2,722.9 million (US$389.4 million) in 2025, which primarily consisted of cash of RMB10,384.0 million (US$1,484.9 million) paid on short-term investments and time deposits, partially offset by cash of RMB7,359.5 million (US$1,052.4 million) received from disposal of short-term investments and RMB327.4 million (US$46.8 million) received from maturity of time deposits.

Net cash used in investing activities was RMB157.6 million in 2024, which primarily consisted of cash of RMB3,896.2 million paid on short-term investments and time deposits, partially offset by cash of RMB2,247.3 million received from disposal of short-term investments and RMB1,494.6 million received from maturity of time deposits.

Net cash used in investing activities was RMB45.3 million in 2023, which was a combined result of net cash used in continuing investing activities of RMB13.6 million and net cash used in discontinued investing activities of RMB31.7 million in the same period. Net cash used in continuing investing activities of RMB13.6 million primarily consisted of (i) cash paid on short-term investment and time deposits, primarily including time deposits at banks and wealth management products with R1 risk, of RMB1,000.9 million, (ii) cash paid to acquire property and equipment and intangible assets of RMB4.6 million, and (iii) cash paid for loans to staff of RMB14.7 million partially offset by (i) cash received from maturity of time deposits of RMB996.5 million, (ii) cash received from disposal of short-term investments, primarily including wealth management products with R1 risk, of RMB10.2 million.

Financing Activities

Net cash provided by financing activities was RMB196.8 million (US$28.1 million) in 2025, primarily attributable to net proceeds from the initial public offering.

Net cash used in financing activities was RMB9.1 million in 2024.

Net cash provided by financing activities was RMB18.0 million in 2023, primarily consisted of cash received from exercise of share options.

Material Cash Requirements

Our material cash requirements as of December 31, 2025 and any subsequent period primarily include our capital expenditures and contractual obligations.

Off-Balance Sheet Arrangements

We have not entered into any off-balance sheet financial guarantees or other off-balance sheet commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our revised combined financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an uncombined entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any uncombined entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

C. Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the fiscal year ended December 31, 2025 that are reasonably likely to have a material adverse effect on our net revenue, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

E. Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires our management to make estimates that affect the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities at the balance sheet dates, as well as the reported amounts of revenues and expenses during the reporting periods. To the extent that there are material differences between these estimates and actual results, our financial condition or results of operations would be affected. We base our estimates on our own historical experience and other assumptions that we believe are reasonable after taking account of our circumstances and expectations for the future based on available information. We evaluate these estimates on an ongoing basis.

We consider an accounting estimate to be critical if: (i) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (ii) changes in the estimate that are reasonably likely to occur from period to period or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations. There are other items within our financial statements that require estimation but are not deemed critical, as defined above.

Fair value of preferred shares

The redemption price of the preferred shares shall be equal to the highest of: (i) an amount equal to: preferred shares issue price*(1+8%*N), N = a fraction, the numerator of which is the number of calendar days between the original issue date and the date on which the redemption price with respect to the preferred shares is paid and the denominator of which is 365, plus all declared but unpaid dividends on the Series B preferred shares required to be redeemed up to the date of redemption, proportionally adjusted for share subdivisions, share dividends, reorganizations, reclassifications, consolidations or mergers; or (ii) one hundred and twenty percent (120%) of the original investment amount, plus all declared but unpaid dividends; or (iii) the fair market value of the preferred shares determined by an independent appraiser selected jointly by the Company, Rui Fang, Shuli Sun, Ying Li, Bo Wang, and the holders of a majority of redeeming preferred shares.

When determining the fair value of our ordinary shares and preferred shares, we firstly utilize Discounted Cash Flow (“DCF”) approach to estimate the fair value of our total equity value based on our projected cash flows using our best estimate as of the valuation date, then use the Option Pricing Method (“OPM”) to allocate fair value of ordinary share and preferred share.

The major assumptions used in the determination of the fair value of preferred shares are as following:

For the Year Ended December 31,
	2023	2024
Expected dividends yields	—	—
Expected volatility	41.3%~58.9%	38.4%~52.0%
Risk-free interest rate	3.8%~5.5%	3.8%~5.5%
Discount for Lack of Marketability (DLOM)	9.8%~16.2%	6.0%~8.3%
The underlying equity value (including preferred shares and ordinary shares)(1)
(1)	The major assumptions used in calculating the underlying equity value include:
●	WACCs: WACCs were determined based on a consideration of the factors including risk-free interest rate, comparative industry risk, equity risk premium, company size and non-systematic risk factors.
●	Comparable companies: In deriving the weighted average cost of capital used as the discount rates under the income approach, certain publicly traded companies were selected for reference as our guideline companies. The guideline companies were selected based on the following criteria: (i) they operate in the online insurance distributor industry and (ii) their shares are publicly traded in the United States.
●	Discount for lack of marketability (“DLOM”): DLOM was quantified by the Finnerty’s Average-Strike put options mode. Under this option-pricing method, which assumed that the put option is struck at the average price of the stock before the privately held shares can be sold, the cost of the put option was considered as a basis to determine the DLOM.

The following table estimates the effect of changes in key assumptions on the consolidated financial statements.

Basic Point
	Change	Increase/(Decrease) of equity value as of December 31,
		2023	2024
		(RMB in	(RMB in
		thousands)	thousands)
Forecasted revenue	+/–10%	521,000/(521,000)	538,000/(538,000)
WACC	+/–100 bps	(323,000)/368,000	(301,000)/340,000

Since the completion of the IPO in April 2025, all of issued and outstanding preferred shares have automatically been converted and re-designated into Class A ordinary shares on a one-for-one basis and the determination of fair value of preferred shares no longer requires a critical accounting estimate.

Fair value of share-based awards

The grant date fair value of share-based awards is calculated using the binomial option pricing model. The determination of the fair value is affected by the fair value of ordinary shares as well as assumptions regarding a number of complex and subjective variables, including the expected volatility of the fair value of ordinary shares, actual and projected employee share option exercise behavior, risk-free interest rates and expected dividends. Share-based compensation expenses are recorded net of actual forfeitures using straight-line method during the service period requirement.

The major assumptions used in the determination of the fair value of share-based awards are as following:

	For the Year Ended December 31,
	2023	2024	2025
Risk-free interest rate	4.1%~4.3%	4.0%~4.4%	4.4%
Expected volatility	49.7%~50.0%	50.0%~58.5%	60.0%
Expected dividend yields	—	—	—
Expected term (years)	10	10	10
Fair value of the underlying shares on the date of option grants (USD)	2.12~2.19	2.42~2.91	2.5

Assumptions are updated at each grant date of new options.

Estimates for insurance policy cancellations in revenue recognition

We recognize insurance distribution services revenue from commission fees when a signed insurance policy is in place and the premium is collected from the insurance policyholders, with an estimate for insurance policies cancellations. We estimate the proportion of commission fees that will ultimately not remain in force due to cancellations. This estimate directly reduces the revenue. We base our estimates on historical cancellation experience and adjust for any known trends or events. The estimation period typically covers the allowable cancellation period. For the years ended December 31, 2023, 2024 and 2025, no significant adjustments were recorded for prior estimates.

The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors that should be considered when reviewing our financial statements. We regularly re-evaluate our assumptions, judgments and estimates. For details of our accounting policies and significant judgments and estimates used in the preparation of our financial statements, see Note 2 to our consolidated financial statements included elsewhere in this annual report.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and senior management as of the date of this annual report:

Directors and Executive Officers	Age	Position/Title
Rui Fang	49	Chairman of the Board of Directors and Chief Executive Officer
Ying Li	38	Director and Chief Operating Officer
Shuli Sun	36	Director and Chief Product Officer
Bo Wang	43	Chief Technology Officer
Huirui Wan	36	Chief Financial Officer
Ying Yue	36	Vice President
Dong Li	49	Independent Director
Xu Han	53	Independent Director

Rui Fang is our founder and has served as the chairman of our board of directors since March 2020 and our chief executive officer since our inception. Mr. Fang has more than 20 years of fintech and internet e-commerce experience. Prior to founding our company, Mr. Fang had 17 years of work experience at NetEase, Inc. (NASDAQ: NTES; HKEX: 9999), where he served as its vice president and head of technology. He founded NetEase’s e-commerce division and served as its chief executive officer. During his tenure at NetEase, he serially incubated a number of business segments, including online insurance. Mr. Fang graduated and obtained his EMBA degree from Tsinghua University PBC School of Finance.

Ying Li has served as our director since March 2020 and as our chief operating officer since our inception. Ms. Li has 13 years of experience in e-commerce operations and marketing. Prior to joining our company, Ms. Li held various positions at NetEase from 2010 to 2017, including the director of strategic cooperation and vice president of the e-commerce division. In 2017, Ms. Li founded Beijing Zhengmang Technology Co., Ltd., an intelligent marketing solution provider, and she served as its chief executive officer from 2017 to 2020. Ms. Li obtained her bachelor’s degree from Beijing International Studies University in 2010.

Shuli Sun has served as our director since March 2020 and as our chief product officer since our inception. Before joining our company and from 2012 to 2019, Ms. Sun held various positions at NetEase, including the director of products, and served as the general manager of certain NetEase’s joint venture companies. Ms. Sun obtained her bachelor’s degree from Beijing Normal University in 2012.

Bo Wang has served as our chief technology officer since our inception. Prior to joining our company, he held various positions at NetEase from 2008 to 2019, including the director of technology and vice president of the e-commerce department. Mr. Wang obtained his master’s degree in computer science and technology from Beijing University of Posts and Telecommunications in 2007.

Huirui Wan has served as our chief financial officer since July 2023. Prior to joining our company, Mr. Wan served as the chief financial officer of Shanghai Kenexa Human Resources Science and Technology Co., Ltd. from 2022 to 2023. He previously served as an executive director at Goldman Sachs (Asia) LLC from 2018 to 2021, with extensive experience in public offerings and mergers and acquisitions. Mr. Wan worked at ARCM from 2015 to 2017 as a hedge fund specialist covering the US, Europe, Japan and Australia markets across asset classes including equities, distressed credit, commodities, currencies and derivatives. He graduated with honors and obtained dual bachelor’s degrees in mathematics and business administration from University of Waterloo and Wilfrid Laurier University in 2012, respectively.

Ying Yue, formerly known as Ying Le, has served as our vice president since our inception. Prior to joining our company, Ms. Yue held various positions at NetEase from 2014 to 2019, including the director of commerce and general manager of the strategic cooperation department. Ms. Yue obtained her master’s degree from Peking University in 2013.

Dong Li has served as our director since April 2025. Mr. Li has more than 20 years’ management experience in public accounting, investment banking, and corporate finance. Mr. Li has served as the chief financial officer of TH International Limited (Nasdaq: THCH), the exclusive master franchisee of Tim Hortons coffee shops in China, since September 2021. Previously, from September 2019 to September 2021, Mr. Li served as the chief financial officer of Ximalaya Inc., a non-music audio company operating in China. Prior to that, from July 2017 to June 2019, Mr. Li was the chief financial officer of OneSmart International Education Group Limited (NYSE: ONE), a K-12 education company operating in China. Prior to that, he was also the chief financial officer of Ecovacs Robotics Holdings Limited (SSE: 603486); worked in investment banking for Bank of America Merrill Lynch and ICBC International; and served in the auditing practice group for KPMG. Mr. Li is also an independent director at GreenTree Hospitality Group Ltd. (NYSE: GHG), Helens International Holdings Company Limited (HKEx: 09869), Logory Logistics Technology Co., Ltd. (HKEx: 02482), and ZJLD Group Inc (HKEx: 06979). Mr. Li obtained a bachelor’s degree in accounting from School of Economics and Management at Tsinghua University in 1999 and an MBA from the Kellogg School of Management at Northwestern University in 2008. Mr. Li is also a member of the Chinese Institute of Certified Public Accountants and the Certified General Accountants Association of Canada.

Xu Han has served as our director since April 2025. Mr. Han has served as the director and president of Tianjin Xinhai Financial Leasing Co., Ltd. since 2015. Previously, Mr. Han worked for and successively held various key managerial positions at China National Arts & Crafts Import & Export Corporation, Zhongmin International Economic Cooperation Company, Hebei Century Ark Industrial Co., Ltd., and Yingli Group. Mr. Han obtained a bachelor’s degree in business administration from Gifu Keizai University in Japan in 1998 and an EMBA from the PBC School of Finance at Tsinghua University in 2017.

The business address of our directors and executive officers is Building 2, No.8 Beichen West Road, Chaoyang District, Beijing, 100101, the People’s Republic of China. No family relationship exists between any of our directors and executive officers.

B. Compensation

Compensation of Directors and Executive Officers

For the year ended December 31, 2025, we paid an aggregate of approximately RMB33.2 million (US$4.7 million) in cash to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers and none of our non-executive directors has a service contract with us that provides for benefits upon termination of service. Our Chinese mainland subsidiary, the VIE and its subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

Share Incentive Plans

2020 Share Incentive Plan

In July 2020, we adopted the 2020 Share Option Plan (the “2020 Plan”), to attract and retain the services of best available employees, directors, and consultants and provide additional incentives for such persons to exert their best efforts for the success of our business.

As of the date of this annual report, the maximum aggregate number of ordinary shares available for issuance under the 2020 Plan and 2024 Plan is 27,012,845.

As of the date of this annual report, awards to purchase 22,937,507 ordinary shares under the 2020 Plan have been granted and remain outstanding, excluding awards that were forfeited or canceled after the relevant grant dates.

The following paragraphs describe the principal terms of the 2020 Plan.

Type of Awards. The 2020 Plan permits the awards of options and other types of share incentive awards as determined by the board of directors.

Plan Administration. Our board of directors or a compensation committee or such other committee as may be designated by the board of directors will administer the 2020 Plan. The plan administrator will determine the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each grant.

Award Agreement. Awards granted under the 2020 Plan are evidenced by an award agreement that sets forth the terms, conditions and limitations for each award, which may include the term of the award, the provisions applicable in the event that the grantee’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.

Eligibility. We may grant awards to any employee or any other individual who provides services to our company or any of its subsidiaries or affiliates as determined by the plan administrator shall be eligible to be selected to receive an award under the 2020 Plan.

Exercise of Options. The plan administrator determines (i) the exercise price per share, (ii) the time or times at which an option becomes vested and exercisable in whole or in part, (iii) the term of each option, and (iv) the method or methods by which and the form or forms in which payment of the exercise price with respect thereto may be made or deemed to have been made. No Award shall be granted under the 2020 Plan after the earliest to occur of (i) the tenth year anniversary of the effective date of 2020 Plan; (ii) the maximum number of shares available for issuance under the 2020 Plan have been issued; or (iii) the board of directors terminates the 2020 Plan.

Transfer Restrictions. Except as may be permitted by the plan administrator or as specifically provided in an award agreement, (i) no award and no right under any award shall be assignable, alienable, saleable or transferable by a participant of 2020 Plan and (ii) during a participant’s lifetime, each award, and each right under any award, shall be exercisable only by such participant or, if permissible under applicable law, by such participant’s guardian or legal representative.

Termination and Amendment of the 2020 Plan. Except to the extent prohibited by applicable law and unless otherwise expressly provided in an award agreement or in the 2020 Plan, the plan administrator may amend, alter, suspend, discontinue or terminate the 2020 Plan or any portion thereof at any time; provided, however, that no such amendment, alteration, suspension, discontinuation or termination shall be made without (i) shareholder approval if such approval is required, or (ii) the consent of the affected participant, if such action would materially adversely affect the rights of such participant under any outstanding award.

2024 Equity Incentive Plan

Our second equity incentive plan adopted in 2024 (the “2024 Plan”) provides for the grant of share options, share appreciation rights, restricted share units, restricted shares or other share-based awards, which we refer to collectively as equity awards. We believe that the 2024 Plan will aid us in recruiting, retaining and motivating certain key employees, directors and consultants of outstanding ability through the granting of equity awards.

The initial maximum number of Shares which may be issuable pursuant to the 2024 Plan and other applicable share incentive schemes of the Company is 35,522,337 Shares, provided, however, that the maximum number of Shares pursuant to the 2024 Plan and other applicable share incentive schemes of the Company shall be 35,522,337 Shares plus an annual increase on the first day of each year during the term of the Plan commencing with the year beginning January 1, 2025, by an amount equal to the lesser of (i) an automatically increased additional one and a half percent (1.5%) of the then total issued and outstanding Shares plus the Shares issuable pursuant to share incentive schemes of the Company on the last day of the immediately preceding year (i.e., December 31 of each calendar year), and such increase shall only occur once a fiscal year, and (ii) such number of Shares as may be determined by the Committee, if and whenever the unallocated Shares which may be issuable pursuant to Awards under the Plan account for less than three percent (3.0%) of the then total issued and outstanding Shares plus the Shares issuable pursuant to share incentive schemes of the Company as of the first day of each fiscal year (i.e., January 1 of each calendar year). Notwithstanding anything to the contrary above, the board of directors may, at its full discretion, at any time during the year, to increase the number of unallocated shares under this plan and other applicable share incentive schemes at that time by any amount as deemed necessary and reasonable by the board of directors.

As of the date of this annual report, awards to acquire 3,248,184 ordinary shares under the 2024 Plan have been granted and remain outstanding, excluding awards that were forfeited or canceled after the relevant grant dates.

The following paragraphs describe the principal terms of the 2024 Plan:

Administration. The 2024 Plan is administered by the board of directors or the Compensation Committee of the board of directors to whom the board of directors shall delegate the authority to grant or amend Awards to Participants other than any of the committee members, independent directors and executive officers of the company. The Compensation Committee of the board of directors shall be entitled to delegate its duties and powers in whole or in part under this Plan to any other authorized individuals, provided, that such delegation is made in accordance with the purpose of this Plan and in the best interests of the Company. The plan administrator is authorized to interpret the plan, to establish, amend and rescind any rules and regulations relating to the plan, and to make any other determinations that it deems necessary or desirable for the administration of the plan, as well as determine the provisions, terms and conditions of each award consistent with the provisions of the plan.

Change in Control. A “change in control” under the 2024 Plan is generally defined as (i) the sale of substantially all company assets, or (ii) a transaction resulting in acquisition of over 50% voting power and board control by an outside entity, subject to certain exceptions involved with specified permitted holders and relevant shareholders. In the event of a change in control, the Compensation Committee of the board of directors may, but shall not be obligated to, (i) cancel such awards for fair value (as determined in the sole discretion of the Compensation Committee of the board of directors), (ii) provide for the issuance of substitute awards that will substantially preserve the otherwise applicable terms of any affected awards previously granted hereunder as determined by the Compensation Committee of the board of directors in its sole discretion, (iii) provide that for a period (as determined in the sole discretion of the Compensation Committee of the board of directors), such options or stock appreciation rights shall be exercisable as to all shares subject thereto and that upon the occurrence of the change in control, such options or stock appreciation rights shall terminate and be of no further force and effect, or (iv) if determined by the compensation committee of the board of directors in the applicable award agreement or otherwise, any outstanding awards then held by participants which are unexercisable or otherwise unvested or subject to lapse restrictions shall automatically be deemed exercisable or otherwise vested or no longer subject to lapse restrictions, as the case may be, as of immediately prior to such change in control.

Term. Unless terminated earlier, the 2024 Plan will continue in effect for a term of ten years from the date of its adoption.

Award Agreements. Generally, equity awards granted under the 2024 Plan are evidenced by an award agreement providing for the number of ordinary shares subject to the award, and the terms and conditions of the award, which must be consistent with the 2024 Plan.

Vesting Schedule. The Compensation Committee of the board of directors determines the vesting schedule of each equity award granted under the 2024 Plan, which vesting schedule will be set forth in the award agreement for such equity award.

Amendment and Termination of Plan. Our board of directors or Compensation Committee of the board of directors may at any time amend, alter or discontinue the 2024 Plan, subject to certain exceptions.

The following table summarizes, as of the date of this annual report, the number of issued and outstanding options and RSUs we have granted to certain of our directors and executive officers.

	Ordinary
	Shares
	Underlying		Exercise Price for
	Options and		Options
Name	RSUs Granted		(US$ per Share)	Date of Grant	Date of Expiration
Rui Fang	7,175,500		0.06 –0.40	August 1, 2020 – November 20, 2025	August 1, 2030 – April 1, 2035
Ying Li	*	(1)	0.06 –0.40	August 1, 2020 – November 20, 2025	August 1, 2030 – April 1, 2035
Shuli Sun	*	(1)	0.06 –0.40	August 1, 2020 – November 20, 2025	August 1, 2030 – April 1, 2035
Bo Wang	*	(1)	0.06 –0.40	August 1, 2020 – November 20, 2025	August 1, 2030 – April 1, 2035
Huirui Wan	*	(1)	0.30	January 10, 2024, November 20, 2025	January 10, 2034
Ying Yue	*	(1)	0.06 –0.40	August 1, 2020 – November 20, 2025	August 1, 2030 – April 1, 2035
Dong Li	*	(1)	—	August 14, 2025	—
Xu Han	*	(1)	—	August 14, 2025	—
Total Options and RSUs	13,763,189		0.06 –0.40	August 1, 2020 – November 20, 2025	August 1, 2030 – April 1, 2035

Note:

(1)Less than 1% of our total ordinary shares on an as-converted basis outstanding as of the date of this annual report.
(2)RSUs do not have an expiration date.

As of the date of this annual report, other employees as a group hold options to purchase a total of 10,817,262 ordinary shares of our company, with exercise price ranging from US$0.06 to US$0.40 per share, and 1,737,984 outstanding RSUs.

C. Board Practices

Board of Directors

Our board of directors consists of five directors. A director is not required to hold any shares in our company by way of qualification. A director who is in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract or transaction with our company is required to declare the nature of his or her interest at a meeting of our directors. Subject to the Nasdaq rules and disqualification by the chairperson of the relevant board meeting, a director may vote with respect to any contract or transaction, or proposed contract or transaction notwithstanding that he or she may be interested therein, and if he or she does so his or her vote shall be counted and he or she may be counted in the quorum at any meeting of our directors at which any such contract or transaction or proposed contract or transaction is considered. Our directors may from time to time at their discretion exercise all the powers of our company to raise or borrow money, and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof, and to issue debentures or other securities whether outright or as security for any debt, liability or obligation of our company or of any third-party.

Committees of the Board of Directors

We have established three committees under the board of directors: an audit committee, a compensation committee and a nominating and corporate governance committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Dong Li and Xu Han. Dong Li is the chairperson of our audit committee. We have determined that Dong Li and Xu Han satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market and Rule 10A-3 under the Exchange Act. We have determined that Dong Li qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;
●	reviewing with the independent auditors any audit problems or difficulties and management’s response;
●	discussing the annual audited financial statements with management and the independent auditors;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;
●	reviewing and approving all proposed related party transactions;
●	meeting separately and periodically with management and the independent auditors; and
●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee. Our compensation committee consists of Xu Han, Dong Li and Rui Fang. Xu Han is the chairperson of our compensation committee. We have determined that Dong Li and Xu Han satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

●	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;
●	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;
●	reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and
●	selecting a compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Rui Fang, Dong Li and Xu Han. Rui Fang is the chairperson of our nominating and corporate governance committee. Dong Li and Xu Han satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

●	selecting and recommending to the board nominees for election by the shareholders or appointment by the board;
●	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;
●	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and
●	advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly, and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care, and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. Our company has the right to seek damages if a duty owed by our directors is breached. In certain limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached.

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

●	convening shareholders’ annual and extraordinary general meetings and reporting its work to shareholders at such meetings;
●	declaring dividends and distributions;
●	appointing officers and determining the term of office of the officers;
●	exercising the borrowing powers of our company and mortgaging the property of our company; and
●	approving the transfer of shares in our company, including the registration of such shares in our share register.

Terms of Directors and Officers

Our directors may be appointed by a resolution of our board of directors, or by an ordinary resolution of our shareholders pursuant to our memorandum and articles of association. Our directors (other than independent directors) are not automatically subject to a term of office and hold office until such time as they are removed from office by ordinary resolution of our shareholders or upon any specified event or after any specified period in a written agreement between our company and the director, if any, and an appointment of a director may be on terms that the director shall automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting; but no such term shall be implied in the absence of an express provision. A director will cease to be a director if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found by our company to be or becomes of unsound mind, (iii) resigns his or her office by notice in writing to our company, (iv) without special leave of absence from our board, is absent from three consecutive board meetings and our directors resolve that his or her office be vacated, or (v) is removed from office pursuant to any other provision of our memorandum and articles of association.

Our officers are appointed by and serve at the discretion of our board of directors.

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We have the right to terminate the employment agreement for reasons such as failure to meet job requirements, serious violations, misconduct, or conflicts of interest. We may also terminate with 30 days’ notice or one-month salary if the employee is unable to perform agreed duties due to certain causes as prescribe in employment agreements.

The employee is obligated to safeguard the company’s interests and reputation and protect the company’s commercial secrets. The employee shall comply with the relevant confidentiality agreement and is prohibited from engaging in any business or behavior that competes with the company. Additionally, the employee must adhere to all confidentiality and nondisclosure requirements during and after the employment period. In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and typically for one year following the last date of employment.

We have also entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

D. Employees

We had 384, 497 and 613 full-time employees as of December 31, 2023, 2024 and 2025, respectively. All of our employees are located in Chinese mainland and Hong Kong. To support our technology-driven operations, 85 of our employees were dedicated to machine learning and big data research and development, accounting for 13.9% of our total employees as of December 31, 2025. The following table sets forth the number of our full-time employees by functions as of December 31, 2025:

Function	Number of employees	% of total
Research and development	410	66.9
General and administrative	145	23.7
Sales and marketing	45	7.3
Operations	13	2.1

Total	613	100.0

We enter into employment contracts and confidentiality agreements with our full-time employees. The confidentiality agreements entered into with our senior management and certain core employees also contain non-compete terms. In addition to base salaries and benefits, we provide performance-based bonuses for our full-time employees.

As required by regulations in China, we participate in various employee social security plans that are organized by municipal and provincial governments for our employees, including pension, unemployment insurance, maternity insurance, work-related injury insurance, medical insurance, and housing fund. We are required under PRC laws to make contributions to social insurance plans for our employees at specified rates.

We have not experienced material labor disputes with our employees in the past. None of our employees is represented by labor unions.

E. Share Ownership

The following table sets forth information concerning the beneficial ownership of our ordinary shares as of March 18, 2026 by:

●	each of our directors and executive officers; and
●	each person known to us to beneficially own 5.0% or more of our ordinary shares.

The calculation in the table below is based on 276,481,206 ordinary shares outstanding as of March 18, 2026, including 194,348,706 Class A ordinary shares and 82,132,500 Class B ordinary shares.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant, or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

See “—B. Compensation” for more details on options and restricted shares granted to our directors and executive officers.

	Class A	Class B	% of
	ordinary	ordinary	beneficial	% of
	shares	shares	ownership**	voting power****
Directors and Executive Officers†:
Rui Fang(1)(2)	26,453,307	82,132,500	38.6%	90.6%
Ying Li(2)(3)	8,963,036	—	3.2%	0.5%
Shuli Sun(2)(4)	7,373,974	—	2.7%	0.4%
Bo Wang(2)(5)	6,793,378	—	2.5%	0.4%
Huirui Wan	*	—	*	*
Ying Yue	*	—	*	*
Dong Li	*	—	*	*
Xu Han	*	—	*	*
All Directors and Executive Officers as a Group	32,155,157	82,132,500	40.0%	90.7%
Principal and Selling Shareholders:
For Ring Limited(1)	—	82,132,500	29.7%	89.4%
Hike Entities(6)	42,391,300	—	15.3%	2.3%
Northern Light Venture Capital V, Ltd.(7)	29,448,541	—	10.7%	1.6%
Qiming Entities(8)	19,428,260	—	7.0%	1.1%
Global Running Lion Limited(2)	21,802,125	—	7.9%	1.2%
SIG Global China Fund I, LLLP(9)	18,211,852	—	6.6%	1.0%
SCC Entities(10)	18,350,955	—	6.6%	1.0%
Franchise Fund LP(11)	14,362,929	—	5.2%	0.8%

Note:

†      The business address of our directors and executive officers is Building 2, No.8 Beichen West Road, Chaoyang District, Beijing, 100101, the People’s Republic of China.

*      Beneficially owns less than 1% of our outstanding shares on an as-converted basis.

**    For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of (i) the total number of ordinary shares outstanding and (ii) the number of ordinary shares that such person or group has the right to acquire upon exercise of options, warrants or other right within 60 days after March 18, 2026.

***  For each person or group included in this column, percentage of total voting power represents voting power based on ordinary shares held by such person or group with respect to all outstanding shares of our ordinary shares as a single class.

****For each person or group included in this column, percentage of total voting power represents voting power based on Class A and Class B ordinary shares held by such person or group with respect to all outstanding shares of our Class A and Class B ordinary shares as a single class. Holder of each of our Class A ordinary shares is entitled to one vote per share. Holder of each of our Class B ordinary shares is entitled to 20 votes per share. Our Class B ordinary shares are convertible at any time by the holder into Class A ordinary shares on a one-for-one basis, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. The total number of ordinary shares on an as-converted basis outstanding as of the date of this annual report is 276,481,206.

(1)	Represents (i) 21,802,125 Class A ordinary shares with respect to Global Running Lion Limited, or Global Running Lion, over which Mr. Rui Fang as the proxy and attorney-in-fact to exercise the voting power, (ii) 82,132,500 Class B ordinary shares held by For Ring Limited, a British Virgin Islands company, which is wholly owned by an entity wholly controlled by Mr. Rui Fang and a family trust of Mr. Rui Fang, and (iii) 4,651,182 Class A ordinary shares that Mr. Rui Fang has the right to acquire upon exercise of the options within 60 days. The registered address of For Ring Limited is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands.

(2)	Represents 21,802,125 Class A ordinary shares held by Global Running Lion, a British Virgin Islands company that is 32.6% beneficially owned by Ms. Ying Li, 28.9% beneficially owned by Mr. Bo Wang, 28.9% beneficially owned by Ms. Shuli Sun and 9.6% beneficially owned by Mr. Rui Fang. Mr. Rui Fang acts as the sole director and owns 100% of the voting power of Global Running Lion. The shareholders of Global Running Lion, including Ms. Ying Li, Mr. Bo Wang, Ms. Shuli Sun and entities controlled by their family trusts signed deed of voting agreements with Mr. Rui Fang, pursuant to which Ms. Ying Li, Mr. Bo Wang, Ms. Shuli Sun and certain other entities irrevocably appoint Mr. Rui Fang as their proxy and attorney-in-fact to exercise the voting power over the ordinary shares held by Ms. Ying Li, Mr. Bo Wang, Ms. Shuli Sun and such entities with respect to Global Running Lion. The registered address of Global Running Lion Limited is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands. For purposes of calculating the beneficial ownership of all directors and executive officers as a group, the shares beneficially held by Global Running Lion have been included only once in the aggregate total and have not been counted more than once, notwithstanding that such shares may be attributable to more than one individual identified in the table above.
(3)	Represents (i) 7,102,172 Class A ordinary shares held by Global Running Lion and beneficially owned by Ms. Ying Li, and (ii) 1,860,864 Class A ordinary shares that Ms. Ying Li has the right to acquire upon exercise of the options within 60 days.
(4)	Represents (i) 6,299,986 Class A ordinary shares held by Global Running Lion and beneficially owned by Ms. Shuli Sun, and (ii) 1,073,988 Class A ordinary shares that Ms. Shuli Sun has the right to acquire upon exercise of the options within 60 days.
(5)	Represents (i) 6,299,986 Class A ordinary shares held by Global Running Lion and beneficially owned by Mr. Bo Wang, and (ii) 493,392 Class A ordinary shares that Mr. Bo Wang has the right to acquire upon exercise of the options within 60 days.
(6)	Represents (i) 21,693,913 Class A ordinary shares held by Lunar Link Limited, a British Virgin Islands company; (ii) 15,287,443 Class A ordinary shares held by Rocket Wise Limited, a British Virgin Islands company; and (iii) 5,409,944 Class A ordinary shares held by HIKE Capital III L.P., an exempted limited partnership organized under the laws of the Cayman Islands. Lunar Link Limited, Rocket Wise Limited and HIKE Capital III L.P. are collectively referred to as the HIKE Entities, beneficially controlled by XU Shi. The registered address of Lunar Link Limited is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands. The registered address of Rocket Wise Limited is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands. The registered address of HIKE Capital III L.P. is POBox 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Such shareholding information is based on the information contained in the Schedule 13G jointly filed by HIKE Capital III L.P., Lunar Link Limited and Rocket Wise Limited with the SEC on February 12, 2026.
(7)	Represents 29,448,541 Class A ordinary shares held by Northern Light Venture Capital V, Ltd. (“NLVC”), of which 26,995,478 shares are beneficially owned by Northern Light Venture Fund V, L.P., 2,111,460 shares are beneficially owned by Northern Light Strategic Fund V, L.P., and 341,603 shares are beneficially owned by Northern Light Partners Fund V, L.P. NLVC held the shares for and on behalf of each of Northern Light Venture Fund V, L.P., Northern Light Strategic Fund V, L.P. and Northern Light Partners Fund V, L.P (together, the “NLVC V Funds”) respectively. NLVC is the general partner of Northern Light Partners V, L.P. (“NLP”), a Cayman Islands exempted limited liability partnership, which in turn is the general partner of the NLVC V Funds. Feng Deng, Yan Ke and Jeffrey D. Lee, being the directors of NLVC, are deemed to have shared power to vote these shares. The registered address of Northern Light Venture Capital V, Ltd. is Floor 4, Willow House, Cricket Square, Grand Cayman KY1-9010, Cayman Islands. Such shareholding information is based on the information contained in the Schedule 13G jointly filed by Northern Light Venture Fund V, L.P., Northern Light Strategic Fund V, L.P., Northern Light Partners Fund V, L.P., Northern Light Partners V, L.P., Northern Light Venture Capital V, Ltd., Feng Deng, Yan Ke and Jeffrey D. Lee with the SEC on November 10, 2025.
(8)	Represents (i) 19,250,849 Class A ordinary shares held by Qiming Venture Partners VII, L.P., a Cayman Islands exempted limited partnership, and (ii) 177,411 Class A ordinary shares held by Qiming VII Strategic Investors Fund, L.P., a Cayman Islands exempted limited partnership. Qiming Venture Partners VII, L.P. and Qiming VII Strategic Investors Fund, L.P. are collectively referred to as the Qiming Entities. The general partner of Qiming Venture Partners VII, L.P. is Qiming GP VII, LLC, a Cayman Islands limited liability company which is also the general partner of Qiming VII Strategic Investors Fund, L.P. The voting and investment power of the shares held by Qiming Venture Partners VII, L.P. and Qiming VII Strategic Investors Fund, L.P. in the company is exercised by Qiming GP VII, LLC, which is beneficially owned by Duane Kuang, Gary Rieschel, Nisa Bernice Leung and Robert Headley, who disclaim beneficial ownership of such shares, except to the extent of any pecuniary interest therein. The registered address for each of the entities is PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Such shareholding information is based on the information contained in the Schedule 13G jointly filed by Qiming GP VII, LLC, Qiming Venture Partners VII, L.P., and Qiming VII Strategic Investors Fund, L.P. with the SEC on February 13, 2026.

(9)	Represents 18,211,852 Class A ordinary shares held by SIG Global China Fund I, LLLP. SIG Global China Fund I, LLLP is a limited liability limited partnership organized under the laws of Delaware with its registered office at 251 Little Falls Drive, Wilmington, Delaware, USA. SIG Asia Investment, LLLP, a Delaware limited liability limited partnership, is the investment manager for SIG Global China Fund I, LLLP pursuant to an investment management agreement. In addition, Heights Capital Management, Inc., a Delaware Corporation, is the investment manager for SIG Asia Investment, LLLP pursuant to an investment management agreement. Arthur Dantchik, in his capacity as president of SIG Asia Investment, LLLP, and vice president of Heights Capital Management, Inc. may also be deemed to have investment discretion over the shares held by SIG Global China Fund I, LLLP. Mr. Dantchik disclaims any such investment discretion or beneficiary ownership with respect to these shares.
(10)	Represents (i) 9,343,404 Class A ordinary shares held by Geometry Ventures Limited, a British Virgin Islands company, (ii) 7,007,553 Class A ordinary shares held by Quadrant Ventures Limited, a British Virgin Islands company, and (iii) 1,999,998 Class A ordinary shares held by SCC Foresight Ventures Ltd. Geometry Ventures Limited, Quadrant Ventures Limited and SCC Foresight Ventures Ltd. are collectively referred to as the SCC Entities, beneficially owned by Enlightenment Trust. Enlightenment Trust is a trust established under the laws of the Island of Jersey, of which Mr. Charlie Cao and his family members are the beneficiaries. The registered address of SCC Entities is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands. Such shareholding information is based on the information contained in the Schedule 13G jointly filed by Geometry Ventures Limited, Quadrant Ventures Limited, SCC Foresight Ventures Ltd. and Enlightenment Trust with the SEC on October 17, 2025.
(11)	Represents 14,362,929 Class A ordinary shares held by Franchise Fund LP. Franchise GP Limited, a Cayman Islands exempted limited liability partnership, is the general partner of the Franchise Fund LP. Shihong Wang is the ultimate beneficial owner of Franchise GP Limited. The registered address of Franchise Fund LP is PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Such shareholding information is based on the information contained in the Schedule 13G filed by Franchise GP Limited with the SEC on September 3, 2025.

To the best of our knowledge, as of April 18, 2026, a total of 59,370,454 outstanding Class A ordinary shares were held by two record holders in the United States, including Citibank N.A., the depositary of our ADS program, representing 21.5% of our total outstanding shares. None of our outstanding Class B ordinary shares is held by record holders in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Employment Agreements.”

Share Incentive Plans

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plan.”

Shareholders Agreement

We entered into our fourth amended and restated shareholders agreement on April 13, 2021 with our shareholders, which consist of holders of ordinary shares and preferred shares. The fourth amended and restated shareholders agreement provides for certain shareholders’ rights, including information rights, inspection rights, drag-along right, right of first refusal and co-sale rights, and contains provisions governing our board of directors and other corporate governance matters. The special rights other than registration rights, as well as certain corporate governance provisions, have automatically terminated upon the completion of our initial public offering in April 2025.

Other Related Party Transactions

In connection with our strategic shift to focus on the insurance distribution business on our own platform, Shouxin Insurance Agency (Guangdong) Co., Ltd. (“Shouxin Insurance Agency”, one of our subsidiaries) has substantially ceased its insurance distribution services to third-party online insurance distributors (also related to the knowledge sharing business) by December 31, 2023. Shouxin Insurance Agency incurred fees for leads from the Disposed Entities subsequent to the spin-off in June 2023. Such fee of RMB33.2 million for the year ended December 31, 2023 was recorded as selling and marketing expenses of the discontinued operations and was considered related party transactions between us and the Disposed Entities as we and the Disposed Entities have identical ownership interests after the spin-off, and such fee was fully paid during the first half of 2024. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Discontinued Operations.”

In July 2023, the VIE entered into a service contract with Yinchuan Yuanbao Internet Hospital Co., Ltd. (“Yinchuan Yuanbao”), a company controlled by one of our principal shareholders. Through this service contract, the VIE provides system services to Yinchuan Yuanbao and earns service fees. In 2023, the VIE recorded revenue of RMB4.5 million from Yinchuan Yuanbao for services provided under this contract, all of which was collected during the first half of 2024.

During 2025, we extended a loan of RMB6.3 million in aggregate to Beijing Xingchen Lekang Technology Co., Ltd., a company controlled by one of our principal shareholders, which were fully repaid in September 2025.

In September 2025, we purchased software copyrights and data labeling services from Beijing Xingchen Lekang Technology Co., Ltd., Beijing Lemon Jieyou Technology Development Co., Ltd. and Beijing Yixue Niuniu Technology Ltd., entities controlled by one of our principal shareholders, for an aggregate amount of RMB12.7 million. These transactions were fully settled in September 2025.

In addition, for the years ended December 31, 2025, Shangrao Junshuo Enterprise Management Co., Ltd. (“Shangrao Junshuo”), a company that we have significant influence on, provided customer support services to our company for an aggregate amount of RMB4.7 million in 2025. As of December 31, 2025, we had service fee due to Shangrao Junshuo of RMB1.0 million.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

From time to time, we may be subject to various claims and legal actions that arise in the ordinary course of our business. We are not presently a party to any litigation the outcome of which, we believe, if determined adversely to us, would individually or taken together have a material adverse effect on our business, operating results, cash flows or financial condition.

Dividend Policy

Our board of directors has discretion on whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. In either case, all dividends are subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium, and provided always that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. Even if we decide to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiary in Chinese mainland for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our Chinese mainland subsidiary to pay dividends to us. See “Item 4. Information of the Company—Regulation—Regulations Related to Dividend Distribution.”

If we pay any dividends on our ordinary shares, we will pay those dividends which are payable in respect of the underlying ordinary shares represented by the ADSs to the depositary, as the registered holder of such ordinary shares, and the depositary then will pay such amounts to the ADS holders in proportion to the underlying ordinary shares represented by the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

B. Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

See “—C. Markets.”

B. Plan of Distribution

Not applicable.

C. Markets

The ADSs have been listed for trading on the Nasdaq Global Market under the symbol “YB” since April 2025.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

The following are summaries of material provisions of our currently effective sixth amended and restated memorandum and articles of association and of the Companies Act (As Revised) of the Cayman Islands, which we refer to as the “Companies Act” below, insofar as they relate to the material terms of our ordinary shares.

Objects of Our Company.   Under our currently effective memorandum and articles of association, the objects of our company are unrestricted and we have the full power and authority to carry out any object not prohibited by the Companies Act, or any other law of the Cayman Islands.

Ordinary Shares.   Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of our Class A ordinary shares and Class B ordinary shares will have the same rights except for voting and conversion rights. Our ordinary shares are issued in registered form and are issued when registered in our register of members (shareholders). We may not issue shares to bearer. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares.

Conversion.   Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any sale, transfer, assignment, disposition, or a change of ultimate beneficial ownership of any Class B ordinary shares to any person who is not Mr. Rui Fang or an affiliate of Mr. Rui Fang, such Class B ordinary shares shall be automatically and immediately converted into the same number of Class A ordinary shares.

Dividends.   The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors or declared by our shareholders by ordinary resolution (provided that no dividend may be declared by our shareholders which exceeds the amount recommended by our directors). Our currently effective memorandum and articles of association provide that dividends may be declared and paid out of the funds of our company lawfully available therefor. Under the laws of the Cayman Islands, our company may pay a dividend out of either profit or share premium account; provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

Voting Rights.   Holders of Class A ordinary shares and Class B ordinary shares shall, at all times, vote together as one class on all matters submitted to a vote by the members at any general meeting of our company. On all matters subject to a vote at general meetings of our company, (1) on a show of hands, each shareholder shall be entitled to one vote, whereas (2), on a poll, each Class A ordinary share shall be entitled to one vote, and each Class B ordinary share shall be entitled to 20 votes. Voting at any meeting of shareholders is by show of hands unless a poll is demanded (before or on the declaration of the result of the show of hands). A poll may be demanded by the chairperson of such meeting or any shareholder present in person or by proxy.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes attaching to the ordinary shares cast at a meeting. A special resolution will be required for important matters such as a change of name or making changes to our currently effective memorandum and articles of association. Our shareholders may, among other things, divide or combine their shares by ordinary resolution.

General Meetings of Shareholders.   As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our currently effective memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors.

Shareholders’ general meetings may be convened by the chairperson of our board of directors or by our directors (acting by a resolution of our board). Advance notice of at least ten calendar days is required for the convening of our annual general shareholders’ meeting (if any) and any other general meeting of our shareholders. A quorum required for any general meeting of shareholders consists of at least one shareholder present or by proxy, representing not less than one-third of all votes attaching to the issued and outstanding shares in our company entitled to vote at a general meeting.

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our currently effective memorandum and articles of association provide that upon the requisition of any one or more of our shareholders who together hold shares, which carry in aggregate not less than one-third of all votes attaching to the issued and outstanding shares of our company entitled to vote at general meetings, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, our currently effective memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

Transfer of Ordinary Shares.   Subject to the restrictions as set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share that is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;
●	the instrument of transfer is in respect of only one class of ordinary shares;
●	the instrument of transfer is properly stamped, if required;
●	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and
●	a fee of such maximum sum as the Nasdaq may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within three calendar months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, on 10 calendar days’ notice being given by advertisement in such one or more newspapers, by electronic means or by any other means in accordance with the rules of the Nasdaq, be suspended and the register of members closed at such times and for such periods as our board of directors may from time to time determine; provided, however, that the registration of transfers shall not be suspended nor the register of members closed for more than 30 calendar days in any calendar year.

Restructuring. A company may present a petition to the Grand Court of the Cayman Islands for the appointment of a restructuring officer on the grounds that the company:

(a)	is or is likely to become unable to pay its debts; and
(b)	intends to present a compromise or arrangement to its creditors (or classes thereof) either pursuant to the Companies Act, the law of a foreign country or by way of a consensual restructuring.

The Grand Court may, among other things, make an order appointing a restructuring officer upon hearing of such petition, with such powers and to carry out such functions as the court may order. At any time (i) after the presentation of a petition for the appointment of a restructuring officer but before an order for the appointment of a restructuring officer has been made, and (ii) when an order for the appointment of a restructuring officer is made, until such order has been discharged, no suit, action or other proceedings (other than criminal proceedings) shall be proceeded with or commenced against the company, no resolution to wind up the company shall be passed, and no winding up petition may be presented against the company, except with the leave of the court. However, notwithstanding the presentation of a petition for the appointment of a restructuring officer or the appointment of a restructuring officer, a creditor who has security over the whole or part of the assets of the company is entitled to enforce the security without the leave of the court and without reference to the restructuring officer appointed.

Liquidation.   On the winding up of our company, if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed among our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay the whole of the share capital, the assets will be distributed so that, as nearly as may be, the losses are borne by our shareholders in proportion to the par value of the shares held by them.

Calls on Shares and Forfeiture of Shares.   Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 calendar days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Shares.   We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined, before the issue of such shares, by our board of directors. Our company may also repurchase any of our shares on such terms and in such manner as have been approved by our board of directors. Under the Companies Act, the redemption or repurchase of any share may be paid out of our company’s profits or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares.   If at any time, our share capital is divided into different classes of shares, the rights attached to any class of shares (unless otherwise provided by the terms of issue of the shares of that class or series), whether or not our company is being wound-up, may be materially adversely varied with the consent in writing of at least two-thirds of the holders of the issued shares of that class or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of the class. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be materially adversely varied by the creation or issue of further shares ranking pari passu with or subsequent to such existing class of shares or the redemption or purchase of any shares of any class by our company. The rights of the holders of Shares shall not be deemed to be materially adversely varied by the creation or issue of Shares with preferred or other rights including, without limitation, the creation of shares with enhanced or weighted voting rights.

Issuance of Additional Shares.   Our currently effective memorandum and articles of association authorize our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Our currently effective memorandum and articles of association also authorize our board of directors to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including:

●	the designation of the series;
●	the number of shares of the series;
●	the dividend rights, dividend rates, conversion rights, voting rights; and
●	the rights and terms of redemption and liquidation preferences.

Our board of directors may issue preference shares without action by our shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Inspection of Books and Records.   Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (save for our memorandum and articles of association, special resolutions passed by our shareholders, and our register of mortgages and charges). Under Cayman Islands law, the names of our current directors can be obtained from a search conducted at the Registrar of Companies in the Cayman Islands. However, we will provide our shareholders with annual audited financial statements.

Anti-Takeover Provisions.   Some provisions of our currently effective memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

●	authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders; and
●	limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our currently effective memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Exempted Company.   We are an exempted company with limited liability incorporated under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;
●	is not required to open its register of members for inspection;
●	does not have to hold an annual general meeting;
●	may issue shares with no par value;
●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for a period of up to 30 years);
●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;
●	may register as a limited duration company; and
●	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Registered Office and Objects

Our registered office in the Cayman Islands is located at the offices of Harneys Fiduciary (Cayman) Limited, 4th Floor, Harbor Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands. The objects for which our company is established are unrestricted and we have full power and authority to carry out any object not prohibited by the Companies Act or any other law of the Cayman Islands.

Differences in Corporate Law

The Companies Act is derived, to a large extent, from the older Companies Acts of England but does not follow recent English statutory enactments and, accordingly, there are significant differences between the Companies Act of the Cayman Islands and the current Companies Act of England. In addition, the Companies Act of the Cayman Islands differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements.   The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (i) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (ii) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the surviving or consolidated company, a declaration as to the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation that is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose a company is a “parent” of a subsidiary if it holds issued shares that together represent at least 90.0% of the votes at a general meeting of the subsidiary.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation; provided that the dissenting shareholder complies strictly with the procedures set out in the Companies Act. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement; provided that the arrangement is approved by (a) 75% in value of the shareholders or class of shareholders, or (b) a majority in number representing 75% in value of the creditors or class of creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

●	the statutory provisions as to the required majority vote have been met;
●	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;
●	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and
●	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

The Companies Act also contains a statutory power of compulsory acquisition, which may facilitate the “squeeze out” of dissentient minority shareholders upon a tender offer. When a tender offer is made and accepted by holders of 90.0% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer that has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction by way of scheme of arrangement is thus approved and sanctioned, or if a tender offer is made and accepted, in accordance with the foregoing statutory procedures, a dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits.   In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company, and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge actions where:

●	a company acts or proposes to act illegally or ultra vires (and is therefore incapable of ratification by the shareholders);
●	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and
●	those who control the company are perpetrating a “fraud on the minority.”

Indemnification of Directors and Executive Officers and Limitation of Liability.   Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our currently effective memorandum and articles of association provide that we shall indemnify our directors and officers against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such directors or officer, other than by reason of such person’s dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including, without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our currently effective memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties.   Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company — a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party, and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent.   Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our currently effective memorandum and articles of association provide that our shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals.   Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders; provided that it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our currently effective memorandum and articles of association allow any one or more of our shareholders who together hold shares that carry in aggregate not less than one-third of the total number of votes attaching to all issued and outstanding shares of our company entitled to vote at general meetings to requisition an extraordinary general meeting of our shareholders, in which case our board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Other than this right to requisition a shareholders’ meeting, our currently effective memorandum and articles of association do not provide our shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting.   Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our currently effective memorandum and articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors.   Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the issued and outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our currently effective memorandum and articles of association, directors may be removed with or without cause, by an ordinary resolution of our shareholders. A director will also cease to be a director if he (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found to be or becomes of unsound mind; (iii) resigns his office by notice in writing; (iv) without special leave of absence from our board, is absent from meetings of our board for three consecutive meetings and our board resolves that his office be vacated; or (v) is removed from office pursuant to any other provision of our articles of association.

Transactions with Interested Shareholders.   The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting shares within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction that resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, the directors of our company are required to comply with fiduciary duties, which they owe to our company under Cayman Islands laws, including the duty to ensure that, in their opinion, any such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up.   Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so. Under the Companies Act and our currently effective memorandum and articles of association, our company may be dissolved, liquidated, or wound up by a special resolution of our shareholders.

Variation of Rights of Shares.   Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our currently effective memorandum and articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class with the written consent of the holders of at least two-thirds of the issued shares of that class or with the sanction of a special resolution of the holders of the shares of that class.

Amendment of Governing Documents.   Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under the Companies Act and our currently effective memorandum and articles of association, our memorandum and articles of association may only be amended by a special resolution of our shareholders.

Rights of Non-resident or Foreign Shareholders.   There are no limitations imposed by our currently effective memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our currently effective memorandum and articles of association that require our company to disclose shareholder ownership above any particular ownership threshold.

C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or “Item 7. Major Shareholders and Related Party Transactions” or elsewhere in this annual report on Form 20-F.

D. Exchange Controls

See “Item 4. Information on the Company—B. Business Overview-Regulation—Regulations relating to foreign exchange.”

E. Taxation

The following discussion of material Cayman Islands, PRC and United States federal income tax consequences of an investment in the ADSs or Class A ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This discussion does not deal with all possible tax consequences relating to an investment in the ADSs or Class A ordinary shares, such as the tax consequences under state, local and other tax laws.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties, which may be applicable on instruments executed in, or, after execution, brought to, or produced before a court of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our ordinary shares or ADSs will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our ordinary shares or ADSs, nor will gains derived from the disposal of our ordinary shares or ADSs be subject to Cayman Islands income or corporation tax.

People’s Republic of China Taxation

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of Chinese mainland with a “de facto management body” within Chinese mainland is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. Certain enterprises benefit from a preferential tax rate of 15% under the PRC Enterprise Income Tax Law if they qualify as high and new technology enterprises. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, production, personnel, accounts and properties of an enterprise. In April 2009, the SAT issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a Chinese mainland-controlled enterprise that is incorporated offshore is located in Chinese mainland. Although this circular only applies to offshore enterprises controlled by Chinese mainland enterprises or Chinese mainland enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a Chinese mainland enterprise or a Chinese mainland enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in Chinese mainland only if all of the following conditions are met: (i) senior management and core management departments in charge of its daily operations function have their presence mainly in Chinese mainland; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in Chinese mainland; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions are located or maintained in Chinese mainland; and (iv) at least 50% of the enterprise’s voting board members or senior executives habitually reside in Chinese mainland.

We believe that Yuanbao Inc. is not a Chinese mainland resident enterprise for tax purposes. Yuanbao Inc. is a company incorporated outside of Chinese mainland. Yuanbao Inc. is not controlled by a Chinese mainland enterprise or Chinese mainland enterprise group, and we do not believe that Yuanbao Inc. meets all of the conditions above. For the same reasons, we believe our other entities outside of Chinese mainland are not Chinese mainland resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with us.

If the PRC tax authorities determine that Yuanbao Inc. is a Chinese mainland resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of the ADSs. In addition, non-resident enterprise shareholders (including the ADS holders) may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within Chinese mainland. It is unclear whether our non-PRC individual shareholders (including the ADS holders) would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a Chinese mainland resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20%. Any PRC tax imposed on dividends or gains may be subject to a reduction if a reduced rate is available under an applicable tax treaty. It is also unclear whether non-PRC shareholders of Yuanbao Inc. would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that Yuanbao Inc. is treated as a Chinese mainland resident enterprise.

Provided that our Cayman Islands holding company, Yuanbao Inc., is not deemed to be a Chinese mainland resident enterprise, holders of the ADSs and ordinary shares who are not Chinese mainland residents will not be subject to PRC income tax on dividends distributed by us or gains realized from the sale or other disposition of our ordinary shares or ADSs. However, under SAT Bulletin 7 and SAT Circular 37, where a non-resident enterprise conducts an “indirect transfer” by transferring taxable assets, including, in particular, equity interests in a Chinese mainland resident enterprise, indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, or the transferee or the PRC entity which directly owned such taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to Chinese mainland enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a Chinese mainland resident enterprise. We and our non-Chinese mainland resident investors may be at risk of being required to file a return and being taxed under SAT Bulletin 7 and SAT Circular 37, and we may be required to expend valuable resources to comply with SAT Bulletin 7 and SAT Circular 37, or to establish that we should not be taxed under these bulletins.

Certain Material United States Federal Income Tax Considerations

The following discussion is a summary of certain material U.S. federal income tax considerations generally applicable to the ownership and disposition of our ADSs or Class A ordinary shares by a U.S. Holder (as defined below) that holds our ADSs or Class A ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing U.S. federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect, and there can be no assurance that the Internal Revenue Service (the “IRS”) or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift or other non-income tax considerations, alternative minimum tax, the Medicare tax on certain net investment income, or any state, local or non-U.S. tax considerations, relating to the ownership or disposition of our ADSs or Class A ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons subject to special tax rules such as:

●	banks and other financial institutions;
●	insurance companies;
●	pension plans;
●	cooperatives;
●	regulated investment companies;
●	real estate investment trusts;
●	broker-dealers;
●	traders that elect to use a mark-to-market method of accounting;
●	certain former U.S. citizens or long-term residents;
●	tax-exempt entities (including private foundations);
●	holders who acquire their ADSs or Class A ordinary shares pursuant to any employee share option or otherwise as compensation;
●	investors that will hold their ADSs or Class A ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;
●	investors that have a functional currency other than the U.S. dollar;
●	persons that actually or constructively own ADSs or Class A ordinary shares representing 10% or more of our stock (by vote or value); or
●	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding ADSs or Class A ordinary shares through such entities,

all of whom may be subject to tax rules that differ significantly from those discussed below.

Each U.S. Holder is urged to consult its tax advisor regarding the application of U.S. federal taxation to its particular circumstances, and the state, local, non-U.S. and other tax considerations of the ownership and disposition of our ADSs or Class A ordinary shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ADSs or Class A ordinary shares that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;
●	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the law of the United States or any state thereof or the District of Columbia;
●	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or
●	a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more United States persons (as defined in the Code) who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a United States person under the Code.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our ADSs or Class A ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partner and the partnership. Partnerships holding our ADSs or Class A ordinary shares and partners in such partnerships are urged to consult their tax advisors as to their particular U.S. federal income tax consequences with respect to their ownership and disposition of our ADSs or Class A ordinary shares.

For U.S. federal income tax purposes, it is generally expected that a U.S. Holder of ADSs will be treated as the beneficial owner of the underlying shares represented by the ADSs. Accordingly, deposits or withdrawals of Class A ordinary shares for ADSs are not expected to be subject to U.S. federal income tax. The remainder of this discussion assumes that a U.S. Holder of our ADSs will be treated in this manner.

THE FOLLOWING DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT A SUBSTITUTE FOR CAREFUL TAX PLANNING AND ADVICE. U.S. HOLDERS SHOULD CONSULT THEIR TAX ADVISERS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR OTHER FEDERAL NON-INCOME TAX LAWS OR THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION.

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our company, will be a “passive foreign investment company,” or “PFIC,” for U.S. federal income tax purposes for any taxable year, if applying the applicable look-through rules, either (i) 75% or more of its gross income for such year consists of certain types of “passive” income (the “income test”) or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income (the “asset test”). For this purpose, cash and assets readily convertible into cash are categorized as passive assets and the company’s goodwill and other unbooked intangibles associated with active business activities may generally be classified as active assets. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

Although the law in this regard is unclear, we treat the VIE and its subsidiaries as being owned by us for U.S. federal income tax purposes because we exercise effective control over their management decisions and are entitled to substantially all of the economic benefits associated with them. As a result, we consolidate their results of operations in our consolidated GAAP financial statements.

Based on the market price of our ADSs and the composition of assets (in particular the substantial amount of cash and investments), we believe that we were a PFIC for United States federal income tax purposes for the taxable year ended December 31, 2025. No assurance can be given with regard to our PFIC status for the current or subsequent taxable years.

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or Class A ordinary shares, the PFIC rules discussed below under “—Passive Foreign Investment Company Rules” generally will apply to such U.S. Holder for such taxable year, and unless the U.S. Holder makes certain elections, will apply in future years even if we cease to meet the threshold requirements for PFIC status.

Dividends

Subject to the PFIC rules discussed herein, any cash distributions (including the amount of any tax withheld) paid on our ADSs or Class A ordinary shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of Class A ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, the full amount of any distribution we pay will generally be reported as a “dividend” for U.S. federal income tax purposes. Dividends received on our ADSs or Class A ordinary shares will not be eligible for the dividends received deduction generally allowed to corporations. Dividends received by individuals and certain other non-corporate U.S. Holders may be subject to tax at the lower capital gain tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) our ADSs or Class A ordinary shares on which the dividends are paid are readily tradeable on an established securities market in the United States, or, we are eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, (2) we are not a PFIC with respect to such U.S. Holder for the taxable year in which the dividend was paid and the preceding taxable year, and (3) certain holding period requirements are met. As mentioned above, we believe that we were a PFIC for the taxable year ended December 31, 2025. No assurance can be given with regard to our PFIC status for the current or subsequent taxable years. U.S. Holders are urged to consult their tax advisors regarding the availability of the reduced tax rate on dividends with respect to our ADSs or Class A ordinary shares in their particular circumstances.

In the event that we are deemed to be a Chinese mainland resident enterprise under the PRC EIT Law (see “—People’s Republic of China Taxation”), we may be eligible for the benefits of the United States-PRC income tax treaty (the “Treaty”) (which the Secretary of the Treasury of the United States has determined is satisfactory for this purpose).

Dividends paid on our ADSs or Class A ordinary shares, if any, will generally be treated as income from foreign sources and will generally constitute passive category income for U.S. foreign tax credit purposes. In the event that we are deemed to be a Chinese mainland resident enterprise under the PRC EIT Law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid, if any, on the ADSs or Class A ordinary shares. In that case, depending on the U.S. Holder’s individual facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any nonrefundable foreign withholding taxes imposed on dividends received on our ADSs or Class A ordinary shares. However, absent an election to apply the benefits of an applicable income tax treaty, certain non-U.S. taxes may not be creditable if the relevant foreign income tax rules are not consistent with certain U.S. federal income tax principles, and we have not determined whether the PRC income tax system meets all these requirements. A U.S. Holder who does not elect to claim a foreign tax credit for foreign taxes withheld may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and their outcome depends in large part on the U.S. Holder’s individual facts and circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition

Subject to the PFIC rules discussed herein, a U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of our ADSs or Class A ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. Holder’s adjusted tax basis in such ADSs or Class A ordinary shares. Any capital gain or loss will be long-term if the ADSs or Class A ordinary shares have been held for more than one year. Long-term capital gain of individuals and certain other non-corporate U.S. Holders will generally be eligible for a reduced rate of taxation.

Capital gain or loss of U.S. Holders will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes. However, in the event that gain from the disposition of the ADSs or Class A ordinary shares is subject to tax in Chinese mainland, a U.S. Holder that is eligible for the benefits of the Treaty may treat such gain as PRC-source gain under the Treaty. If a U.S. Holder is not eligible for the benefits of the Treaty or fails to treat any such gain as PRC-source, then such U.S. Holder generally would not be able to use any foreign tax credit arising from any PRC tax imposed on the disposition of the ADSs or Class A ordinary shares. The deductibility of a capital loss may be subject to limitations. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or Class A ordinary shares, including the availability of the foreign tax credit or deduction under their particular circumstances and their eligibility for benefits under the Treaty.

Passive Foreign Investment Company Rules

As mentioned above, we believe that we were a PFIC for the taxable year ended December 31, 2025. No assurance can be given with regard to our PFIC status for the current or subsequent taxable years. If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or Class A ordinary shares, and unless the U.S. Holder makes a mark-to-market election or a qualified electing fund election (as described below), the U.S. Holder will generally be subject to special tax rules, regardless of whether we remain a PFIC for subsequent taxable years, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or Class A ordinary shares), and (ii) any gain realized on the sale or other disposition of the ADSs or Class A ordinary shares. Under the PFIC rules:

●	such excess distribution and/or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or Class A ordinary shares;
●	such amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are a PFIC (each, a “pre-PFIC year”) will be taxable as ordinary income;
●	such amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to the U.S. Holder for that year; and
●	an interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or Class A ordinary shares and any of our non-U.S. subsidiaries, the VIE or any subsidiaries of the VIE is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries, the VIE or any subsidiaries of the VIE.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock, provided that such stock is regularly traded on a qualified exchange or other market, as defined in applicable United States Treasury Regulations. For those purposes, we expect that our ADSs, but not our Class A ordinary shares, will be treated as marketable stock upon their listing on the Nasdaq, which is a qualified exchange for these purposes. We anticipate that our ADSs should qualify as being regularly traded, but no assurances may be given in this regard. If a U.S. Holder makes a mark-to-market election, the U.S. Holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in a year when we are a PFIC and we subsequently cease to meet the threshold requirements for PFIC status, the U.S. Holder will not be required to take into account the gain or loss described above during any period that we are not a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder who makes a mark-to-market election with respect to the ADSs may continue to be subject to the general PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described above.

If a U.S. Holder owns our ADSs or Class A ordinary shares during any taxable year that we are a PFIC, the U.S. Holder must generally file an annual IRS Form 8621 or such other forms as is required by the United States Treasury Department. Failure to file one or more of these forms as required may toll the running of the statute of limitations in respect of each of the taxable years for which such form is required to be filed. Each U.S. Holder should consult its tax advisors regarding the U.S. federal income tax consequences of owning and disposing of our ADSs or Class ordinary shares, including the possibility of making a mark-to-market election.

Backup Withholding and Information Reporting

Dividends paid on, and proceeds from the sale or other disposition of, the ADSs or Class A ordinary shares to a U.S. Holder generally may be subject to the information reporting requirements of the Code and may be subject to backup withholding unless the U.S. Holder provides an accurate taxpayer identification number and makes any other required certification or otherwise establishes an exemption. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a refund or credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS in a timely manner.

Information with Respect to Foreign Financial Assets

U.S. Holders who are individuals (and certain entities closely held by individuals) generally will be required to report the name, address and such information relating to an interest in the ADSs or Class A ordinary shares as is necessary to identify the class or issue of which the ADSs or Class A ordinary shares are a part. These requirements are subject to exceptions, including an exception for ADSs or Class A ordinary shares held in accounts maintained by certain financial institutions and an exception applicable if the aggregate value of all “specified foreign financial assets” (as defined in the Code) does not exceed $50,000.

U.S. Holders should consult their tax advisors regarding the application of these information reporting rules.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on display

We have previously filed with the SEC our registration statement on Form F-1 (File Number 333-282164), as amended, and a prospectus under the Securities Act with respect to our ordinary shares represented by the ADSs.

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system.

As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

We will furnish Citibank, N.A., the depositary of the ADSs, with all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

In accordance with Nasdaq Stock Market Rule 5250(d), we will post this annual report on Form 20-F on our website at https://ir.yb-inc.com/. We will, upon request, furnish our shareholders and ADS holders with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP.

I. Subsidiary Information

Not applicable.

J. Annual Reports to Security Holders

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Currency Risk

RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, has the administration authority for the conversion of RMB into foreign currencies. The value of RMB is subject to changes in global and local economic and political developments that affect supply and demand in the China Foreign Exchange Trading System market of cash and cash equivalents and restricted cash.

As of December 31, 2024 and 2025, we had cash at bank denominated in US dollars amounting to approximately US$43.9 million (RMB315.5 million) and US$25.2 million (RMB177.0 million), respectively, denominated in HKD amounting to approximately nil and HKD0.8 million (RMB0.7 million), respectively, and denominated in RMB amounting to approximately RMB1,589.2 million and RMB682.7 million, respectively.

Concentration of Credit Risk

Financial instruments that potentially subject us to the concentration of credit risk mainly consist of cash and cash equivalents, restricted cash, time deposits, accounts receivable, deposits and others, and amounts due from related parties.

As of December 31, 2024 and 2025, substantially all of our cash and cash equivalents, time deposits and restricted cash were held in financial institutions located in China, which management considers being of high credit quality.

As of December 31, 2024 and 2025, we had approximately RMB1,625.3 million and RMB682.6 million cash and cash equivalents held by our PRC subsidiaries and the VIE, representing 85.3% and 79.3% of our total cash and cash equivalents, respectively. Cash transfers from the Company’s PRC subsidiaries and the VIE to companies outside of China are subject to relevant laws and regulations. Shortages in the availability of foreign currency may temporarily restrict the ability of the PRC subsidiaries and consolidated affiliated entities to remit sufficient foreign currency to pay dividends or other payments to the Company, or otherwise satisfy their foreign currency denominated obligations.

Details of the customers accounting for 10% or more of our total revenue for the years ended December 31, 2023, 2024 and 2025 are as follows:

	For the Year Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Customer A	539,136	26%	950,542	29%	1,477,333	211,256	34%
Customer B	207,350	10%	594,564	18%	987,973	141,278	23%
Customer C	*	*	*	*	458,931	65,626	10%
Customer D	229,038	11%	410,875	13%	*	*	*
Customer E	385,860	19%	*	*	*	*	*

* represented less than 10% of revenue for the year.

Details of the customers which accounted for 10% or more of accounts receivable as of December 31, 2024 and 2025, respectively, are as follows:

	As of December 31,
	2024		2025
	RMB	%	RMB	US$	%
Customer B	119,962	46%	173,719	24,841	39%
Customer A	*	*	100,284	14,340	23%
*	represented less than 10% of accounts receivable as of the period end.

We perform ongoing credit evaluations of our customers and generally do not require collateral on accounts receivable.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Fees and Charges

As an ADS holder, you will be required to pay the following fees under the terms of the deposit agreement:

Service	Fees
●
 Issuance of ADSs (e.g., an issuance of ADS upon a deposit of Class A Ordinary Shares, upon a change in the ADS(s)-to- Class A Ordinary Shares ratio, ADS conversions, or for any other reason), excluding ADS issuances as a result of distributions of Class A Ordinary Shares)
Up to U.S. 5¢ per ADS issued

●
 Cancellation of ADSs (e.g., a cancellation of ADSs for delivery of deposited property, upon a change in the ADS(s)-to- Class A Ordinary Shares ratio, ADS conversions, upon termination of the Deposit Agreement, or for any other reason)
Up to U.S. 5¢ per ADS cancelled

● Distribution of cash dividends or other cash distributions (e.g., upon a sale of rights and other entitlements)	Up to U.S. 5¢ per ADS held

● Distribution of ADSs pursuant to (i) stock dividends or other free stock distributions, or (ii) exercise of rights to purchase additional ADSs	Up to U.S. 5¢ per ADS held

● Distribution of financial instruments, including, without limitation, securities other than ADSs or rights to purchase additional ADSs (e.g., upon a spin-off and contingent value rights)	Up to U.S. 5¢ per ADS held

● ADS Services	Up to U.S. 5¢ per ADS held on the applicable record date(s) established by the depositary bank

● Registration of ADS transfers (e.g., upon a registration of the transfer of registered ownership of ADSs, upon a transfer of ADSs into DTC and vice versa, or for any other reason)	Up to U.S. 5¢ per ADS (or fraction thereof) transferred

●
 Conversion of ADSs of one series for ADSs of another series (e.g., upon conversion of Partial Entitlement ADSs for Full Entitlement ADSs, or upon conversion of Restricted ADSs (each as defined in the Deposit Agreement) into freely transferable ADSs, and vice versa or conversion of ADSs for unsponsored American Depositary Shares (e.g., upon termination of the Deposit Agreement)).
Up to U.S. 5¢ per ADS (or fraction thereof) converted

As an ADS holder you will also be responsible to pay certain charges such as:

●	taxes (including applicable interest and penalties) and other governmental charges;
●	the registration fees as may from time to time be in effect for the registration of Class A ordinary shares on the share register and applicable to transfers of Class A ordinary shares to or from the name of the custodian, the depositary or any nominees upon the making of deposits and withdrawals, respectively;
●	certain cable, telex and facsimile transmission and delivery expenses;
●	the fees, expenses, spreads, taxes and other charges of the depositary and/or service providers (which may be a division, branch or affiliate of the depositary) in the conversion of foreign currency;
●	the reasonable and customary out-of-pocket expenses incurred by the depositary in connection with foreign currency conversions, compliance with exchange control regulations and other regulatory requirements;
●	the fees, charges, costs and expenses incurred by the depositary, the custodian, or any nominee in connection with the ADR program; and

●	the amounts payable to the depositary by any party to the deposit agreement pursuant to any ancillary agreement to the deposit agreement in respect of the ADR program, the ADSs and the ADRs.

ADS fees and charges for (i) the issuance of ADSs, and (ii) the cancelation of ADSs are charged to the person for whom the ADSs are issued (in the case of ADS issuances) and to the person for whom ADSs are canceled (in the case of ADS cancelations). In the case of ADSs issued by the depositary into DTC, the ADS issuance and cancelation fees and charges may be deducted from distributions made through DTC, and may be charged to the DTC participant(s) receiving the ADSs being issued or the DTC participant(s) holding the ADSs being canceled, as the case may be, on behalf of the beneficial owner(s) and will be charged by the DTC participant(s) to the account of the applicable beneficial owner(s) in accordance with the procedures and practices of the DTC participants as in effect at the time. ADS fees and charges in respect of distributions and the ADS service fee are charged to the holders as of the applicable ADS record date. In the case of distributions of cash, the amount of the applicable ADS fees and charges is deducted from the funds being distributed. In the case of (i) distributions other than cash and (ii) the ADS service fee, holders as of the ADS record date will be invoiced for the amount of the ADS fees and charges and such ADS fees and charges may be deducted from distributions made to holders of ADSs. For ADSs held through DTC, the ADS fees and charges for distributions other than cash and the ADS service fee may be deducted from distributions made through DTC, and may be charged to the DTC participants in accordance with the procedures and practices prescribed by DTC and the DTC participants in turn charge the amount of such ADS fees and charges to the beneficial owners for whom they hold ADSs. In the case of (i) registration of ADS transfers, the ADS transfer fee will be payable by the ADS Holder whose ADSs are being transferred or by the person to whom the ADSs are transferred, and (ii) conversion of ADSs of one series for ADSs of another series, the ADS conversion fee will be payable by the Holder whose ADSs are converted or by the person to whom the converted ADSs are delivered.

In the event of refusal to pay the depositary fees, the depositary may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder. Certain depositary fees and charges (such as the ADS services fee) may become payable shortly after the closing of the ADS offering. Note that the fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary. You will receive prior notice of such changes. The depositary may reimburse us for certain expenses incurred by us in respect of the ADR program, by making available a portion of the ADS fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary agree from time to time.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (file No.: 333-282164) (the “F-1 Registration Statement”) in relation to our initial public offering, which was declared effective by the SEC on April 29, 2025.

For the period from the effective date of the Form F-1 to December 31, 2025, we had used proceeds of US$25.0 million for the business expansion, R&D investment, as well as the acquisition of brokerage license. We have placed the remaining net proceeds from our initial public offering in wealth management products for principal preservation purposes. We still intend to continue to use the net proceeds from our initial public offering as disclosed in our registration statements on Form F-1.

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, due to the outstanding material weakness described below under “Internal Control over Financial Reporting,” as of December 31, 2025, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

Internal Control over Financial Reporting

In connection with the audits of our consolidated financial statements included in this annual report, we and our independent registered public accounting firm identified a material weakness in our internal control over financial reporting. As defined in the standards established by the Public Company Accounting Oversight Board of the United States, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness identified is our lack of sufficient accounting and financial reporting personnel with appropriate knowledge to properly account for equity related transactions in accordance with U.S. GAAP.

We are in the process of implementing a number of measures to address the material weakness identified, including: (i) hiring additional accounting and financial reporting personnel with U.S. GAAP experience, (ii) expanding the capabilities of existing accounting and financial reporting personnel through continuous training and education in the accounting and reporting requirements under U.S. GAAP, (iii) establishing controls to identify equity related transactions to ensure such transactions are appropriately accounted for, and (iv) developing a set of internal accounting manuals for equity related transactions which documents the current U.S. GAAP accounting standards and technical accounting guidance that are applicable to our business.

The process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligation.

Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Dong Li, an independent director (under the standards set forth in Rule 5605(a)(2) of the Nasdaq Stock Market Rules and Rule 10A-3 under the Exchange Act) and the chairman of our audit committee, is our audit committee financial expert.

ITEM 16B. CODE OF ETHICS

Our board of directors has adopted our code of conduct and ethics, a code that applies to members of the board of directors including its chairman and other senior officers, including the chief executive officer and the chief financial officer. This code is publicly available on our website at https://ir.yb-inc.com/.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers Zhong Tian LLP, our independent registered public accounting firm, and its affiliates, for the fiscal years indicated. Save as disclosed below, we did not pay any other fees to our independent registered public accounting firm during the periods indicated below.

	For the year ended December 31,
	2024	2025

	(RMB in thousands)
Audit fees(1)	7,430	7,700
Tax fees(2)	238	881

(1)“Audit fees” means the aggregate fees incurred in each of the fiscal years listed for professional services rendered by our principal auditor for the audit or review of our annual financial statements or quarterly financial information and review of documents filed with the SEC.

(2)“Tax fees” means the aggregate fees incurred in each of the fiscal years listed for professional services rendered by our principal auditors for tax compliance and tax planning.

Our audit committee (or a subcommittee designated by the audit committee) is responsible for pre-approving all audit and permitted non-audit services provided by PricewaterhouseCoopers Zhong Tian LLP.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G. CORPORATE GOVERNANCE

As a Cayman Islands company listed on Nasdaq, we are subject to the Nasdaq corporate governance listing standards. However, the Nasdaq Stock Market Rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. To the extent that we choose to follow home country practice with respect to corporate governance matters, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Governance—As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices for corporate governance matters that differ significantly from the Nasdaq corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the corporate governance listing standards.”

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

We have adopted an insider trading policy to promote compliance with applicable securities laws and regulations, including those that prohibit insider trading. This policy applies to all officers, directors, employees and consultants of our company (each, an “Affiliate”) and extends to all activities within and outside an individual’s duties at our company. The insider trading policy establishes guidelines and procedures for the following:

●	No Trading: No Affiliate may purchase or sell any type of security or enter into a binding security trading plan in compliance with Rule 10b5-1 under the Exchange Act, as amended, while in possession of material non-public information. Affiliates in possession of such information may not purchase or sell our securities until the later of (i) the expiration of a 48-hour waiting period following public disclosure of the material information by us, and (ii) the lapse of one full trading day on Nasdaq following such public disclosure. Additionally, affiliates may not trade during limited trading periods, regardless of the possession of material information. All transactions of securities by officers, directors, and key employees must be pre-approved by our compliance officer.
●	Trading Window: The insider trading policy establishes a trading window for officers, directors, employees, or consultants, during which they can trade our securities or enter into a trading plan. The trading window begins at the close of business on the second trading day following the public disclosure of our financial results for the previous fiscal year or quarter and ends on the last day of each fiscal quarter. Trading during the trading window does not provide a safe harbor, and affiliates must comply with all policies.
●	No Tipping: No Affiliate may directly or indirectly disclose any material information to anyone who trades in our securities.

●	Confidentiality: No Affiliate may communicate any material information to anyone outside our company under any circumstances unless approved by the compliance officer in advance, or to anyone within our company other than on a need-to-know basis.
●	No Comment: No Affiliate may discuss any internal matters or developments of our company with anyone outside our company, except as required in the performance of regular corporate duties. Unless expressly authorized to do otherwise, if an affiliate receives any inquiries about us or our securities from any press, investment analyst, investor or other outsiders, or any requests for comments or interviews, they should decline to comment and direct the inquiry or request to the compliance officer or any other office designated by the chief executive officer.
●	Corrective Action: If any information that may be considered material information is inadvertently disclosed, any Affiliate with knowledge of the disclosure should notify the compliance officer immediately.
●	Section 16 Reporting and Pre-Notification: Directors and officers subject to Section 16 of the Exchange Act must electronically file reports of their beneficial ownership with the SEC via EDGAR, including an initial Form 3 (within 10 days of becoming an insider), Form 4 for any changes in ownership (within two business days), and an annual Form 5 (within 45 days after fiscal year-end). Such directors and officers must notify our Legal and Compliance Department at least three business days prior to any proposed transaction in our securities, and provide all necessary transaction details on the trade date. The Legal and Compliance Department will assist in obtaining EDGAR credentials and preparing these filings.

We are committed to maintaining the highest standards of ethical conduct and have implemented these insider trading policies and procedures to ensure compliance with applicable securities laws and to protect the interests of our shareholders.

ITEM 16K. CYBERSECURITY

We have been committed to protecting data security and personal information since our inception. In accordance with the PRC Personal Information Protection Law, we have implemented comprehensive and rigorous internal rules and policies to govern how we may acquire, use and share data and personal information, as well as protocols, technologies and systems in place to ensure that such information will not be accessed or disclosed improperly. Users on our platform must acknowledge the terms and conditions of the “personal information protection policy” before purchasing insurance products, under which they consent to our collection, use and disclosure of their data in compliance with applicable laws and regulations. We limit access to our servers that store user and internal data to the minimized extent that is necessary for providing services and all user information we provide to third parties, such as insurance carriers, also to such extent. We adopt an encryption system intended to ensure the secured storage and transmission of data and personal information, and prevent any unauthorized member of the public or third parties from accessing or using the data and personal information in any unauthorized manner. Furthermore, we employ multiple other safety solutions to prevent and address risks in data security, user privacy and others, such as data encryption and de-sensitization, installing firewall, establishing data backup system, vulnerability scanning and regular safety auditing of database. Our board of directors has general oversight power over cybersecurity issues and delegates the daily supervision responsibility to our chief technology officer, Mr. Bo Wang. The head of cybersecurity team responsible for cybersecurity directly reports cybersecurity status to Mr. Bo Wang, and in case of a significant cybersecurity incident, Mr. Bo Wang will report the incident to our board of directors to take appropriate and timely measures in response to the incident.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit Index

Exhibit No.	Description of Exhibit

1.1

Sixth Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect (incorporated herein by reference to Exhibit 3.2 to the registration statement on Form F-1 (File No. 333-282164), as amended, initially filed with the Securities and Exchange Commission on September 16, 2024)

2.1	Registrant’s specimen American depositary receipt (included in Exhibit 2.2)
2.2

Registrant’s Specimen Certificate for Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-282164), as amended, initially filed with the Securities and Exchange Commission on September 16, 2024)

2.3

Form of Deposit Agreement, among the Registrant, the depositary and the holders and beneficial owners of American Depositary Shares issued thereunder (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form F-1 (File No. 333-282164), as amended, initially filed with the Securities and Exchange Commission on April 24, 2025)

2.4

The Fourth Amended and Restated Shareholders Agreement among the Registrant and other parties thereto dated April 13, 2021 (incorporated herein by reference to Exhibit 4.4 to the registration statement on Form F-1 (File No. 333-282164), as amended, initially filed with the Securities and Exchange Commission on April 24, 2025)

2.5*	Description of Securities
4.1

Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-282164), as amended, initially filed with the Securities and Exchange Commission on September 16, 2024)

4.2

Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-282164), as amended, initially filed with the Securities and Exchange Commission on September 16, 2024)

4.3

English translation of the executed form of the Amended Exclusive Business Cooperation Agreement dated January 1, 2024 (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-282164), as amended, initially filed with the Securities and Exchange Commission on September 16, 2024)

4.4

English translation of the executed form of the Exclusive Equity Option Agreement dated March 17, 2020 (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 (File No. 333-282164), as amended, initially filed with the Securities and Exchange Commission on September 16, 2024)

4.5

English translation of the executed form of the Equity Pledge Agreement dated March 17, 2020 (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1 (File No. 333-282164), as amended, initially filed with the Securities and Exchange Commission on September 16, 2024)

4.6

English translation of the executed form of the Exclusive Asset Purchase Agreement dated March 17, 2020 (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1 (File No. 333-282164), as amended, initially filed with the Securities and Exchange Commission on September 16, 2024)

4.7

English translation of the executed form of the Shareholder Entrustment Agreement dated March 17, 2020 (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1 (File No. 333-282164), as amended, initially filed with the Securities and Exchange Commission on September 16, 2024)

4.8

English translation of the executed form of the Power of Attorney dated March 17, 2020 (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1 (File No. 333-282164), as amended, initially filed with the Securities and Exchange Commission on September 16, 2024)

4.9

English translation of the executed form of the Spousal Consent Letter dated March 17, 2020 (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1 (File No. 333-282164), as amended, initially filed with the Securities and Exchange Commission on September 16, 2024)

4.10

English translation of the executed form of the Undertaking Letter dated March 17, 2020 (incorporated herein by reference to Exhibit 10.12 to the registration statement on Form F-1 (File No. 333-282164), as amended, initially filed with the Securities and Exchange Commission on September 16, 2024)

4.11

English translation of the executed form of the Loan Agreement dated September 16, 2020 (incorporated herein by reference to Exhibit 10.13 to the registration statement on Form F-1 (File No. 333-282164), as amended, initially filed with the Securities and Exchange Commission on September 16, 2024)

4.12

English translation of the executed form of the Equity Pledge Agreements dated September 17, 2020 (incorporated herein by reference to Exhibit 10.14 to the registration statement on Form F-1 (File No. 333-282164), as amended, initially filed with the Securities and Exchange Commission on September 16, 2024)

4.13

Subscription Agreement between the Registrant, Qiming Venture Partners VII, L.P. and Qiming VII Strategic Investors Fund, L.P., dated November 21, 2024 (incorporated herein by reference to Exhibit 10.15 to the registration statement on Form F-1 (File No. 333-282164), as amended, initially filed with the Securities and Exchange Commission on April 24, 2025)

4.14

2020 Share Option Plan (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-282164), as amended, initially filed with the Securities and Exchange Commission on September 16, 2024)

4.15

2024 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-282164), as amended, initially filed with the Securities and Exchange Commission on September 16, 2024)

8.1*	List of Principal Subsidiaries and Affiliated Entities of the Registrant
11.1

Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-282164), as amended, initially filed with the Securities and Exchange Commission on September 16, 2024)

11.2*	The Statement of Policies Governing Material Non-Public Information and the Prevention of Insider Trading
12.1*	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of PricewaterhouseCoopers Zhong Tian LLP
15.2*	Consent of Han Kun Law Offices
97*	Clawback Policy
101.INS*	Inline XBRL Instance Document- the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

*    Filed with this annual report on Form 20-F.

**  Furnished with this annual report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Yuanbao Inc.

By:	/s/ Rui Fang
Name:	Rui Fang
Title:	Chairman of the Board and Chief Executive Officer
Date:	April 30, 2026

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Yuanbao Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Yuanbao Inc. and its subsidiaries (the “Company”) as of December 31, 2025 and 2024, and the related consolidated statements of operations and comprehensive income, of changes in shareholders’ deficit and of cash flows for each of the three years in the period ended December 31, 2025, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/PricewaterhouseCoopers Zhong Tian LLP

Beijing, the People’s Republic of China

April 30, 2026

We have served as the Company’s auditor since 2021, which includes periods before the Company became subject to SEC reporting requirements.

YUANBAO INC.

CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

	Note	As of December 31,	As of December 31,
		2024	2025
		RMB	RMB
ASSETS
Current assets:
Cash and cash equivalents		1,904,674	860,455
Time deposits		80,000	273,416
Restricted cash	2(g)	15,000	23,525
Short-term investments	19	336,217	2,829,462
Accounts receivable, net (allowance for credit losses: as of December 31, 2024: RMB2,894; as of December 31, 2025: RMB1,706)	3	260,958	441,414
Prepayments and other current assets, net	4	75,964	29,768
Total current assets		2,672,813	4,458,040
Non-current assets:
Property and equipment, net		4,896	13,784
Intangible assets, net	5	58,049	64,553
Long-term bank deposits	2(l)	—	52,492
Right-of-use assets	6	19,335	8,566
Deferred tax assets, net	8	6,936	33,337
Other non-current assets, net	7	17,611	24,796
Total non-current assets		106,827	197,528
TOTAL ASSETS		2,779,640	4,655,568
LIABILITIES
Current liabilities
Accounts payable		10,676	17,378
Contract liabilities	2(o)	117,649	63,541
Salary and welfare payable		160,690	230,039
Taxes payable	9	51,359	43,275
Current lease liabilities	6	13,447	7,077
Accrued expenses and other current liabilities	10	586,990	777,416
Total current liabilities		940,811	1,138,726
Non-current liabilities
Non-current lease liabilities	6	5,714	846
Deferred tax liabilities, net	8	46,030	169,701
Total non-current liabilities		51,744	170,547
TOTAL LIABILITIES		992,555	1,309,273

Commitments and contingencies (Note 16)

YUANBAO INC.

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except for share and per share data)

	Note	As of December 31,	As of December 31,
		2024	2025
		RMB	RMB
MEZZANINE EQUITY:	12
Series Seed convertible redeemable preferred shares (US$0.0001 par value; 30,769,231 and nil shares authorized, issued and outstanding as of December 31, 2024 and 2025, respectively)		692,051	—
Series Angel convertible redeemable preferred shares (US$0.0001 par value; 21,978,022 and nil shares authorized, issued and outstanding as of December 31, 2024 and 2025, respectively)		495,921	—
Series B convertible redeemable preferred shares (US$0.0001 par value; 45,315,510 and nil shares authorized, issued and outstanding as of December 31, 2024 and 2025, respectively)		1,028,888	—
Series C‑1 convertible redeemable preferred shares (US$0.0001 par value; 37,373,616 and nil shares authorized, issued and outstanding as of December 31, 2024 and 2025, respectively)		851,362	—
Series C‑2 convertible redeemable preferred shares (US$0.0001 par value; 15,650,202 and nil shares authorized, issued and outstanding as of December 31, 2024 and 2025, respectively)		352,660	—
TOTAL MEZZANINE EQUITY:		3,420,882	—

SHAREHOLDERS’ (DEFICIT)/EQUITY:
Ordinary shares (US$0.0001 par value, 348,913,419 shares authorized, 106,994,625 shares issued and outstanding as of December 31, 2024)	11	71	—
Class A ordinary shares (US$0.0001 par value, nil and 300,000,000 shares authorized, nil and 194,348,706 shares issued and outstanding as of December 31, 2024 and 2025, respectively)	11	—	135
Class B ordinary shares (US$0.0001 par value, nil and 100,000,000 shares authorized, nil and 82,132,500 shares issued and outstanding as of December 31, 2024 and 2025, respectively)	11	—	55
Additional paid-in capital		198,664	3,179,602
Accumulated deficit		(1,932,128)	(72,851)
Statutory reserves		80,975	230,033
Accumulated other comprehensive income		18,621	9,321
TOTAL SHAREHOLDERS’ (DEFICIT)/EQUITY:		(1,633,797)	3,346,295
TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ (DEFICIT)/EQUITY		2,779,640	4,655,568

The accompanying notes are an integral part of these consolidated financial statements.

YUANBAO INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(All amounts in thousands, except for share and per share data)

	Note	For the year ended December 31,
		2023	2024	2025
		RMB	RMB	RMB

Revenues	18	2,045,152	3,284,525	4,373,153
Operating costs and expenses:
Operations and support		(137,962)	(166,331)	(167,458)
Selling and marketing expenses		(1,461,773)	(1,789,908)	(2,217,159)
General and administrative expenses		(141,531)	(238,639)	(286,843)
Research and development expenses		(128,528)	(231,041)	(365,113)
Total operating costs and expenses		(1,869,794)	(2,425,919)	(3,036,573)
Other income:
Interest income		19,697	24,310	22,092
Exchange gains/(losses)		860	320	(4,246)
Investment income		628	6,423	45,197
Others, net		8,934	1,755	9,088
Income before income taxes		205,477	891,414	1,408,711
Income tax expenses	8	(291)	(25,568)	(101,171)
Net income from continuing operations		205,186	865,846	1,307,540
Net loss from discontinued operations		(2,069)	—	—
Net income		203,117	865,846	1,307,540
Accretion to preferred shares redemption value		(536,059)	(429,931)	700,795
Net (loss)/income attributable to Yuanbao Inc.’s ordinary shareholders		(332,942)	435,915	2,008,335
Including:
Net (loss)/income from continuing operations attributable to Yuanbao Inc.’s ordinary shareholders		(330,873)	435,915	2,008,335
Net loss from discontinued operations attributable to Yuanbao Inc.’s ordinary shareholders		(2,069)	—	—

Net income		203,117	865,846	1,307,540
Other comprehensive income/(loss):
Foreign currency translation adjustments		3,495	3,326	(9,300)
Total comprehensive income		206,612	869,172	1,298,240
Accretion to preferred shares redemption value	12	(536,059)	(429,931)	700,795
Comprehensive (loss)/income attributable to Yuanbao Inc.’s ordinary shareholders		(329,447)	439,241	1,999,035

Net (loss)/income attributable to the Yuanbao Inc.’s ordinary shareholders per share, basic	15
- from continuing operations		(4.68)	4.34	9.29
- from discontinued operations		(0.03)	—	—

Net (loss)/income attributable to the Yuanbao Inc.’s ordinary shareholders per share, diluted	15
- from continuing operations		(4.68)	3.19	4.57
- from discontinued operations		(0.03)	—	—

Weighted average number of ordinary shares	15
Basic		70,710,325	100,343,557	216,250,148
Diluted		70,710,325	271,314,436	285,902,414

The accompanying notes are an integral part of these consolidated financial statements.

YUANBAO INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

(All amounts in thousands, except for share and per share data)

											Accumulated
									Additional		other		Total
				Class A ordinary			Class B ordinary		paid-in	Statutory	comprehensive	Accumulated	shareholders’
	Note	Ordinary shares		shares			shares		capital	reserves	income	deficit	(deficit)/equity
		Shares	Amounts	Shares	Amounts		Shares	Amounts
			RMB		RMB			RMB	RMB	RMB	RMB	RMB	RMB
Balance at January 1, 2023		50,000,000	32	—	—		—	—	61,947	—	11,800	(1,954,126)	(1,880,347)
Net income		—	—	—	—		—	—	—	—	—	203,117	203,117
Preferred shares redemption value accretion	12	—	—	—	—		—	—	—	—	—	(536,059)	(536,059)
Disposal of discontinued operations		—	—	—	—		—	—	17,789	—	—	—	17,789
Share-based compensation	14	—	—	—	—		—	—	38,583	—	—	—	38,583
Exercise of share options		6,994,625	5	—	—		—	—	16,032	—	—	—	16,037
Vesting of restricted shares	14	25,000,000	17	—	—		—	—	(17)	—	—	—	—
Foreign currency translation adjustment		—	—	—	—		—	—	—	—	3,495	—	3,495
Balance at December 31, 2023		81,994,625	54	—	—		—	—	134,334	—	15,295	(2,287,068)	(2,137,385)
Net income		—	—	—	—		—	—	—	—	—	865,846	865,846
Appropriation to statutory reserves	2(z)	—	—	—	—		—	—	—	80,975	—	(80,975)	—
Preferred shares redemption value accretion	12	—	—	—	—		—	—	—	—	—	(429,931)	(429,931)
Share-based compensation	14	—	—	—	—		—	—	64,017	—	—	—	64,017
Vesting of restricted shares	14	25,000,000	17	—	—		—	—	313	—	—	—	330
Foreign currency translation adjustment		—	—	—	—		—	—	—	—	3,326	—	3,326
Balance at December 31, 2024		106,994,625	71	—	—		—	—	198,664	80,975	18,621	(1,932,128)	(1,633,797)
Net income		—	—	—	—		—	—	—	—	—	1,307,540	1,307,540
Appropriation to statutory reserves		—	—	—	—		—	—	—	149,058	—	(149,058)	—
Preferred shares redemption value accretion	12	—	—	—	—		—	—	—	—	—	700,795	700,795
Share-based compensation	14	—	—	—	—		—	—	74,319	—	—	—	74,319
Vesting of restricted shares	14	—	—	19,614	—	*	—	—	689	—	—	—	689
Exercise of share options		—	—	361,212	—	*	—	—	435	—	—	—	435
Issuance of Class A ordinary shares, net of issuance costs	11	—	—	12,400,000	9		—	—	185,518	—	—	—	185,527
Conversion of convertible redeemable preferred shares to Class A ordinary shares upon IPO	11	—	—	151,086,581	110		—	—	2,719,977	—	—	—	2,720,087
Re-designation of ordinary shares into Class A and Class B ordinary shares upon IPO	11	(106,994,625)	(71)	24,862,125	16		82,132,500	55	—	—	—	—	—
Foreign currency translation adjustment		—	—	—	—		—	—	—	—	(9,300)	—	(9,300)
Balance at December 31, 2025		—	—	188,729,532	135		82,132,500	55	3,179,602	230,033	9,321	(72,851)	3,346,295

* Less than RMB1 thousand

The accompanying notes are an integral part of these consolidated financial statements.

YUANBAO INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data)

	For the year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Cash flows from operating activities:
Net income	203,117	865,846	1,307,540
Net loss from discontinued operations	(2,069)	—	—
Net income from continuing operations	205,186	865,846	1,307,540
Adjustments to reconcile net income to net cash used in operating activities:
Expected credit losses	827	3,887	(1,003)
Share-based compensation	37,110	64,017	74,319
Amortization of right-of-use assets	12,630	11,849	13,336
Other depreciation and amortization	3,508	3,099	4,339
Deferred income tax	22	24,740	97,127
Fair value change of financial instruments	(288)	(1,544)	(45,197)
Others, net	(2,234)	(1,003)	(1,931)
Changes in operating assets and liabilities:
Accounts receivable, net	(20,369)	(16,169)	(179,268)
Prepayments and other current assets	(7,178)	(43,661)	34,895
Amount due from related parties	(4,597)	2,814	—
Amount due to related parties	33,191	(33,191)	—
Accounts payable	7,362	(6,400)	6,702
Lease liabilities	(16,407)	(12,223)	(13,805)
Contract liabilities	21,039	50,173	(54,108)
Salary and welfare payable	31,748	83,220	69,349
Taxes payable	2,249	41,901	(8,107)
Other non-current assets	(3,423)	—	(179)
Accrued expenses and other current liabilities	126,231	170,246	191,129
Net cash provided by continuing operating activities	426,607	1,207,601	1,495,138
Net cash provided by discontinued operating activities	15,365	—	—
Net cash provided by operating activities	441,972	1,207,601	1,495,138
Cash flows from investing activities:
Cash paid to acquire property and equipment and intangible assets	(4,644)	(3,341)	(19,040)
Cash paid on short-term investments and time deposits	(1,000,898)	(3,896,231)	(10,383,987)
Cash prepaid for assets acquisition	—	—	(6,900)
Cash paid for loans to staff	(14,677)	—	—
Cash received from disposal of short-term investments	10,191	2,247,320	7,359,462
Cash received from maturity of time deposits	996,472	1,494,619	327,370
Cash received from disposal of property and equipment	—	63	216
Net cash used in continuing investing activities	(13,556)	(157,570)	(2,722,879)
Net cash used in discontinued investing activities	(31,699)	—	—
Net cash used in investing activities	(45,255)	(157,570)	(2,722,879)
Cash flows from financing activities:
Proceeds from exercise of share options	18,046	—	26
Proceeds from initial public offering, net of offering costs	—	—	204,880
Cash paid for initial public offering costs	—	(9,113)	(8,062)
Net cash provided by/(used in) financing activities	18,046	(9,113)	196,844
Effect of foreign exchange rate changes on cash and cash equivalents and restricted cash	6,588	4,846	(4,797)

YUANBAO INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(All amounts in thousands, except for share and per share data)

	For the year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Net increase/(decrease) in cash and cash equivalents and restricted cash	421,351	1,045,764	(1,035,694)
Cash and cash equivalents and restricted cash at beginning of the year	452,559	873,910	1,919,674
Cash and cash equivalents and restricted cash at end of the year	873,910	1,919,674	883,980
Reconciliation to amounts on consolidated balance sheets:
Cash and cash equivalents - continuing operations	863,118	1,904,674	860,455
Restricted cash - continuing operations	10,792	15,000	23,525
Total cash and cash equivalents and restricted cash at end of year	873,910	1,919,674	883,980
Supplemental disclosure of cash flow information:
Cash paid for income tax	2,001	596	657
Supplemental schedule of non-cash investing and financing activities:
Accretion to preferred shares redemption value	536,059	429,931	(700,795)
Conversion of convertible redeemable preferred shares to Class A ordinary shares upon IPO	—	—	2,720,087

The accompanying notes are an integral part of these consolidated financial statements.

YUANBAO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

1.	Organization and Principal Activities

Yuanbao Inc. (the “Company”) was incorporated in the Cayman Islands in 2019. The Company is a holding company and conducts its business mainly through its subsidiaries, the variable interest entity (the “VIE”) and subsidiaries of the VIE (collectively referred to as the “Group”). The Group is primarily engaged in providing online insurance distribution and services in the People’s Republic of China (the “PRC” or “China”).

The Company’s consolidated subsidiaries, the VIE and major subsidiaries of the VIE are as follows:

	Place and	Percentage of
	year of	direct or indirect
Major subsidiaries	incorporation	economic ownership	Principal activities
Yuanbao (Hong Kong) Limited (“Yuanbao HK”)	Hong Kong, China Y2019	100%	Investment holding
Hong Kong ASIA International Insurance Brokers Limited (“HK Insurance Brokers”)	Hong Kong, China Y2021	100%	Insurance distribution services
Yuanbao Kechuang (Beijing) Technology Co., Ltd. (“Yuanbao Kechuang” or “primary beneficiary of the VIE”)	Beijing, China Y2020	100%	System services

	Place and	Percentage of
	year of	direct or indirect
The VIE	incorporation	economic interest	Principal activities
Yuanbao Shuke (Beijing) Technology Co., Ltd. (“Yuanbao Shuke”)	Beijing, China Y2019	100%	System services

	Place and
	year of	Percentage of
	incorporation /	direct or indirect
Major subsidiaries of the VIE	acquisition	economic interest	Principal activities
Yuanbao Insurance Brokerage (Beijing) Co., Ltd.	Beijing, China Y2005	100%	Insurance distribution services
Shouxin Insurance Agency (Guangdong) Co., Ltd.	Beijing, China Y2010	100%	Insurance distribution services

History of the Group

The Group’s history began with the commencement of operations of Yuanbao Shuke, a limited liability company established in Beijing, the PRC in September 2019, whose equity interests were directly hold by Mr. Rui Fang (the “Founder”) and Beijing Yibao Technology Limited Partnership by 79% and 21%, respectively.

Yuanbao Inc. is an exempted company with limited liability incorporated in the Cayman Islands in December 2019.

In March 2020, the Group entered into a series of contractual agreements and commenced its operations through Yuanbao Kechuang (Beijing), the Wholly Foreign Owned Enterprise (or the “WFOE”) in Chinese mainland, and Yuanbao Shuke, or the VIE, and the VIE’s subsidiaries in Chinese mainland.

During 2020 and 2021, the Company had successively issued Series Seed, Angel, B, C1 and C2 preferred shares to certain investors, respectively, the details of which are disclosed in Note 12.

The Company completed its initial public offering (“IPO”) on April 30, 2025. Its American Depositary Shares (“ADSs”) have been listed on the Nasdaq Stock Market since then and each ADS of the Company represents six Class A ordinary shares.

YUANBAO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

1.	Organization and Principal Activities (Continued)

Contractual arrangements with the VIE

PRC laws and regulations place certain restrictions on foreign investment in value-added telecommunication service businesses. The Group conducts a significant portion of its operations in the PRC through Yuanbao Shuke and its subsidiaries. The Company relies on a series of contractual arrangements among the WFOE, the VIE and the VIE’s shareholders to conduct the business operations of the VIE and the VIE’s subsidiaries.

As a result of these contractual arrangements, the Company’s wholly-owned subsidiary is entitled to substantially all of the economic benefits from the VIE and the VIE’s subsidiaries and is obligated to absorb all of the VIE and the VIE’s subsidiaries expected losses and therefore the Company has determined that it is the ultimate primary beneficiary of the VIE and subsidiaries of the VIE, and has consolidated the financial results of the VIE and subsidiaries of the VIE in its consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for accounting purposes.

Below is a summary of the currently effective contractual arrangements by and among the Company’s wholly owned subsidiary Yuanbao Kechuang, the VIE and the VIE’s shareholders (also nominee shareholders).

i)	Equity Interest Pledge Agreement (the “Pledge Agreement”)

Pursuant to the Equity Interest Pledge Agreement entered into amongst WFOE and Nominee Shareholders of the VIE, the shareholders of the VIE pledged all of their equity interests in the VIE to the WFOE to ensure the shareholders fully perform their obligations under the Exclusive Business Cooperation Agreement, the Exclusive Option Agreement, and the Power of Attorney. The WFOE shall have the right to collect dividends generated by the pledged equity interests during the term of the pledge. If the Nominee Shareholders breach their respective contractual obligations under the Pledge Agreement, the WFOE, as pledgee, will be entitled to rights, including but not limited to being paid based on the monetary valuation that such equity interest is converted into or from the proceeds from the auction or sale of the equity interest. The shareholders of the VIE are prohibited from transferring their pledged equity interests, placing or permitting any encumbrance that would prejudice the WFOE’s interests without the WFOE’s prior written consent. The pledge rights were effective upon registration of the pledges with the relevant Administration for Industry and Commerce, and the Pledge Agreement will remain effective until all the obligations have been satisfied in full. The WFOE completed the registration of the pledge of equity interests in the VIE with the relevant office of Administration for the Industry and Commerce in accordance with the PRC Civil Code.

ii)	Exclusive Option Agreement (the “Exclusive Option”)

Pursuant to the Exclusive Option Agreement entered into amongst WFOE, the VIE and the Nominee Shareholders, the Nominee Shareholders grant the WFOE or its designated party, an exclusive option to purchase all or part of the equity interests held by the Nominee Shareholders in the VIE at its sole discretion, to the extent permitted under the PRC laws for the cost of the initial contributions to the registered capital or the minimum amount of consideration permitted by applicable PRC law. The WFOE has an option to purchase from the VIE at WFOE’s sole discretion, any or all of the assets and business of the VIE, to the extent permitted under PRC law, and at the lowest purchase price permitted by PRC law. The shareholders should remit to the WFOE any gain that is paid by WFOE or its designated person(s) in connection with the purchased equity interest or the purchased business asset. The WFOE or its designated person(s) have sole discretion to decide when to exercise the option, whether in part or in full. Any and all dividends and other capital distributions made by the VIE to its shareholders should be repaid to the WFOE in full amount. This Agreement remains effective until all equity interests held by Nominee Shareholders in the VIE have been transferred or assigned to the WFOE and/or any other person designated by the WFOE in accordance with this Agreement.

YUANBAO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

1.	Organization and Principal Activities (Continued)

Contractual arrangements with the VIE (Continued)

iii)	Exclusive Business Cooperation Agreement (the “BCA”)

Pursuant to the Exclusive Business Cooperation Agreement entered into amongst WFOE and the VIE, the WFOE is engaged by the VIE to exclusively provide technical and consulting services including but not limited to support services, business consultancy, financial management consultancy, software development and other services. The WFOE may appoint or designate its affiliates or other qualified parties to provide the services covered by the BCA. In return, the VIE agrees to pay a service fee equal to 100% of the consolidated profit before taxation of the VIE after the VIE turns cumulative profitable and after certain expenses. The WFOE has sole discretion to adjust and decide the scope and amount, payment schedule and payment method of such service fee to be paid by the VIE. Without the WFOE’s prior written consent, the VIE shall not, directly and indirectly, obtain the same or similar services as provided under this agreement from any third party. The WFOE can terminate the BCA at its sole discretion; however, the VIE cannot terminate the BCA without WFOE’s material breach. The WFOE has the exclusive ownership of all the intellectual property rights created as a result of the performance of the exclusive business cooperation agreement. The exclusive business cooperation agreement has an initial term of twenty years, and shall be renewed for a further term without limitation as determined by the WFOE.

iv)	Power of Attorney

Pursuant to the power of attorney agreement entered into amongst WFOE, the VIE and the Nominee Shareholders, Nominee Shareholders irrevocably appoint WFOE as their attorney-in-fact to exercise on each shareholder’s behalf any and all rights that each shareholder has in respect of its equity interests in the VIE, including but not limited to executing the voting rights and the right to appoint directors and executive officers of the VIE. The agreements will remain effective and irrevocable for as long as the relevant Nominee Shareholder holds any equity interests in the VIE.

v)	Spousal Consent Letter (the “Spousal Letter”)

Each spouse of the married nominee shareholders of the VIE entered into a Spousal Letter, which unconditionally and irrevocably agreed that the equity interests in the VIE held by and registered in the name of their spouse will be disposed of pursuant to the Pledge Agreement and the POA. Each spouse agreed not to assert any rights over the equity interests in the VIE held by their spouse. In addition, in the event that the spouses obtain any equity interests in the VIE held by their spouse for any reason, they agreed to be bound by the contractual arrangements.

These contractual arrangements allow the Company, through its WFOE, to effectively control the VIE, and to derive substantially all of the economic benefits from the VIE. Accordingly, the Company consolidates the VIE for accounting purpose.

Risks in relation to the VIE structure

The Company has been advised by its PRC legal counsel, Han Kun Law Offices, that the contractual arrangements among the WFOE, the consolidated VIE and the VIE’s shareholders are valid, binding and enforceable under the current laws and regulations of China. Based on such legal opinion and the management’s knowledge and experience, the Company believes that its contractual arrangements with its consolidated VIE are in compliance with current PRC laws and legally enforceable. However, uncertainties may arise in the interpretation and application of PRC laws and regulations including those that govern the contractual arrangements are subject to change, which could limit the Group’s ability to enforce these contractual arrangements and if the nominee shareholders of the VIE were to reduce their interests in the Group, their interest may diverge from that of the Group and that may potentially increase the risk that they would seek to act contrary to the contractual arrangements.

YUANBAO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

1.	Organization and Principal Activities (Continued)

Risks in relation to the VIE structure (Continued)

On March 15, 2019, the National People’s Congress approved the PRC Foreign Investment Law, or the FIL, which had taken effect on January 1, 2020. The FIL does not explicitly classify whether variable interest entities that are controlled through contractual arrangements would be deemed as foreign invested enterprises if they are ultimately “controlled” by foreign investors. FIL’s effect on variable interest entity and business operation is still unclear as of December 31, 2025.

The Group’s operations depend on the VIE to honor its contractual agreements with the Group and the enforceability, and therefore the benefits depend on the authorization by the shareholders of the VIE to exercise voting rights on all matters requiring shareholder approval in the VIE. The Company believes that the agreements on authorization to exercise shareholder’s voting power are legally enforceable and the possibility that it will no longer be able to be the ultimate primary beneficiary and consolidate the VIE as a result of the aforementioned risks and uncertainties is remote.

The Company’s ability to be the ultimate primary beneficiary of the VIE also depends on the Power of Attorney the shareholders have to vote on all matters requiring shareholder approval in the VIE. As noted above, the Company believes these Power of Attorney are legally enforceable but may not be as effective as direct equity ownership.

In addition, if the Group’s corporate structure or the contractual arrangements with the VIE were found to be in violation of any existing or future PRC laws and regulations, the PRC regulatory authorities could, within their respective jurisdictions:

●	revoke the business licenses and/or operating licenses of the Group;
●	confiscate any of the Group’s income that they deem to be obtained through illegal operations;
●	place restrictions on the Group’s right to collect revenues;
●	shut down the Group’s servers or block the Group’s apps/websites;
●	require the Group to restructure the operations in such a way as to compel the Group to establish a new enterprise, re-apply for the necessary licenses or relocate the Group’s businesses, staff and assets;
●	impose other conditions or requirements with which the Group have not yet met;
●	taking other regulatory or enforcement actions against the Group that could be harmful to the Group’s business; or
●	impose fines on the Group.

The imposition of any of these restrictions or actions could result in a material adverse effect on the Group’s ability to conduct its business. In such case, the Group may not be able to operate or control the VIE, which may result in deconsolidation of the VIE in the Group’s consolidated financial statements. In the opinion of the Company’s management, the likelihood for the Group to lose such ability is remote based on current facts and circumstances. The Group believes that the contractual arrangements among the VIE, the VIE’s shareholders and relevant wholly foreign owned enterprise are in compliance with PRC law and are legally enforceable. The Group’s operations depend on the VIE to honor its contractual arrangements with the Group. These contractual arrangements are governed by PRC law and disputes arising out of these agreements are expected to be decided by arbitration in the PRC. Management believes that each of the contractual arrangements constitutes valid and legally binding obligations of each party to such contractual arrangements under PRC laws. However, the interpretation and implementation of the laws and regulations in the PRC and their application on the legality, binding effect and enforceability of contracts are subject to the discretion of competent PRC authorities, and therefore there is no assurance that relevant PRC authorities will take the same position as the Group herein in respect of the legality, binding effect and enforceability of each of the contractual arrangements. Meanwhile, since there may be further amendments or changes on the PRC laws and regulations from time to time, which may limit legal protections available to the Group to enforce the contractual arrangements should the VIE or the nominee shareholders of the VIE fail to perform their obligations under those arrangements.

YUANBAO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

1.	Organization and Principal Activities (Continued)

Risks in relation to the VIE structure (Continued)

The following table sets forth the assets, liabilities, results of operations and cash flows of the VIE and its subsidiaries, which are included in the Group’s consolidated financial statements. Transactions between the VIE and its subsidiaries are eliminated in the information presented below:

	As of December 31,	As of December 31,
	2024	2025
	RMB	RMB
ASSETS
Current assets:
Cash and cash equivalents	561,777	585,882
Time deposits	80,000	80,266
Restricted cash	15,000	15,096
Short-term investments	21,560	—
Accounts receivable, net	86,501	119,148
Prepayments and other current assets, net	10,146	10,623
Total current assets	774,984	811,015
Non-current assets:
Property and equipment, net	1,568	1,457
Intangible assets, net	57,684	57,640
Right-of-use assets	2,856	848
Deferred tax assets, net	6,936	33,338
Other non-current assets, net	—	6,900
Total non-current assets	69,044	100,183
TOTAL ASSETS	844,028	911,198

Current liabilities:
Accounts payable	3,819	5,570
Contract liabilities	117,591	63,440
Salary and welfare payable	13,209	12,029
Taxes payable	1,804	1,913
Accrued expenses and other current liabilities	522,838	577,055
Current lease liabilities	2,006	662
Amounts due to the subsidiaries of the Company, current	184,619	256,703
Total current liabilities	845,886	917,372
Non-current liabilities:
Non-current lease liabilities	813	123
Deferred tax liabilities, net	14,795	14,333
Total non-current liabilities	15,608	14,456
TOTAL LIABILITIES	861,494	931,828

YUANBAO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

1.	Organization and Principal Activities (Continued)

Risks in relation to the VIE structure (Continued)

The VIE holds certain assets with no carrying value on the consolidated balance sheet that are important to the Company’s ability to produce revenue (referred to as unrecognized revenue-producing assets). Unrecognized revenue-producing assets held by the VIE mainly include the ICP License and trademarks. Recognized revenue-producing assets held by the VIE mainly include the insurance brokerage license and the insurance agency license, recorded as intangible assets on the balance sheet. The VIE’s subsidiaries are primarily engaged in and generate revenue from the provision of insurance distribution services to its partnered insurance carriers and incur various types of related expenses. The WFOE and its subsidiary and the VIE, on the other hand, are primarily engaged in research and development efforts as well as the provision of system services to its partnered insurance carriers to optimize the efficiency of insurance distribution. The following table sets forth the results of operations of the VIE and the VIE’s subsidiaries, which also includes their transactions with the Company and the Company’s subsidiaries including the WFOE.

	For the year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Revenue	803,906	1,438,597	1,658,159
Net income/(loss) from continuing operations	12,237	25,933	(9,852)
Net loss from discontinued operations	(2,069)	—	—
Net income/(loss)	10,168	25,933	(9,852)

	For the year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Net cash and cash equivalents and restricted cash provided by continuing operating activities	123,156	349,753	8,837
Net cash and cash equivalents and restricted cash provided by discontinued operating activities	15,365	—	—
Net cash and cash equivalents and restricted cash provided by/(used in) continuing investing activities	4,203	(81,861)	15,364
Net cash and cash equivalents and restricted cash used in discontinued investing activities	(31,699)	—	—
Net cash and restricted cash provided by/(used in) financing activities	27,800	(74,000)	—
Net increase in cash and cash equivalents and restricted cash	138,825	193,892	24,201

In accordance with various contractual agreements, the Company has the power to direct the activities of the VIE and the VIE’s subsidiaries and can have assets transferred out of the VIE. As the VIE is incorporated as limited liability company under the PRC Company Law, creditors do not have recourse to the general credit of the Company for the liabilities of the VIE. There is currently no contractual arrangement that would require the Company to provide additional financial support to the VIE. As the Group is conducting certain businesses in the PRC through the VIE, the Group may provide additional financial support on a discretionary basis in the future, which could expose the Group to a loss.

There is no VIE in the Group where the Company or any subsidiary has a variable interest but is not the primary beneficiary.

YUANBAO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

2.	Significant Accounting Policies
a)	Basis of presentation

The consolidated financial statements of the Group have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Significant accounting policies followed by the Group in the preparation of the accompanying consolidated financial statements are summarized below.

Since June 2023, the knowledge sharing and related business has no longer been part of our business. The knowledge sharing and related business is presented as discontinued operations. The Group presents a disposal of a component or a group of components as discontinued operations when the disposal represents a strategic shift that has or will have a major effect on the Group’s operations and financial results. The financial information of discontinued operations is presented separately from continuing operations in the consolidated financial statements when applicable.

b)	Principles of consolidation

The Group’s consolidated financial statements include the financial statements of the Company, its subsidiaries, the VIE and subsidiaries of the VIE for which the Company is the ultimate primary beneficiary.

Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power, has the power to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of the board of directors, or has the power to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

A consolidated VIE is an entity in which the Company, or its subsidiary, through contractual arrangements, has the power to direct the activities that most significantly impact the entity’s economic performance, bears the risks and enjoys the rewards normally associated with ownership of the entity, and therefore the Company or its subsidiary is the ultimate primary beneficiary of the entity.

All transactions and balances among the Company, its subsidiaries, the VIE and subsidiaries of the VIE have been eliminated upon consolidation.

c)	Use of estimates

The preparation of the Group’s financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant accounting estimates reflected in the Group’s financial statements include, but are not limited to, variable consideration of revenue recognition and valuation of ordinary shares, preferred shares and share-based compensation. Actual results could differ from such estimates.

d)	Functional currency and foreign currency translation

The Group uses Renminbi (“RMB”) as its reporting currency. The functional currency of the Company and Yuanbao HK is United States dollars (“US$”). The functional currency of the Group’s PRC entities is RMB and the functional currency of HK Insurance Brokers is Hong Kong dollars (“HK$”).

In the consolidated financial statements, the financial information of the Company and other entities located outside of the PRC have been translated into RMB. Assets and liabilities are translated at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, and expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as foreign currency translation adjustments and are shown as a component of other comprehensive income/ (loss) in the consolidated statements of operations and comprehensive income.

YUANBAO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

2.	Significant Accounting Policies (Continued)
d)	Functional currency and foreign currency translation (Continued)

Foreign currency transactions denominated in currencies other than the functional currency are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the applicable exchange rates at the balance sheet dates. Net gains and losses resulting from foreign exchange transactions are included in foreign exchange gains or losses in the consolidated statements of operations and comprehensive income.

e)	Fair value measurements

Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance establishes three levels of inputs that may be used to measure fair value:

●	Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.
●	Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical asset or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.
●	Level 3 applies to asset or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.
f)	Cash and cash equivalents

Cash and cash equivalents mainly represent bank deposits and short-term, highly liquid investments, with original maturities of less than three months that are readily convertible to known amounts of cash, and have insignificant risk of changes in value related to changes in interest rates.

Bank deposits with original maturities of three months or more are recorded as time deposits in the consolidated balance sheet.

g)	Restricted cash

Cash that is restricted as to withdrawal or for use or pledged as security is reported separately on the consolidated balance sheets as restricted cash.

As of December 31, 2024, restricted cash of the Group was mainly guaranteed deposits required by National Administration of Financial Regulation (“NAFR”) amounted to RMB15.0 million. As of December 31, 2025, restricted cash of the Group was mainly guaranteed deposits required by NAFR amounted to RMB15.0 million and guaranteed deposit related to foreign exchange settlement contracts amounted to RMB 8.4 million.

YUANBAO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

2.	Significant Accounting Policies (Continued)
h)	Short-term investments

In accordance with ASC 825, for investments in financial instruments with a variable interest rate indexed to the performance of underlying assets, the Group elected the fair value method at the date of initial recognition and carried these investments subsequently at fair value. Changes in the fair value are reflected in the consolidated statements of operations and comprehensive income. To estimate fair value, the Group refers to the quoted rate of return provided by financial institutions at the end of each period and classifies the valuation techniques that use these inputs as level 2 of fair value measurement. Since these investments’ maturity dates are within one year, they are classified as short-term investments, and the related changes in fair value are recorded as investment income. The Group recorded investment income from its short-term investments of RMB0.6 million, RMB6.4 million and RMB45.2 million in the consolidated statements of operations and comprehensive income for the years ended December 31, 2023, 2024 and 2025, respectively.

Short-term investments as of December 31, 2024 and 2025, consisted primarily of investments in financial products issued by banks.

i)	Expected credit losses of receivables

The Group’s accounts receivable and deposits, loans to staff (included in “other non-current assets”), amount due from related parties and others (included in “prepayments and other current assets”) are within the scope of Accounting Standards Codification (“ASC”) 326. To estimate current expected credit losses, the Group has identified the relevant risk characteristics of its customers and the related receivables and other receivables which include size, type, industry of the services the Group provides, or a combination of these characteristics. Receivables with similar risk characteristics have been grouped into pools. For each pool, the Group considers the past collection experience, current economic conditions, future economic conditions (external data and macroeconomic factors) and changes in the Group’s customer collection trends. This is assessed at each quarter based on the Group’s specific facts and circumstances. The allowance for current expected credit losses and corresponding receivables were written off when they are determined to be uncollectible.

Accounts receivable is recorded at the invoiced amount and do not bear interest. The Group’s accounts receivable mainly consist of insurance distribution and services fees receivable from insurance institutions. For the years ended December 31, 2023, 2024 and 2025, the Group recognized a current expected credit loss provision of RMB0.1 million, RMB2.3 million and reversed RMB1.2 million of such previously recognized loss provision (due to improved collectability assessments), respectively.

j)	Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment, if any. Depreciation is computed using the straight-line method over the following estimated useful lives and residual value:

Category	Estimated useful life	Residual value
Electronic equipment	3 years	0%
Motor vehicles	4 years	0%~5%
Leasehold improvement	Shorter of the lease term or estimated economic life	Nil

Expenditures for maintenance and repairs are expensed as incurred. The gain or loss on the disposal of property and equipment is the difference between the net sales proceeds and the carrying amount of the relevant assets and is recognized in the consolidated statements of operations and comprehensive income.

YUANBAO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

2.	Significant Accounting Policies (Continued)
k)	Intangible assets other than goodwill

Intangible assets with an indefinite useful life represent the insurance brokerage license and insurance agency license (“Insurance Distribution and Service-Related Licenses”). Intangible assets with an indefinite life are not amortized and are tested for impairment annually or more frequently if events or changes in circumstances indicate that they might be impaired.

Intangible assets with finite lives mainly comprise software and system. These assets are amortized on a straight-line basis over their estimated useful lives of respective assets. Below table sets forth the estimated useful life and residual value:

Category	Estimated useful life	Residual value
Software and system	3~10 years	0%

l)Long-term bank deposits

Long-term bank deposits are certificates of deposits placed with banks, all of which have contractual maturities more than one year from the balance sheet dates.

As of December 31, 2024, the Group did not hold any long-term bank deposits. As of December 31, 2025, long-term bank deposit of the Group comprised a certificate of deposit amounted to RMB52.5 million, which was measured at amortized cost. The Group has the positive intent and ability to hold this certificate of deposit to maturity.

m)	Other non-current assets, net

Other non-current assets mainly represent interest-free long-term loans receivable from certain staff with a payment term of 5 years and prepayments for assets acquisition. The loans receivable is initially measured at amortized cost, equaling to the present value of the total future cashflows discounted using effective interest rate by reference to the market interest rate for the corresponding period, net of an allowance for credit losses. The difference between present value and principal amount of loans is treated as prepaid compensation to staff and is amortized over five years by using the effective interest method.

The loans receivable discount is amortized as interest income over its five-year loan period.

n)	Impairment of long-lived assets

Long-lived assets including intangible assets other than goodwill, property and equipment, are assessed for impairment, whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. The Group measures the carrying amount of long-lived assets against the estimated undiscounted future cash flows associated with it. Impairment exists when the estimated undiscounted future cash flows are less than the carrying value of the asset being evaluated. Impairment loss is calculated as the amount by which the carrying value of the asset exceeds its fair value.

There was no impairment for such long-lived assets for the years ended December 31, 2023, 2024 and 2025, respectively.

YUANBAO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

2.	Significant Accounting Policies (Continued)
o)	Revenue recognition

Revenue is the transaction price the Group expects to be entitled to in exchange for the promised services in a contract in the common course of the Group’s activities and is recorded net of value-added tax (“VAT”). The services to be accounted for mainly include insurance distribution and services and knowledge sharing services.

The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, the Group applies the following steps:

●	Step 1: Identify the contract(s) with a customer
●	Step 2: Identify the performance obligations in the contract
●	Step 3: Determine the transaction price
●	Step 4: Allocate the transaction price to the performance obligations in the contract
●	Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation

The Group provides insurance distribution and services through its platform to facilitate insurance carriers’ sales of insurance products. The Group considers insurance carriers its customers.

Insurance distribution services

The Group distributes insurance policies underwritten by insurance carriers on its insurance distribution platform and earns commission fees determined as a percentage of premiums paid by insurance policyholders based on the terms specified in the distribution service contracts. Insurance distribution service fees are generally billed to insurance carriers monthly. The payment term is generally 30 days. The term for the majority of insurance policies distributed by the Group on its platform is 12 months. Insurance policyholders generally pay premium monthly during the policy term. Those insurance policies are cancellable at any time during the policy term and premiums paid in advance are refundable. The Group’s contract terms can give rise to variable consideration such as refund of commission due to refund of premium to policyholders. Such refund period is typically within 1 month. The Group applies the guidance on constraining estimates of variable consideration under ASC 606. Revenue is recognized when a signed insurance policy is in place and the premium is collected from the insurance policyholders since the Group has fulfilled its performance obligation to distribute an insurance policy signed with insurance carriers.

System services

The Group also generates revenue by providing insurance carriers with system services. The Group utilizes its full consumer service cycle engine to generate multi-dimensional and personalized consumer insights which can optimize efficiency of insurance products distribution. There are three categories of system services: marketing and related analytics services, post-sale support services, and other system services. Marketing and related analytics services included services which are designed for insurance product promotion and consumer behavior analysis. Post-sale support services included services aimed at improving consumer satisfaction and delivering consumer value-added services. The insurance carriers are charged by various means based on the terms specified in the system service contracts, such as effective clicks on their insurance product display, effective responses to the insurance carriers’ request of consumer behavior insights, the number of notifications sent to consumers, etc. Revenue is recognized when the performance obligation to provide those services is satisfied (such as when effective clicks on insurance product display or effective responses to insurance carriers’ requests of consumer behavior insights occur, or notifications are sent to consumers). System service fees are generally billed to insurance carriers monthly. The payment term is generally 30 days.

YUANBAO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

2.	Significant Accounting Policies (Continued)
o)	Revenue recognition (Continued)

Accounts receivable

Accounts receivable mainly represent amounts due from insurance carriers for insurance distribution and services fees, when the Group has satisfied its performance obligations and has the unconditional right to payment.

Contract assets

Contract assets represent revenue that has been recognized for satisfied performance obligations for which the Group does not have an unconditional right to consideration. The Group does not have any contract assets as of December 31, 2024 and December 31, 2025, respectively.

Contract liabilities

Contract liabilities primarily consist of customer advances which relates to the payments received for insurance distribution and services.

For the years ended December 31, 2024 and 2025, the additions to the contract liabilities balance were primary cash payments received or due in advance of satisfying the Group’s performance obligations, while the reductions to the contract liabilities balance were primarily due to the recognition of revenues upon fulfillment of the Group’s performance obligations, both of which were in the ordinary course of business.

During the years ended December 31, 2023, 2024 and 2025, the Group recognized revenue amounted to RMB43.2 million, RMB64.2 million and RMB97.2 million, that was included in the corresponding opening contract liabilities balance on December 31, 2022, 2023 and 2024, respectively.

	December 31, 2024	December 31, 2025
	RMB	RMB
Contract liabilities
- Insurance distribution services	115,490	61,353
- System services	2,159	2,188
Total	117,649	63,541

p)	Selling and marketing expenses

Selling and marketing expenses consist primarily of marketing expenses for user acquisition and brand building, salary and welfare benefits to the Group’s sales and marketing personnel. The Group recognized all selling and marketing expenses as incurred.

q)	General and administrative expenses

General and administrative expenses consist primarily of salaries, bonuses and benefits, rental and related expenses for employees involved in general corporate functions, including finance, legal and human resources, as well as expenses associated with use of facilities and equipment, such as depreciation and amortization expenses and other general corporate related expenses.

r)	Research and development expenses

Research and development expenses mainly consist of salary and welfare benefits, and cloud service expenses incurred for the development and enhancement to the Group’s websites and platform of applications.

YUANBAO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

2.	Significant Accounting Policies (Continued)
s)	Operations and support

Operations and support mainly consist of (i) costs for customer service personnel and insurance policy acquisition personnel; (ii) channel fee, which is service fee paid to user traffic channels based on successful sales; (iii) cloud service and bandwidth costs, (iv) transaction fees charged by third-party payment platforms related to insurance distribution and services, and (v) other direct costs related to the operation of business.

t)	Others, net

Others, net, mainly consist of non-operating income and expenses, such as government subsidies. During the years ended December 31, 2023, 2024 and 2025, government subsidies recognized in the others, net was RMB6.2 million, RMB3.0 million and RMB10.0 million, respectively.

u)	Leases

The Group determines whether an arrangement constitutes a lease at inception and records lease liabilities and right-of-use assets (“ROU”) on its consolidated balance sheets at the lease commencement. The Group measures its lease liabilities based on the present value of the total lease payments not yet paid discounted based on its incremental borrowing rate, as the rates implicit in its leases are not determinable. The Group’s incremental borrowing rate is the estimated rate the Group would be required to pay for a collateralized borrowing equal to the total lease payments over the term of the lease. The Group estimates its incremental borrowing rate based on an analysis of publicly traded debt securities of companies with credit and financial profiles similar to its own. The Group measures right-of-use assets based on the corresponding lease liability adjusted for payments made to the lessor at or before the commencement date, and initial direct costs it incurs under the lease. The Group begins recognizing rent expense when the lessor makes the underlying asset available to the Group.

When a lease is terminated in its entirety, there is no remaining lease liability or right-of-use asset left. Any difference between the carrying amounts of the right-of-use asset and the lease liability is recorded in the consolidated statements of operations and comprehensive income as a gain or loss; if a termination penalty is paid, that amount is included in the gain or loss on termination. A modification of a lease may result in a partial termination of the lease. The Group records partial termination of a lease by adjusting the lease liability and right-of-use asset. The right-of-use asset is decreased on a basis proportionate to the partial termination of the existing lease. The difference between the decrease in the carrying amount of the lease liability resulting from the modification and the proportionate decrease in the carrying amount of the right-of-use asset is recorded in the consolidated statements of operations and comprehensive income.

The Group has made an accounting policy election to exempt leases with an initial term of 12 months or less without a purchase option that is likely to be exercised from being recognized on the balance sheets. Payments related to those leases continue to be recognized in the consolidated statements of operations and comprehensive income on a straight-line basis over the lease term.

YUANBAO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

2.	Significant Accounting Policies (Continued)
v)	Share-based compensation

Share-based compensation expenses arise from share-based awards, including share options and restricted share units (“RSUs”) for the purchase of ordinary shares and restricted shares.

The Group accounts for share-based awards granted to employee and non-employee in accordance with ASC 718 Stock Compensation. For share options for the purchase of ordinary shares determined to be equity classified awards, the related share-based compensation expenses are recognized in the consolidated financial statements based on their grant date fair values which are calculated using the binomial option pricing model. The determination of the fair value is affected by the fair value of ordinary shares as well as assumptions regarding a number of complex and subjective variables, including the expected volatility of the fair value of ordinary shares, actual and projected employee share option exercise behavior, risk-free interest rates and expected dividends. The fair value of the ordinary shares is assessed using the income approach/discounted cash flow method, with a discount for lack of marketability, given that the shares underlying the awards were not publicly traded at the time of grant. Share-based compensation expenses are recorded net of actual forfeitures using straight-line method during the service period requirement.

For an award with a performance and/or service condition that affects vesting, the performance and/or service condition is not considered in determining the award’s fair value on the grant date. Performance and service conditions should be considered when the Group is estimating the quantity of awards that will vest. Compensation expenses will reflect the number of awards that are expected to vest and will be adjusted to reflect those awards that do ultimately vest. The Group recognizes compensation expenses for awards with performance conditions if and when the Group concludes that it is probable that the performance condition will be achieved, net of actual pre-vesting forfeitures over the requisite service period. The Group reassesses the probability of vesting at each reporting period for awards with performance conditions and adjusts compensation expenses based on its probability assessment, unless on certain situations, the Group may not be able to determine that it is probable that a performance condition will be satisfied until the event occurs. The vesting of the share options granted by the Group historically till December 31, 2025 are only subject to service condition.

w)	Taxation

Income taxes

Current income taxes are provided on the basis of income/(loss) for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions.

Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and any tax loss and tax credit carry forwards. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates or tax laws is recognized in the consolidated statements of operations in the period the change in tax rates or tax laws is enacted. A valuation allowance is provided to reduce the amount of deferred income tax assets if it is considered more likely than not that some portion or all of the deferred income tax assets will not be realized.

The Group considers positive and negative evidence when determining whether a portion or all of its deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, the duration of statutory carry-forward periods, its experience with tax attributes expiring unused, and its tax planning strategies. The ultimate realization of deferred tax assets is dependent upon its ability to generate sufficient future taxable income within the carry-forward periods provided for in the tax law and during the periods in which the temporary differences become deductible. When assessing the realization of deferred tax assets, the Group has considered possible sources of taxable income including (i) future reversals of existing taxable temporary differences, (ii) future taxable income exclusive of reversing temporary differences and carry-forwards, and (iii) specific known trend of profits expected to be reflected within the industry.

YUANBAO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

2.	Significant Accounting Policies (Continued)
w)	Taxation (Continued)

Uncertain tax positions

In order to assess uncertain tax positions, the Group applies a more likely than not threshold and a two-step approach for the tax position measurement and financial statement recognition. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. The Group recognizes interest and penalties, if any, under “accrued expenses and other current liabilities” on its consolidated balance sheet and under “others, net” in its consolidated statement of operations and comprehensive income. The Group did not recognize any income tax due to uncertain tax position or incur any material interest payments or penalty in connection with tax positions for the years ended December 31, 2023, 2024 and 2025.

x)	Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or significant influence, such as a family member or relative, shareholder, or a related corporation.

y)	Net income per share

In accordance with ASC 260, the two-class method is used for computing net income per share in the event the Group has net income available for distribution. Under the two-class method, net income is allocated between ordinary shares and participating securities based on dividends declared (or accumulated) and participating rights in undistributed earnings as if all the earnings for the reporting period had been distributed. The Company’s preferred shares are participating securities because they are entitled to receive dividends or distributions. While when the Group is in a net loss position, net loss is not allocated to other participating securities because in accordance with their contractual terms they are not obligated to share in the losses.

Basic net income per share is computed by dividing net income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period.

Diluted net income per share is computed by dividing net income attributable to ordinary shareholders, adjusted for the effects of the presumed issuance of potential ordinary shares, by the number of (1) weighted average number of ordinary shares outstanding, plus (2) potentially issuable shares. The Group had convertible redeemable preferred shares, share options and restricted shares which could potentially dilute basic income per ordinary share. To calculate the number of shares for diluted net income per ordinary share, the effect of convertible redeemable preferred shares is computed using the if-converted method and the effect of share options and restricted shares is computed using the treasury stock method. The computation of diluted net income per share does not assume conversion, exercise, or contingent issuance of securities that would have an anti-dilutive effect (i.e., an increase in earnings per share amounts or a decrease in loss per share amounts) on net loss/income per share.

The dividend rights of the holders of the Company’s Class A and Class B ordinary shares are identical, except with respect to voting rights. Therefore, this dual class share structure has no impact to the net income per share calculation. Basic net income per share and diluted net income per share are the same for each Class A ordinary shares and Class B ordinary shares.

YUANBAO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

2.	Significant Accounting Policies (Continued)
z)	Statutory reserves

In accordance with China’s Company Laws, the Company’s subsidiary, the VIE and subsidiaries of the VIE in PRC must make appropriations from their after-tax profit, if any (as determined under the accounting principles generally acceptable in the People’s Republic of China (“PRC GAAP”)) to non-distributable reserve funds including (i) statutory surplus fund and (ii) discretionary surplus fund. The appropriation to the statutory surplus fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the respective company. Appropriation to the discretionary surplus fund is made at the discretion of the respective company.

Pursuant to the laws applicable to China’s Foreign Investment Enterprises, the Company’s subsidiaries that are foreign investment enterprises in China have to make appropriations from their after-tax profit, if any (as determined under PRC GAAP) to reserve funds including (i) general reserve fund, (ii) enterprise expansion fund and (iii) staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the general reserve fund has reached 50% of the registered capital of the subsidiary. Appropriations to the other two reserve funds are at the subsidiary’s discretion.

Amounts appropriated to statutory reserves, as determined pursuant to PRC GAAP, were nil, RMB81.0 million and RMB230.0 million as of December 31, 2023, 2024 and 2025, respectively.

aa)	Comprehensive income

Comprehensive income is defined to include all changes in deficit of the Group during a period arising from transactions and other events and circumstances from non-owner resources. Other comprehensive income, as presented on the consolidated balance sheets, consists of accumulated foreign currency translation adjustments.

ab)	Segment reporting

The Group uses the management approach in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Group’s chief operating decision maker (“CODM”) for making operating decisions, allocating resources and assessing performance as the source for determining the Group’s reportable segments. The Group’s CODM has been identified as Mr. Fang, Chairman of the Board of Directors and Chief Executive Officer.

ac)	Significant risk and uncertainties

Currency risk

RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, has the administration authority for the conversion of RMB into foreign currencies. The value of RMB is subject to changes in global and local economic and political developments that affect supply and demand in the China Foreign Exchange Trading System market of cash and cash equivalents and restricted cash.

As of December 31, 2024 and 2025, there were cash at bank denominated in US dollars amounting to approximately US$43.9 million (RMB315.5 million) and US$25.2 million (RMB177.0 million), respectively, denominated in HKD amounting to approximately nil and HKD0.8 million (RMB0.7 million), respectively, and denominated in RMB amounting to approximately RMB1,589.2 million and RMB682.7 million, respectively.

YUANBAO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

2.	Significant Accounting Policies (Continued)
ac)	Significant risk and uncertainties (Continued)

Concentration of credit risk

Financial instruments that potentially subject the Group to the concentration of credit risk mainly consist of cash and cash equivalents, restricted cash, time deposits, accounts receivable, long-term bank deposits, amounts due from related parties and others (included in “Prepayments and other current assets” and “Other non-current assets”).

As of December 31, 2024 and 2025, substantially all of the Group’s cash and cash equivalents, time deposits and restricted cash and long-term bank deposits were held in financial institutions located in China, which management considers being of high credit quality.

As of December 31, 2024 and 2025, the Group had approximately RMB1,625.3 million and RMB682.6 million cash and cash equivalents held by its PRC subsidiaries and the VIE, representing 85.3% and 79.3% of total cash and cash equivalents of the Group, respectively. Cash transfers from the Company’s PRC subsidiaries and the VIE to companies outside of China are subject to relevant laws and regulations. Shortages in the availability of foreign currency may temporarily restrict the ability of the PRC subsidiaries and consolidated affiliated entities to remit sufficient foreign currency to pay dividends or other payments to the Company, or otherwise satisfy their foreign currency denominated obligations.

Details of the customers accounting for 10% or more of revenue of the Group are as follows:

	For the year ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	%
Customer A	539,136	26%	950,542	29%	1,477,333	34%
Customer B	207,350	10%	594,564	18%	987,973	23%
Customer C	*	*	*	*	458,931	10%
Customer D	229,038	11%	410,875	13%	*	*
Customer E	385,860	19%	*	*	*	*
*	represented less than 10% of revenue for the year.

Details of the customers which accounted for 10% or more of accounts receivable are as follows:

	As of December 31, 2024		As of December 31, 2025
	RMB	%	RMB	%
Customer B	119,962	46%	173,719	39%
Customer A	*	*	100,284	23%
*	represented less than 10% of accounts receivable as of the year end.

The Group performs ongoing credit evaluations of its customers and generally does not require collateral on accounts receivable.

YUANBAO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

2.	Significant Accounting Policies (Continued)
ad)	Recently issued accounting pronouncements adopted

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”). ASU 2023-09 is intended to improve transparency of income tax disclosure by requiring income tax disclosures to contain consistent categories and greater disaggregation of information in the rate reconciliation and income taxes paid disaggregated by jurisdiction. Specifically, public business entities are required to disclose a tabular reconciliation, using both percentages and reporting currency amounts. This standard affects the disclosure of income taxes, not the accounting for income taxes. This standard is effective for the Group for the annual period beginning after December 15, 2025, with early adoption permitted. The Group early adopted ASU 2023-09 on a prospective basis in the annual financial statements for the year ended December 31, 2025, as permitted by the standard. Refer to Note 8 for the expanded income tax disclosures.

ae)	Recently issued accounting pronouncements not yet adopted

The Group qualifies as an “emerging growth company”, or “EGC”, pursuant to the Jumpstart Our Business Startups Act of 2012, as amended, or the JOBS Act. As an EGC, the Group elected to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act, that is the Group does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. The Group does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the consolidated balance sheets, consolidated statements of operations and comprehensive income, and consolidated statements of cash flows.

In November 2024, the FASB issued ASU 2024-03, Disaggregation of Income Statement Expenses (DISE), requiring additional disclosure of the nature of expenses included in the income statement in response to longstanding requests from investors for more information about an entity’s expenses. The new standard requires disclosures about specific types of expenses included in the expense captions presented on the face of the income statement as well as disclosures about selling expenses. This guidance applies to all public business entities (PBEs) and is effective for annual reporting periods beginning after December 15, 2026 and interim reporting periods within annual reporting periods beginning after December 15, 2027. The requirements will be applied prospectively with the option for retrospective application. Early adoption is permitted. The Group is currently evaluating the potential impact of the adoption of ASU 2024-03 on its consolidated financial statements.

In July 2025, the FASB issued ASU 2025-05, Measurement of Credit Losses for Accounts Receivable and Contract Assets. The ASU relates to estimating credit losses under CECL for current accounts receivable and current contract assets arising from revenue transactions accounted for under ASC 606, Revenue from Contracts with Customers, including those acquired in a transaction accounted for under ASC 805, Business Combinations. The ASU does not apply to other types of accounts receivable and loans. For all entities, the ASU provides a practical expedient to assume that current conditions as of the balance sheet date will persist through the reasonable and supportable forecast period for eligible assets, entities other than public business entities can also make an accounting policy election to consider subsequent collections of balances received after the balance sheet date through a date selected by the entity. This policy election is available only if the entity elects the practical expedient. The date selected must be when or before financial statements are available to be issued. Under this accounting policy election, no credit loss would be recorded on balances that have been collected through subsequent receipts. Remaining uncollected amounts would be evaluated for credit losses using the practical expedient. If elected, the practical expedient and the accounting policy election (if applicable) must be applied consistently to all eligible current accounts receivable and current contract assets. Entities will be required to disclose if they have elected the practical expedient and the related accounting policy election as well as the date utilized to evaluate subsequent receipts (if the policy is elected). For all entities, the amendments are effective for annual reporting periods beginning after December 15, 2025, including interim periods within those annual periods. Early adoption is permitted. The Group is currently evaluating the potential impact of the adoption of ASU 2025-05 on its consolidated financial statements.

YUANBAO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

2.	Significant Accounting Policies (Continued)
ae)	Recently issued accounting pronouncements not yet adopted (Continued)

In December 2025, the FASB issued ASU 2025-10, Accounting for Government Grants Received by Business Entities. This ASU establishes a comprehensive recognition, measurement, presentation, and disclosure model for government grants received by business entities, applicable to all nonrefundable transfers of assets from a government to a business entity. The core principle requires recognition when there is a present right to receive the grant, and it is probable that the entity will comply with the grant’s conditions. For grants related to assets, an entity can choose either the deferred income approach (recognize as deferred income and amortize to income) or the cost accumulation approach (reduce the carrying amount of the related asset). Grants related to income are recognized systematically over the periods when related costs are recognized. For public business entities, the amendments are effective for annual reporting periods beginning after December 15, 2028, including interim periods within those annual periods. Early adoption is permitted. The Group is currently evaluating the potential impact of adopting ASU 2025-10 on its consolidated financial statements.

3.	Accounts Receivable, net

Accounts receivable, net is consisted of the following:

	December 31, 2024	December 31, 2025
	RMB	RMB
Up to three months	255,252	438,588
Three to six months	1,300	2,829
Six to twelve months	6,476	115
Above one year	824	1,588
Accounts receivable, gross:	263,852	443,120
Less: allowance for credit losses	(2,894)	(1,706)
Accounts receivable, net	260,958	441,414

The following table summarizes the movement of the Group’s allowance for current expected credit losses:

	For the year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Balance at the beginning of the year	(506)	(596)	(2,894)
Additions	(90)	(14,620)	(292)
Reversals	—	12,322	1,480
Balance at the end of the year	(596)	(2,894)	(1,706)

4.	Prepayments and Other Current Assets, net

The following is a summary of prepayments and other current assets, net:

	December 31, 2024	December 31, 2025
	RMB	RMB
Rental and other deposits	13,229	14,659
Prepaid for services	61,408	13,611
Deductible VAT input	175	1,692
Others	1,767	629
Total	76,579	30,591
Less: allowance for credit losses	(615)	(823)
Prepayments and other current assets, net	75,964	29,768

YUANBAO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

5.	Intangible Assets, net

The following is a summary of intangible assets, net:

	December 31, 2024	December 31, 2025
	RMB	RMB
Gross carrying amount
Insurance distribution and service-related licenses	57,330	59,065
Software and systems	1,840	6,775
Total intangible assets	59,170	65,840
Less: accumulated amortization	(1,121)	(1,287)
Intangible assets, net	58,049	64,553

Licenses for insurance distribution and services have indefinite useful life. Amortization expenses were RMB0.4 million, RMB0.2 million and RMB0.7 million for the years ended December 31, 2023, 2024 and 2025, respectively. No impairment charge was recognized for any of the years presented.

As of December 31, 2025, intangible assets amortization expense for future years is expected to be as follows:

Amortization expense of intangible assets
RMB
2026	1,919
2027	1,919
2028	1,311
2029	95
2030	95
Thereafter	149
Total	5,488

6.	Leases

The Group’s operating leases mainly related to offices facilities. As of December 31, 2024 and December 31, 2025, the Group recognized the following items related to operating leases on its consolidated balance sheet:

	December 31, 2024	December 31, 2025
	RMB	RMB
Operating lease right-of use assets	19,335	8,566

Current operating lease liabilities	(13,447)	(7,077)
Non-current operating lease liabilities	(5,714)	(846)
Total operating lease liabilities	(19,161)	(7,923)

	For the Year Ended December 31,
	2023	2024	2025
Weighted average remaining lease term	2.5 years	1.4 years	0.8 years
Weighted average discount rate	3.96%	3.91%	3.66%

The Group’s lease payments for office facilities include fixed rental payments and do not consist of any variable lease payments that depend on an index or a rate. As of December 31, 2025, there was no leases that have not yet commenced.

YUANBAO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

6.	Leases (Continued)

The components of lease cost for the years ended December 31, 2023, 2024 and 2025 were as follows:

	For the year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Operating lease expenses	14,125	12,837	13,849
Short term lease expenses	68	46	1,484
Total lease expenses	14,193	12,883	15,333

Supplemental cash flow information related to leases for the years ended December 31, 2023, 2024 and 2025 were as follows:

	For the year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Cash paid for operating leases included in the measurement of lease liabilities	13,537	13,383	14,066
Right-of-use assets obtained in exchange for lease liabilities	44,792	1,894	2,985

Maturities of lease liabilities under the Group’s non-cancellable operating leases as of December 31, 2025:

December 31, 2025
RMB
Year ended December 31
2026	7,227
2027	853
Total remaining undiscounted lease payments	8,080
Less: Interest	(157)
Total present value of lease liabilities	7,923
Less: Current operating lease liabilities	(7,077)
Non-current operating lease liabilities	846

7.	Other Non-current Assets, net

The following is a summary of other non-current assets, net:

	December 31, 2024	December 31, 2025
	RMB	RMB
Interest-free loans to staff (i)	15,413	16,073
Less: allowance for credit losses	(489)	(466)
Interest-free loans to staff, net	14,924	15,607

Prepaid staff compensation (ii)	2,687	2,027
Prepayments for assets acquisition (Note 21)	—	6,900
Others	—	262
Total other non-current assets, net	17,611	24,796
(i)	Amount represents the present value of interest-free loans with a principal amount of RMB18.1 million, which was drawn down in December 2023. The principal will be due upon maturity of 5 years.
(ii)	Prepaid staff compensation represents the interest free discount related to the above interest-free loans to staff.

YUANBAO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

8.	Taxation
a)	Income taxes

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends by the Company in the Cayman Islands to its shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong, China

In accordance with Hong Kong Inland Revenue Ordinance, the subsidiaries incorporated in Hong Kong are subject to profits tax at the rate of 8.25% on assessable profits up to HK$2 million, and 16.5% on any part of assessable profits over HK$2 million.

Chinese mainland

Under the Enterprise Income Tax (“EIT”) Law of the PRC (the “EIT Law”), the standard enterprise income tax rate for domestic enterprises and foreign invested enterprises is 25%. In addition, the EIT Law provides for, among others, a preferential tax rate of 15% for enterprises qualified as High and New Technology Enterprises (“HNTE”). Further, certain subsidiaries were recognized as Software Enterprises (“SE”) and thereby entitled to full exemption from EIT for two years beginning from their first profitable calendar year and a 50% reduction for the subsequent three calendar years.

The Company’s Chinese subsidiaries, VIE and subsidiaries of VIE are subject to an income tax of 25%, except for Yuanbao Shuke and Yuanbao Kechuang. Both Yuanbao Shuke and Yuanbao Kechuang were recognized as HNTEs and were eligible for a preferential tax rate of 15% starting from 2022 to 2027. This status is subject to annual evaluation and a requirement that they reapply for HNTE status every three years.

In addition, Yuanbao Kechuang was also granted the SE status in 2024 and 2025 and is expected to be entitled to an income tax exemption for 2025, which is its second profitable taxation year. The tax exemption is subject to review by the relevant tax authorities during Yuanbao Kechuang’s 2025 annual tax filing. As the SE status is subject to review and approval by the relevant authorities every year, the preferential income tax of the SE status each year would be accounted for when the approval is received for the year or the grant of the SE status is more-likely-than-not.

Valuation allowance is provided against deferred tax assets when the Group determines that it is more-likely-than-not that the deferred tax assets will not be utilized in the future. The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will be more-likely-than-not realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses and forecasts of future profitability. These assumptions require significant judgment and the forecasts of future taxable income are consistent with the plans and estimates the Group is using to manage the underlying businesses.

YUANBAO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

8.Taxation (Continued)

a)	Income taxes (Continued)

The current and deferred portions of income tax expense included in the consolidated statements of comprehensive income during the years ended December 31, 2023, 2024 and 2025 are as follows:

	For the year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Current income tax expense	269	828	4,044
Deferred income tax expense	22	24,740	97,127
Income tax expense	291	25,568	101,171

Reconciliation between the income tax expense computed by applying the Enterprise Income Tax (“EIT”) rate to income before income taxes and actual provision were as follows:

	For the year ended December 31, 2025
	RMB	%

Income tax expenses at PRC statutory income tax rate-25% (i)	352,178	25.0%
Foreign tax effects	3,111	0.2%
Nontaxable or nondeductible items:	(377,892)	(26.8)%
-Preferential income tax rate	(377,941)	(26.8)%
-Additional deduction for research and development expenses	(2,240)	(0.2)%
-Share-based payment awards	1,004	0.1%
-Others	1,285	0.1%
Changes in valuation allowances	(6,226)	(0.4)%
Withholding income tax	130,000	9.2%
Income tax expense	101,171	7.2%
(i)	The PRC statutory income tax rate is used for the reconciliation as the majority of the Group’s operations are based in the PRC.

	For the year ended December 31,
	2023	2024
	RMB	RMB
Income before income tax	205,477	891,414

Tax expense at EIT tax rate of 25%	51,369	222,854
Effect of different tax rates applicable to different subsidiaries of the Group	(12,845)	(243,520)
Effect of additional deduction for qualified research and development expenses	(16,323)	(6,075)
Effect on deferred tax assets due to change in tax rates(ii)	—	64,030
Non-deductible expenses	5,891	1,539
Changes in valuation allowance	(27,801)	(13,260)
Income tax expense	291	25,568
(ii)

Yuanbao Kechuang was granted Software Enterprise status in 2024, entitling it to income tax exemption for the year ended December 31, 2024. This status is subject to annual review and approval by the relevant authorities. Consequently, the income tax rates for Yuanbao Kechuang for the years ended December 31, 2023, 2024, and 2025 were 15%, 0%, and 0%, respectively. This change in tax rates resulted in an “effect on deferred tax assets due to change in tax rates” for the year ended December 31, 2024.

YUANBAO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

8.Taxation (Continued)

a)	Income taxes (Continued)

The significant components of deferred taxes are as follows:

	December 31, 2024	December 31, 2025
	RMB	RMB
Deferred tax assets
Advertising expenses (iii)	2,707	4,337
Accumulated losses carryforward	27,654	32,052
Operating lease liabilities	3,487	899
Book/tax basis differences in revenue	18,377	29,370
Others	4,417	9,279
Less: valuation allowance	(44,087)	(38,169)
Deferred tax assets before offset	12,555	37,768
Offset by deferred tax liabilities	(5,619)	(4,431)
Net deferred tax assets	6,936	33,337

Deferred tax liabilities
Accrued interest and fair value change	460	2,672
Operating lease right-of-use assets	3,079	1,016
Book/tax basis differences in revenue	33,777	25,968
Acquired intangible assets	14,333	14,476
Withholding tax	—	130,000
Deferred tax liabilities before offset	51,649	174,132
Offset by deferred tax assets	(5,619)	(4,431)
Net deferred tax liabilities	46,030	169,701
(iii)

The pre-tax deduction limitation for advertising expense is 15% of revenue every year. The Group can carryforward any unclaimed advertising expense to the future years and there is no limitation for the use in future years.

Movement of valuation allowance:

	For the year ended December 31,
	2024	2025
	RMB	RMB
Balance at the beginning of the year	57,347	44,087
Additions	34,467	8,462
Reversals	(47,727)	(14,380)
Balance at the end of the year	44,087	38,169

As of December 31, 2024 and 2025, the Group had accumulated losses carryforward in the PRC entities of approximately RMB117.6 million and RMB126.6 million, respectively. These accumulated losses can be carried forward for five years to offset future taxable income and the period was extended to ten years for entities qualified as HNTE in 2022 and thereafter. As of December 31, 2025, the accumulated losses carryforward will expire during the period from 2026 to 2030.

YUANBAO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

8.	Taxation (Continued)
b)	Withholding income tax

The EIT Law also imposes a withholding income tax of 10% on dividends distributed by a foreign-invested entity (“FIE”) to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where the Company incorporated, does not have such tax treaty with China. According to the arrangement between Chinese mainland and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by a FIE in China to its immediate holding company in Hong Kong will be subject to withholding tax at a rate that may be lowered to 5% (if the foreign investor owns directly at least 25% of the shares of the FIE). The State Administration of Taxation (“SAT”) further promulgated the Notice on How to Understand and Identify the “Beneficial Owner” in Tax Treaties (the “Circular 601”) on October 27, 2009, which provides that tax treaty benefits will be denied to “conduit” or shell companies without business substance and that a beneficial ownership analysis will be used based on a “substance-over-form” principle to determine whether or not to grant the tax treaty benefits. Further, the SAT promulgated the Notice on Issues Related to the “Beneficial Owner” in Tax Treaties in February 2018, which replaced the Circular 601 and requires the “beneficial owner” to have ownership and the right to dispose of the income or the rights and properties giving rise to the income and generally engage in substantive business activities and sets forth certain detailed factors in determining the “beneficial owner” status.

Before 2025, the Group did not record any dividend withholding tax on the retained earnings of its FIEs in the Chinese mainland, as the Group intended to reinvest all earnings in the Chinese mainland to further expand its business in the Chinese mainland, and its FIEs did not intend to declare dividends on the retained earnings to their immediate foreign holding companies.

In 2025, the Group accrued RMB130.0 million withholding tax expenses associated with its earnings of 2025 expected to be distributed from its FIEs in the Chinese mainland to its overseas entities. The related deferred tax liabilities as of December 31, 2025 were provided on the assumption that substantially all of the distributable earnings of PRC subsidiaries will be distributed as dividends, except for those undistributed earnings that the Group intends to invest indefinitely in the PRC which amounted to RMB521.9 million.

9.	Taxes Payable

The Group’s subsidiaries, the VIE and subsidiaries of the VIE incorporated in China are subject to 6% VAT for services rendered, and all related taxes were paid in Chinese mainland.

The following is a summary of taxes payable as of December 31, 2024 and 2025:

	December 31, 2024	December 31, 2025
	RMB	RMB
VAT payables	19,438	19,896
Withheld individual income tax payables	30,521	17,613
Others	1,400	5,766
Total	51,359	43,275

YUANBAO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

10.	Accrued Expenses and Other Current Liabilities

The following is a summary of accrued expenses and other current liabilities as of December 31, 2024 and 2025:

	December 31, 2024	December 31, 2025
	RMB	RMB
Insurance premium payables(i)	346,403	405,154
Marketing and promotion expenses payable	153,073	258,393
Refund liabilities	51,159	77,878
Accrued other service fees and others	12,867	21,251
Security deposits	8,800	9,000
Professional service fees	14,688	5,740
Total	586,990	777,416
(i)

Amounts represent insurance premiums collected by the Group on behalf of insurance carriers which are also presented as cash and cash equivalents in the consolidated balance sheets. Such amounts are generally paid to insurance carriers in the following month.

11.	Ordinary Shares

Upon the consummation of the IPO in April 2025, pursuant to the amended and restated Articles of Association effective on May 1, 2025, the authorized share capital of the Company is US$50,000 divided into 500,000,000 shares comprising (i) 300,000,000 Class A Ordinary Shares of a par value of US$0.0001 each, (ii) 100,000,000 Class B Ordinary Shares of a par value of US$0.0001 each, and (iii) 100,000,000 shares of a par value of US$0.0001 each of such class or classes (however designated) as the board of directors may determine in accordance with the Articles. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote per share, while each Class B ordinary share is entitled to 20 votes per share. Holders of Class A and Class B ordinary shares will vote together as one class on all matters that require a shareholders’ vote. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while each Class A ordinary share is not convertible into Class B ordinary shares under any circumstance.

In April 2025, the Company completed its initial public offering and issued 2,000,000 ADSs (representing 12,000,000 Class A ordinary shares). The net proceeds raised from initial public offering were US$ 27,450,000 net of issuance cost of US$ 2,550,000. Concurrently with, and subject to, the completion of the offering, the Company issued 400,000 Class A ordinary shares to certain of its existing shareholders, namely Qiming Venture Partners VII, L.P. and Qiming VII Strategic Investors Fund, L.P. (collectively, “Qiming Entities”). The proceeds raised from concurrent private placements were US$ 1,000,000.

Upon the completion of initial public offering, 151,086,581 preferred shares were converted and re-designated on a one-for-one basis as Class A ordinary shares, and 106,994,625 ordinary shares outstanding then were designated to 24,862,125 Class A ordinary shares and 82,132,500 Class B ordinary shares, respectively.

As of December 31, 2025, the Company has 194,348,706 Class A ordinary shares and 82,132,500 Class B ordinary shares issued and outstanding.

YUANBAO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

12.	Preferred Shares

Since March 2020, the Group have raised approximately US$152.5 million in equity financing from a group of investors:

Series Seed financing

In March 2020, the Group raised US$4.0 million from the issuance of Series Seed preferred shares of the Group to Hike Capital L.P.

Series Angel financing

In March 2020, the Group raised an aggregate of US$5.0 million from the issuance of Series Angel preferred shares of the Group to Northern Light Venture Capital and Hike Capital L.P.

Series B financing

In September 2020, the Group raised an aggregate of US$30.0 million from the issuance of Series B preferred shares of the Group to Qiming VII Strategic Investors Fund, L.P., Qiming Venture Partners VII, L.P., SIG Global China Fund I, LLLP, Deep Mind Holdings Limited, Hike Capital L.P. and Northern Light Venture Capital V, Ltd.

Series C1 financing

In March 2021, the Group raised an aggregate of US$80.0 million from the issuance of Series C1 preferred shares of the Group to SIG Global China Fund I, LLLP, Quadrant Ventures Limited, Geometry Ventures Limited, Hike Capital III L.P., Qiming Venture Partners VII, L.P., Qiming VII Strategic Investors Fund, L.P., Northern Light Venture Capital V, Ltd, Sino- French (Innovation) Fund II and Deep Mind Holdings Limited.

Series C2 financing

In April 2021, the Group raised an aggregate of US$33.5 million from the issuance of Series C2 preferred shares of the Group to Franchise Fund LP and SIG Global China Fund I, LLLP.

Series Seed, Angel, B, C1 and C2 convertible redeemable preferred shares are collectively referred to as the “Preferred Shares”.

The key terms of the Preferred Shares were as follows:

Conversion rights

The Series Seed, Angel, B, C1 and C2 preferred shares were convertible, at the option of the holders, at any time after the original issue date of the relevant series of preferred shares into such number of fully paid and non-assessable ordinary shares. Each preferred share shall automatically be converted into ordinary shares at the then effective conversion price upon the closing of a Qualified Initial Public Offering (“QIPO”), which meant to be the Company been registered under the applicable securities laws with a pre-offering valuation of at least US$1,500.0 million and gross proceeds to the Company in excess of US$150.0 million. In September 2024, all holders of these preferred shares agreed and confirmed that, an initial public offering of the Company registered under the United States Securities Act of 1933, as amended, shall be deemed to be a “QIPO” for any and all purposes, regardless of the offering proceeds or pre-money valuation of the Company.

YUANBAO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

12.	Preferred Shares (Continued)

Redemption rights

At the option of a holder of the preferred shares any time on or after the earliest of: (i) Company’s failure to consummate a QIPO by the respective Redemption Start Date (refer to the end of the paragraph for details) for each series of preferred shares; (ii) material breach of representations, warranties, covenants or other obligations by the relevant party under the Transaction Documents; (iii) cessation employment of Mr. Fang Rui by the Group Companies or (iv) the occurrence of any material adverse change in the regulatory environment which causes the Control Documents (has the meaning ascribed in each share purchase agreements) and the VIE Structure contemplated under the Control Documents to be invalid under the applicable laws, and no substituted scheme has been presented and approved by the Preferred Majority (means the holders representing more than two thirds of the Preferred Shares then outstanding, voting as a single class) within three months after such invalidation, the Company shall redeem all or any part of the outstanding preferred shares held by the requesting holder as elected by such holder out of funds legally available therefor including capital, at the redemption price. Prior to the issuance of Series C1 in March 2021, the “Redemption Start Date” of the Preferred Shares were September 30, 2025. Upon the issuance of Series C1, the “Redemption Start Date” for all then Preferred Shares were modified to be March 19, 2026, and upon the issuance of Series C2, the “Redemption Start Date” for all then Preferred Shares were further modified to be April 13, 2026.

The redemption price of the respective Preferred Shares shall be equal to the highest of: (i) an amount equal to: preferred shares issue price*(1+8%*N), N = a fraction, the numerator of which is the number of calendar days between the original issue date and the date on which the redemption price with respect to the preferred shares is paid and the denominator of which is 365, plus all declared but unpaid dividends on the Series B preferred shares required to be redeemed up to the date of redemption, proportionally adjusted for share subdivisions, share dividends, reorganizations, reclassifications, consolidations or mergers; or (ii) one hundred and twenty percent (120%) of the original investment amount, plus all declared but unpaid dividends; or (iii) the fair market value of the preferred shares determined by an independent appraiser selected jointly by the Company, Rui Fang, Shuli Sun, Ying Li, Bo Wang, and the holders of a majority of redeeming Preferred Shares.

Dividend rights

Each holders of the Preferred Shares shall be entitled to receive noncumulative preferential dividends in an amount equal to eight percent of their respective issue price (as adjusted for any share splits, share dividends, combinations, recapitalizations and similar transactions) per annum, prior to the distribution of dividends ratably among the holders of ordinary shares and Preferred Shares in proportion to the number of outstanding ordinary shares held by them (calculated on an as-converted basis).

No dividends or other distributions shall be made or declared, whether in cash, in property, or in any other shares of the Group, unless and until dividends have been paid in full on the Preferred Shares.

Liquidation rights

Upon any liquidation, dissolution or winding up of the Company and/or any Group Company, either voluntary or involuntary, distributions to shareholders of the Company shall be made in the seniority of Series C2, C1, B, Angel, Seed and ordinary shares. After setting aside or paying in full of the preference amount (as agreed at end of this paragraph) of each series of Preferred Shares, the remaining assets and funds of the Company available for distribution to members, if any, shall be distributed ratably among all the holders of outstanding ordinary shares and all the holders of outstanding Preferred Shares in proportion to the number of outstanding ordinary shares held by them (with outstanding Preferred Shares treated on an as-if-converted basis). The preference amount of each Series of Preferred Shares is the amount equal to the higher of the followings: (i) one hundred and twenty percent of the issue price (as adjusted for any share splits, share dividends, combinations, recapitalizations and similar transactions) of relevant Preferred Shares, plus all dividends declared and unpaid with respect thereto per share then held by such holder, (ii) one hundred percent of the issue price (as adjusted for any share splits, share dividends, combinations, recapitalizations and similar transactions) and the interests at a simple rate of eight percent of relevant Preferred Shares issue price per annum, plus all dividends declared and unpaid with respect thereto per share then held by such holder.

YUANBAO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

12.	Preferred Shares (Continued)

Voting rights

Each Preferred Share confers the right to receive notice of, attend and vote at any general meeting of members.

Accounting of Preferred Shares

The Group classified the Preferred Shares in the mezzanine equity of the consolidated balance sheets. In addition, the Group records accretion on the Preferred Shares to the redemption value from the issuance dates to the earliest redemption dates. Each issuance of the Preferred Shares was recognized at the respective issue price at the date of issuance net of issuance costs.

The Group’s preferred shares activities for the years ended December 31, 2023, 2024 and 2025 are summarized below:

	Series Seed		Series Angel		Series B		Series C1		Series C2
	Preferred Shares		Preferred Shares		Preferred Shares		Preferred Shares		Preferred Shares		Mezzanine Equity
											Total
	Number of		Number of		Number of		Number of		Number of		Number of
	shares	Amount	shares	Amount	shares	Amount	shares	Amount	shares	Amount	shares	Amount
		(RMB)		(RMB)		(RMB)		(RMB)		(RMB)		(RMB)
Balance as of January 1,2023	30,769,231	430,851	21,978,022	312,510	45,315,510	685,325	37,373,616	726,861	15,650,202	299,345	151,086,581	2,454,892
Accretion to Preferred Shares redemption value	—	132,237	—	93,603	—	182,631	—	89,269	—	38,319	—	536,059
Balance as of December 31, 2023	30,769,231	563,088	21,978,022	406,113	45,315,510	867,956	37,373,616	816,130	15,650,202	337,664	151,086,581	2,990,951
Accretion to Preferred Shares redemption value	—	128,963	—	89,808	—	160,932	—	35,232	—	14,996	—	429,931
Balance as of December 31, 2024	30,769,231	692,051	21,978,022	495,921	45,315,510	1,028,888	37,373,616	851,362	15,650,202	352,660	151,086,581	3,420,882
Accretion to Preferred Shares redemption value	—	(138,097)	—	(100,240)	—	(213,050)	—	(178,506)	—	(70,902)	—	(700,795)
Converted into ordinary shares(i)	(30,769,231)	(553,954)	(21,978,022)	(395,681)	(45,315,510)	(815,838)	(37,373,616)	(672,856)	(15,650,202)	(281,758)	(151,086,581)	(2,720,087)
Balance as of December 31, 2025	—	—	—	—	—	—	—	—	—	—	—	—
(i)	Upon the completion of the IPO in April 2025, all of issued and outstanding Preferred Shares automatically converted and re-designated on a one-for-one basis as Class A ordinary shares.

13.	Employee Benefits

The Company’s subsidiaries, the VIE and subsidiaries of the VIE incorporated in Chinese mainland participate in a government-mandated multi-employer defined contribution plan under which certain retirement, medical, housing and other welfare benefits are provided to employees. Chinese labor regulations require the Company’s Chinese subsidiaries, the VIE and subsidiaries of the VIE to pay to the local labor bureau a monthly contribution at a stated contribution rate based on the monthly basic compensation of qualified employees. The relevant local labor bureau is responsible for meeting all retirement benefit obligations; hence, the Group has no further commitments beyond its monthly contribution. The total amounts of such employee benefit expenses, which were expensed as incurred, were approximately RMB43.8 million, RMB56.0 million and RMB75.5 million for the years ended December 31, 2023, 2024 and 2025, respectively.

YUANBAO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

14.	Share-based Compensation
(a)	Share options and Restricted share units

In July 2020, the Group permitted the grant of options of the Company to employee or any other individual who provides services to the Group (the “2020 Share Option Plan”). In September 2024, the Group permitted to adopt the 2024 Equity Incentive Plan (the “2024 Equity Incentive Plan”), effective upon the SEC’s declaration of effectiveness of the Company’s registration statement on Form F-1, which is April 29, 2025. Under the 2020 Share Option Plan and 2024 Equity Incentive Plan, it is authorized to grant options and other types of awards as determined by the plan administrator. Option and other types of awards are granted with exercise price determined by the Board of Directors. Options and RSUs granted and outstanding generally vest over a period of four years.

2020 Share Option Plan

The Group uses binomial option pricing model to determine fair value of the option awards. The estimated fair value of each option granted is estimated on the date of grant with the following assumptions:

	For the year ended December 31,
	2023	2024	2025
Risk-free interest rate	4.1%~4.3%	4.0%~4.4%	4.4%
Expected volatility	49.7%~50.0%	50.0%~58.5%	60.0%
Expected dividends yields	—	—	—
Expected term (years)	10	10	10
Discount for lack of marketability (“DLOM”)	12.5%~13.8%	7.3%~9.5%	—

The expected volatility at the grant date and each option valuation date was estimated based on the annualized standard deviation of the daily return embedded in historical share prices of comparable peer companies with a time horizon close to the expected expiry of the term of the options. The weighted average volatility is the expected volatility at the grant date weighted by number of options. The Company has never declared or paid any cash dividends on its capital stock, and the Group does not anticipate any dividend payments in the foreseeable future. The contractual term is the contract life of the options. The Group estimated the risk-free interest rate based on the market yield of US Government Bonds with maturities of ten years as of the valuation date.

YUANBAO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

14.	Share-based Compensation (Continued)
(a)	Share options and Restricted share units (Continued)

2020 Share Option Plan (Continued)

The following table presents a summary of the Company’s share options activities for the years ended December 31, 2023, 2024 and 2025.

		Weighted	Weighted	Weighted
		Average	Average	Average	Aggregated
	Number of	Exercise	Remaining	Grant-date	intrinsic
	Options	Price	Contractual life	Fair Value	value
		US$		US$	RMB
Outstanding on January 1, 2023	20,554,900	0.11	8.09	0.49	283,331
Granted	2,984,900	0.28		2.14
Exercised	(6,994,625)	0.36		0.40
Forfeited	(1,610,200)	0.20		1.29
Outstanding on December 31, 2023	14,934,975	0.14	6.95	0.76	271,425
Vested and exercisable on December 31, 2023	2,896,945	0.10	6.44	0.39

Outstanding on January 1, 2024	14,934,975	0.14	6.95	0.76	271,425
Granted	8,517,000	0.32		2.65
Forfeited	(985,700)	0.25		1.84
Outstanding on December 31, 2024	22,466,275	0.20	7.51	1.43	501,656
Vested and exercisable on December 31, 2024	10,098,860	0.11	6.11	0.49

Outstanding on January 1, 2025	22,466,275	0.20	7.51	1.43	501,656
Granted	2,409,800	0.40		2.18
Exercised	(361,212)	0.17		1.07
Forfeited	(958,250)	0.29		2.25
Outstanding on December 31, 2025	23,556,613	0.22	6.74	1.48	543,708
Vested and exercisable at December 31, 2025	13,982,607	0.14	5.58	0.82

As of December 31, 2024 and 2025, total unrecognized compensation expenses related to unvested awards granted under the 2020 Incentive Plan were RMB130.6 million and RMB80.9 million respectively. During the years ended December 31, 2023, 2024 and 2025, the Group recorded share-based compensation expense of RMB27.5 million, RMB61.7 million and RMB70.2 million, respectively, related to the above share options.

YUANBAO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

14.	Share-based Compensation (Continued)
(a)	Share options and Restricted share units (Continued)

2024 Equity Incentive Plan

A summary of the changes in the RSUs relating to ordinary shares granted by the company under the 2024 Equity Incentive Plan during the years ended December 31, 2025.

		Weighted-average
	Number of RSUs	grant date fair value
		US$
Awarded and unvested as of January 1, 2025	—	—
Granted	2,798,862	3.34
Vested	(19,614)	4.34
Awarded and unvested as of December 31, 2025	2,779,248	3.34

As of December 31, 2025, the unrecognized compensation expense related to RSU granted under the 2024 Equity Incentive Plan was RMB61.6 million. During the year ended December 31, 2025, the Group recorded share-based compensation expense of RMB4.1 million related to the above RSUs.

(b)	Restricted share owned by the Founders

In accordance with the restricted share agreements dated as of March 27, 2020 (the “Restriction Commencement Date”), all ordinary shares ultimately owned by the Company’s founders (the “Restricted Shareholders”) became subject to four-year vesting schedule, which shall vest annually in equal installments over the next four years after the Restriction Commencement Date, provided that the Restricted Shareholders remain a full-time employee of the Group as of the date of such vesting. Any and all of unvested restricted shares shall become vested upon the earlier to (i) occur of liquidation events or deemed liquidation events as defined in the Amended and Restated Memorandum and Articles of Association of the Company (the “Restated M&A”), and the founders’ employment with the Group is terminated by the Group, or (ii) the closing of the QIPO as defined in the Restated M&A. The Company accounted for this arrangement similar to grant of restricted stock awards subject to service vesting conditions on the Restriction Commencement Date, though these founders’ shares are legally outstanding. Accordingly, compensation cost was measured based on the fair value of the ordinary shares at the Restriction Commencement Date and is recognized over the requisite service period.

The Group determined that the unvested Restricted Shareholders’ shares are participating securities as they have nonforfeitable rights to receive dividends but do not have a contractual obligation to fund or otherwise absorb the Group’s losses. The weighted-average grant date fair value of the restricted shares is US$0.05 per share.

YUANBAO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

14.	Share-based Compensation (Continued)
(b)	Restricted share owned by the Founders (Continued)

As of December 31, 2024, all restricted shares owned by the Founders had been vested, related share-based compensation expense was RMB9.7 million and RMB2.3 million during the years ended December 31, 2023 and 2024. The following table presents a summary of the Company’s activities of restricted shares owned by the founders in the years ended December 31, 2023, 2024:

Number of Shares
Unvested on January 1, 2023	50,000,000
Granted	—
Vested	(25,000,000)
Unvested on December 31, 2023	25,000,000

Unvested on January 1, 2024	25,000,000
Granted	—
Vested	(25,000,000)
Unvested on December 31, 2024	—

(c)	Share-based compensation cost

Share-based compensation recognized in operating expenses for the years ended December 31, 2023, 2024 and 2025 were as follows:

	For the year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Operations and support	—	29	39
Selling and marketing expenses	1,779	14,222	13,520
General and administrative expenses	29,719	34,404	37,674
Research and development expenses	5,612	15,362	23,086
Total	37,110	64,017	74,319

YUANBAO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

15.	Net (Loss)/Income Per Share

Basic and diluted net income per share have been calculated in accordance with ASC 260 on computation of net income per share for the years ended December 31, 2023, 2024 and 2025 as follows:

	For the year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Numerator:
Net (loss)/income from continuing operations attributable to ordinary shareholders of the Company for computing net (loss)/income per ordinary share - basic	(330,873)	435,915	2,008,335
Reversal of accretion upon assumed conversion of preferred shares	—	429,931	(700,795)
Net (loss)/income from continuing operations attributable to ordinary shareholders of the Company for computing net (loss)/income per ordinary share - diluted	(330,873)	865,846	1,307,540
Net (loss)/income from continuing operations attributable to ordinary shareholders of the Company	(330,873)	435,915	2,008,335
Net loss from discontinued operations attributable to ordinary shareholders of the Company	(2,069)	—	—
Net (loss)/income attributable to ordinary shareholders of the Company for computing net (loss)/income per ordinary share - basic	(332,942)	435,915	2,008,335
Reversal of accretion to preferred shares redemption value upon assumed conversion of preferred shares	—	429,931	(700,795)
Net (loss)/income attributable to ordinary shareholders of the Company for computing net (loss)/income per ordinary share - diluted	(332,942)	865,846	1,307,540

Denominator:
Weighted average number of ordinary shares outstanding, basic	70,710,325	100,343,557	216,250,148
Dilutive effect of share options	—	13,571,872	18,643,093
Dilutive effect of restricted shares	—	6,312,426	1,336,873
Dilutive effect of preferred shares	—	151,086,581	49,672,300
Weighted average number of ordinary shares outstanding, diluted	70,710,325	271,314,436	285,902,414
Net (loss)/income per share from continuing operations attributable to ordinary shareholders of the Company, basic	(4.68)	4.34	9.29
Net loss per share from discontinued operations attributable to ordinary shareholders of the Company, basic	(0.03)	—	—
Net (loss)/income per share, basic	(4.71)	4.34	9.29

Net (loss)/income per share from continuing operations attributable to ordinary shareholders of the Company, diluted	(4.68)	3.19	4.57
Net loss per share from discontinued operations attributable to ordinary shareholders of the Company, diluted	(0.03)	—	—
Net (loss)/income per share, diluted	(4.71)	3.19	4.57

Share options, restricted shares and preferred shares are considered as potential dilutive shares throughout the reporting periods. Due to the Group’s negative financial results for the year ended December 31, 2023, the potential dilutive shares have anti-dilutive effect on loss per share if they were converted to ordinary shares, thus the diluted loss per share for the year ended December 31, 2023 was equivalent to the basic loss per share.

YUANBAO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

16.	Commitments and Contingencies

Contingencies

The Group is not currently a party to any pending material litigation or other legal proceeding or claims.

The Company is incorporated in the Cayman Islands and is considered as a foreign entity under PRC laws. The Company conducts its businesses partly through the VIE. The VIE holds the licenses and approvals that are essential for the Company’s business operations. In the opinion of the Company’s PRC legal counsel, the current ownership structures and the contractual arrangements with the VIE and the VIE’s shareholders as well as the operations of the VIE are in compliance with all existing PRC laws, rules and regulations. However, there may be changes and other developments in PRC laws and regulations. Accordingly, the Company cannot be assured that PRC government authorities will not take a view in the future contrary to the opinion of the Company’s PRC legal counsel. If the current ownership structures of the Company and its contractual arrangements with the VIE were found to be in violation of any existing or future PRC laws or regulations, the Company may be required to restructure its ownership structure and operations in China to comply with amendments from time to time and new PRC laws and regulations.

17.Related party transactions

In 2025, the Group purchased software copyrights and data labeling services with a total cost of RMB12.7 million from related parties, which was settled in 2025.

18.	Segment Information

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision-making group, in deciding how to allocate resources and in assessing performance. The Group concluded that the Group’s CODM is Mr. Fang, Chairman of the Board of Directors and CEO.

The CODM uses consolidated net income in deciding whether to reinvest profits into certain parts of the business or return a portion of such profits to shareholders. The measure of segment assets is reported on the consolidated balance sheet as total assets, although the CODM does not evaluate asset information for purposes of allocating resources or evaluating performance.

The following represents the selected financial information regularly reviewed by the CODM to assess performance of the Group for the years ended December 31, 2023, 2024 and 2025:

	For the year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Revenue	2,045,152	3,284,525	4,373,153
Less:
Marketing and promotional expenses	(1,424,629)	(1,743,121)	(2,158,833)
Labor cost - Selling and marketing expenses	(37,144)	(46,787)	(58,326)
Labor cost - Operations and support expenses	(77,887)	(93,551)	(110,920)
Labor cost - Research and development expenses	(121,868)	(219,013)	(334,194)
Labor cost - General and administrative expenses	(98,122)	(193,488)	(221,894)
Other segment items (i)	(80,316)	(122,719)	(181,446)

Consolidated net income from continuing operations	205,186	865,846	1,307,540
(i)	Includes channel fee, cloud service and bandwidth costs, utility fees, and other expenses.

YUANBAO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

18.	Segment Information (Continued)

Key revenues streams are as below:

	For the year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Insurance distribution services	711,849	1,081,291	1,446,843
Short-term insurance	681,972	1,064,059	1,440,894
- Medical insurance	504,178	776,424	1,018,798
- Critical illness insurance	164,274	256,436	397,451
- Others	13,520	31,199	24,645
Long-term insurance	29,877	17,232	5,949
- Life insurance and others	29,877	17,232	5,949

System services (i)	1,320,816	2,194,189	2,922,724
- Marketing and related analytics services	1,256,576	2,138,826	2,512,403
- Post-sale support services	59,766	55,046	408,953
- Other system services	4,474	317	1,368

Others	12,487	9,045	3,586
Total	2,045,152	3,284,525	4,373,153
(i)

Due to the expansion of system service offerings, system services are classified into three categories: marketing and related analytics services, post-sale support services and other system services. Prior period amounts have been reclassified to conform to the current period presentation.

All revenues are derived from Chinese mainland based on the geographical locations where services are provided to customers. In addition, the Group’s long-lived assets are substantially all located in Chinese mainland. Therefore, no geographical segments are presented.

YUANBAO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

19.	Fair Value Measurement

The Group’s financial instruments consist primarily of cash and cash equivalents, time deposits, restricted cash, short-term investments, accounts receivable, deposits (included in “Prepayments and other current assets”), amounts due from related parties, long-term bank deposits, loans to staff (included in the “Other non-current assets, net”), accounts payable, other payables (included in “Accrued expenses and other current liabilities”) and amounts due to related parties.

Recurring

The following tables set forth, by level within the fair value hierarchy, financial assets measured at fair value as of December 31, 2024 and 2025. As required by ASC Topic 820, financial assets and financial liabilities are classified in their entirety based on the lowest level of input that is significant to the respective fair value measurement.

	As of December 31, 2024
	Level 1	Level 2	Level 3	Total
	RMB	RMB	RMB	RMB
Short-term investments	—	336,217	—	336,217
Total	—	336,217	—	336,217

	As of December 31, 2025
	Level 1	Level 2	Level 3	Total
	RMB	RMB	RMB	RMB
Short-term investments	—	2,829,462	—	2,829,462
Total	—	2,829,462	—	2,829,462

The Group’s other financial instruments, including cash and cash equivalents, restricted cash, time deposits, accounts receivable, deposits (included in “Prepayments and other current assets”), amounts due from related parties, accounts payable and other payables (included in “Accrued expenses and other current liabilities”) are not measured at fair value in the consolidated balance sheets. Their carrying values approximated fair value due to their short-term maturity. Loans to staff (included in “Other non-current assets, net”) are measured at amortized cost. Their fair value was estimated by discounting the scheduled cash flows through to estimated maturity using estimated discount rates close to market interest rate and hence their carrying values approximated fair value.

Non-recurring

As of December 31, 2024 and 2025, the Group had no financial assets or financial liabilities that are measured at fair value at non-recurring basis. The Group’s non-financial assets, such as intangible assets, property and equipment, would be measured at fair value on non-recurring basis whenever events or changes in circumstances indicate that the carrying value may no longer be recoverable.

YUANBAO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

20.	Restricted Net Assets

Relevant PRC laws and regulations permit PRC companies to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Additionally, the Company’s PRC subsidiaries, the VIE and subsidiaries of the VIE can only distribute dividends upon approval of the shareholders after they have met the PRC requirements for appropriation to the general reserve fund and the statutory surplus fund respectively. The general reserve fund and the statutory surplus fund require that annual appropriations of 10% of net after-tax income should be set aside prior to payment of any dividends. As a result of these and other restrictions under PRC laws and regulations, the PRC subsidiaries, the VIE and subsidiaries of the VIE are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances, which restricted portion amounted to RMB1,022.3 million as of December 31, 2025. Even though the Company currently does not require any such dividends, loans or advances from the PRC subsidiaries, the VIE and subsidiaries of the VIE for working capital and other funding purposes, the Company may in the future require additional cash resources from its PRC subsidiaries, the VIE and subsidiaries of the VIE due to changes in business conditions, to fund future acquisitions and developments, or merely declare and pay dividends to or distributions to the Company’s shareholders.

21.	Subsequent Events

In January 2026, the Group entered into an agreement with the shareholder of Lechengshi Insurance Brokerage Co., Ltd. (“Lechengshi”) to acquire 100% of Lechengshi’s equity ownership for a total consideration of RMB51.6 million, of which RMB6.9 million was paid out in December 2025. Lechengshi holds an insurance brokerage license. Subsequent to the completion of this transaction, Lechengshi was renamed Fumin Insurance Brokerage Co., Ltd. (“Fumin”) in February 2026.

Before the acquisition, there was no operation or employee in the acquiree. The Company evaluated the acquisition of the purchased assets under ASC 805-Business Combination (ASC 805), and concluded that as substantially all of the fair value of the gross assets acquired is concentrated in an identifiable group of similar assets, the transaction did not meet the requirements to be accounted for as a business combination and therefore was accounted for as an asset acquisition and management recognized the insurance brokerage license as intangible asset with indefinite useful life.

22.	Parent Company Only Condensed Financial Information

The Company performed a test on the restricted net assets of subsidiaries and the VIE in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that the condensed financial information of the Company is required to be presented. The condensed financial information of the Company has been prepared in accordance with SEC Regulation S-X Rule 5-04 and Rule 12-04, using the same accounting policies as set out in the Group’s consolidated financial statements, except that the Company uses the equity method to account for investments in its subsidiaries and the VIE.

The subsidiaries did not pay any dividend to the Company for the years presented. Certain information and footnote disclosures generally included in financial statements prepared in accordance with U.S. GAAP have been condensed and omitted. The footnote disclosures contain supplemental information relating to the operations of the Company, as such, these statements are not the general- purpose financial statements of the reporting entity and should be read in conjunction with the notes to the consolidated financial statements of the Company.

The Company did not have significant capital and other commitments or guarantees as of December 31, 2024 and 2025.

YUANBAO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

22.	Parent Company Only Condensed Financial Information (Continued)

Balance sheet

	As of December 31,	As of December 31,
	2024	2025
	RMB	RMB
ASSETS
Current assets:
Cash and cash equivalents	274,478	175,993
Prepayments and other current assets, net	11,556	451
Amounts due from subsidiaries	18,101	310,097
Total current assets	304,135	486,541
Non-current assets:
Investment in subsidiaries and the VIE	1,571,061	2,971,039
Total non-current assets	1,571,061	2,971,039
TOTAL ASSETS	1,875,196	3,457,580
LIABILITIES
Current liabilities:
Accrued expenses and other current liabilities	16,227	5,780
Amounts due to subsidiaries	71,884	105,505
Total current liabilities	88,111	111,285
TOTAL LIABILITIES	88,111	111,285

MEZZANINE EQUITY:
Series Seed convertible redeemable preferred shares (US$0.0001 par value; 30,769,231 and nil shares authorized, issued and outstanding as of December 31, 2024 and 2025, respectively)	692,051	—
Series Angel convertible redeemable preferred shares (US$0.0001 par value; 21,978,022 and nil shares authorized, issued and outstanding as of December 31, 2024 and 2025, respectively)	495,921	—
Series B convertible redeemable preferred shares (US$0.0001 par value; 45,315,510 and nil shares authorized, issued and outstanding as of December 31, 2024 and 2025, respectively)	1,028,888	—
Series C-1 convertible redeemable preferred shares (US$0.0001 par value; 37,373,616 and nil shares authorized, issued and outstanding as of December 31, 2024 and 2025, respectively)	851,362	—
Series C-2 convertible redeemable preferred shares (US$0.0001 par value; 15,650,202 and nil shares authorized, issued and outstanding as of December 31, 2024 and 2025, respectively)	352,660	—
TOTAL MEZZANINE EQUITY:	3,420,882	—

Ordinary shares (US$0.0001 par value, 348,913,419 shares authorized, 106,994,625 shares issued and outstanding as of December 31, 2024)	71	—
Class A ordinary shares (US$0.0001 par value, nil and 300,000,000 shares authorized, nil and 194,348,706 shares issued and outstanding as of December 31, 2024 and 2025, respectively)	—	135
Class B ordinary shares (US$0.0001 par value, nil and 100,000,000 shares authorized, nil and 82,132,500 shares issued and outstanding as of December 31, 2024 and 2025, respectively)	—	55
Additional paid in capital	198,664	3,179,602
Accumulated deficit	(1,932,128)	(72,851)
Statutory reserves	80,975	230,033
Accumulated other comprehensive income	18,621	9,321
Total shareholders’ (deficit)/equity	(1,633,797)	3,346,295
Total liabilities, mezzanine equity and shareholders’ (deficit)/equity	1,875,196	3,457,580

YUANBAO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

22.	Parent Company Only Condensed Financial Information (Continued)

Statement of comprehensive income

	For the year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
General and administrative expenses	(16,875)	(15,820)	(13,096)
Total operating expenses	(16,875)	(15,820)	(13,096)

Other income:
Others, net	8,792	9,868	3,525
Equity in income of subsidiaries, the VIE and subsidiaries of the VIE	213,269	871,798	1,317,111
Net income	205,186	865,846	1,307,540
Accretion to preferred shares redemption value	(536,059)	(429,931)	700,795
Net (loss)/income attributable to Yuanbao Inc.’s ordinary shareholders	(330,873)	435,915	2,008,335

Net income	205,186	865,846	1,307,540
Other comprehensive income/(loss):
Foreign currency translation adjustments	3,495	3,326	(9,300)
Total comprehensive income	208,681	869,172	1,298,240
Accretion to preferred shares redemption value	(536,059)	(429,931)	700,795
Comprehensive (loss)/income attributable to Yuanbao Inc.’s ordinary shareholders	(327,378)	439,241	1,999,035

Cash flows

	For the year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Net cash (used in)/provided by operating activities	(1,703)	926	(15,683)
Cash flows from investing activities:
Cash paid for investments in subsidiaries	(73)	—	(9,287)
Loans to subsidiaries	—	—	(261,457)
Purchase of time deposits	(858,554)	(1,039,231)	—
Cash received from maturity of time deposits	861,102	1,241,203	—
Net cash provided by/(used in) investing activities	2,475	201,972	(270,744)
Cash flows from financing activities:
Cash paid for initial public offering costs	—	(9,113)	(8,062)
Cash received from subsidiaries (i)	—	70,074	—
Proceeds from exercise of options	—	—	26
Proceeds from issuance of ordinary shares upon IPO, net of commissions	—	—	204,880
Net cash provided by financing activities	—	60,961	196,844
Effect of foreign exchange rate changes on cash and cash equivalents and restricted cash	3,512	4,588	(8,902)
Net increase/(decrease) in cash and cash equivalents and restricted cash	4,284	268,447	(98,485)
Cash and cash equivalents and restricted cash at beginning of the year	1,747	6,031	274,478
Cash and cash equivalents and restricted cash at end of the year	6,031	274,478	175,993
(i)	In 2024, the cash received from subsidiaries is interest free and due within one year.